1117



06018276

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Britvic plc

*CURRENT ADDRESS: Britvic House
Broomfield Road
Chelmsford
Essex CM1 1TU

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
NOV 13 2006
THOMSON
FINANCIAL

FILE NO. 82- 35035 FISCAL YEAR 10/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/8/06

10-31-05
ARS

Britvic - Britvic Announces Price Range

Britvic
25 November 2005

25 November 2005

Not for publication, distribution or release, directly or indirectly, in or into, the United States of America, Australia, Canada or Japan

This announcement is an advertisement and not a prospectus and investors should not subscribe for or purchase any shares referred to in this announcement except on the basis of information in the prospectus expected to be published by Britvic in due course in connection with the admission of the ordinary shares in the capital of the Company to the Official List of the Financial Services Authority and to trading on London Stock Exchange plc's (the 'London Stock Exchange') main market for listed securities (the 'Prospectus'). Copies of the Prospectus will, following publication, be available from the Company's registered office.

BRITVIC ANNOUNCES PRICE RANGE

Britvic plc ('Britvic' or the 'Company'), one of the two leading soft drinks businesses in Great Britain, today announces the price range for its initial public offering of existing ordinary shares ('Ordinary Shares') to institutional investors in the UK and elsewhere (the 'Global Offer'). The price range prospectus is expected to be published, and bookbuilding is expected to commence, today. Citigroup Global Markets Limited ('Citigroup') and Deutsche Bank AG ('Deutsche Bank') are joint bookrunners for the Global Offer.

Summary of the Global Offer
Price range of 210p - 250p per Ordinary Share, implying a market capitalisation of approximately £451m - £537m and an enterprise value of £771m - £857m.(1)

- InterContinental Hotels Group PLC, Whitbread PLC and Pernod Ricard S.A. are intending to sell, in aggregate, approximately 153 million Ordinary Shares in connection with the Global Offer. This would represent approximately 71% of the total issued share capital of Britvic
- Over-allotment arrangements (not forming part of the Global Offer), representing up to a maximum 15% of the total number of Ordinary Shares comprised in the Global Offer, have been entered into with the existing shareholders
- Pricing and the commencement of conditional trading are expected to take place on or around 9 December
- Following Admission, a special offer of free shares to a value of £750 for each employee, based on the Offer Price, together with a new employee share matching scheme

---

Britvic Overview
Britvic is one of the two leading soft drinks businesses in Great Britain. The Company is the largest supplier of still soft drinks, the faster growing category in the soft drinks market, the number two supplier of carbonates and enjoys the right of first refusal of all new carbonated drinks developed by PepsiCo for distribution in Great Britain. The Company is the number 1 supplier to the licensed on-trade(2) and number 2 in the take-home channel(2),(3), selling in total over 1.4 billion litres in 2005.

Britvic's broad portfolio of leading brands includes established names with high brand recognition such as Robinsons and Tango and highly successful innovations such as J2O and Robinsons Fruit Shoot. Included within the portfolio are the Pepsi and 7UP brands, which Britvic produces, markets, sells and distributes under its exclusive appointment from PepsiCo. This brand and product portfolio enables Britvic to target and satisfy a wide range of consumer demands in all the major soft drinks categories, via all available routes to market.
Soft drinks is the largest FMCG category in the British take-home channel with a retail value of over £5.3bn(4) and is also one of the fastest growing.

Britvic's key strengths:

- A leading portfolio
  - o Britvic has an extensive and balanced product range spread across the stills and carbonates categories including Britvic, J2O, Robinsons (including Fruit Shoot), Pepsi, 7UP, Tango and R Whites.
  - o Many of Britvic's brands are number 1 or 2 in their respective sub-categories
  - o Britvic continues to explore opportunities to extend its portfolio and drive growth. In 2006, Britvic intends to launch 2 new brands in the large and growing water market, building on its successful recent acquisition and launch of Pennine Spring. In addition, from 2006 Britvic will distribute Gatorade, one of the world's leading sport drinks.

- Proven brand development and innovation
  - o Innovation is at the core of Britvic's business. Britvic has been responsible for some of the most successful launches in the soft drinks sector in the last 8 years. Britvic has launched 11 new brands in the last 8 years and 28% of net revenue is now from new brands and brand extensions launched in that period.
  - o Britvic's innovation expertise has brought to the market, among other brands:
    - Robinsons Fruit Shoot, launched in 2000, has become the number 1 kids' drink, worth £72m at retail value and still recording double-digit growth.(5)
    - J2O, launched in 1998, has defined a new category of adult juice drinks. The brand is now worth over £193m at retail value.(5)

- Working with PepsiCo
  - o Britvic has the exclusive GB distribution rights for Pepsi, the no. 2 global soft drinks brand (6), and 7UP, the number 2 global lemon/lime brand.(6)
  - o Since 1987 Pepsi volumes have grown over 3.5 times to 611 million litres(7) a year, resulting in the Pepsi market share in Great Britain being the highest of any country in Western Europe.(8)
  - o The success of Britvic's 18-year relationship with PepsiCo is reflected in its EBA renewal in 2004 for a further 15 years, with a five-year extension to 2023, on admission. As well as granting the exclusive GB distribution rights for the Pepsi and 7UP brands the EBAs also give Britvic the right to first refusal of all new carbonated drinks developed by PepsiCo for distribution in Great Britain.
  - o From 2006, Britvic will distribute Gatorade, one of the worlds'leading sports drinks.

- Well-invested infrastructure
  - o Britvic has made capital investments in the supply chain of over £102m over the last 5 years.
  - o In addition, Britvic has invested £78m over the last 5 years behind its commercial assets with over 41,000 dispensers, 20,000 vending machines and 34,000 chillers in customers' premises.

- Extensive Customer reach
  - o Britvic's large-scale infrastructure means that its products are available to consumers at over 90% of the points of sale in GB take-home and licensed on-trade channels.(8)
  - o Britvic products are served in 9 out of every 10 pubs and are available at over 97% of points of sale by value in take-home.(8)

- Drive for efficiency
  - o Britvic has made significant investment in its IT systems and process design over the last two years with the aim of generating efficiencies across all parts of the business.
  - o Britvic's investment in the business has resulted in a 29% improvement in productivity over 10 years (as measured by cases per employee). Britvic has identified a further £12m of annual cost savings which are expected to be achieved in the next 3 financial years.(9)

- Leadership and culture
  - o Britvic has an experienced, committed and motivated management team who have a demonstrable record of delivering profitable growth led by product innovation. The seven members of the executive team have a combined total of over 50 years' service within Britvic, with in excess of 100 years experience in FMCG businesses including at Unilever, PepsiCo and Mars.

Strategy for Growth:

- To deliver strong revenue and profit growth and realise attractive cash returns, Britvic has a strategy built around six pillars:
  - to grow stills sales aggressively through targeting the key growth and higher margin subcategories;
  - to grow its share of the GB carbonates market led by Pepsi and the development of no added sugar variants;
  - to become the supplier of choice;
  - to leverage the PepsiCo Systems;
  - to generate further efficiencies in its cost base; and
  - to optimise employee performance by making Britvic a great place to work.

Financials

Britvic's turnover for the 52 weeks ended 2 October 2005 was £698.2 million and EBITA(10) was £78.7 million.

See notes to editors attached

Enquiries to:

Britvic	020 7404 5959 (for today only)
Paul Moody, Managing Director	thereafter
John Gibney, Finance Director	01245 261 871
David Lewis, Director of Corporate Affairs	01245 261 871
Julian Mears, Media Communications Manager	01245 261 871
	07834 962 542
IHG	01753 410176
Gavin Flynn	07808 098 972
Paul Edgecliff-Johnson	
Leslie McGibbon	01753 410425
Citigroup	020 7986 6000
David Wormsley	
Anthony Gutman	
Deutsche Bank	020 7545 8000
Jeremy Quin	
Charles Wilkinson	
Brunswick	020 7404 5959
Tom Buchanan	
Mike Smith	
Fiona Laffan	

The contents of this announcement, which have been prepared by and are the sole responsibility of the Company, have been approved solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000 by Citigroup Global Markets Limited of Citigroup Centre, Canada Square, London E14 5LB and Deutsche Bank AG of Winchester House, 1 Winchester Street, London EC2N 2DB. Citigroup and Deutsche Bank are acting exclusively for the Company and no one else in connection with the Global Offer. They will not regard any other person (whether or not a recipient of this announcement) as their respective clients and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Global Offer, the contents of this announcement or any transaction or arrangement referred to herein.

This announcement may not be distributed, directly or indirectly, in or into the United States, Canada, Australia or Japan. This announcement does not constitute or form part of an offer to sell or issue, or any solicitation of an offer to buy or subscribe for, any securities referred to herein. The Global Offer and the distribution of this announcement and other information in connection with the Global Offer in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

The securities mentioned herein have not been, and will not be, registered under the U.S. Securities Act of 1933 (the 'Securities Act'), and may not be offered or sold in the United States (as such term is defined in Regulation S under the Securities Act) unless they are registered under the Securities Act or pursuant to an exemption from registration. No public offer of the Shares is being made in the United States.

The price and value of securities may go up as well as down. Persons needing advice should contact a professional adviser.

This announcement includes statements that are, or may be deemed to be, 'forward-looking statements'. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms 'believes', 'estimates', 'plans', 'projects', 'anticipates', 'expects', 'intends', 'may', 'will', or 'should' or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include matters that are not historical facts and include statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, the Company's results of operations, financial condition, liquidity, prospects, growth, strategies and the outlook on the casual dining industry.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. A number of factors could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, the factors to be described in the risk factors section of the Prospectus, and the factors to be described in the financial review and prospects section of the Prospectus.

Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements in this announcement reflect the Company's view with respect to future events as at the date of this announcement and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Company's operations, results of operations, growth strategy and liquidity. Save as required by law or by the Listing Rules of the Financial Services Authority, the Company undertakes no obligation publicly to release the results of any revisions to any forward-looking statements in this announcement that may occur due to any change in its expectations or to reflect events or circumstances after the date of this announcement.

Information in this announcement or any of the documents relating to the Global Offer cannot be relied upon as a guide to future performance.

NOTES TO EDITORS

About Britvic

Britvic's origins can be traced back to the mid-19th century when the British Vitamin Products Company (abbreviated to Britvic) was established in Chelmsford and run from a chemist's shop making lemonades, mineral waters and 'tonics'. The current business was established in 1986 when Bass (now IHG), Whitbread and Allied Breweries (now Pernod) merged their respective soft drinks businesses to form Britvic Soft Drinks ('BSD'). BSD was originally established to act as the soft drinks supplier to the pub estates of these three shareholders. With the acquisition of Robinsons, Orchid Drinks, Pennine Spring and the innovation of J20 and Fruit Shoot, in particular, Britvic has established itself as a market-leading soft drinks supplier in its own right.

Current Shareholder structure:

InterContinental Hotels Group, 47.5%
Whitbread 23.75%
Pernod Ricard 23.75%
PepsiCo 5%

Board and Senior Management team:

At flotation the Board and Senior Management team will include the following:

Executive Directors:

Chief Executive Officer, Paul Moody

Paul Moody was appointed Managing Director in October 2003 and is responsible for the day-to-day running of the Group's business. He had been Chief Operating Officer of the BSD since October 2002. Paul Moody joined the Group in 1996 as Director of Sales for Grocery Multiples (supermarkets) having previously worked for Golden Wonder and Pedigree Pet Foods. Paul Moody is also currently the Deputy President of the British Soft Drinks Association.

Finance Director, John Gibney

John Gibney was appointed Finance Director in 1999 and is responsible for finance, IT, legal, estates, risk management and business transformation. Prior to joining Britvic, John Gibney was Senior Corporate Finance & Planning Manager for Bass, and prior to that role, Finance Director and subsequently Deputy Managing Director of Gala Clubs.

Non-Executive Directors:

Chairman, Gerald Corbett
Gerald Corbett was appointed non-executive Chairman on 24 November 2005. He continues to be Chairman of Woolworths Group plc, a post held since March 2001. He is also Chairman of SSL International and Health Club Holdings Limited, the owner of Holmes Place. He is a non-executive director for Greencore plc based in Dublin. Gerald Corbett was chief executive of Railtrack PLC from 1997 to 2000, Group Finance Director of Grand Metropolitan PLC from 1994 to 1997 and was Group Finance Director of Redland PLC between 1987 and 1994. He was a non-executive director of the property group MEPC PLC from 1995 to 1998 and Burmah Castrol PLC from 1998 to 2000.

Director, Joanne Averiss
Joanne Averiss was appointed non-executive director on 24 November 2005. Joanne Averiss has been a member of the PepsiCo legal department since 1990 holding a series of positions in the UK and the US and most recently acting as the head of legal (UK and Europe) for PepsiCo International's food and snack beverages division. She is also a trustee of the Mesen Educational Trust.

Director, Chris Bulmer
Chris Bulmer was appointed non-executive director on 24 November 2005. Chris Bulmer was the Group Human Resources Director for Brambles Industries plc Brambles Industries Limited, and prior to that was Group Human Resources Director for Whitbread Group plc. Chris Bulmer also worked for Diageo, Mars, Unilever and Blue Circle. She is also an Independent Trustee Director of Berkeley Square Pension Trustee Company Limited.

Director, Bob Ivell
Bob Ivell was appointed non-executive director on 24 November 2005. Prior to joining Britvic, Bob Ivell was on the board of Scottish & Newcastle plc as chairman of the retail division. He is currently the executive chairman of Regent Inns Plc, a non-executive director of The Restaurant Group plc, deputy chairman of Next Generation Clubs Limited and Next Generation Pacific Limited and non-executive chairman of Park Resorts Limited. During the 1980s Bob was the managing director of Beefeater.

Director, Michael Shallow
Michael Shallow was appointed non-executive director on 24 November 2005. Michael Shallow has been the Finance Director of Greene King plc since 1991, having previously been an associate partner at Andersen Consulting and having held a senior accounting role at Kingfisher plc.

----

(1) Taking into account pro forma net debt of £320m as at 2 October 2005 which includes a draw down on Britvic's existing bank facilities to fund a dividend payment of £98.5m to its current shareholders and the expenses of the Global Offer.
(2) AC Nielsen Scantrack Total Coverage 3 Sept 2005; Licensed on-trade Service July 2005 by retail sales value and volume.
(3) Customers in the GB take-home channel include large grocery retailers (primarily Tesco, J Sainsbury, Asda, Wm Morrison), high street stores (for example, WH Smiths, Woolworths), 'impulse' channel retailers (for example, convenience stores, garage forecourt sales and off licences) and cash & carry wholesalers.
(4) AC Nielsen Scantrack Total Coverage 3 Sept 2005
(5) AC Nielsen Scantrack Total Coverage 3 Sept 2005; Licensed on-trade Service July 2005
(6) Zenith International
(7) Canadean Annual Soft Drinks Report 2005
(8) AC Nielsen
(9) Management estimate
(10) EBITA is defined as profit before interest, tax and exceptionals after adding back amortisation.


BRITVIC
plc


ROBINSONS
orange
PREMIUM
HIGH JUICE
Tango
ORANGE
PEPSI
ROBINSONS
fruit shoot
strawberry
J2O

Global Offer

Price Range Prospectus

Joint Global Co-ordinators, Joint Bookrunners and Joint Sponsors

Citigroup **Deutsche Bank**

Joint Lead Managers

Lehman Brothers **Merrill Lynch**

Britvic plc Global Offer






ROBINSONS
lemon





Prospectus dated 25 November 2005

This document comprises a prospectus relating to Britvic plc (**"Britvic"** or the **"Company"**) and has been prepared in accordance with the Prospectus Rules made under Section 73A of the Financial Services and Markets Act 2000, has been filed with the Financial Services Authority (**"FSA"**) and has been made available to the public as required by section 3.2 of the Prospectus Rules.

Application has been made to the FSA for the Ordinary Share Capital to be admitted to the Official List of the FSA and to the London Stock Exchange for all of the Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities (together, **"Admission"**). It is expected that Admission will become effective and that unconditional dealings in the Ordinary Shares on the London Stock Exchange's market will commence at 8.00 a.m. on 14 December 2005. **All dealings in the Ordinary Shares before the commencement of unconditional dealings will be on a "when issued" basis and of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.**

The Company and the Directors of the Company, whose names appear on page 22 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Ernst & Young LLP accept responsibility for their reports on the Financial Information and on the pro forma statement of net assets contained in Parts VIII, IX and X respectively of this document. To the best of the knowledge and belief of Ernst & Young LLP (who have taken all reasonable care to ensure that such is the case), the information contained in their reports is in accordance with the facts and does not contain anything likely to affect the import of such information.

Prospective investors should read the whole of this document, including in particular Part II: "Risk Factors", in considering whether to acquire Ordinary Shares.


BRITVIC
plc

Britvic plc

(incorporated in England and Wales under the Companies Act 1985 with registered number 5604923)

Prospectus

Global Offer of 153,032,485 Ordinary Shares of 20p each at a price expected to be between 210p and 250p per Ordinary Share

Joint Global Co-ordinators, Joint Bookrunners and Joint Sponsors

Citigroup **Deutsche Bank**

Joint-Lead Managers

Lehman Brothers **Merrill Lynch**

Ordinary share capital immediately following Admission

Authorised			Issued and fully paid	
Number	**Amount**		**Number**	**Amount**
327,500,000	£65,500,000	*Ordinary Shares of 20p each*	214,782,435	£42,956,487

The Ordinary Shares have not been and will not be registered under the Securities Act or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the Ordinary Shares may not be offered or sold within the United States, Australia, Canada or Japan or to any national, resident or citizen of Australia, Canada or Japan. The Ordinary Shares are being offered and sold outside the United States in reliance on Regulation S under the Securities Act and within the United States to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Prospective investors are hereby notified that the Selling Shareholders may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of the Ordinary Shares and the distribution of this document, see paragraph 8 of Part XII: "Securities Laws".

Citigroup and Deutsche Bank are the Joint Global Co-ordinators, Joint Bookrunners and Joint Sponsors for the Global Offer. Citigroup and Deutsche Bank, which are both authorised and regulated in the United Kingdom by the FSA, are acting for the Company and the Selling Shareholders in relation to the Global Offer and no one else in connection with the Global Offer and will not be responsible to anyone other than the Company and the Selling Shareholders for providing the protections afforded to their respective clients, nor for providing any advice in relation to the Global Offer, the contents of this document or any transaction, arrangement or matter referred to herein.

You should rely only on the information contained in this document. No person has been authorised to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorised by the Company, the Directors, the Selling Shareholders or the Joint Global Co-ordinators. Without prejudice to any obligation of the Company to publish a supplementary prospectus pursuant to Section 87G of the FSMA and Rule 3.4 of the Prospectus Rules, neither the delivery of this document nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this document or that the information herein is correct as of any time subsequent to the date of this document.

153,032,485 Ordinary Shares are being offered for sale in the Global Offer by the Selling Shareholders. The Company will not receive any proceeds from the sale of the Ordinary Shares pursuant to the Global Offer.

The Global Offer being made by means of this document is being made in the United Kingdom and elsewhere by means of an institutional offer, including to QIBs in the United States (in transactions meeting the requirements of Rule 144A, or another exemption from, or transactions not subject to, the registration requirements of the Securities Act). The Ordinary Shares are not transferable except in accordance with, and the distribution of this document and the offering and sale of the Ordinary Shares are subject to, the restrictions set out in paragraph 8 of Part XII: "Securities Laws". Accordingly, this document may not be supplied to the public in any jurisdiction, other than the United Kingdom, in which any registration, qualification or other requirements exist or would exist in respect of any public offering of shares. For US securities law purposes, this document is not a prospectus.

This document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities other than the Ordinary Shares to which it relates or any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, such Ordinary Shares by any person in any circumstances in which such offer or solicitation is unlawful and is not for distribution in or into Australia, Canada, Japan or the United States.

In connection with the Global Offer, Citigroup Global Markets U.K. Equity Limited, as stabilising manager (the **"Stabilising Manager"**), may, for stabilisation purposes, over-allot Ordinary Shares up to a maximum of 20% of the total number of Ordinary Shares comprised in the Global Offer. For the purposes of allowing it to cover short positions resulting from any such over-allotments and/or from sales of Ordinary Shares effected by it during the stabilising period, the Stabilising Manager will enter into the Over-allotment Arrangements with one or more of IHG, Pernod and Whitbread (the **"Over-allotment Shareholders"**) pursuant to which the Stabilising Manager may purchase or procure purchasers for additional Ordinary Shares up to a maximum of 15% of the total number of Ordinary Shares comprised in the Global Offer (the **"Over-allotment Shares"**) at the Offer Price. The Over-allotment Arrangements will be exercisable in whole or in part, upon notice by the Stabilising Manager, at any time on or before the 30th calendar day after the commencement of conditional trading of the Ordinary Shares on the London Stock Exchange. Any Over-allotment Shares made available pursuant to the Over-allotment Arrangements will rank *pari passu* in all respects with the Ordinary Shares being sold in the Global Offer, including for all dividends and other distributions declared, made or paid on the Ordinary Shares, will be purchased on the same terms and conditions as the Ordinary Shares being sold in the Global Offer and will form a single class for all purposes with the other Ordinary Shares.

In connection with the Global Offer, Citigroup Global Markets U.K. Equity Limited, as stabilising manager, or any of its agents, may (but will be under no obligation to), to the extent permitted by applicable law, over-allot and effect other transactions with a view to supporting the market price of the Ordinary Shares at a level higher than that which might otherwise prevail in the open market. The Stabilising Manager is not required to enter into such transactions and such transactions may be effected on any stock market, over the counter market or otherwise. Such stabilising measures, if commenced, may be discontinued at any time and may only be taken during the period from 9 December 2005 up to and including 8 January 2006. Save as required by law or regulation, neither the Stabilising Manager nor any of its agents intends to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

The contents of this document are not to be construed as legal, financial or tax advice. Each prospective investor should consult his, her or its own legal adviser, financial adviser or tax adviser for legal, financial or tax advice.

Restrictions on Sales Outside the United Kingdom

The Ordinary Shares have not been approved or disapproved by the US Securities and Exchange Commission (the **"SEC"**), any state securities commission in the United States or any other regulatory authority in the United States, nor have any of the foregoing authorities passed on or endorsed the merits of the Global Offer or the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States.

The distribution of this document and the Global Offer and the offering and sale of the Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No action has been taken or will be taken in any jurisdiction that would permit a public offering or sale of the Ordinary Shares, or possession or distribution of this document or any other offering or publicity material relating to Ordinary Shares, in any country or jurisdiction where action for that purpose is required, other than in the United Kingdom.

Notice to New Hampshire Residents Only

Neither the fact that a registration statement or an application for a licence has been filed under Chapter 421-B of the New Hampshire revised statutes with the State of New Hampshire, nor the fact that a security is effectively registered or a person is licensed in the State of New Hampshire, constitutes a finding by the Secretary of State of the State of New Hampshire that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the Secretary of State of the State of New Hampshire has passed in any way upon the merits or qualifications of, or recommended or given approval to, any person, security or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer or client, any representation inconsistent with the provisions of this paragraph.

Available Information

The Company has agreed that, for so long as any of the Ordinary Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, it will, during any period in which it is neither subject to Section 13 or 15(d) of the US Securities Exchange Act of 1934 (the **"Exchange Act"**), nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, provide to any holder or beneficial owner of such restricted securities or to any prospective purchaser of such restricted securities designated by such holder or beneficial owner, on the request of such holder, beneficial owner or prospective purchaser, the information required to be provided by Rule 144A(d)(4) under the Securities Act.

Forward-Looking Statements

Certain statements in this document constitute "forward-looking statements". All statements other than statements of historical facts included in this document, including, without limitation, the Company's financial position, business strategy, plans and objectives of management or future operations (including development plans and objectives relating to the Company's products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the Company's actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future business strategies and the environment in which it will operate in the future. Important factors that could cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed in Part II: "Risk Factors". These forward-looking statements speak only as at the date of this document. Save as required by law or regulations, the Company expressly disclaims any obligation or undertaking to disseminate after Admission any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

TABLE OF CONTENTS

Contents	Page
PART I: SUMMARY	5
PART II: RISK FACTORS	13
DIRECTORS, SECRETARY, REGISTERED AND HEAD OFFICE AND ADVISERS	22
EXPECTED TIMETABLE OF PRINCIPAL EVENTS	23
GLOBAL OFFER STATISTICS	23
PRESENTATION OF STATISTICAL DATA AND OTHER INFORMATION	24
PART III: SELECTED FINANCIAL INFORMATION	26
PART IV: OVERVIEW OF THE GB SOFT DRINKS INDUSTRY	28
PART V: INFORMATION ON THE GROUP'S OPERATIONS	35
PART VI: DIRECTORS, SENIOR MANAGEMENT, CORPORATE GOVERNANCE AND EMPLOYEES	51
PART VII: OPERATING AND FINANCIAL REVIEW	55
PART VIII: FINANCIAL INFORMATION (UK GAAP)	80
PART IX: FINANCIAL INFORMATION (IFRS)	109
PART X: PRO FORMA FINANCIAL INFORMATION	144
PART XI: SUMMARY OF DIFFERENCES BETWEEN UK GAAP AND US GAAP, AND BETWEEN IFRS AND US GAAP	148
PART XII: THE GLOBAL OFFER	153
PART XIII: TAXATION	160
PART XIV: ADDITIONAL INFORMATION	166
PART XV: DEFINITIONS	196
PART XVI: GLOSSARY	200

Prospectus Directive Warning

The summary information contained in this section is an introduction to this document only. Any decision to invest in the Company pursuant to the Global Offer should be based on consideration of this document as a whole by the investor and not just this summary. Under the Prospectus Directive (Directive 2003/71/ EEC) in each member state of the European Economic Area ("EEA") civil liability for this summary, including any translation thereof, attaches to those persons responsible for the summary, but only if the summary is misleading, inaccurate or inconsistent when read together with other parts of this document. If any claim is brought before a court relating to the information contained in this document, the investor who brings such a claim might, under the national legislation of the EEA states, have to bear the costs of translating this document before the legal proceedings are initiated.

Information on Britvic

- Britvic is one of the two leading soft drinks businesses in Great Britain by both volume and retail sales value, with many of its brands being number 1 or 2 in their respective sub-categories. The Company is the number 1 supplier to the GB licensed on-trade and number 2 in GB take-home.
- The Company has a long track record of delivering profitable growth and, over the four-year period ended 2 October 2005, has delivered growth in turnover and operating profit (before exceptional items) of 16.0% and 28.3%, respectively.

Information on the Soft Drinks Market

Britvic supplies a large, growing and dynamic market. In 2004, total UK soft drinks retail sales exceeded £10 billion and, in volume terms, have risen from approximately 9.9 billion litres in 1995 to over 12.5 billion litres in 2004, an increase of over 25%. Industry surveys suggest that not only is the GB population as a whole consuming more soft drinks, but also that consumption is increasing across all age ranges and across all times of the day. The Directors believe that this growth has been, and will continue to be, driven by:

- growth in two distinct areas:
  - **"Better for you"** — concerns over health and well-being have led to the growth of bottled water, low or no sugar variants, pure juice and fruit drinks, functional and dairy;
  - **"Added value"** — consumers are searching for a functional drink or an indulgent treat with a consequent growth of sports drinks, smoothies and other premium quality products; and
- consumer demand for "on the go" consumption and increases in meals out of the home, in each case complemented by soft drink consumption.

Suppliers have capitalised on these trends, developing brands and products which align their offering with the evolving preferences. As a consequence of these trends, stills is now the larger and faster growing category with its growth outperforming carbonates.


Litres (m)
9,944
9,584
9,985
9,989
10,778
11,087
11,599
11,917
12,739
12,535
12,862
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005F
Carbs
Stills
95-05 CAGR
4.1%
1.0%

Source: Canadean, "The Soft Drinks Service 2005" (volume as drunk)

Looking forward, both Canadean and Zenith forecast that soft drink volumes will continue to grow, predicting respectively a 2 year CAGR of 2.1% and 3.5%, with stills continuing to provide the majority of growth.

Key Strengths

Britvic's leading portfolio

- Britvic has an extensive and balanced portfolio of stills and carbonates brands and is the number 1 supplier of stills, which is the faster growing part of the market, and number 2 supplier of carbonates to the GB market.
- Its stills brands include Robinsons, Fruit Shoot, J_2O, Britvic and Pennine Spring.
- Its carbonates brands include Pepsi, 7UP, R Whites, Tango and Gatorade.

Proven brand development and innovation

- Britvic believes that its proven consumer insight, innovation process and brand development expertise provide a significant competitive advantage in this dynamic market and, accordingly, has made significant investment in brand development, facilities and processes.
- Britvic has a strong track record of innovation in products, packaging and consumer promotional activity. In 2005, 28% of Britvic's net revenues were generated by new brands and brand extensions launched in the last 8 years[(1)].

Relationship with PepsiCo

- Britvic has had a successful relationship with PepsiCo since 1987, which was renewed in 2004 for a further 15 years, with a five-year extension to 2023 on Admission.
- Pepsi volumes have grown over 3.5x since 1987 from 172 million to 611 million litres.
- Under the PepsiCo arrangements, Britvic has:
  - an exclusive right to distribute the Pepsi and 7UP brands in Great Britain;
  - the right to service PepsiCo major global customers;
  - the right of first refusal to all new carbonated drinks developed by PepsiCo for distribution in Great Britain; and
  - recently agreed to introduce Gatorade into its portfolio.

Extensive consumer reach

- Britvic has strong relationships across all channels to market, supplying to the "Big 4" supermarkets and other major retailers (having 97% sterling-weighted distribution), 9 out of 10 pubs[(2)] and major leisure and catering customers (for example, YUM).
- It has a small but growing international business.

Well-invested infrastructure

- Britvic has made significant investment to build a flexible production capability and large-scale distribution network that have enabled Britvic to produce over 1.4 billion litres[(3)] in 2005 and deliver its products to over 25,000 points of distribution in Great Britain.

Drive for efficiency

- Britvic has improved productivity by 29% in the last 10 years (as measured by cases per employee).
- Through significant recent investment in IT systems as part of the Business Transformation Programme, the Directors believe Britvic is well positioned to realise further efficiencies.

Leadership and culture

- Britvic has an experienced management team which has sought to foster a culture of innovation in the business.

Strategy for Growth

Britvic aims to deliver strong revenue and profit growth and to realise attractive cash returns through its established 6 pillar strategy.

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(1) Unaudited. Source: Management accounts.

(2) Britvic supplies to 96% of pubs on a sterling-weighted distribution basis.

(3) Source: Management accounts.

- To grow stills sales aggressively and have a significant brand presence in all major growth sub-categories by:
  - further developing its water offering;
  - continuing to drive sales of J_2O and Fruit Shoot in Great Britain and internationally;
  - launching an ambient juice range under the Britvic brand; and
  - developing a new Robinsons squash large pack format.
- To grow the Group's share of the GB carbonates market by:
  - targeting the "better for you" trend through flavour extensions of PepsiMax and Tango Clear;
  - launching Gatorade to target growth in functional drinks; and
  - a targeted marketing effort to business and industry.
- To become the FMCG supplier of choice by:
  - providing category leadership and innovation for customers; and
  - enhancing the quality and effectiveness of its supply chain.
- To leverage the PepsiCo Systems and to be PepsiCo's preferred partner to drive the value of PepsiCo's carbonates brands by:
  - capitalising upon the benefits of the PepsiCo Systems with respect to brand development and pack design.
- To generate efficiencies and outperform the GB FMCG sector in terms of ROIC by:
  - realising further the benefits from the Business Transformation Programme and supply chain improvements;
  - adopting a systematic approach to product value optimisation across the Britvic portfolio; and
  - improving effectiveness of pricing, promotion and branding strategies.
- To make Britvic a great place to work by:
  - providing the working environment, development opportunities and benefits packages which enable Britvic to retain and attract the best people.

Risk Factors

Before acquiring the Ordinary Shares, prospective investors should consider, together with the other information, the risks attaching to investing in Britvic.

The Group's results of operations could be materially adversely affected by:

Risks relating to the Group

- a decline in certain key brands;
- a termination or variation of its bottling and distribution arrangements with PepsiCo or an adverse development in the PepsiCo relationship;
- a further consolidation in its customer base;
- any interruption in, or change in the terms of, the Group's supply of packaging and raw materials;
- any failure in the processes or the new IT systems implemented as part of the Business Transformation Programme;
- any inability to protect the intellectual property rights associated with its current and future brands;
- contamination of its raw materials or finished products;
- litigation, complaints or adverse publicity in relation to its products;
- loss of key employees;
- any increase in the Group's funding needs or obligations in respect of its pension scheme; and
- any failure or unavailability of the Group's operational infrastructure.

Risks relating to the market

- a change in consumer preferences, perception and/or spending;
- poor economic conditions and weather;

- potential impact of proposed smoking ban or other regulatory developments;
- potential impact of the Licensing Act 2003;
- actions taken by competition authorities or private actions in respect of supply or customer arrangements;
- actions by the Group's competitors; and
- changes in accounting principles or standards.

Risks relating to the Ordinary Shares

There are risks arising out of an investment in Ordinary Shares because of:

- the potential lack of market liquidity;
- the adverse effect on market price of future sales by the Selling Shareholders;
- US Holders potentially not being able to exercise pre-emptive rights;
- potential share price volatility;
- sterling dividend payments giving rise to currency exposure for investors whose principal currency is not sterling; and
- PepsiCo's right to terminate the EBAs on a change of control which may affect the ability of a third party to make a general offer for the Ordinary Shares.

Summary Financial Information

The table below sets out Britvic's summary financial information for the periods indicated and been prepared in accordance with UK GAAP.

Summary profit and loss accounts

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Turnover	601,999	662,866	709,338	698,217
Costs and overheads				
Normal operating expenses	(545,707)	(596,000)	(637,301)	(625,974)
Exceptional operating items	—	—	—	(5,779)
	(545,707)	(596,000)	(637,301)	(631,753)
Operating profit before exceptional items	56,292	66,866	72,037	72,243
Operating profit	56,292	66,866	72,037	66,464
Loss on disposal of fixed assets	(900)	(1,768)	(1,203)	(3,202)
Profit on ordinary activities before interest and taxation	55,392	65,098	70,834	63,262
Interest receivable and similar income	233	580	270	251
Interest payable and similar charges	(563)	(368)	(656)	(6,594)
Other net finance income/(charges)	600	(1,500)	(1,200)	(1,200)
Profit on ordinary activities before taxation	55,662	63,810	69,248	55,719
Tax on profit on ordinary activities	(17,876)	(21,983)	(24,289)	(20,729)
Profit on ordinary activities after taxation	37,786	41,827	44,959	34,990
Minority interests	(352)	(478)	712	—
Profit for the financial period	37,434	41,349	45,671	34,990

Summary balance sheets

	As at 28 Sep 2002	As at 27 Sep 2003	As at 3 Oct 2004	As at 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Fixed assets				
Intangible fixed assets — goodwill	87,293	77,913	76,452	61,829
Tangible fixed assets	219,563	235,853	259,328	261,825
	306,856	313,766	335,780	323,654
Current assets				
Stocks	30,769	29,464	32,540	37,912
Debtors	98,744	120,646	93,541	101,812
Cash at bank and in hand	30,985	33,301	27,003	19,390
	160,498	183,411	153,084	159,114
Creditors				
Amounts falling due within one year	(177,833)	(217,381)	(201,538)	(165,679)
Net current liabilities	(17,335)	(33,970)	(48,454)	(6,565)
Total assets less current liabilities	289,521	279,796	287,326	317,089
Creditors				
Amounts falling due after more than one year	(2,833)	(2,833)	(2,833)	(219,266)
Provision for liabilities and charges	(22,528)	(22,288)	(22,521)	(22,696)
Net pension liability	(50,902)	(59,578)	(75,110)	(58,310)
	213,258	195,097	186,862	16,817
Equity minority interests	(18,774)	(18,773)	—	—
	194,484	176,324	186,862	16,817

Dividend Policy

The Directors intend to adopt a progressive dividend policy whilst maintaining an appropriate level of dividend cover. The Directors intend to recommend a dividend of 45% of profits after tax for financial year 2006, approximately one-third payable in July 2006 (interim) and two-thirds in February 2007 (final).

Current Trading and Prospects

Britvic's turnover for the first four weeks of financial year 2006 was in line with management expectations and the Directors are confident about Britvic's prospects for the current financial year.

Significant Change

There has been no significant change in the financial or trading position of the BSD Group since 2 October 2005 (the date to which the audited financial information in Part VIII: "Financial Information (UK GAAP)" has been prepared).

Save for the Britvic Post Balance Sheet Events, there has been no significant change in the financial or trading position of the Company since 31 October 2005 (the date to which the audited financial information in Part IX: "Financial Information (IFRS)" has been prepared).

Working Capital

The Company is of the opinion that, taking into account available bank facilities, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

Principal Shareholders

Shareholdings

On Admission, the Existing Shareholders are expected respectively to control the exercise of the following percentages of Britvic's voting rights:

Existing Shareholder	Assuming no exercise of the Over-allotment Arrangements	Assuming exercise of the Over-allotment Arrangements in full[1]
IHG	11.88%	6.53%
Pernod	5.91%	3.24%
Whitbread	5.91%	3.24%
PepsiCo	5.00%	5.00%

Notes:

(1) Assumes that (i) the Selling Shareholders participate in the Over-allotment Arrangements on a *pro rata* basis; (ii) Pernod and Whitbread sell an equal number of Ordinary Shares to the Non-executive Directors; and (iii) the Offer Price is set at the mid-point of the Offer Price Range. Percentages are also subject to the stock loan arrangements referred to in paragraph 9.2 of Part XIV: "Additional Information".

On Admission, it is expected that 71.3% of the Ordinary Shares will be in public hands assuming no exercise of the Over-allotment Arrangements (and 81.9% if the Over-allotment Arrangements are exercised in full).

Directors and Senior Management

Following Admission, the Directors and members of Senior Management will be:

Directors

Gerald Corbett	Chairman
Paul Moody	Chief Executive Officer
John Gibney	Finance Director
Bob Ivell[1]	Non-executive Director
Michael Shallow[2]	Non-executive Director
Chris Bulmer[2]	Non-executive Director
Joanne Averiss[3]	Non-executive Director

Notes:

(1) Senior Independent Director

(2) Independent Director

(3) PepsiCo nominee Director

Joanne Averiss, as PepsiCo's nominee Director, will be required by her appointment letter, in addition to her fiduciary duties, to discharge her duties in the interests of the Company notwithstanding her connection with PepsiCo.

Senior Management

Andrew Marsden	Category Director
Andrew Richards	Sales Director
Martin Rose	Supply Chain Director
Alan Beaney	Strategy Director
Doug Frost	Human Resources Director

Further disposals of Ordinary Shares

Subject to certain exceptions, the Company has undertaken, *inter alia*, not to offer, issue or sell Ordinary Shares (or securities convertible into Ordinary Shares or securities whose price is determined by reference to the price of Ordinary Shares) for an initial period of 180 days from Admission, (the "**Initial Lock-Up Period**") unless the Joint Bookrunners otherwise consent and for a further period of 185 days from the end of the Initial Lock-Up Period, unless the Joint Bookrunners consent (such consent not to be unreasonably withheld or delayed).

Subject to certain exceptions, the Selling Shareholders and the Directors have undertaken, *inter alia*, not to offer or sell Ordinary Shares (or securities convertible into Ordinary Shares or securities whose price is determined by reference to the price of Ordinary Shares) for a period of 180 days and 365 days from Admission, respectively, unless the Joint Bookrunners otherwise consent. PepsiCo has entered into an undertaking on substantially the same terms as the Selling Shareholders for a period which ends the earlier of 180 days after Admission and the date each Selling Shareholder's shareholding is less than 3%.

The Existing Shareholders' Agreement imposes on the Selling Shareholders an obligation to ensure that sales, after expiry of the lock-ups, are made so as to maintain an orderly market in Britvic shares. Subject to certain limited exceptions, the agreement also prevents PepsiCo from selling its stake until the earlier of: (a) each Selling Shareholder holding less than 3%; and (b) 31 December 2008. PepsiCo also has the right to acquire up to 8.4% (assuming no exercise of the Over-allotment Arrangements) from the Selling Shareholders as they sell down to 3% (but, save for certain exceptions, PepsiCo may not otherwise acquire Ordinary Shares).

Summary of the Global Offer

The Global Offer comprises 153,032,485 Ordinary Shares. No new Ordinary Shares are being issued by the Company and no proceeds will therefore be received by the Company. All the Ordinary Shares will be purchased at the Offer Price. It is currently expected that the Offer Price will be within the Price Range, but this range is indicative only and the Offer Price may be set above or below it.

In addition, 22,954,873 Ordinary Shares will be subject to the Over-allotment Arrangements which are expected to be exercisable in whole or in part, upon notice by Citigroup Global Markets U.K. Equity Limited, as stabilising manager, at any time on or before the 30th calendar day after commencement of conditional trading of the Ordinary Shares on the London Stock Exchange.

The Global Offer comprises an offer to certain institutional investors in the UK and elsewhere, including to QIBs in the United States (in transactions meeting the requirements of Rule 144A, or another exemption from, or transactions not subject to, the registration requirements of the Securities Act). The number of Ordinary Shares being sold under the Global Offer may be increased or decreased (potentially significantly) at the discretion of the Selling Shareholders following consultation with the Company and the Joint Bookrunners.

In addition, it has been agreed that Joanne Averiss, Chris Bulmer, Gerald Corbett, Bob Ivell and Michael Shallow shall purchase at the Offer Price from Pernod and/or Whitbread, conditional on Admission but outside the Global Offer, such number of Ordinary Shares as is most closely equal to, but not exceeding in value, £20,000, £15,000, £150,000, £25,000 and £50,000 respectively.

The Offer Price and the numbers of Ordinary Shares allocated to investors under the Global Offer will be determined based, *inter alia*, on the level and nature of demand and the need for an orderly after-market in the Ordinary Shares. The bookbuilding process for the Global Offer is expected to be completed by 8 December 2005, with pricing and allocations announced by the Company on 9 December 2005. Concurrently with such announcement, the Company will publish a pricing statement which will state the Offer Price and the aggregate number of Ordinary Shares to be sold by the Selling Shareholders.

The Company, the Selling Shareholders, the Directors and the Underwriters have entered into the Underwriting Agreement. Under this agreement, the Underwriters have agreed that, subject to the determination of the Offer Price, the execution of a purchase memorandum immediately prior to the announcement of the Offer Price and certain other conditions, they will procure purchasers for (or, failing which, purchase themselves) at the Offer Price the number of Ordinary Shares allocated to investors under the Global Offer.

The Global Offer is conditional, *inter alia*, on Admission becoming effective and on the Underwriting Agreement becoming unconditional (which requires, *inter alia*, the shareholders of IHG to approve (in a general meeting) the proposed disposal of IHG's interest in the Company) and the Underwriting Agreement not otherwise having been terminated in accordance with its terms.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange on 14 December 2005. Prior to that time, it is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange on 9 December 2005 and that the earliest date for settlement of such dealings will be 14 December 2005. These times and dates may be changed.

Reasons for the Global Offer

The Global Offer will create a public market for the Ordinary Shares and increase the strategic flexibility for the Group whilst enabling the Selling Shareholders to realise a significant part of their investment.

Additional Information

Share capital

On Admission:

- the authorised share capital of the Company will be £65,500,000 divided into 327,500,000 Ordinary Shares of 20 pence each; and
- the issued share capital will be £42,956,487 divided into 214,782,435 Ordinary Shares of 20 pence each.

Indebtedness

The pro forma net indebtedness of the Group as at 2 October 2005 will be £319,912,000 (taking into account the dividend of £98.5 million to be paid on or around 29 November 2005, to be funded by a drawdown on the Group's existing bank facilities).

Estimated expenses

The expenses of the Global Offer and Admission payable by the Company are estimated to be approximately £4.8 million.

Documents on Display

Copies of this document, the financial information referred to herein, the accountants' reports, the Company's constitutional documents and certain consent letters, will be on display during normal business hours from 25 November 2005 until Admission at Linklaters, One Silk Street, London EC2Y 8HQ.

Prospective investors should carefully consider the risks described below together with all other information in this document before acquiring any Ordinary Shares. Any of the risks described below could have a material adverse impact on the Group's business, financial condition and results of operations and could therefore have a negative effect on the trading price of the Ordinary Shares and affect a prospective investor's investment. Additional risks and uncertainties not presently known to the Group, or that the Group currently deems immaterial, may also have an adverse effect on the Group's business, financial condition and results of operations.

Risks Relating to the Group

The Group is dependent on certain key brands and successful brand management.

A significant proportion of the Group's sales in the 2005 financial year was derived from sales of the key brands within the Group's soft drinks portfolio, in particular Robinsons, Pepsi, Fruit Shoot, Britvic, J_2O, 7UP and Tango. Should sales of these brands decline, whether as a result of supply, production or distribution disruption, changing consumer tastes, marketing or pricing actions by one or more of the Group's competitors or for any other reason, this could have a material adverse effect on the Group's sales volumes, turnover and profits.

Accordingly, the ability to develop new brands and products is key to the continued growth of the Group's business. Successful launches of new products have been a significant driver to the Group's revenue and profit growth (for example, sales of Fruit Shoot and J_2O have made a substantial contribution to profit growth between financial years 2002 and 2005). Similarly, the ability to maintain and/or grow sales through brand extensions and relaunches of existing products (particularly generating growth in the large scale brands such as Pepsi and Robinsons) could have a significant impact on the Group's results of operations. In order to continue to generate revenues and maintain or increase market share, the Group's category team must continue to support its brands through programmes of investment in new product development, product repackaging, brand relaunches and marketing efforts. There is no guarantee that any new product launched by the Company will generate revenue growth for the Group and, whatever the revenue impact, the Group must bear the costs associated with its development and launch (which may not be covered by the sales revenue generated by the product). If Britvic is not successful with new product launches or in its other brand management efforts, the results of its operations, its prospects for growth and its profitability could be materially adversely affected.

The Group has entered into agreements for the bottling and distribution of Pepsi and 7UP and the termination or variation of these agreements or an adverse development in the PepsiCo relationship could have a material adverse effect on the Group's results of operations.

The Group has entered into bottling and distribution agreements with PepsiCo and Seven-Up International, a subsidiary of PepsiCo, under which it manufactures and distributes Pepsi, 7UP and other related PepsiCo brands in Great Britain, the Isle of Man and Gibraltar (unless and until it becomes a Spanish possession) (together, the **"Territory"**).

The agreements with PepsiCo and Seven-Up International are subject to termination in a range of circumstances, including for failure to use best endeavours to maintain distribution levels and for failure to use reasonable endeavours to achieve the performance targets, in each case provided for in those agreements (see paragraph entitled "Relationship with PepsiCo" in Part V). The nature and extent of those commitments and targets are such as to give rise to the potential for dispute. Furthermore, the agreements may also be terminated, *inter alia*, in the event that: (i) Britvic sells the Robinsons brand or a brand which provides 35% or more of the Group's total EBA Brand Contribution; (ii) a competitor of PepsiCo or Seven-Up International acquires 10% or more of the Ordinary Shares in the Company from one or more of the Selling Shareholders (either directly or, where the Selling Shareholders know that the ultimate purchaser is such a competitor, indirectly); or (iii) any third party acquires 40% or more of Britvic Soft Drinks Limited (including indirectly through the acquisition of Ordinary Shares of the Company). (See also the paragraph entitled "Risks Relating to the Ordinary Shares — PepsiCo has the right to terminate the EBAs in the event of a change of control of the Company" below).

Termination or variation of these agreements, failure of a party to comply with the terms of these agreements or any other adverse development in the relationship or any event that limits the Group's ability to distribute, market or sell Pepsi or 7UP products or otherwise extract the benefits of the PepsiCo Systems could have a material adverse effect on the Group's sales volumes, turnover and profits. (See also the paragraph entitled "Risks Relating to the Market — The Group's supply and customer agreements are subject to EU and UK competition rules and any actions taken by the relevant regulatory authorities on the basis that such arrangements are anti-competitive could have a material adverse effect on the Group's results of operations" below).

In the event of a termination of either Exclusive Bottling Appointment: (i) by the Company without cause; (ii) as a result of one or more of the Selling Shareholders selling 10% of the Ordinary Shares in the Company to a competitor (as described above); or (iii) Britvic selling the Robinsons brand, Britvic would have to make a substantial liquidated damages payment to PepsiCo or Seven-Up International (as the case may be), calculated by reference to the amount spent on concentrate by the Group with PepsiCo or Seven-Up International (as the case may be) and the amount contributed by PepsiCo or Seven-Up International (as the case may be) to advertising and marketing in the 18 month period prior to termination. Each Exclusive Bottling Appointment is inter-conditional.

The Group's results of operations could be adversely affected if there is further consolidation in its customer base.

Within each of the Group's major channels to market, there has been a recent period of consolidation amongst its customer base. In the take-home market, Wm Morrison acquired Safeway in 2004 and several major multiple retailers have increased their retail presence though the acquisition of convenience stores. In the licensed on-trade, a series of acquisitions and mergers has resulted in the top six managed pub operators controlling approximately half of the UK's managed pubs. Similarly in the leisure and catering channel, some of the major operators have acquired smaller competitors in the sector (for example, Terra Firma's acquisition of UCI Cinemas and Odeon Cinemas in Great Britain in 2004). Any further consolidation within these sectors or concentration of the Group's customers or moves by major customers to centralise further buying/distribution could increase the buying and negotiating strength of these customers, which could force the Group to lower its prices. Such consolidation and/or concentration could have a material adverse effect on the Group's turnover and profits.

Any interruption in or change in terms of availability of the Group's supply of packaging and raw materials could materially adversely affect the Group's ability to manufacture its products.

The Group purchases a substantial proportion of the packaging, utilities (including water) and raw materials necessary to manufacture its products from third-party suppliers. The Group's operations may be interrupted or otherwise adversely affected by: delays or interruptions in the supply of these utilities or materials from third-party suppliers; any change in the terms on which they are available; or the termination of any supplier arrangement where an alternative source of supply is not readily available on substantially similar terms. The Group's operations are also affected by the prices of packaging (particularly PET and steel cans), utilities (including water) and raw materials (particularly sugar, sweeteners and fruit juice) necessary in producing its products. The prices of such materials have been subject to fluctuations in the past and may be subject to fluctuations in the future. In 2005, the principal drivers for an increase in the Group's overall production costs relative to 2004 were increased energy costs and higher prices for PET (which is produced from oil). If these prices were to remain at their current high levels or rose further, and the Group was unable to introduce measures to mitigate the consequent effects, the Group's profits could be materially adversely affected. The price of raw materials may also be significantly affected by the failure of crops (for example, oranges, apples and mangoes) in the source markets of the Group's suppliers. If the Group is forced to change a supplier of raw materials, there is no guarantee that this would not interrupt supply continuity or result in additional cost. Wherever practicable the Group seeks to put in place contracts of at least 12 months' duration to acquire such quantities of the raw materials as it forecasts require. Failure to forecast accurately the required quantities could result in the Group having to buy packaging and raw materials on the spot market which could result in additional cost. Any increases in the prices of packaging, utilities and raw materials where prices have not been fixed under contractual supply agreements could have a material adverse effect on the Group's profits.

The implementation of the Business Transformation Programme has resulted in a redesign of the Group's processes and any failure in the processes or the new IT systems could materially adversely affect the Group's results.

The Group has made fundamental changes to its IT systems as part of the Business Transformation Programme (see paragraph entitled "Business Transformation Programme and Information Technology" in Part V). Although the majority of the Business Transformation Programme is now complete, there are still certain sites where new releases are yet to be rolled out. Any damage or interruptions in operation or failure resulting from such releases could result in an interruption in operations that could adversely affect the Group's operational capability. The implementation of the Business Transformation Programme has also required the Group to change its business processes and systems. The integrated IT systems now mean that there is a single source of data for most business operations. As a result, failure by the Group to adapt certain of its business processes to the new IT systems (for example, inventory management processes), a breach of security or the entry of incorrect data into the systems could lead to errors in management data derived therefrom and result in interruptions to the Group's operations. In addition, the Business Transformation Programme has increased the Group's reliance on the new IT systems.

Furthermore, following the Business Transformation Programme, Britvic is in the process of rationalising the security access levels of its staff to reflect on-going roles and responsibilities. Management has identified a significant number of system users with access beyond their current requirements and conflicts between user access and segregation of roles in the business. Both of these factors increase the risks relating to the integrity and security of system data and could lead to errors in management data and interruptions to the Group's operations. The implementation of the Business Transformation Programme has also required the Group to create new back-up arrangements and recovery plans to support the new IT systems. Whilst the management has undertaken testing of the disaster recovery procedures, there can be no guarantee that the implementation of such procedures would avoid interruption or disruption to the business. Any failure or interruption in such systems and/or in the back-up arrangements and recovery plans required to restore such systems could affect the Group's operational capability and could materially adversely affect the Group's profits.

The Group's success depends, in part, on its ability to protect its current and future brands by securing, enforcing and defending its intellectual property rights.

The Group relies on a combination of trade marks, patents, designs (registered and unregistered), copyright, trade secrets and contractual restrictions to establish and protect proprietary rights in its products. These proprietary rights and contractual restrictions provide only limited protection, the extent of which varies among the countries in which the Group operates. There can be no assurance that these proprietary rights and contractual provisions will be adequate to prevent the misappropriation, infringement or other unauthorised use of the Group's intellectual property rights by third parties which could diminish brand value and harm the business. There can be no guarantee that registered trade marks will be granted in respect of future trade mark applications for existing or new products and it may be necessary for the Group to change a brand name prior to launch.

Where the Group uses a trade mark under a licence, the protection of such trade mark may be the responsibility of the licensor or a licensee in another jurisdiction and, therefore, the Group may be unable to control the protection of such trade mark or prevent the dilution of the brand in the marketplace.

The "Pepsi" and "7UP" trade marks (and trade marks of other related PepsiCo brands) are owned by PepsiCo (or one of its subsidiaries) and are licensed to the Group for use in the Territory. These trade marks are used by third parties outside of the Territory. In addition, the paragraph entitled "Brands and intellectual property" in Part V sets out details of the other brands that the Group owns, uses under licence or licenses to third parties in Great Britain and elsewhere. Actions by licensees or third-party owners of common brands or any other actions that affect the Group's brands may damage the perception of such brands in Great Britain or in other markets in which the Group operates.

The Group is vulnerable to the contamination of its raw materials or finished products.

The Group is vulnerable to accidental, natural or malicious contamination of its products or base raw materials. Contamination could result in recall of the Group's products, the Group being unable to sell its products, negative consumer perception, damage to brand image, civil actions by consumers, customers and/or regulators or criminal liability, each of which could have a material adverse effect on the Group's reputation, sales volumes, turnover and profits. Although the Group's bottling process seeks to ensure the highest standard of purity, the Group has experienced in the last 15 years two occurrences of product contamination caused respectively by tainted raw materials purchased from third parties and an error in the production process. The first occurrence was detected prior to the sale of the contaminated product to consumers and the second involved a limited recall of a small part of the product line.

The Group may be adversely affected by litigation, complaints or adverse publicity in relation to its products.

The Group may be adversely affected by litigation and complaints from customers, consumers or regulatory authorities resulting from product quality, illness, injury or other health concerns or other issues stemming from one or more products (including product ingredients, even if purchased from third parties), their packaging or advertising. The Group may also be adversely affected by litigation and complaints made in respect of the Group's products produced in other jurisdictions under licence. Such litigation and complaints and any adverse publicity surrounding such allegations may have a material adverse effect on the Group's reputation, sales volumes, turnover and profits. The Group may also experience reduced demand for its products as a result of negative publicity surrounding the soft drinks industry in general or in relation to products made by other soft drinks manufacturers.

The Group is dependent on certain key employees.

The Group's continued success is dependent on the ongoing services of its senior officers and employees (many of whom have significant experience within the Group and may be difficult to replace) and on its ability to continue to attract, motivate and retain highly qualified personnel. The loss of senior personnel, or the inability to recruit sufficient qualified personnel, could have a material adverse effect on the Group's ability to run its business and, accordingly, on the financial condition and results of operations of the Group.

Any increase in the Group's funding needs or obligations in respect of its pension scheme could have a material adverse effect on the profits of the Group.

The following issues could adversely affect the funding of the defined benefits under the Group's approved occupational pension scheme and materially affect the Group's funding obligations: (i) poor investment performance of pension fund investments; (ii) the scheme's trustees switching investment strategy to one with a lower weighting of equities; (iii) the scheme's trustees increasing employer contributions to the scheme (the trustees have sole control over the employer contribution rate, their only obligation being to consult the principal employer and scheme actuary); (iv) longer life expectancy (which will make pensions payable for longer and therefore more expensive to provide, whether paid directly from the scheme or secured by the purchase of annuities); (v) adverse annuity rates (which tend, in particular, to depend on prevailing interest rates and life expectancy), as these will make it more expensive to secure pensions with an insurance company; (vi) a change in the actuarial assumptions by reference to which the Group's contributions are assessed; and (vii) other events occurring which make past service benefits more expensive than predicted in the actuarial assumptions by reference to which the Group's past contributions were assessed. As at 30 June 2005, the funding deficit in the Scheme on a solvency basis was £173 million. Further details are set out in paragraph 8 of Part XIV: "Pensions".

The Group is exposed to currency exchange and interest rate risk.

The Group's operations involve the sale and purchase of goods denominated in currencies other than pounds sterling, principally the US dollar and the euro. Approximately US$16.5 million and €66.1 million were spent by the Group acquiring raw materials in the 2005 financial year, being 2.8% and 14.2% respectively of the Group's overall expenditure on raw materials for the year. The Group hedges 100% of its committed currency exposure and a proportion of its uncommitted forecast exposure based on an annual linear sliding scale reducing by quarters from 90% for expenditure in the first quarter and 60% in the fourth quarter. Nonetheless, fluctuations between the value of pounds sterling and the US dollar and the euro may have an adverse effect on the turnover and profits of the Group.

Interest payments under the Group's debt facilities are calculated by reference to a floating interest rate. The Group hedges between 25% and 75% of outstanding floating rate loan balances and therefore fluctuations in the level of interest rates may have an adverse effect on the profits of the Group.

Any failure or unavailability of the Group's operational infrastructure could lead to increased costs of production and distribution and could have a material adverse effect on the turnover and profits of the Group.

The Group's ability to procure, manufacture and distribute soft drinks to its customers is reliant on its operational infrastructure, particularly the efficient functioning of its factories and the National Distribution Centre (the **"NDC"**). Failures or unavailability of such infrastructure (caused, for example, by a fire or industrial action at the NDC or at one of the Group's factories or warehouses) could result in the Group having to implement its disaster recovery procedures. Although the Group has established disaster recovery procedures and back-up arrangements, any failure or delay in the implementation of such procedures or arrangements could adversely affect the Group's operational capabilities and could have a material adverse effect on the turnover and profits of the Group. Furthermore, such procedures and arrangements include outsourcing the manufacture and/or distribution of its soft drinks to third parties and their implementation therefore requires the Group to place greater reliance on the performance of third parties and would potentially involve significant additional costs which would materially adversely affect the Group's profits. The Group is reliant on the services of third party hauliers for the distribution of a substantial proportion of its products. Although management has entered into contracts with a number of hauliers any interruption in the services of one or more hauliers could affect the Group's ability to supply its products and consequently could materially adversely affect the Group's results of operations.

Risks Relating to the Market

The Group's results of operations could be materially adversely affected by a change in consumer preferences, perception and/or spending.

The soft drinks industry is subject to changes in consumer preferences, perceptions and spending habits. The Group's performance depends on factors which may affect the level and patterns of consumer spending in Great Britain. Such factors include consumer preferences, consumer confidence, consumer incomes, consumer perceptions of the safety and quality of certain soft drinks, and consumer interest in diet and health issues. In particular, the Directors believe that the consumer trend towards "better for you" products has adversely impacted the sales of certain traditional categories (for example, colas and fruit flavoured carbonates) in favour of perceived healthier alternatives (stills and/or low or no-sugar variants). Media coverage regarding the safety or quality of, or diet or health issues relating to, soft drinks, or the raw materials, ingredients (for example, aspartame and sodium benzoate) or processes involved in their manufacture or bottling, may damage consumer confidence in these products. A general decline in the consumption of the Group's products could occur as a result of a change in consumer preferences, perceptions and spending habits at any time and future success will depend partly on the ability of the Group to anticipate or adapt to such changes and to offer, on a timely basis, new products that meet consumer preferences. Such changes, and a failure to adapt the Group's offering to respond thereto, may result in reduced demand and lower prices for the Group's products, a decline in the market share of the Group's products, limitations on the Group's ability to increase prices and increased levels of selling and promotional expenses. Any changes in consumer preferences could result in lower sales of the Group's products or put pressure on pricing, with a material adverse effect on the Group's sales volumes, turnover and profits.

Substantially all of the Group's sales are generated from sales in Great Britain.

Approximately 98.5% of the Group's sales in the financial year ended 2 October 2005 were generated in Great Britain. Demand for the Group's products in Great Britain is influenced by a number of factors, including the strength of the domestic economy, the weather, the level of consumer spending, competitive challenges and regulatory changes. Any negative change in economic conditions, weather patterns, the level of consumer spending, competitive challenges or regulatory changes in Great Britain may result in a lower growth rate and lower sales by the Group in Great Britain, with a material adverse effect on the Group's sales volumes, turnover and profits.

The Group's operations are seasonally affected and subject to variations in weather.

The Group's operations are characterised by seasonal fluctuations in demand. For soft drinks, annual retail demand is highest during the summer months and higher levels of soft drinks consumption during the summer months have been correlated with good weather. For example, the summer of 2003 was unusually hot and dry in Great Britain, with a number of high temperature records broken. In the period between May and August 2003 (inclusive), the Group sold approximately 37% of its annual sales volume. Low temperatures, high levels of rainfall or lack of sunshine in a summer in Great Britain could all have a material adverse effect on the Group's sales volumes, turnover and profits.

The proposed bans on smoking in the work place in England and Scotland could lead to a decline in sales in the on-premise market which could have a material adverse effect on the Group's results of operations.

The Government, having concluded a consultation process, is currently considering the implementation of new regulations which would ban smoking in enclosed public areas and work places from 2007 in England. Only clubs and pubs that do not serve food would be exempt. The Scottish Executive is planning to ban smoking in all enclosed work places from spring 2006. A significant proportion of the Group's sales volumes, turnover and profits are derived from sales in licensed establishments that would be affected by the ban, including pubs and bars as well as restaurants. Similar smoking bans were implemented in the Republic of Ireland (29 March 2004) and New York City (30 March 2003). There is a risk that such bans could reduce volumes in the on-premise market and particularly the licensed on-trade channel (with outlets not serving food most affected). Industry data suggests that any reduction would be most marked in the period immediately following the introduction of a ban as consumer behaviour adjusted. If the smoking ban leads to a downturn in the on-premise market, particularly in the licensed on-trade channel in Great Britain, this could result in a material adverse effect on the Group's sales volumes, turnover and profits.

The Licensing Act 2003 could affect consumer spending in licensed outlets.

The Licensing Act 2003, which became effective on 24 November 2005, has given licensees in the licensed on-trade channel the right to apply for a new licence with extended opening hours. The Directors believe it is difficult to predict the extent to which licensees will apply for (and be granted) extended licenses and how such extensions will affect consumer spending patterns in licensed outlets but initial reports suggest that a large number of licensees (particularly in the managed pub sector) have been granted extensions to their current licensing hours. The extensions could result in consumers spending less money in licensed on-trade outlets and this could have an adverse effect on the Group's results of operations.

The Group is subject to extensive EU and UK regulation and new or revised regulations or increased licensing fees and related requirements may materially increase the Group's cost of production and/or its results of operations.

The Group's operations are subject to extensive governmental regulation. Those regulations control matters such as manufacturing and bottling requirements, licensing requirements, trade and pricing practices, permitted and required labelling, the traceability of drinks products from production to market, ingredients, advertising restrictions and standards and relations with distributors and retailers. New or revised or changes in interpretation of regulations or increased licensing fees and related requirements may materially increase the Group's cost of production and may have a material adverse effect on the business, financial condition and results of operations of the Group.

In recent years, increasing social and political attention has been directed towards the food and beverage industries, reflecting public concerns over diet and health issues, including obesity and nutrition. In particular, on 16 November 2004 the Government published the White Paper "Choosing Health: making healthier choices easier" which proposes the introduction of the following requirements: (i) to clearly label products with high sugar, fat and/or salt content; (ii) to ensure choice of products offered in vending machines in schools includes healthy products; and (iii) to impose tighter controls on advertising unhealthy products to children. Since the publication of the White Paper, the Government has been in discussion with companies in the food and drinks industry, schools and other interested parties to develop detailed implementation plans for the proposals. Although the White Paper indicated that legislation would come into effect during 2006 and 2007, detailed regulations have not yet been published. The Government has published basic guidance for schools in respect of the content and location of vending machines which emphasises the desire to offer healthier choices and on 29 September 2005 it was announced that the Government will undertake a further consultation process as regards the products that may be sold in vending machines on school premises with the aim of introducing legislation by September 2006. Any Government restrictions regarding the production, marketing, advertising (in particular, restrictions on advertising to children), sale or consumption of soft drinks could lead to a decline in the Group's sales volumes, turnover and profits and may have a material adverse effect on the business, financial condition and results of operations of the Group. In addition, given the increasing social and political attention being paid to diet and health issues and the introduction of further regulation, companies in the soft drinks industry may become exposed to class action or other litigation of the type brought against other industries, such as tobacco. If the soft drinks industry were to become involved in such litigation, this may damage the Group's brands and may prove expensive to litigate or settle and may divert management resource and attention and could lead to the Group's business, financial condition and results of operations being materially adversely affected.

In addition, the Food Labelling Regulations 1996 (passed under the Food Safety Act 1990) impose certain requirements regarding the labelling of pre-packed food and drinks to be sold to consumers and caterers. The regulations require, *inter alia,* the inclusion on packaging of lists and quantities of ingredients, "use-by" dates for the product and, where relevant, the place of origin of the product. These regulations also govern the inclusion on labelling and packaging of references to and pictures of foods used in the products and references to natural and artificial flavourings. A number of trading standards agencies or authorities have raised queries regarding the Group's labelling and packaging of certain products in respect of the reference to the fruit content of such products. These queries arise out of the interpretation of the provisions of the Food Labelling Regulations dealing with the reference to and representation of foods on packaging and labelling. Whilst management has sought to ensure it complies with current government guidance regarding these parts of the regulations, it has, as a result of these recent discussions with the trading standards agencies or authorities, sought (via with the British Soft Drinks Association), clarity from the Food Standards Agency as to the effect of the regulations. Management cannot predict the views of the Food Standards Agency, whether the Food Standards Agency will adopt the current guidance (issued by its predecessor, the Ministry of Agriculture, Fisheries or Food) or the potential impact on the Group more generally if a different interpretation is given in respect of the regulations. Accordingly, management cannot predict how any future guidance may affect the labelling, packaging and product formulation of the Group's products and the cost of production or consumer perception of such products. Any decision by the Food Standards Agency that requires material changes to the labelling, packaging or formulation of the Group's products could have a material adverse effect on the results of operations.

The Group's operations are subject to numerous environmental laws and regulations in the areas in which it operates. Such laws and regulations govern, among other things, air emissions, wastewater discharges, the use and handling of hazardous substances, waste disposal and the investigation and remediation of soil and groundwater contamination. Given the increasingly strict regulatory background, there is a risk of environmental liability inherent in the Group's current and historical activities. This includes the risk (which many manufacturing companies may face) of liability for contamination from operations, even where the Group's activities did not cause the contamination, at current sites or at former sites. It also includes the risk of the Group being subject to claims for personal injury as a result of alleged exposure to hazardous substances (including materials in buildings containing asbestos) or other environmental conditions. Furthermore, compliance with environmental laws and regulations may require the Group to incur costs to change its production practices or, where contamination has occurred, in taking remedial action. Future additional environmental compliance or remediation obligations for cleaning up environmental contamination caused by, or for replacing natural resources depleted by, the Group's current or historical activities, or increased production costs in order to deal with additional waste and effluent discharge as production increases, could have a material adverse effect on the Group's business.

The Group's supply and customer agreements are subject to EU and UK competition rules and any actions taken by the relevant regulatory authorities on the basis that such arrangements are anti-competitive could have a material adverse effect on the Group's results of operations.

The Group is subject to the competition laws of the EU and its member states and those of other countries in which it operates. In broad terms, the EU and UK competition rules prohibit anti-competitive behaviour between businesses and prohibit the abuse of a dominant market position.

An aggrieved person may sue for breach of EU and UK competition law in the courts of the member states and/or apply to the European Commission or, in the UK, the Office of Fair Trading for an order to terminate the breach of competition law. The European Commission (and in the UK, the Office of Fair Trading) may also impose fines and daily penalties on businesses and the courts of the member states may award damages and other remedies (such as an injunction) in appropriate circumstances. The UK rules are enforced either by public enforcement (primarily by the Office of Fair Trading, which has the power to enforce both the UK and EU legislation by the institution of civil or criminal proceedings in the UK courts) or by private actions in the UK courts.

The GB soft drinks industry has been the subject of two major antitrust investigations. In 1990, there was an investigation into the supply of carbonates in the UK and it was concluded that certain of the terms of the supply agreements of the two leading players at that time, Coca-Cola & Schweppes Beverages (**"CCSB"**) and Britannia (a predecessor holding company of the Group), were anti-competitive in effect. Following this investigation, both CCSB and Britannia gave undertakings to the Secretary of State for Trade and Industry that prohibited them from enforcing any exclusivity provisions in their on-premise supply contracts (and, in the case of CCSB, included certain restrictions relating to acquisition and distribution agreements).

In June 2005, the European Commission announced that it had accepted legally binding commitments from The Coca-Cola Company and its key bottlers regarding the ending of a number of exclusionary practices in relation to the supply of their products, such as exclusive deals, the tying of products and limits on access to chillers.

The Group is party to certain agreements with suppliers (including the EBAs) and customers that include exclusivity provisions and provisions restricting the supply of competing products. Although the antitrust authorities have given no indication that they consider such arrangements to be anti-competitive or that any action is to be taken or investigation is to be conducted by the antitrust authorities in relation thereto, the views of such authorities could change over time. Equally, although no party has brought a private action claiming breach of competition law in any court against the Company in relation to these agreements, the possibility of this cannot be excluded.

The Group operates in a highly competitive market and its failure to compete effectively could have a material adverse effect on the Group's results of operations.

The Group operates in a highly competitive market sector in which large, well-established companies such as Coca-Cola Enterprises operate. The pricing and promotional strategies of the Group's competitors, in particular Coca-Cola Enterprises (given the considerable financial resources it has at its disposal) and own-label suppliers, such as Princes, may have a material adverse effect on the sales volumes and turnover of the Group as consumers switch to the competitors' brands or own-label products and may lead to the Group having to decrease its own prices or increase its promotional activity to remain competitive thus narrowing the Group's profit margins. In addition, if the Group lowers its prices to react to a short-term promotion run by a competitor, there can be no certainty that the Group will be able to increase its prices back to the pre-discounted level. Furthermore, the entry of new competitors into the Group's markets, a change in competitors' level of marketing or in their pricing policies, the consolidation of the Group's competitors, the introduction of new competing products or brands and/or selling products at below cost could also lead to lower sales volumes for the Group and require the Group to implement price decreases or increase its promotional activity, which may have a material adverse effect on the Group's sales volumes, turnover and profits. Similarly, competitor activity could cause the Group to lose or fail to obtain further contracts in the licensed on-trade channel or reduce its margins to obtain new or retain existing contracts on renewal. This could have a material adverse effect on the Group's sales volumes, turnover and profits. The Group only has the right to produce and sell Pepsi and 7UP in the Territory with other companies having similar rights in other countries. It is possible therefore that the Group's customers may obtain "grey market" supplies of Pepsi and 7UP from suppliers in other countries with a consequent impact on the Group's sales and profit margins.

A change in accounting principles and standards or the introduction of new accounting standards could have a material effect on the Group's financial results.

In accordance with the Companies Act, Britannia and its subsidiaries have prepared their financial statements in accordance with UK GAAP. From time to time accounting standards change and future changes to UK GAAP or the introduction of new accounting standards or an accounting framework, such as IFRS, may materially affect the Company's financial results and its ability to pay dividends.

In June 2002, the Council of Ministers of the EU approved a regulation requiring all companies that are governed by the law of a member state of the EU and whose securities are admitted to trading on a regulated market of any member state to prepare their consolidated financial statements in accordance with IFRS as adopted by the EU. This regulation is effective for each financial year starting on or after 1 January 2005 for companies with listed equity securities. Britannia has prepared consolidated financial information for the year ended 2 October 2005 on the basis expected to be applicable, insofar as is currently known, to the comparative information to be prepared for inclusion in the first consolidated IFRS financial statements of Britvic.

When the 2006 financial statements are prepared they will be the first consolidated financial statements prepared by Britvic in accordance with IFRS, as adopted for use in the EU, and as such will take account of the requirements and options in IFRS 1 (First-time Adoption of IFRS) as they relate to the 2005 comparatives included in Part IX: "Financial Information (IFRS)" for the BSD Group. If there are subsequent changes to the accounting standards or the interpretation or application thereof applicable to the 2006 financial statements, or statements prepared thereafter, the 2005 financial information may require adjustment before constituting the comparative financial information to be included in the 2006 financial statements. Furthermore, the Directors may, in drawing up the 2006 financial statements, make different choices from those which they have assumed in preparing the underlying financial statements with respect to the options in IFRS 1.

Risks Relating to the Ordinary Shares

There is no prior public market for the Ordinary Shares.

Prior to the Global Offer, there has been no public trading market for the Ordinary Shares. The Group does not know the extent to which investor interest in the Company will lead to the development of a trading market or how liquid that market might be, or, if a trading market does develop, whether it will be sustained. If an active and liquid trading market does not develop or is not sustained, investors may have difficulty selling their Ordinary Shares.

Shares eligible for public sale after the Global Offer could adversely affect the price of the Ordinary Shares.

Following Admission, it is expected that the Existing Shareholders and the Directors will together hold approximately 61.7 million Ordinary Shares, being 28.8% of the Ordinary Share Capital (assuming no exercise of the Over-allotment Arrangements). The Group is unable to predict whether substantial numbers of Ordinary Shares, in addition to those which will be available in the Global Offer, will be sold in the open market following the termination of the lock-up restrictions which apply to the Existing Shareholders and the Directors (further details of which are set out in paragraph 6 of Part XII: "Lock-up arrangements"). Any sales of substantial numbers of Ordinary Shares in the public market, or the perception that such sales might occur, could have a material adverse effect on the market price of the Ordinary Shares.

The rights of holders of Ordinary Shares are governed by English law and US Holders may not be able to exercise pre-emptive rights.

Rights afforded to shareholders in English companies are governed by English law and the company's memorandum and articles of association and differ in certain respects from the rights of shareholders in typical

US corporations. In particular, English law significantly limits the circumstances under which shareholders of English companies may bring derivative actions, and, in most cases, only the corporation can bring an action in respect of wrongful acts committed against it. Neither an individual shareholder nor any group of shareholders has any right of action in such circumstances. In addition, English law does not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation.

If the share capital of the Company is increased and new shares are issued for cash, existing shareholders are entitled to pre-emptive rights in respect of those shares unless waived by a shareholders' resolution. If the Company allots Ordinary Shares for cash in the future, even in circumstances where pre-emptive rights are not waived, holders of the Ordinary Shares outside the UK may not be able to exercise their pre-emptive rights for Ordinary Shares unless the Company decides to comply with applicable local laws and regulations. US Holders would not be able to exercise their pre-emptive rights to the new Ordinary Shares unless an effective registration statement was in place or an exemption from the registration requirements of the Securities Act was available. There can be no assurance that the Company will file any such registration statement, or that an exemption to the registration requirements of the Securities Act will be available, which would result in the US Holders being unable to exercise their pre-emptive rights.

The Company's share price may be volatile following Admission.

The price of shares sold in an initial public offering is frequently subject to volatility for a period of time following the offering. The market price of the Ordinary Shares could be subject to significant fluctuations due to a variety of factors, including, amongst other things, actual or anticipated fluctuations in the operating performance of the Group, announcements of product developments by existing and future competitors, regulatory changes or changes in financial estimates by securities analysts, as well as stock market fluctuations and general economic conditions unrelated to the Group's actual performance or conditions in its key markets. Investors may not be able to resell their shares at or above the Offer Price.

Any dividend payments will be in pounds sterling, and any investor whose principal currency is not pounds sterling will be subject to exchange rate fluctuations.

The Ordinary Shares are, and any dividends to be paid in respect of them will be, denominated in pounds sterling. An investment in Ordinary Shares by an investor whose principal currency is not pounds sterling exposes the investor to foreign currency exchange rate risk. Any depreciation of sterling in relation to such foreign currency will reduce the value of the investment in Ordinary Shares or any dividends in foreign currency terms, and any appreciation of sterling will increase the value in foreign currency terms.

PepsiCo has the right to terminate the EBAs in the event of a change of control of the Company.

The EBAs include a change of control provision which would enable PepsiCo to terminate the EBAs, *inter alia*, if a third party were to make a successful offer for the Ordinary Shares. As a result, a third party may not make an offer for the Company unless it has first secured PepsiCo's approval to any such offer.

DIRECTORS, SECRETARY, REGISTERED AND HEAD OFFICE AND ADVISERS

Directors

Gerald Corbett, Chairman
Paul Moody, Chief Executive Officer (Executive)
John Gibney, Finance Director (Executive)
Joanne Averiss (Non-executive)
Chris Bulmer (Non-executive)
Bob Ivell (Non-executive)
Michael Shallow (Non-executive)

Company Secretary

John Price

Registered and Head Office and Directors' Business Address

Britvic House
Broomfield Road
Chelmsford
Essex CM1 1TU

Joint Sponsors

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London EC2N 2DB

Joint Global Co-ordinators and Joint Bookrunners

Citigroup Global Markets U.K. Equity Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London EC2N 2DB

Joint-Lead Managers

Lehman Brothers International (Europe)
25 Bank Street
Canary Wharf
London E14 5LE

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Legal Adviser to Britvic

Linklaters
One Silk Street
London EC2Y 8HQ

Legal Adviser to the Joint Global Co-ordinators, Joint Bookrunners and Joint Sponsors

Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Auditors and Reporting Accountants

Ernst & Young LLP
1 More London Place
London SE1 2AF

Registrar and Paying Agent

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Principal Bankers

The Royal Bank of Scotland plc
280 Bishopsgate
London EC2M 4RB

EXPECTED TIMETABLE OF PRINCIPAL EVENTS[1]

Latest time and date for receipt of indications of interest from institutions under the Global Offer	2.00 p.m. on 8 December 2005
Announcement of Offer Price and allocation	9 December 2005
Pricing Statement containing Offer Price published	9 December 2005
Commencement of conditional dealings[2]	9 December 2005
Admission and commencement of unconditional dealings	8.00 a.m. on 14 December 2005
CREST accounts credited	8.30 a.m. on 14 December 2005
Despatch of definitive share certificates (where applicable)	Week commencing 19 December 2005

Notes:

(1) Each of the times and dates is subject to change without further notice.

(2) If Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

GLOBAL OFFER STATISTICS

Offer Price Range[1]	210p to 250p
Number of Ordinary Shares in the Global Offer[2][3]	153,032,485
Maximum number of Ordinary Shares subject to Over-allotment Arrangements[4]	22,954,872
Percentage of the issued Ordinary Share Capital being offered in the Global Offer[2][3]	71.3%
Market capitalisation of the Company[5]	£494.0 million
Estimated gross proceeds of the Global Offer[6]	£352.0 million

Notes:

(1) The Offer Price may be set within, above or below the Offer Price Range. It is expected that the Pricing Statement will be published on 9 December 2005, containing the Offer Price and the number of Ordinary Shares which are the subject of the Global Offer. For more information on the Global Offer, see Part XII: "The Global Offer".

(2) The number of Ordinary Shares being sold in the Global Offer does not include any Over-allotment Shares that may be acquired as part of the Over-allotment Arrangements nor the Ordinary Shares to be sold to certain Non-executive Directors outside the Global Offer as described in paragraph 1 of Part XII: "The Global Offer".

(3) The number of Ordinary Shares being sold under the Global Offer may be increased or decreased (potentially significantly) at the discretion of the Selling Shareholders following consultation with the Company and the Joint Bookrunners. It is expected that the precise number of Ordinary Shares to be sold in the Global Offer will be announced on 9 December 2005.

(4) The maximum number of Ordinary Shares subject to the Over-allotment Arrangements will be 15% of the total number of Ordinary Shares comprised in the Global Offer.

(5) Assumes the Offer Price is set at the mid-point of the Offer Price Range. The market capitalisation of the Company at any given time will depend on the market price of the Ordinary Shares at that time. There can be no assurance that the market price of an Ordinary Share will equal or exceed the Offer Price.

(6) Assumes that (i) 153,032,485 Ordinary Shares are sold in the Global Offer, (ii) the Offer Price is set at the mid-point of the Offer Price Range and (iii) no Ordinary Shares are acquired pursuant to the Over-allotment Arrangements. All proceeds of the Global Offer will go to the Selling Shareholders.

PRESENTATION OF STATISTICAL DATA AND OTHER INFORMATION

Statistical Data

Set out below is a detailed explanation of the soft drinks market data provided in this document. In summary, data relating to the production of soft drinks for the soft drinks industry in the United Kingdom (that is, Great Britain and Northern Ireland) is provided by Canadean and generally relates to the 12-month period ended 31 December 2004. Data relating to soft drinks sales within the take-home and licensed on-trade channels in Great Britain is provided by AC Nielsen and generally relates to the 12-month periods ended September 2005 and July 2005, respectively. Accurate data for the third channel to market, leisure and catering, is not available and is therefore generally presented as a Directors' estimate.

Unless otherwise noted, all market data in this document is based on:

- in the case of data relating to sales of soft drinks in the take-home channel, data provided by AC Nielsen's "Scantrack Total Coverage" and "Homescan Panel" services for soft drinks sales in Great Britain made during the relevant 12-month periods ended 7 September 2002, 6 September 2003, 4 September 2004 and 3 September 2005. In the case of the "Scantrack Total Coverage" service, calculations are based on retail sales value and volume as sold to the consumer and relate to sales of soft drinks within the GB soft drinks industry. The data only captures those retailers that operate an EPOS system from which the data is derived. The Directors consider the data to be reasonably accurate for the purposes of analysing the soft drinks industry. In the case of the "Homescan Panel" service, data is calculated on an audit basis, with researchers surveying 10,000 GB households and data relates to soft drinks within the FMCG sector;
- in the case of data relating to sales of soft drinks in the licensed on-trade channel, data provided by AC Nielsen's "Licensed on-trade Service" for soft drinks sales in Great Britain made during the relevant 12-month periods ended July 2002, 2003, 2004 and 2005. Calculations are based on retail sales value and volume as sold by the customer. Data is collected on an audit basis, with researchers visiting licensed on-trade outlets;
- in the case of data relating to the production of soft drinks for the UK soft drinks industry and certain data relating to the forecast growth of the UK soft drinks industry, data provided by Canadean entitled "The Soft Drinks Service 2005" and published in April 2005 for volumes produced and shipped by participating manufacturers in the UK during the 12-month period ended 31 December 2004. Canadean data is based on volume as consumed, but for the purposes of this document, the volume numbers for squash, unless as otherwise stated, have been adjusted (in accordance with Canadean's presented ratio) so as to provide undiluted volumes, which accords with the treatment of squash in the AC Nielsen data;
- in the case of other data relating to the forecast growth of the UK soft drinks market, data provided by Zenith International; and
- in the case of data relating to GB population and consumption trends by age range, data provided by the Office of National Statistics and TNS, owner of the National Drinks Service.

The industry surveys and publications have been accurately reproduced and, as far as the Company is aware, no facts have been omitted which would render the reproduced information inaccurate or misleading. AC Nielsen is a third-party market research organisation that publishes information about the take-home and licensed on-trade channels for the soft drinks and grocery sectors in Great Britain. Canadean, Zenith International and TNS are third-party organisations that publish information about consumption of soft drinks in the soft drinks industry in the UK.

The leisure and catering channel is highly fragmented. Industry reports estimate that there are over 100,000 individual outlets plus sales through vending machines. As a result, accurate data on retail sales value through this channel is unavailable.

Product Categorisation

The two main soft drink product categories are stills and carbonates. These categories are further segmented into sub-categories such as cola, lemonade and fruit flavoured carbonates, within the carbonates category, and water, squash and pure juice, within the stills category.

There are certain differences between the sub-categories of soft drinks within the take-home and licensed on-trade channels. For example, Red Devil is a functional drink within take-home but a flavoured carbonate within the licensed on-trade channel as there is no functional sub-category within the licensed on-trade channel. In addition, certain drinks which are categorised as carbonated are actually still but are categorised as such for administrative reasons. For example, Gatorade is categorised as a functional drink and therefore, despite not being carbonated, is included in the carbonates category. Conversely, and for similar reasons, carbonated water is categorised as a still drink.

Presentation of Information

All references in this document to **"pounds sterling"**, **"pounds"**, **"£"**, **"p"** or **"pence"** are to the lawful currency of the United Kingdom of Great Britain and Northern Ireland. All references to **"euro"** or **"€"** are to the lawful single currency of member states of the European Communities that adopt or have adopted the euro as their currency in accordance with the legislation of the European Union relating to European Monetary Union. All references to **"$"**, **"dollars"**, **"US dollar(s)"**, **"US$"** and **"US cent(s)"** are to the lawful currency of the United States. The Company prepares its consolidated financial statements in pounds sterling.

This document contains translations of certain US dollar amounts into pounds sterling amounts made at the rate of US$1.00 = £0.56 and euro amounts into pounds sterling amounts made at the rate of €1.00 = £0.70. The translations have been provided solely for the convenience of the readers of this document and no representation is made that any of the amounts actually represent US dollar or euro amounts or could have been or could be converted into US dollars or euros at the specified rates, at any particular rate or at all.

Unless the context otherwise requires or it is expressly provided to the contrary, the information in this document assumes: (i) no acquisition of the Over-allotment Shares pursuant to the Over-allotment Arrangements and (ii) the Offer Price is set at the mid-point of the Offer Price Range.

All times referred to in this document are, unless otherwise stated, references to London time.

Unless otherwise indicated, financial information in this document has been prepared in accordance with generally accepted accounting principles as used in the United Kingdom (**"UK GAAP"**). UK GAAP differs in certain significant respects from generally accepted accounting principles as used in the United States (**"US GAAP"**) and international financial reporting standards (**"IFRS"**). For a discussion of the most significant differences between UK GAAP and US GAAP, and between IFRS and US GAAP relevant to the Company, see Part XI: "Summary of Differences between UK GAAP and US GAAP, and between IFRS and US GAAP".

The Company's website is www.britvic.co.uk. The information on that website, any website mentioned in this document or any website directly or indirectly linked to these websites has not been verified and is not incorporated by reference into this document and investors should not rely on it.

Enforcement of Civil Liabilities

The Company is a public company limited by shares incorporated under the laws of England and Wales, with business operations conducted outside of the United States through various subsidiaries. All of the Company's Directors are residents of countries other than the United States, and all of the assets of the Group are located outside the United States. Pernod Ricard S.A. is a public company limited by shares incorporated under the laws of France, with business operations conducted outside of the United States through various subsidiaries as well as within the United States through its subsidiaries located in the United States. Most of Pernod's directors are residents of countries other than the United States, and most of Pernod's assets are located outside the United States. IHG is a public company limited by shares incorporated under the laws of England and Wales, with business operations conducted outside of the United States through various subsidiaries as well as within the United States through its subsidiaries located in the United States. Most of IHG's directors are residents of countries other than the United States, and most of IHG's assets are located outside the United States. Whitbread is a public company limited by shares incorporated under the laws of England and Wales, with business operations conducted outside of the United States through various subsidiaries. All of Whitbread's directors are residents of countries other than the United States, and all of Whitbread's assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States on the Company, the Selling Shareholders or such persons or to enforce against certain of them in the US courts judgments obtained in US courts, including judgments predicated on the civil liability provisions of the securities laws of the United States or any state or territory within the United States. Furthermore, there is substantial doubt as to the enforceability in England and Wales or France, whether by original actions or by seeking to enforce a judgment of a US court, of claims based on the federal securities laws of the United States.

Unaudited Pro Forma Financial Information

The report on unaudited pro forma financial information included in Part X: "Pro Forma Financial Information" is included in a form which complies with the requirements of the FSA. This form of report does not comply with generally accepted auditing standards in the United States (**"US GAAS"**) since US GAAS does not provide for the expression of an opinion on a review of pro forma financial statements.

References to Defined Terms and Incorporation of Terms

Certain terms used in this document, including all capitalised terms and certain technical and other terms used in this document, are explained in Part XV: "Definitions" and Part XVI: "Glossary".

PART III: SELECTED FINANCIAL INFORMATION

The table below sets out Britvic's summary financial information for the periods indicated. The data has been prepared in accordance with UK GAAP and has been extracted without material adjustment from Part VIII: "Financial Information (UK GAAP)". Investors should read the full text of this document, in particular Part VIII: "Financial Information (UK GAAP)", and not rely on this summary. All amounts in this summary are provided in accordance with UK GAAP, which differs in certain respects from IFRS and from US GAAP. The Group intends to prepare financial information for its current financial year and subsequent financial years in accordance with IFRS. For a description of the principal differences between UK GAAP and US GAAP, and between IFRS and US GAAP, please refer to Part XI: "Summary of Differences between UK GAAP and US GAAP, and between IFRS and US GAAP".

Summary profit and loss accounts

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Turnover	601,999	662,866	709,338	698,217
Costs and overheads				
Normal operating expenses	(545,707)	(596,000)	(637,301)	(625,974)
Exceptional operating items	—	—	—	(5,779)
	(545,707)	(596,000)	(637,301)	(631,753)
Operating profit before exceptional items	56,292	66,866	72,037	72,243
Operating profit	56,292	66,866	72,037	66,464
Loss on disposal of fixed assets	(900)	(1,768)	(1,203)	(3,202)
Profit on ordinary activities before interest and taxation	55,392	65,098	70,834	63,262
Interest receivable and similar income	233	580	270	251
Interest payable and similar charges	(563)	(368)	(656)	(6,594)
Other net finance income/(charges)	600	(1,500)	(1,200)	(1,200)
Profit on ordinary activities before taxation	55,662	63,810	69,248	55,719
Tax on profit on ordinary activities	(17,876)	(21,983)	(24,289)	(20,729)
Profit on ordinary activities after taxation	37,786	41,827	44,959	34,990
Minority interests	(352)	(478)	712	—
Profit for the financial period	37,434	41,349	45,671	34,990

Summary balance sheets

	As at 28 Sep 2002	As at 27 Sep 2003	As at 3 Oct 2004	As at 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Fixed assets				
Intangible fixed assets — goodwill	87,293	77,913	76,452	61,829
Tangible fixed assets	219,563	235,853	259,328	261,825
	306,856	313,766	335,780	323,654
Current assets				
Stocks	30,769	29,464	32,540	37,912
Debtors	98,744	120,646	93,541	101,812
Cash at bank and in hand	30,985	33,301	27,003	19,390
	160,498	183,411	153,084	159,114
Creditors				
Amounts falling due within one year	(177,833)	(217,381)	(201,538)	(165,679)
Net current liabilities	(17,335)	(33,970)	(48,454)	(6,565)
Total assets less current liabilities	289,521	279,796	287,326	317,089
Creditors				
Amounts falling due after more than one year	(2,833)	(2,833)	(2,833)	(219,266)
Provision for liabilities and charges	(22,528)	(22,288)	(22,521)	(22,696)
Net pension liability	(50,902)	(59,578)	(75,110)	(58,310)
	213,258	195,097	186,862	16,817
Equity minority interests	(18,774)	(18,773)	—	—
	194,484	176,324	186,862	16,817

PART IV: OVERVIEW OF THE GB SOFT DRINKS INDUSTRY

A large and growing market

The soft drinks market is large, dynamic and growing. According to Canadean, in 2004 total UK soft drinks retail sales exceeded £10 billion and, in volume terms, total sales have risen from approximately 9.9 billion litres in 1995 to over 12.5 billion litres in 2004 (an increase of over 25%).

Industry surveys indicate that not only is the GB population as a whole consuming more soft drinks, but also that consumption is increasing across all age ranges and across all times of the day. Two-thirds of the GB population consume a soft drink every day (TNS, NDS 2005) and 99.4% of GB households buy soft drinks at least once a year (AC Nielsen).

Consumer trends driving growth

The Directors believe that the growth in the GB soft drinks industry has been driven by the following trends:

- The market has seen growth in two distinct areas:
  - **"Better for you"**: The subject of health and diet are increasingly on the public agenda (see the paragraph entitled "Proposed changes in regulatory environment" in Part V). In line with this public debate, the more traditional drinks categories (for example, cola and squash) have in recent years seen a greater rate of growth in the low or no-sugar alternatives than in the regular versions. There is a trend for consumers increasingly to seek products which are perceived as "better for you" for consumption by themselves and their families. Bottled and dispensed water have been key beneficiaries of this trend, as well as pure juices, fruit drinks and, more recently, dairy drinks and smoothies.
  - **"Added Value"**: Consumers have been seeking a functional drink or an indulgent treat (whether in terms of product type or packaging format), with a consequent growth of sports drinks, smoothies and other premium products.
- **Broadening consumer demands**: Again driven by changes in lifestyle and an increase in disposable incomes, consumers are demanding a wider choice of products to meet an increased range of consumption occasions.
  - As many people's lifestyles have become more hectic, there has been an increase in consumers eating and drinking "on the go". This has led to increased sales by volume through the impulse channel and changes in consumer preferences for a greater choice of packaging formats and sizes (for example, a trend towards re-sealable 500ml PET bottles and bottles with a sports cap design).
  - There is a growing trend to eat out during the day, as well as making food part of a "night out" (as evidenced by the increased number of licensed outlets serving food). In addition, family-led eating out has also become more frequent. All of these trends have served not only to increase the number of occasions on which a soft drink may be purchased, but have also driven a wider range of products being made available in licensed on-trade outlets to cater for the broader choice demanded by the modern consumer. As a result, in 2005 soft drinks represented the fastest growing major category in the GB licensed on-trade channel.

Suppliers have sought to capitalise on these trends by developing products (for example, no added sugar extensions of existing brands) and packaging (for example, bottles with sports caps), which align their offerings with evolving consumer preferences. Furthermore, the Directors believe that innovation in products, packaging and promotions has helped to drive the growth of the soft drinks industry.

Impact of these trends at a category level

The two main product categories are stills and carbonates. The key sub-categories within stills and carbonates are shown below.



Total Soft Drinks
Carbonates
Stills
Cola
Flavoured Carbonates (Fruit & non-Fruit)
Lemonade
Functional (Sports, Energy and Stimulant)
Water
Squash
Pure Juice
Adult
Fruit Drinks
Mixers
Smoothies/ Dairy Drinks

Note: There are certain differences between the sub-categories of soft drinks within the take-home and licensed on-trade channels. For example, Red Devil is a functional drink within take-home but a flavoured carbonate within the licensed on-trade channel as there is no functional sub-category within the licensed on-trade channel. Gatorade is a functional drink and therefore, despite not being carbonated, is included in the carbonates category.

Whilst the soft drinks category as a whole has been growing over the last 10 years, stills growth has exceeded the growth in carbonates during that period.



Litres (m)
13
12
11
10
9
8
7
6
5
4
3
2
1
9,944
4,794
5,150
9,584
4,637
4,947
9,985
4,895
5,090
9,989
5,027
4,962
10,778
5,501
5,277
11,087
5,724
5,363
11,599
6,051
5,548
11,917
6,280
5,637
12,739
6,857
5,882
12,535
6,915
5,620
12,862
7,194
5,668
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005F
Carbs
Stills
95-05 CAGR
4.1%
1.0%

Source: Canadean, "The Soft Drinks Service 2005" (volume as drunk)

Within both stills and carbonates, the "better for you" and "added value" trends have led to growth in certain sub-categories (for example, functional and water) well ahead of the category as a whole.

As a result, the Directors believe that in order to take advantage of future growth opportunities suppliers must have the capability to monitor, understand and predict consumer behaviour and be able rapidly to develop products, packaging and promotional activity to reflect developing trends.

Channels to market

There are three main channels to market for suppliers in the GB soft drinks industry, the take-home, licensed on-trade and leisure and catering channels. A brief description of these channels and trends at the category and customer levels is set out below.

Take-home

Category: Soft drinks is the largest FMCG category in the GB take-home channel (with an estimated value of £5.3 billion in 2005 according to AC Nielsen), and is also one of the fastest growing, with a CAGR in terms of retail sales value of approximately 5.6% from 2002 to 2005. In 2005, the growth in retail sales value was below the four-year average at 3.4%, although in the latest quarter of 2005 the value of sales in take-home grew by 7.3% (relative to the same period in 2004) driven by a strong performance in stills. In volume terms, the Directors estimate that approximately 70% of all GB soft drinks sales are accounted for by the take-home channel.

A breakdown of stills and carbonates sales in the GB take-home channel in 2005 and the recent growth statistics for this channel are set out below. The chart and table show that in take-home, stills is the larger category and is growing faster than carbonates. At a sub-category level, the growth in adult, water, dairy drinks, smoothies and functional drinks reflects the key underlying consumer trends. Dairy drinks and smoothies, as new entrants to the sector, are relatively small in both retail sales value and volume terms but have grown considerably. Further discussion of recent trading in the take-home channel is set out in Part VII: "Operating and Financial Review".



Take-home by Retail Value Sales
(£5.3 billion)
Non Fruit Flavoured Carbs 4%
Lemonade 3%
Pure Juice 17%
Functional 8%
Fruit Flavoured Carbs 7%
Water 11%
Cola 21%
Fruit Drinks 9%
Squash 8%
Smoothies 1%
Mixers 2%
Adult 2%
Dairy Drinks 7%
Carbs
Stills

	02-05 CAGR	YOY	Latest Quarter
Stills	**8.1%**	**8.2%**	**11.9%**
Pure Juice	5.6%	5.4%	8.8%
Water	12.1%	10.1%	13.0%
Fruit Drinks	4.1%	3.7%	9.6%
Squash	0.1%	(3.2)%	2.7%
Dairy Drinks	30.3%	34.5%	22.6%
Adult	22.4%	18.8%	32.7%
Mixers	(0.8)%	(1.8)%	2.5%
Smoothies	32.4%	52.8%	86.3%
Carbonates	**2.7%**	**(2.3)%**	**2.0%**
Cola	3.3%	(1.4)%	3.7%
Fruit Carbs	(4.1)%	(12.6)%	(10.8)%
Functional	15.0%	7.9%	14.0%
Non Fruit Carbs	(1.3)%	(4.2)%	(1.5)%
Lemonade	(4.6)%	(3.9)%	1.6%
Total	**5.6%**	**3.4%**	**7.3%**

Source: AC Nielsen Scantrack Total Coverage MAT 3 Sept. 2005 (Retail sales value)

Customers: Customers in the GB take-home channel include large grocery retailers (primarily Tesco, J Sainsbury, Asda, Wm Morrison), high street stores (for example, WHSmith, Woolworths), "impulse" channel retailers (for example, convenience stores, garage forecourt sales and off-licences) and cash & carry wholesalers. The take-home channel has experienced a period of consolidation with the takeover of Safeway by Wm Morrison in 2004 and several major multiple retailers increasing their presence in the high street through the acquisition of convenience stores. This consolidation has increased the purchasing power of the major retailers and enabled them to exert increased pricing pressures on their suppliers (including those in the soft drinks industry).

Contracts between suppliers and customers in the take-home market are generally negotiated on an annual basis (with respect to product prices) but usually do not include any minimum purchase obligations.

Licensed on-trade

Category: In 2005 soft drinks represented the fastest growing major category in the GB licensed on-trade channel, with GB retail sales of approximately £2.3 billion, showing a CAGR of approximately 8.1% from 2002 to 2005. The growth can be explained in part by the increase in consumers eating out, as a survey conducted by TNS Alcovision in 2005 showed that there is a marked increase in soft drinks purchases in licensed on-trade outlets when people are eating-out. In volume terms, the Directors believe that approximately 6% of GB soft drink sales are made to the licensed on-trade.

A breakdown of stills and carbonates sales through the licensed on-trade channel in 2005 and the recent growth statistics are set out below. The chart and table show that in 2005 carbonates is the larger category in the licensed on-trade but that stills has grown faster. Again, the fastest growing sub-categories reflect the "better for you" and "added value" trends.


Licensed On-Trade by Retail Value Sales
(£2.3 billion)
Flavoured Carbs
9%
Lemonade
18%
Pure Juices/Fruit Drinks
16%
Mixers
7%
Squash
7%
Cola
40%
Water
3%
Carbs
Stills

	02-05 CAGR	YOY	Latest Quarter
Stills	**7.4%**	**7.0%**	**11.6%**
Pure Juice / Fruit Drinks	11.7%	10.2%	13.6%
Mixers	4.3%	6.7%	7.2%
Squash	1.2%	0.7%	10.2%
Water	10.7%	6.0%	14.8%
Carbonates	**8.5%**	**5.8%**	**2.8%**
Cola	8.1%	4.4%	3.6%
Lemonade	6.9%	5.2%	3.1%
Flavoured Carbs	14.2%	14.3%	(1.4)%
Total	**8.1%**	**6.2%**	**5.5%**

Source: AC Nielsen Licensed On-Trade MAT July 2005 (Retail sales value)

Customers: Customers in the GB licensed on-trade channel include licensed pubs, clubs and bars. Similarly to take-home, the licensed on-trade channel has seen recent consolidation amongst its customers, with a series of recent acquisitions and mergers resulting in the top six managed pub operators controlling approximately half of the managed pubs in Great Britain.

A key difference between the take-home and the licensed on-trade channels is the form of the contractual arrangements between suppliers and customers. In the licensed on-trade channel, supply contracts generally have a term of between three and five years to reflect the investment required by the suppliers to service the customer (for example, the installation and maintenance of dispense equipment) and may include minimum purchase obligations. Whilst volume based overriders in licensed on-trade contracts are common, promotional discounting is not a major feature in this channel.

Leisure and Catering

The leisure and catering channel is highly fragmented. Industry reports estimate that there are over 100,000 individual outlets plus sales through vending machines. As a result, accurate data on retail sales value through this channel is unavailable. The Directors estimate soft drinks sales were approximately 2.5 billion litres in the leisure and catering channel in 2005, representing approximately 25% of all GB soft drinks sales by volume in 2005.

The leisure and catering channel includes restaurants, fast-food outlets, hotels, entertainment venues, contract caterers, canteens, schools and vending machines. As with the take-home and licensed on-trade channels, there has been recent consolidation amongst customers in this channel (for example, Terra Firma's acquisition of UCI cinemas and Odeon cinemas in Great Britain in August 2004).

The nature of the contracts in this channel varies considerably according to the customer-type, although the arrangements with major leisure and restaurant customers are similar to those in the licensed on-trade (as a result of the level of investment made by suppliers in equipment and the costs of distribution to the customer's outlets).

Competitive dynamics of the soft drinks industry

The Directors believe a number of core attributes are required for a soft drinks business to be able to compete effectively across categories and routes to market. These include having:

- strong brands across all major sub-categories;
- the ability to innovate and respond to consumer trends;
- strong customer relationships across the main channels to market; and
- the infrastructure necessary to produce, market, sell and distribute products.

Britvic's main competitor in the GB market is Coca-Cola Enterprises ("CCE"). In take-home, CCE is the number one supplier with Britvic as number two. The pie charts below show the relative market shares in take-home, including a break down of the sales of carbonates and stills. CCE is market leader in carbonates in the GB take-home channel with Britvic as number two. However, according to AC Nielsen, Britvic's "better for you" low or no-sugar colas have grown more quickly in 2005 than the CCE alternatives. In the stills category, Britvic was again the number two supplier with Danone being the market leader primarily through the strength of its water offering.


Stills
+
Carbonates
=
Take-Home
£3.0 billion
£2.3 billion
£5.3 billion
Britvic 10%
CCE 7%
GSK 5%
Danone 11%
Tropicana 6%
Gerber 3%
All Other 58%
Britvic 14%
All Other 12%
AG Barr 4%
Red Bull 5%
GSK 11%
CCE 54%
Britvic 12%
All Other 42%
CCE 27%
AG Barr 2%
Tropicana 4%
Danone 6%
GSK 7%

Source: AC Nielsen Scantrack Total Coverage MAT 3 Sept. 2005 (Retail sales value)

In the licensed on-trade, Britvic is the market leader with CCE number two. The pie charts below show the relative market shares in the licensed on-trade, including a breakdown of the sales of stills and carbonates. Britvic is also the market leader in both stills and carbonates.


Stills
+
Carbonates
=
Licensed On-Trade
£0.7 billion
£1.6 billion
£2.3 billion
All Other 20%
Highland Spring 1%
Hartridges 3%
CCE 22%
Britvic 54%
All Other 21%
AG Barr 1%
CCE 37%
Britvic 41%
All Other 16%
Hartridges 2%
Red Bull 4%
CCE 32%
Britvic 46%

Source: AC Nielsen Licensed On-Trade MAT July 2005 (Retail sales value)

The competitive tension between the two market leaders means that each has to monitor closely the pricing and promotional strategies of the other (in particular, in relation to carbonates) as these have a significant impact on the other's sales (particularly during the life of any particular promotion).

In addition to CCE, there are a number of other companies with brands that are strong in certain sub-categories and/or in particular regions of Great Britain including:

- in terms of bottled water, Danone (with Evian, Volvic and Badoit), Highland Spring and Nestlé (with Buxton, Perrier and Vittel) are the key suppliers to the GB market. The strength of its water brands means that Danone is the second largest branded soft drinks supplier to the GB take-home channel in value terms;
- GSK plc supplies soft drinks under both the Lucozade and Ribena brands, with Lucozade being GB's leading functional drink in terms of both volume and retail sales value;
- Red Bull GmbH supplies the Red Bull energy drink;
- AG Barr supplies the carbonates Irn Bru and Tizer and has a strong distribution network in Scotland; and
- in terms of the pure juice sub-category, the key GB players are Tropicana UK Limited (a subsidiary of PepsiCo, whose brands include Tropicana and Copella), Gerber Foods (whose brands include Ocean Spray and Sun Pride) and Del Monte (with Del Monte and Just Juice).

The market thereafter becomes more fragmented with a number of companies supplying niche brands (for example, Nichols with Vimto) or operating in niche sub-categories such as dairy drinks and smoothies. Danone also supplies the dairy drink Actimel and PepsiCo has recently acquired P&J Smoothies (to compete with Innocent in the smoothies sub-category) which (like Tropicana and Copella) PepsiCo continues to distribute through a third-party distributor.

In the GB take-home channel, Britvic products also face competition from the own-label soft drinks products of the multiple retailers. According to AC Nielsen, in 2005, sales of own-label products represented 38% of total GB take-home sales by volume. Whilst own-label sales are, in aggregate, significant in volume terms, they are fragmented across various retailers. Accordingly, the Directors do not view own-label products as a single competitor but rather treat each retailer's own-label products as separate competitors within the relevant sub-categories. Whilst the Directors do not consider that own-label presents a significant threat to Britvic on a portfolio-wide basis, there are certain sub-categories where own-label does provide competition (for example, pure juices, water, squash and lemonade). In particular, prices on own-label squash have over the last 18 months been reduced and these products gained market share at the expense of Robinsons, although this market share loss has recently been reversed through pricing and promotional activity around the Robinsons brand.

There has been recent consolidation amongst own-label suppliers (for example, Cott's acquisition of Macaw in August 2005), creating two large scale players, Princes and Cott. The Directors believe this consolidation is too recent for its full effects to be seen on the soft drinks market, but do not expect that it will have a material effect on Britvic's business.

Pricing and promotion

As with other categories in the FMCG sector, the mix of pricing and promotion plays a vital role in driving soft drinks sales. The principal methods of pricing and promotion include volume-based long-term discounts (overriders) offered to customers, promotional discounts for customers and the end consumers (for example, price discounts and multi-buy offers) and promotions in customer outlets (for example, buying end of aisle shelf space). For further details see Part VII: "Principal factors affecting Britvic's results of operations". Promotional discounting is particularly important in take-home and management estimates that 41.9% of GB take-home soft drinks sales in 2005 were made on promotion.

Volume-value relationship

Between 2002 and 2005, sales through the take-home and licensed on-trade channels (in aggregate) increased by a CAGR of 2.7%, in volume terms, and a CAGR of 6.4%, in value terms. The growth of value ahead of volume has principally been driven by the creation of new premium categories (for example, adult drinks, dairy drinks and smoothies), sales of higher pence per litre branded stills growing ahead of the market in take-home and the increased numbers of chillers producing higher sales of single-serve drinks in the "impulse" channel (which carry a higher price per litre than multi-pack sales). Whilst the market has grown in terms of retail sales value, such increases do not necessarily benefit soft drinks suppliers as the price realised by suppliers will be affected by the contractual arrangements with their customers.

Market Outlook

Both Canadean and Zenith forecast that the UK soft drinks industry will continue to grow in volume terms over the next two years. Canadean suggests that the total market will grow at 2.1%, with stills growing at 4.5% and carbonates volumes remaining flat. Zenith predicts total market growth of 3.5%, with stills again providing the majority of the growth (at 5.8%) and carbonates at 1.6%. The average of the Canadean and Zenith forecasts at 2.8% is broadly in line with the historic market volume growth since 2002. (All of the percentages in this paragraph are 2 year CAGRs.)





PART V: INFORMATION ON THE GROUP'S OPERATIONS

Introduction

Britvic is one of the two leading soft drinks businesses in Great Britain, producing over 1.4 billion litres[4] in 2005 and being the number one supplier of stills brands, the faster growing part of the market, and the number two supplier of carbonates. It is one of the top two soft drinks businesses in the GB take-home channel, is the leading soft drinks supplier to the GB licensed on-trade and is a significant player with a growing presence in the leisure and catering channel.

Britvic has an extensive and balanced portfolio of stills and carbonates brands, including Robinsons, Pepsi, 7UP, Tango, J_2O, Britvic, Fruit Shoot, R Whites and Pennine Spring. The breadth and depth of Britvic's portfolio enables it to target consumer demand across a wide range of consumption occasions, in all the major soft drinks categories and across all relevant routes to market. The strength of Britvic's brand portfolio is underpinned by its consumer insight and product development capability which has consistently enabled it to produce innovative products, packaging formats and promotional activity designed to meet evolving consumer tastes and preferences.

Britvic has a successful long-standing relationship with PepsiCo that was renewed in 2004 for a further 15 years, with a five-year extension to 2023 on Admission. This relationship gives Britvic the exclusive right to distribute the Pepsi and 7UP brands in Great Britain, access to all new carbonated drinks developed by PepsiCo for distribution in Great Britain and, to support the development of its carbonates offering, access to PepsiCo's consumer and customer insight, competitor intelligence, marketing best practice, brand and product development expertise and technological know-how (the **"PepsiCo Systems"**).

In take-home Britvic's customers include the "Big 4" supermarkets (Tesco, J Sainsbury, Asda and Wm Morrison) together with a number of other important grocery retailers. The Group has significant supply arrangements with a number of key players in the GB pub sector and leisure and catering channels. Through Britvic International, the Group has built on the success of the Robinsons and Fruit Shoot brands by introducing them into markets outside Great Britain (including the Netherlands, Belgium and Spain).

Britvic also has a well-invested and flexible production capability and a large-scale distribution network that, according to AC Nielsen, enabled its soft drinks to be made available to consumers at over 90% of the points of sale (on a sterling-weighted value basis) in the GB take-home and licensed on-trade channels in 2005.

History and key events

The roots of the Britvic brand can be traced back to a Chelmsford chemist who started producing flavoured mineral waters in the mid-nineteenth century. The Britvic Group was established in 1986 when Bass (now IHG), Whitbread and Allied Breweries (now Pernod) merged their respective soft drinks businesses to form Britannia Soft Drinks Limited, of which Britvic is now the parent company. Britvic was originally established to act as the soft drinks supplier to the pub estates of these three shareholders. However, through the development of supply arrangements with customers other than the shareholders, Britvic ceased to be reliant on its shareholders' supply contracts and was able to establish itself as a market-leading soft drinks supplier in its own right.

Key events and milestones in the development of Britvic's brands include:

1987 Acquisition of the Tango brand from Beechams.

Entry into an exclusive 20-year bottling arrangement for Pepsi and 7UP in Great Britain.

Total soft drinks volume produced by the Group approximately 740 million litres.

1995 Acquisition of the Robinsons brand from Reckitt & Colman.

Total soft drinks volume produced by the Group first exceeds 1 billion litres.

1998 Launch of J_2O in the licensed on-trade.

2000 Acquisition of Orchid Drinks (bringing the Amé, Purdey's and Aqua Libra brands into the portfolio).

Launch of Fruit Shoot.

2002 Acquisition of the Red Devil brand.

2004 PepsiCo arrangements renewed for a further 15 years (with a five year extension on Admission).

Acquisition of water products and source.

2005 Total soft drinks volume supplied by the Group over 1.4 billion litres[4].

(4) Source: Management accounts.

Key strengths of the Group

Britvic is one of the two leading soft drinks businesses in Great Britain (in terms of both volume and retail sales value) producing over 1.4 billion litres[5] in 2005 and being the number one supplier of stills brands, the faster growing part of the market, and number two supplier of carbonates (in terms of both volume and retail sales value).

Britvic's leading portfolio

Britvic has a diverse and balanced portfolio of stills and carbonates brands, many of which are either number one or number two within their respective sub-categories (in terms of volume and/or retail sales value).

Stills


ROBINSONS

- Number 1 stills brand in take-home[6].
- Number 2 soft drinks brand after Coca-Cola in take-home.
- 10th largest grocery brand.


ROBINSONS
fruit
shoot

- Number 1 ready-to-drink kids' stills brand.



- Number 1 fruit drink brand in the licensed on-trade.
- Fourth biggest licensed on-trade soft drinks brand.


Britvic

- Number 1 pure juice brand in the licensed on-trade.


Pennine
Spring

- Rebranded and relaunched in 2004.

Carbonates


PEPSI

- Number 1 cola in the licensed on-trade.
- Number 2 branded cola in take-home.
- Number 2 global soft drinks brand[7].


7UP

- Number 2 lemon/lime brand.
- Number 2 global lemon/lime brand[7].

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(5) Source: Management accounts.

(6) Includes Fruit Shoot.

(7) Zenith International.


WHITES
LEMONADE

- Number 1 lemonade brand in the licensed on-trade.
- Third biggest licensed on-trade soft drinks brand.



- Number 2 fruit flavoured carbonate brand by volume in take-home.


Gatorade

- One of the world's leading sports drinks, to be launched in 2006.

Note: All market positions, unless stated otherwise, are by retail sales value from AC Nielsen and refer to the GB market.

Britvic also makes significant investments in the brands within its portfolio. In 2005 the Group's advertising and promotional expenditure was 7.3%[(8)] of turnover (which excludes PepsiCo's share of the joint advertising and promotional expenditure under the PepsiCo arrangements (see paragraph entitled "Relationship with PepsiCo" below)), a level the Directors expect to maintain in the medium term. According to industry market research, the effects of the promotional expenditure can be seen in the high levels of brand recognition for Britvic's core brands including Robinsons, Pepsi and Tango.

In 2004 Britvic acquired the water business of Benjamin Shaw & Sons Limited, including the Pennine Spring brand. Since the acquisition, Britvic has invested significantly in the brand and its packaging and has introduced Pennine Spring into many of its existing licensed on-trade accounts, and has sought to extend the brand by developing a range of flavoured waters. Britvic has also sunk a further bore hole to provide additional sources which now allow it to offer both spring and mineral water products. These water sources, from which Britvic has a licence to extract in excess of 350 million litres each year, provide Britvic with an opportunity to develop a large scale water offering across all major routes to market and to cater for a range of consumption occasions. In December 2005, Britvic intends to target sales in the impulse channel by launching Drench, a new premium water brand and in the spring of 2006 it intends to extend its Fruit Shoot brand by launching a kids' water offering.

Proven brand development and innovation

The Directors believe innovation and brand development are among the key drivers of future organic growth for Britvic and for the GB soft drinks industry as a whole.

Britvic constantly seeks to develop its portfolio to meet evolving consumer preferences and to target key growth sub-categories. In order to do this, Britvic has made significant investment in both the facilities and processes utilised to deliver developments to, and support the marketing of, its brand portfolio. Central to Britvic's strength in brand development and innovation is its detailed insight into consumers, their preferences and shopping behaviour. Britvic's integrated team is responsible for the product development process, from identification of consumer trends and opportunities, through concept design, development and testing to product launch. This integrated approach has enabled Britvic to develop its core brands and successfully extend them into new sub-categories.

Britvic's product development team is based in Chelmsford and has at its disposal a purpose-built technical centre at the nearby Widford factory which the Directors believe puts Britvic at the forefront of technical development in the GB soft drinks industry. Britvic has made significant investment to refine its development process and to improve project planning, management and execution with the aim of reducing time to market for new products, brand extensions and packaging formats (which the Directors believe has reduced the time to market for a new product by approximately 30%). As part of this, the gathering and analysis of research has been standardised and benchmarking has been introduced to improve the quality of decision-making in the development cycle. Each new product is evaluated six months after its launch having regard to market, consumer, operational and financial factors and will be expected to break even within two years after launch.

(8) Unaudited. Source: Management accounts. Advertising and promotional expenditure includes brand-specific and non brand-specific advertising and promotion costs but excludes the costs of consumer and customer discounts and customer-specific promotions.

Britvic has launched 11 new brands (for example, Fruit Shoot and J_2O), 42 new flavours and formulations (for example, no added sugar variants and limited editions) and 23 new packaging innovations (for example, a sports cap and the use of shrink wrap instead of cardboard for multiple packaging) in the last 8 years. Britvic's proven ability to develop products, packaging and promotions to reflect consumer preferences and the trends in the market is demonstrated by the following:


ROBINSONS
HIGH JUICE

- Robinsons brand successfully extended beyond the traditional squash acquired in 1995 to address the "better for you" and "added value" trends.
- Brand extensions include Robinsons No Added Sugar (Special R), Robinsons Fruit & Barley, Robinsons Seasonal Flavours, Robinsons High Juice and, most recently, Fruit Spring and Robinsons for Milk.
- Partnership with Disney to promote the Chronicles of Narnia film series.


ROBINSONS
fruit shoot

- Launched in 2000 with its innovative sports cap design and a new format in kids' ready-to-drink packaging.
- Growth in family-led food occasions and eating "on the go" has enabled the success in GB take-home to be extended to the licensed on-trade and leisure and catering channels.


Tango
CLEAR

- Track record of world class advertising includes Tango winning 2003 Cannes "Lion d'Or" award for non-alcohol advertising.
- Launched Tango Clear in April 2005 as a "better for you" alternative in the fruit flavoured carbonates sub-category and since its launch retail sales already exceed £5.3m and volume exceeds 10.3 million litres.


J2O

- Launched in GB licensed on-trade in 1998 and now the number 1 brand by value and volume in its fruit drink sub-category.
- J_2O's success extended by launch in four-pack format for GB take-home and J_2O now Great Britain's fastest growing take-home adult drink by retail sales value (AC Nielsen).


PEPSI
MAX

- PepsiMax developed and launched with Britvic's assistance in Great Britain in 1993 and Great Britain has since become the largest PepsiMax market.
- Brand Pepsi has been the sponsor of the England football team since 2003.

Britvic's success at leveraging its core brands through well-executed innovation is demonstrated by the fact that, in 2005, 28% of Britvic's net revenues were generated by new brands and brand extensions launched in the last 8 years[9]. Innovation can help to generate growth for the business both from well-established brands and through the launch of entirely new products. In this regard, Britvic has historically generated growth in large scale brands such as Pepsi and Robinsons, such growth coming from brand extensions and relaunches of existing products. More recently its successful launches of J_2O and Fruit Shoot have made a substantial contribution to profit growth. Retail sales of these products in 2005 amounted to over £190 million and £80 million respectively in the GB take-home and licensed on-trade channels according to AC Nielsen. Continued innovation is important as the percentage growth of new products will moderate over time as they become more mature. As products move through their development cycle varying levels of advertising and promotional expenditure may be necessary to drive volume growth. For example, at launch, expenditure may be relatively high compared to the value of the brand. In addition, an uplift in promotional expenditure may occur in relation to specific brand strategies (for example, brand extensions, packaging innovation and distribution opportunities), in anticipation of, or in response to, competitor activity or to support continued growth in a more mature product.

Britvic also has a proven track record of innovation at the point of sale. Britvic works closely with customers to increase soft drinks sales in their outlets applying its expertise in category management (including in-store

(9) Unaudited. Source: Management accounts.

merchandising, floor-ready displays, promotions focused on major sport and music events and active management of chiller space in both take-home and licensed on-trade outlets).

The Directors believe that the Group's growth will continue to be delivered by a combination of growth generated from its existing portfolio and through the launch of new brands, in each case driven by successful innovation around the relevant brands or products. Therefore, the Directors believe that Britvic's brand development expertise provides a key competitive advantage for the business.

Relationship with PepsiCo

Britvic has a strong relationship with PepsiCo that provides both parties with significant opportunities to leverage their respective brands. The success of the relationship is reflected in the volume increase of Pepsi branded drinks supplied by Britvic in Great Britain. This volume has risen 3.5 times from 172 million litres in 1987 to 611 million litres in 2004, resulting in the Pepsi market share in Great Britain being the highest market share (by retail sales value and volume) of any country in Western Europe.

This relationship allows each party to benefit from the other's brand strength, infrastructure, expertise and knowledge. For PepsiCo, the Directors of Britvic believe that the arrangements with Britvic have provided PepsiCo with the benefit of a portfolio which includes Britvic's category-leading brands, established customer network, brand development expertise, infrastructure and detailed knowledge of the GB soft drinks industry. In return, Britvic has the exclusive right to package, sell and distribute in Great Britain the global Pepsi and 7UP brands and the right of first refusal in respect of the GB distribution of any new carbonated soft drink brands developed by PepsiCo or Seven-Up International. Britvic also has the right to service the major global leisure and catering customers of PepsiCo in Great Britain (for example, the YUM supply arrangements). The PepsiCo relationship has also enabled Britvic to run joint promotions with other PepsiCo products (for example, with Walkers Crisps) and bring leading brands to the GB market. For example, Britvic has recently entered into an agreement to introduce into its existing portfolio Gatorade, one of the world's leading sports drinks. The arrangements also mean that Britvic has available to it the PepsiCo Systems, whilst the volume of Pepsi and 7UP sold by Britvic provides significant scale to Britvic's operations and underpins the efficiency of its supply chain.

The continuing strength of the relationship is evidenced by the fact that in March 2004 the parties signed new contracts to extend their relationship until 2018 with a five-year extension to 2023 on Admission, which provides a long-term planning and investment horizon for both parties. Further details relating to the PepsiCo relationship are set out in paragraph 10 of Part XIV: "Arrangements with PepsiCo".

PepsiCo is also a shareholder in Britvic and intends to retain its stake on Admission. Further details of the arrangements relating to PepsiCo's retained stake on Admission are set out in paragraph 14.1(i) of Part XIV: "Material contracts".

Extensive consumer reach

Britvic has established relationships across the three major channels to the GB market providing it with significant breadth of access to consumers. Britvic delivers to over 4,000 customers and approximately 25,000 points of distribution in Great Britain. In 2005, its top 10 customers, all of whom are based in Great Britain, accounted for 59% of the Group's total sales volume, with its largest customer representing approximately 12%. The Group also has an international business which the Directors believe offers an opportunity to drive further growth of its brands outside Great Britain.

Take-home

Britvic's customers in take-home include all of the "Big 4" players in the GB retail sector (Tesco, J Sainsbury, Asda and Wm Morrison) together with a number of other large grocery retailers such as Somerfield, Waitrose and the Co-op. A number of Britvic's brands such as Robinsons, Pepsi and Tango, reflecting their category leading positions, are considered by the Directors to be "household names" for these retailers. Britvic also has an extensive network of relationships with the retailers in the impulse channel where Britvic has positioned a large proportion of its chillers to achieve growth through the sale of its soft drinks in single serve format. As a result of these relationships, according to AC Nielsen, Britvic's products are available (based on a sterling-weighted distribution) at over 97% of the points of sale for soft drinks in take-home. Its position in take-home is further enhanced by its relationships with the cash & carry wholesalers that supply smaller independent retailers.

Licensed on-trade

The Group is the number one supplier to the licensed on-trade and has significant supply arrangements with a number of the key players in the pub sector (including Mitchells & Butlers PLC and the Spirit Group, two of the largest managed pub companies in the UK). Britvic supplies part or all of its portfolio to more than 9 out of

10 pubs in Great Britain[10]. Britvic has recently renegotiated a number of key contracts with licensed on-trade customers including extending its contracts to supply 650 JD Wetherspoon pubs until 2009 and to supply approximately 2,000 Wolverhampton & Dudley pubs until 2012.

Leisure and Catering

In the leisure and catering channel, Britvic has supply arrangements across the channel and has recently negotiated a further 6 year arrangement with YUM to supply Britvic products to all of the KFC and Pizza Hut restaurants in Great Britain. Britvic also has an agreement with McDonalds to supply Fruit Shoot to its outlets (Fruit Shoot being the first Britvic soft drink to be sold in McDonalds outlets in Great Britain).

Britvic has also made significant investment in its vending capability, mostly through the acquisition of glass fronted vending machines incorporating vending telemetry technology (which automatically informs the sales force of the requirement to re-stock or repair the machine). The Directors believe that this investment coupled with its product offering gives the Group a competitive advantage in this channel.

International

Britvic has a small but growing international distribution capability through its subsidiary Britvic International. Britvic International is responsible for sales of Britvic-owned brands outside Great Britain and for sales to international travel customers (for example, airline and passenger shipping customers). These markets together accounted for approximately 3.5% of Britvic's turnover in 2005.

Britvic International sells to a number of established mature markets (for example, Northern Ireland and the Republic of Ireland which made up around 37%[11] of Britvic International's sales in 2005) and, through its export group, to approximately 50 further countries.

Britvic International has also sought to distribute its products in certain European markets where it sees potential for growth. Britvic International has a number of contracts with major retailers in the Netherlands, Belgium and Spain relating to the supply of Fruit Shoot, with the Netherlands being the most significant of these markets (according to AC Nielsen, Britvic achieved 55% distribution coverage (by retail sales value) in 2005 and now has a market share by retail sales value of 1.7% in the kids' ready-to-drink sub-category). International travel customers comprised around 26%[11] of Britvic International's sales in 2005. Britvic International has developed an international distribution network without incurring significant capital expenditure.

While Britvic will continue to look to expand its international operations as opportunities arise (including opportunities for acquisitive growth), management expects Great Britain to remain the core market for Britvic's products for the foreseeable future.

Well-invested infrastructure

The Group has invested over £102 million in its supply chain over the last 5 years. Accordingly, it has the capability to produce and deliver products to its customers through:

- its flexible production facilities, which in 2005 produced over 1.4 billion litres[12] of soft drinks;
- its large-scale distribution network, which according to AC Nielsen enabled it to make its products available to consumers at over 90% of the points of sale in the GB take-home and licensed on-trade channels in 2005 (on a sterling-weighted value basis);
- its customer management team of over 700 individuals and a further 200 third party merchandisers and soft drinks advisers, whose presence is critical to the Group's ability to win and retain business;
- its investment of £78 million in commercial assets over the last 5 years, with over 41,000 dispensers, 20,000 vending machines, 34,000 chillers and 800 FCB installs now installed in customers' premises; and
- its field service team, which, amongst other things, installs and services the Group's commercial assets and operates as a sales team for small independent retailers.

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(10) 96% of sales by value in licensed on-trade.

(11) Unaudited. Source: Management accounts.

(12) Source: Management accounts.

Drive for efficiency

Britvic has made significant investment in the business with the aim of generating efficiencies across all parts of its business and has increased productivity by 29% over the last 10 years (based on cases produced per employee). Efficiency initiatives include:

- its investment in its IT systems through the Business Transformation Programme (see the paragraph entitled "Business Transformation Programme and Information Technology" below);
- vertical integration within its production line (see the paragraph entitled "Production and quality control" below);
- the process of "product value optimisation" by which management seeks to reduce the unit cost of a product (for example, by adjusting juice content, the type of sweetener used and pack design), whilst maintaining the equity of the relevant brand; and
- the rationalisation of the Group's depots and warehouses and the closure of two factories to consolidate production at more efficient sites.

Britvic has also recently undertaken a "benchmarking" study of its operations. From the results of this study, the Britvic management has identified an estimated £6 million[13] of cost savings in the financial year 2006 (at an estimated one-off cost of £4 million), with an estimated further £6 million[14] of savings, in aggregate, over the following two financial years.

Leadership and culture

Britvic has an experienced, committed and motivated management team with a demonstrable record of delivering profitable growth led by product innovation. The seven members of the executive team have a combined total of 118 years of FMCG experience, including a total of over 50 years' experience within the Group.

Britvic aims to develop its employees through a range of career development programmes and to promote a work life balance through flexible working. Through its long-standing six pillars approach (see the paragraph entitled "Strategy for growth" below), Britvic has sought to ensure that its employees understand and act in support of the strategy for the business.

Strategy for growth

Market overview

According to Canadean and Zenith, the UK soft drinks industry is projected to continue to grow in volume terms from 2005 to 2007 by CAGRs of 2.1% and 3.5% respectively. Growth is expected to be stronger in the stills category with Canadean and Zenith forecasting CAGRs in stills of 4.5% and 5.8% respectively as against CAGRs in carbonates of 0.0% and 1.6% respectively. The Directors expect that this growth will be driven by the consumer trends identified in the paragraph entitled "Consumer trends driving growth" in Part IV.

Growth, efficiency and enabling

Britvic aims to deliver strong revenue and profit growth and realise attractive cash returns. To achieve these aims, Britvic will use a strategy built around ***growth,*** underpinned by improvements in ***efficiency*** and ***enabling*** employee performance. The Directors believe this strategy, launched eight years ago and still evolving, has driven growth since that time.

Growth

The Directors believe that the breadth of Britvic's balanced portfolio of market-leading brands, the existing customer relationships and its scale of operations provide Britvic with a solid base for revenue generation. In addition, its proven consumer insight and brand development expertise mean that Britvic is well positioned to capitalise on consumer trends providing it with significant opportunities to drive future revenue growth at a rate ahead of the market average.

The Directors believe that Britvic's revenue growth will largely result from increased volumes, with potential for both higher prices and margins in stills. The Directors believe that:

- stills will continue to drive the majority of revenue growth, with Britvic capitalising on its strong portfolio offering and targeting the key growth and higher margin sub-categories; and

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(13) Source: 2006 cost saving estimated to be £6 million based on inflation of 3% applied to 2005 overhead costs and adjusted by management for certain one-off items.

(14) Source: Management estimate.

- carbonates will continue principally to provide scale to Britvic's operations with Pepsi providing a key point of entry to customers in the licensed on-trade and leisure and catering channels.

To assist in delivering the growth of the brands, Britvic will continue to:

- develop its portfolio through innovation to meet evolving consumer preferences;
- drive brand awareness around its major growth products through advertising and promotion; and
- use its sales capability and distribution network to further increase availability of its products across all channels and making further investment in chillers and vending machines.

Management also continues actively to evaluate acquisition opportunities and will consider making complementary acquisitions if they satisfy the Group's strategic and financial criteria.

Efficiency

Britvic intends to generate further cost savings across the Group, particularly capitalising on the recent investment in the Business Transformation Programme and supply chain improvements.

Enabling

Britvic intends to further develop the skill base of its employees.

Britvic's Six Pillars approach

To deliver this strategy, the Directors will continue to follow a six pillars approach which defines Britvic's key aims and their means of delivery:

- to grow stills sales aggressively;
- to grow the Group's share of the GB carbonates market;
- to become the supplier of choice;
- to leverage the PepsiCo Systems;
- to generate efficiencies in all parts of the Group's operations; and
- to make Britvic a great place to work.

Grow stills sales aggressively

Aim: To be the biggest player in the GB stills category with a significant brand presence in all major growth sub-categories.

Britvic plans:

- to continue to re-balance its portfolio to address the "better for you" trend through the development of its water offering by:
  - launching Pennine Spring as the main water brand across all routes to market;
  - developing a new premium water brand, Drench, to target sales in the impulse channel; and
  - extending the Fruit Shoot brand to develop a kids' water offering;
- to continue to drive the growth of J_2O and Fruit Shoot by:
  - developing a new PET pack format for J_2O for distribution in other channels such as vending;
  - promoting Fruit Shoot and J_2O to customers who currently buy a less profitable product and packaging mix (for example, customers who buy dispense products);
  - following its introduction into the Netherlands in 2003 and to Belgium and Spain in 2004, to extend Fruit Shoot's penetration with the major retailers within these countries and to introduce it into further international markets.
- to launch a premium, not from concentrate, ambient juice range under the Britvic brand into the licensed on-trade and leisure and catering channels; and
- to develop a lower-cost PET Robinsons squash large pack format and reduce the price differential between Robinsons and own-label offerings in larger pack sizes.

Grow share of GB carbonates market

Aim: To grow Britvic's share of the carbonates market by focusing on the low calorie/no added sugar segment.

Britvic plans:

- to develop its carbonates offering to target the "better for you" trend through:
  - offering flavour extensions to the recently re-launched PepsiMax brand (e.g. PepsiMax, Coffee Cino, a coffee-flavoured brand extension); and
  - to launch new Tango Clear flavours to build on its success as a no-sugar alternative in the fruit flavoured carbonates sub-category;
- the launch of Gatorade to give Britvic an increased presence in the growing functional drinks sub-category;
- to increase availability of its carbonates in the higher margin single-serve chilled format, through the installation of additional chillers and vending machines; and
- to continue to deliver large scale themed promotions such as Pepsi football during the World Cup.

To become the supplier of choice

Aim: To be the preferred FMCG supplier to do business with across all channels.

Britvic plans:

- to strengthen and extend its customer relationships by using its consumer insight and category expertise and position as an acknowledged category leader to help its customers to generate further soft drinks sales in their outlets (for example, providing range, display and pricing advice to customers in take-home and the licensed on-trade);
- enhancing customer satisfaction through the quality and effectiveness of its supply and distribution arrangements (for example, offering deliveries at the factory gate to customers with established supply chains); and
- to make a targeted sales effort to industry and businesses and in respect of particular geographical areas.

To leverage the PepsiCo Systems

Aim: To be PepsiCo's preferred partner to drive the value of PepsiCo's brands.

Britvic plans:

- to apply PepsiCo's experience in product and packaging systems and marketing to the development of the Britvic product offering; and
- to apply PepsiCo's brand development expertise and technological know-how to refine further Britvic's innovative processes and brand development capability.

To generate efficiencies across all parts of the Group's operations

Aim: To outperform the FMCG sector in terms of ROIC.

Britvic plans:

- to extract further efficiencies from the Business Transformation Programme and the related re-design of its business processes so as to provide more reliable management data, improve employee productivity and reduce its operating costs (for example, by providing real-time key performance indicators to the production team to improve decision-making);
- to seek opportunities for further vertical integration in its production processes (for example, manufacturing pre-forms for PET bottle blowing);
- to adopt a systematic approach to product value optimisation across the Britvic portfolio;
- to continue to improve the effectiveness of its pricing, packaging and promotional strategies; and
- to utilise more efficiently its existing warehousing and distribution infrastructure (for example, increasing the number of "direct-from-factory" deliveries).

To make Britvic a great place to work

Aim: To provide the working environment, development opportunities and benefits packages which enables Britvic to retain and attract the best people.

Britvic plans:

- to continue to develop its training and development programmes and opportunities for employees to broaden their skill base; and
- to develop its employee incentivisation structure so as to align more closely employee benefits with performance and provide incentives to out-perform the targets set for the business.

Britvic's Operational Capability

The Group has made significant investment across its procurement, production and quality control, customer management, category marketing and distribution functions with the aim of being able to deliver a high quality product whenever and wherever its customers require. The role of each of these functions is described in further detail below.

Procurement

The Group's purchasing and supply requirements fall into two key categories: prime costs (principally packaging and raw material ingredients) and non-inventory costs (for example, advertising and promotion, vending machines, chillers, dispense equipment and transport and distribution). In 2005, the Group's prime cost amounted to approximately £271 million[15] sourced through approximately 165 suppliers. The key areas of expenditure include Pepsi and 7UP concentrate, packaging (principally PET and cans) and other ingredients (principally fruit juices, flavours, sugar and sweeteners).

The Group seeks to maintain close control on supply costs and to reduce the risks of supplier default affecting its customers. In this regard, the Company operates a focused multi-sourcing policy wherever practicable and has established strategic partnerships with key suppliers. The Group has entered into a series of fixed-term contracts and currency hedging arrangements to mitigate the effects of price or currency movements in relation to acquisition of key raw materials, such as orange juice and sugar. The Group also has a long-term supply relationship with PepsiCo under which the price of Pepsi and 7UP concentrate is established (see paragraph entitled "Relationship with PepsiCo" below).

Britvic is currently using software installed as part of the Business Transformation Programme to review its purchasing arrangements with a view to increasing purchasing efficiency. Key areas of the review include:

- a reduction in the size of the supplier base whilst maintaining a multi-sourcing approach to mitigate supply risk; and
- the implementation of a procurement model which will identify alternative suppliers for commodities with particular focus on the Far East.

Production and quality control

The Group has manufacturing plants at seven locations in Great Britain:

- Beckton (produces majority of carbonated PET products);
- Leeds (produces majority of still juice and carbonated "bag-in box" products and all returnable glass for licensed on-trade channel);
- Norwich (produces the majority of Robinsons squash and ready-to-drink range);
- Hartlepool (produces Amé, Purdey's, Aqua Libra and Britvic cordials);
- Rugby (produces all 330ml cans and has two PET lines);
- Widford (houses the Group's technical centre for new product development, the concentrate production unit and produces a range of glass, can and PET products); and
- Huddersfield (produces Britvic's natural spring water products).

Over the last 5 years, the Group has made significant investment in its production capability including: the recent £10 million investment in the installation of a new 500ml PET production line (including PET bottle blowing) at Rugby in 2003; two new production lines at Norwich; one new production line at Leeds; and three new and two replacement PET bottle blowers at Beckton, Rugby and Widford; and a new glass bottling line at Huddersfield. This programme of investment has provided flexible production capacity enabling the Group to develop and manufacture new packaging formats and to produce and package multiple products (for example, Pepsi and Tango) on a single production line. The Group has also generated efficiencies by pursuing vertical integration when appropriate (for example, introducing PET bottle blowing into certain production lines) and most PET

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(15) Unaudited. Source: Management accounts.

bottles are now blown in-house. The Group also has plans to introduce in March 2006 a new PET bottle blowing line at its Norwich site in order to produce large packs of Robinsons squash. The Group's management believes there are still opportunities to generate further cost savings through opportunities for increased vertical integration in its production processes, although no significant savings are expected in financial year 2006.

The Directors believe that the Group's manufacturing facilities have further space available for the introduction of new production lines, to accommodate the Directors' medium-term growth forecasts.

The Group seeks to achieve high standards of production and operational quality with regard to the products and services that it offers its customers and consumers. To achieve this goal, the Group employs considerable resources in manpower, equipment and management systems, which are regularly monitored in light of best industry practices and technological developments. In addition, the Group has resources dedicated to health, safety and the environment. The processes and systems in place are designed to ensure high standards of legislative compliance and product integrity and such processes and systems are subject to regular review and revision in response to changes in legislation and external best practice benchmarking.

Customer Management

The customer management department is organised into three distinct business units: the take-home and on-premise (including licensed on-trade and leisure and catering) trading business units and customer operations.

The take-home and on-premise business units have the primary responsibility of managing the profitability of individual accounts through the implementation of brand and category plans. This includes: the development of annual account plans for each customer; the negotiation of pricing; the execution of promotional activity; and the implementation of detailed category plans.

Customer operations provide support for the trading business units as well as having responsibility for three sales areas: vending sales; sales of frozen carbonated beverages (e.g. Tango Ice Blast) and direct field sales to small independent retailers. In terms of support to the trading business units, the key areas are:

- the customer contact centre, with responsibility for all in-bound and out-bound contact with customers including order management and service requests;
- dispense technical services, with responsibility for the installation, maintenance and removal of all dispense equipment; and
- field merchandising, managed via a third party and responsible for managing compliance to the Group's guidelines in relation to chillers placed in customer outlets.

Category Marketing

The category marketing department is responsible for managing the Group's brands.

The category marketing department comprises:

- the brands marketing team, which is focused on developing the equity of the brands in terms of the product, packaging and communication with consumers (for example, advertising and website development);
- the category insight team, which works with external agencies to provide both the category marketing and customer management teams with access to research into the motivation and preferences of consumers; and
- the category planning department, which seeks to exploit opportunities identified from consumer and customer insight through the development and extension of the Britvic brands.

Distribution

The Group has a well-invested and large-scale distribution network which delivers to customers from production, distribution and warehousing sites located across Great Britain (see paragraph 13 of Part XIV: "Properties, Plant and Equipment").

The centrepiece of the Group's distribution network is the NDC located at Lutterworth which houses a leading-edge high-bay warehousing and distribution facility. The NDC is owned by Britvic but is operated under a management contract by Wincanton Logistics which runs until January 2007. In 2005, the NDC delivered approximately 46% of total Group sales to Britvic's customers. Due to the importance of the NDC to the distribution network, Britvic has established procedures that are designed to maintain the lines of supply to its customers in the event of a disruption in operations at the NDC. These include the use of warehousing of Wincanton Logistics and other third parties and the utilisation of any excess storage space at existing factories together with increased deliveries direct from the factory to customers.

Primary distribution (i.e. from production sites direct to customers, to the NDC and to retail depots and from the NDC to retail depots) has largely been outsourced to contract hauliers who operate on common pricing terms based principally on agreed rates for specific pick-up and delivery points.

The Company also has an extensive secondary retail distribution network (i.e. from retail depots to customers) which is staffed and operated by Group employees using Group-owned vehicles servicing customers from depots located across Great Britain.

The Company regularly monitors and assesses its warehousing and distribution facilities with a view to continued improvements in customer service. Increasing customer service expectations, the wide array of packaging formats and increasing sales volumes have placed additional demand on the Group's warehousing and distribution capacity. The Company has responded to the increased demand through the introduction of a series of initiatives intended to increase storage and distribution capacity within, and the efficiency of the use of, the present facilities. These initiatives include: planned extensions at the Beckton and Leeds manufacturing plants; pursuing opportunities to deliver directly from the factory to customers; developing opportunities for retail customers to collect products from the manufacturing facilities (one of the Group's major take-home customers now collects its products directly from Britvic's production facilities and distributes them through its own supply network in exchange for a price discount); and reorganising parts of the distribution chain to reduce inter-site product movements.

Developing employee performance

The Directors believe that developing the Group's organisational capability is crucial to the Group's continued growth and, accordingly, the recruitment, development and retention of talented people is a key pillar of the Group's strategy. Britvic has introduced a number of initiatives to improve the working environment, including the introduction of flexible working practices and, more recently, flexible reward systems.

The Group also operates a range of employee development programmes, including skills workshops for the customer management and category marketing departments; line manager best practice courses; and bespoke development programmes for key individuals.

Business Transformation Programme and Information Technology

The Business Transformation Programme involved the phased replacement of all major IT systems within the Group together with a re-engineering of many of the Group's key business processes. Prior to its implementation, the core of the previous IT systems had been established in 1987 and had been extended or modified to accommodate growth, acquisitions and the development of further brands as part of the portfolio. The Group's management decided that it was necessary to rationalise the previous systems so as to better support the Group's operations and expected growth. The new IT systems include SAP enterprise resource planning software and Siebel customer relationship management software. The Business Transformation Programme has impacted upon all aspects of the Group's business including procurement, accounting and financial control, inventory management, production control and customer relationship management. Its implementation underpins the Group's strategy, as the new platform provides a significant increase in the IT capability and functionality across the entire Group as well as establishing a single reliable source for data.

The implementation of the Business Transformation Programme is largely complete with the remaining releases providing for less significant system changes and affecting only certain sites. Given the fundamental nature of the systems and process changes introduced by the Business Transformation Programme, there was some disruption to the business during the implementation of the major releases, principally as a result of the entry of incorrect data into the new systems. In the case of release 3 (the most significant release), these issues affected service levels to customers for a period of approximately 4 months post-implementation (from February to June 2005). However, these problems have now been addressed and customer service levels have been restored to, and have now remained at, the pre-implementation levels for the last 3 months. Furthermore, no material issues are expected to occur with the implementation of the remaining releases. As a result, the Group has now started to realise the operational benefits of the new platform.

Brands and intellectual property

The Group strives to protect its brands and trade marks, including, where appropriate, by taking action in respect of suspected infringements. The Group seeks to register trade marks in countries in which the Group trades, or may trade in the future. Its trade mark strategy is to seek to register the key trade marks (for example, Robinsons, Britvic, and Tango or Britvic Tango) in all significant markets (for example, European Union countries, the USA, Canada and Australia). The Group also seeks to register key trade marks and all other trade marks in any international market where management believes there is, or could be, a commercial opportunity.

The Group owns all of the brands and trade marks it uses in the business, with certain material exceptions including:

- the Pepsi and 7UP trade marks are licensed to Britvic for use in Great Britain, the Isle of Man and Gibraltar (unless and until it becomes a Spanish possession) by PepsiCo (or one of its subsidiaries) (see paragraph entitled "Relationship with PepsiCo" below). PepsiCo must approve all advertising and consumer promotion strategies and materials which relate to the Pepsi and 7UP brands. The Group has recently entered into a licence with PepsiCo in relation to the Gatorade trade mark;
- C&C Group plc group companies own certain Britvic trade marks (but not including J_2O) in the Republic of Ireland and have the right to use such trade marks in Northern Ireland;
- the Group does not own or have the right to use the Robinsons brand or trade marks in a limited number of jurisdictions, most notably India;
- the Group does not own or have the right to use the Tango or Britvic Tango brands or trade marks in a limited number of jurisdictions, notably Australia, Brazil and Canada;
- the Red Devil trade mark is owned for use in the UK and Republic of Ireland only; and
- Shandy Bass is licensed to Britvic from Brandbrew S.A. for use worldwide.

Relationship with PepsiCo

The Group has a long-standing business relationship with PepsiCo and has distributed the Pepsi brand since 1987. The Group has the exclusive right to package, sell and distribute Pepsi and 7UP carbonated soft drink beverages (and certain derivative products) in Great Britain, the Isle of Man and Gibraltar (unless and until it becomes a Spanish possession) (such jurisdictions are collectively referred to as the **"Territory"**) under arrangements with PepsiCo and its subsidiary, Seven-Up International. In 2004, according to Canadean, the Group distributed 611 million litres of Pepsi products in Great Britain, which represented approximately 44% of the total volume supplied by the Group in 2004.

The PepsiCo arrangements are contained within a series of four inter-linked agreements comprising two exclusive bottling appointments (the **"Exclusive Bottling Appointments"** or **"EBAs"**), a concentrate price and marketing agreement (the **"Franchise Performance Agreement"**) and a co-operative advertising and marketing agreement (the **"Co-op Agreement"**). On 10 March 2004, PepsiCo, Seven-Up International and Britvic agreed to extend the relationship on substantially similar financial (and other) terms by entering into a new set of agreements.

The revised Exclusive Bottling Appointments each have a new term which runs until 31 December 2018 with an extension of five years upon Admission until 31 December 2023. The Exclusive Bottling Appointments set out a series of obligations relating to the acquisition of concentrate and the bottling and distribution of the products. Under the Exclusive Bottling Appointments, the Group is prohibited from distributing competing drinks within the Territory and cannot actively solicit sales from outside the Territory. The Exclusive Bottling Appointments also provide the Group with a right of first refusal in relation to the packaging and distribution within the Territory of any new carbonated soft drink developed by PepsiCo or Seven-Up International.

The Franchise Performance Agreement has a three-year term, but one-year extensions are negotiated on a rolling annual basis (with the extension to 31 December 2008 signed in September 2005). The agreement provides the framework for the parties to agree their short-term operating strategy and business targets. It also contains a series of investment and sales targets for each year of the term, which the Group must use its reasonable endeavours to meet, including a requirement to install a specified quantity of branded vending and dispense equipment and performance targets as to market share and sales growth. The Group must also use its best endeavours to maintain distribution of all pack formats at certain specified levels. The agreement also sets out the required annual expenditure of both Britvic and PepsiCo in relation to the advertising and promotion to support the brands (which is split on a 50/50 basis) and in respect of promotional discounts and customer account development. The agreement also provides the mechanism for establishing the concentrate price for each year of the term.

The Co-op Agreement is a one-year agreement renewed annually which provides a detailed breakdown of the advertising and promotional expenditure agreed under the Franchise Performance Agreement.

In the event that the Franchise Performance Agreement and Co-op Agreement are not renewed whilst the Exclusive Bottling Appointments remain in place, the Exclusive Bottling Appointments set out the basis for establishing the concentrate price year-on-year and the required ongoing advertising and promotional spend of the Group and PepsiCo.

The Exclusive Bottling Appointments entitle PepsiCo or Seven-Up International (as the case may be), to terminate the arrangements in a range of circumstances (including a breach of a material term or condition of the Franchise Performance Agreement). Each Exclusive Bottling Appointment may also be terminated in the event that: any competitor of PepsiCo or Seven-Up International (as the case may be) acquires either directly or (in circumstances where the Selling Shareholder(s) know(s) the identity of the ultimate purchaser) indirectly 10% or more of the issued share capital of the Company from one or more of the Selling Shareholders; or any third party acquires a 40% stake in Britvic Soft Drinks Limited (including indirectly through the acquisition of Ordinary Shares in the Company). The appointments will also be capable of termination if the Company disposes of the Robinsons brand or any brand with an EBA Brand Contribution of 35% or more of Britvic's total EBA Brand Contribution in the previous financial year. In the event that either Exclusive Bottling Appointment is terminated by reason of any of the Selling Shareholders selling 10% or more of the issued share capital of the Company (as described above), Britvic terminating the agreement without cause, or Britvic disposing of the Robinsons brand, there is provision for the payment of substantial liquidated damages to PepsiCo or Seven-Up International (as the case may be), calculated by reference to the amount spent on concentrate by the Group with PepsiCo or Seven-Up International (as the case may be), and the amount contributed by PepsiCo or Seven-Up International (as the case may be) to advertising and marketing in the 18-month period prior to termination. Each Exclusive Bottling Appointment is inter-conditional.

Britvic Soft Drinks Limited, a Britvic subsidiary, entered into a distribution agreement with PepsiCo effective from 1 September 2005 (the **"Distribution Agreement"**) pursuant to which Britvic Soft Drinks Limited was appointed as the exclusive distributor for Gatorade in the Territory. The Distribution Agreement has an initial term until 31 July 2008 and is renewable every third anniversary. The Distribution Agreement establishes the parties' intent to enter into exclusive bottling arrangements as soon as practicable. In addition, the Distribution Agreement grants Britvic Soft Drinks Limited a non-exclusive, royalty free, non-transferable sub-licence to use the Gatorade trade mark in the Territory.

PepsiCo (through one of its subsidiaries) also has a 5% shareholding in Britvic which it intends to retain on Admission. PepsiCo's rights to increase or reduce its shareholding in Britvic are set out in the Existing Shareholders' Agreement (see paragraph 14.1(i) of Part XIV: "Material contracts"). In broad terms, the Existing Shareholders' Agreement provides that, after Admission, PepsiCo has the right to increase its shareholding only when the Selling Shareholders sell further Ordinary Shares and also prevents PepsiCo from reducing its shareholding until the earlier of: (i) each Selling Shareholder reducing its shareholding to less than 3%; or (ii) 31 December 2008. The Existing Shareholders' Agreement also gives PepsiCo the right to nominate a Director for appointment to the Board and this right will continue after Admission.

Regulatory

Competition and antitrust law

The Group is subject to the competition laws of the EU and its member states and those of other countries in which it operates. Broadly speaking, EU competition rules prohibit (1) agreements or arrangements that may affect trade between member states of the EU and that may have the object or effect of preventing, restricting or distorting competition within the EU and (2) abuse of a dominant position within the EU or a significant part of it insofar as it may affect trade between member states. These principles are substantially replicated in domestic UK competition law which, broadly speaking, prohibits anti-competitive arrangements among businesses and prohibits the abuse of a dominant position in the UK or in a substantial part of the UK.

An aggrieved person may sue for breach of EU and UK competition law in the courts of the member states and/or apply to the European Commission or, in the UK, the Office of Fair Trading for an order to terminate the breach of competition law. The European Commission (and in the UK, the Office of Fair Trading) may also impose fines and daily penalties on businesses and the courts of the member states may award damages and other remedies (such as an injunction) in appropriate circumstances. The UK rules are enforced either by public enforcement (primarily by the Office of Fair Trading, which has the power to enforce both the UK and EU legislation by the institution of civil or criminal proceedings in the UK courts) or by private actions in the UK courts.

The EU and UK antitrust authorities also have the power to investigate the agreements entered into by, and practices of, market participants. The UK soft drinks industry has been the subject of two major antitrust investigations, one conducted by the UK antitrust authorities and the other as part of an investigation by the European Commission:

- In 1990, the Mergers and Monopolies Commission (the forerunner of the Competition Commission) investigated the supply of carbonates in the UK. The report concluded that certain of the terms of the supply agreements of the two leading players at that time, CCSB and Britannia, (regarding, for example, exclusivity of supply) were anti-competitive in effect. Following this investigation, both CCSB and Britannia gave undertakings to the Secretary of State for Trade and Industry that prohibited them from enforcing any exclusivity provisions in their on-premise supply contracts (and, in the case of CCSB, included certain restrictions relating to acquisitions and distribution agreements).

- In June 2005, the European Commission announced that, after a five-year investigation, it had accepted legally binding commitments from The Coca-Cola Company and its key bottlers regarding the ending of a number of exclusionary practices in relation to the supply of their products, such as exclusive deals, the tying of products and limits on access to chillers.

The Group is party to certain agreements with suppliers and customers that include exclusivity provisions and provisions restricting the supply of competing products, most notably the Exclusive Bottling Appointments with PepsiCo and Seven-Up International (see the paragraph entitled "Relationship with PepsiCo" above). Although EU and UK antitrust authorities have given no indication that they consider such arrangements to be anti-competitive, the Directors cannot predict whether the views of such authorities will change over time. Equally, although no party has brought a private action claiming breach of competition law in any court against the Company in relation to these agreements, the possibility of this cannot be excluded.

Labelling of products

The Group is committed to maintaining high standards in respect of the clarity of its product labelling and to ensuring compliance with applicable EU and UK regulation. Product labelling is regulated in the UK by the Food Standards Agency (an independent body established in 2000 to protect consumer interests in relation to food) with the key legislation being the Food Labelling Regulations 1996 and the Food Safety Act 1990.

New EU regulations regarding product traceability became effective on 1 January 2005. These regulations require food and drink companies to implement revised procedures to enable the tracing of all ingredients incorporated into products through all stages of production, processing and distribution. The new regulations also require that food and drink products are adequately labelled to facilitate their traceability. The Group has in place the necessary systems and procedures to meet the requirements of the new regulations.

In addition, the Food Labelling Regulations 1996 (passed under the Food Safety Act 1990) impose certain requirements regarding the labelling of pre-packed food and drinks to be sold to consumers and caterers. The regulations require, *inter alia,* the inclusion on packaging of lists and quantities of ingredients, "use-by" dates for the product and, where relevant, the place of origin of the product. These regulations also govern the inclusion in labelling and packaging of references to and pictures of foods used in the products and references to natural and artificial flavourings. Whilst management considers that its labelling and packaging complies with the regulations and/or government guidance in relation thereto, the Group has recently agreed to address concerns raised by certain trading standard agencies or authorities over the labelling of a minor product.

Environmental and health and safety

The Group is subject to various EU, UK and local environmental and health and safety laws, rules and regulations which apply to the production and packaging of its products. In the UK, the main legislative framework includes the Food Safety Act 1990 and the Food Standards Act 1999. Compliance with the legislation is monitored and enforced by the Food Standards Agency.

The Group's GB manufacturing and distribution sites use a range of chemicals and industrial machinery in various manufacturing processes. The Group is committed to ensuring that its employees are appropriately protected from health and safety risks associated with its operations. The Group follows appropriate health and safety procedures including a policy of monitoring noise levels and ensuring that proper personal protective equipment is used.

With regard to packaging, the key compliance requirements for the Group are imposed under the Producer Responsibility (Packaging Waste) Regulations 1997 which require businesses involved in the packaging chain to fulfil certain requirements to increase the recycling, re-use or recovery of certain packaging waste. The Group meets its obligations under the regulations through its membership of a registered compliance scheme.

Advertising

Advertising in the UK is regulated by the Advertising Standards Authority (**"ASA"**). The ASA has been responsible for the issue of a series of codes that govern the form and content of all forms of media advertising. Whilst the Group seeks to comply in full with the ASA codes and maintain high standards in relation to its published and broadcast product advertisements, it has, at the request of the ASA, withdrawn, changed the time of broadcast, or agreed restrictions on a number of television advertising campaigns.

The nature of advertising to children has recently been the subject of scrutiny by the Government (see the paragraph entitled "Proposed changes in regulatory environment" below). However, the industry regulator, Ofcom, has recently ruled that it would not impose a ban on advertising to children and would rely on the industry's self-regulation.

Licensing Laws

The Licensing Act 2003, which became effective on 24 November 2005, has given licensees in the licensed on-trade the right to apply for a new licence with extended opening hours (potentially enabling alcohol to be served from licensed premises up to 24 hours a day). The Directors consider that the Group's portfolio is well positioned to take advantage of extended opening hours, but that it is difficult to predict the extent to which licensees will actually seek (and be granted) extended licences and how such extensions will affect consumer spending in the relevant licensed outlets but initial reports suggest that a large number of licensees (particularly in the managed pub sector) have been granted extensions to their current licensing hours.

Proposed changes in regulatory environment

Food and health regulation

In recent years, increasing social and political attention has been directed towards the beverage and food industries, reflecting public concerns over obesity and nutrition. On 16 November 2004, the Government published a White Paper entitled "Choosing Health: making healthier choices easier" which considers methods of improving the health and diet of the UK population. In particular, the White Paper proposes the introduction of requirements regarding: (i) the labelling of products with high sugar, salt and fat content; (ii) the products available to children in school vending machines; and (iii) the restrictions on advertising unhealthy products to children. Since the publication of the White Paper, the Government has been in discussion with companies in the food and drinks industry (including Britvic), schools and other interested parties to develop detailed implementation plans for the proposals. Although the White Paper indicated that legislation would come into effect during 2006 and 2007, detailed regulations have not yet been published. The Government has published basic guidance for schools in respect of the content and location of vending machines which emphasises the desire to offer healthier choices and on 29 September 2005 it was announced that the Government will undertake a further consultation process as regards the products that may be sold in vending machines on school premises with the aim of introducing legislation by September 2006. As the detail of the new proposals is yet to be published, the Directors are unable to predict how such proposals may impact on the soft drinks industry and the Group, but the Directors believe the Group is well positioned to meet any requirements emanating from the White Paper.

Smoking ban

The Government, having concluded a consultation process, is currently considering the implementation of new regulations which would ban smoking in enclosed public areas and work places from 2007 in England. Only private clubs and pubs that do not serve food would be exempt. The Scottish Executive is planning to ban smoking in all enclosed workplaces from spring 2006. Similar smoking bans have recently been introduced in the Republic of Ireland (29 March 2004) and New York City (30 March 2003). There is a risk that such bans could reduce volumes of total drink sales in the on-premise market and particularly the licensed on-trade (with outlets not serving food most affected). Industry data suggests that there may be opportunities for Britvic if the imposition of the ban results in more pubs selling food, which historically has resulted in a higher proportion of soft drinks sales.

PART VI: DIRECTORS, SENIOR MANAGEMENT, CORPORATE GOVERNANCE AND EMPLOYEES

1 Directors and Senior Management of the Group

Details of the Company's Directors and Senior Management are set out below.

1.1 The Board of Directors

The current members of the Board and their ages and positions are:

Name	Age	Position
Gerald Corbett	54	Chairman (Non-executive Director)
Paul Moody	48	Chief Executive Officer (Executive)
John Gibney	45	Finance Director (Executive)
Joanne Averiss	41	Non-executive Director
Chris Bulmer	47	Non-executive Director
Bob Ivell	53	Non-executive Director
Michael Shallow	51	Non-executive Director

(i) Chairman

Gerald Corbett was appointed non-executive Chairman on 24 November 2005. He continues to be Chairman of the Woolworths Group plc, a post held since March 2001. He is also Chairman of SSL International and Health Club Holdings Limited, the owner of Holmes Place. He is a non-executive director of Greencore plc based in Dublin. Gerald Corbett was chief executive of Railtrack PLC from 1997 to 2000, Group Finance Director of Grand Metropolitan PLC from 1994 to 1997 and was Group Finance Director of Redland PLC between 1987 and 1994. He was a non-executive director of the property group MEPC PLC from 1995 to 1998 and Burmah Castrol PLC from 1998 to 2000.

(ii) Executives

Paul Moody was appointed Managing Director in October 2003 and is responsible for the day-to-day running of the Group's business. He had been Chief Operating Officer of the BSD Group since October 2002. Paul Moody joined the Group in 1996 as Director of Sales for grocery multiples (supermarkets) having previously worked for Golden Wonder and Pedigree Foods. Paul Moody is also currently the Deputy President of the British Soft Drinks Association.

John Gibney was appointed Finance Director in 1999 and is responsible for finance, IT, legal, estates, risk management and business transformation. Prior to joining Britvic, John Gibney was Senior Corporate Finance & Planning Manager for Bass PLC, and prior to that role, Finance Director and subsequently Deputy Managing Director of Gala Clubs (a subsidiary of Bass Leisure).

(iii) Non-Executives

Joanne Averiss was appointed a non-executive Director on 18 November 2005 and is the PepsiCo nominee Director. Joanne Averiss has been a member of the PepsiCo legal department since 1990, holding a series of positions in the UK and the US and most recently acting as the head of legal (UK and Europe) for PepsiCo International's food and snack beverages division. She is also a trustee of the Mesen Educational Trust.

Chris Bulmer was appointed a non-executive Director on 24 November 2005. Prior to joining Britvic, Chris Bulmer was from 2001 to 2003 the Group Human Resources Director for Brambles Industries plc and Brambles Industries Limited, and prior to that was Group Human Resources Director for Whitbread Group plc. Chris Bulmer has also worked for Diageo, Mars, Unilever and Blue Circle. She is also an Independent Trustee Director of Berkeley Square Pension Trustee Company Limited.

Bob Ivell was appointed a non-executive Director on 24 November 2005. Prior to joining Britvic, Bob Ivell was on the board of Scottish & Newcastle plc as chairman of the retail division. He is currently the executive chairman of Regent Inns Plc, a non-executive director of The Restaurant Group plc, deputy chairman of Next Generation Clubs Limited and Next Generation Pacific Limited and non-executive chairman of Park Resorts Limited. During the 1980s Bob Ivell was the managing director of Beefeater.

Michael Shallow was appointed a non-executive Director on 24 November 2005. Michael Shallow has been the Finance Director of Greene King plc since 1991, having previously been an associate partner at Andersen Consulting and having held a senior accounting role at Kingfisher plc.

1.2 Senior Management

In addition to the Executive Directors, the current members of Senior Management and their positions are:

Name	Position
Andrew Marsden	Category Director
Andrew Richards	Sales Director
Martin Rose	Supply Chain Director
Alan Beaney	Strategy Director
Doug Frost	Human Resources Director

Andrew Marsden was appointed Category Director in 2000 and is responsible for category planning, brand marketing, consumer insight, innovation and corporate affairs. Andrew Marsden joined the Group as Marketing Director in 1997, having previously worked for Unilever, Vileda LP as Joint Managing Director, and HP Foods Limited. Andrew Marsden is also a member of the Governmental Advisory Committee on Advertising, the chairman of the Incorporated Society of British Advertisers and a director of the Broadcast Committee of Advertising Practise.

Andrew Richards was appointed as Sales Director in October 2003 and is responsible for all aspects of customer management. Andrew Richards joined the Group in 1998 as Grocery Trading Director, having previously worked for Cadbury Limited, Kraft Jacob Suchard and Walkers Snackfoods.

Martin Rose was appointed as Supply Chain Director in 2003 and is responsible for the end-to-end supply chain, including logistics, technical development, purchasing and production. Martin Rose joined Canada Dry Rawlings in 1984 as a graduate sales trainee and has worked for the Group in respect of sales, operations, distribution and logistics.

Alan Beaney was appointed Strategy Director in December 2004 and is responsible for Group strategy. Alan Beaney joined the Group as Director of Business Development in 1996 and has since held various positions within the IHG group (of which Britvic will cease to be a part on Admission), including Senior Vice President Global Strategy and Marketing for IHG. Alan Beaney returned to Britvic in 2002 as the Managing Director of Britvic International Limited and at the same time was responsible for Group strategy. Prior to joining the Group, Alan Beaney worked for Arthur D Little.

Doug Frost was appointed Human Resources Director in November 2004 and is responsible for the Group's human resources, including talent management, organisational capability, compensation and benefits. Doug Frost had previously worked for Alliance Unichem and for Mars for 15 years with positions in manufacturing, sales and human resources.

1.3 Business Address

The business address of all the Directors and the members of Senior Management and the registered office of the Company is Britvic House, Broomfield Road, Chelmsford, Essex CM1 1TU.

2 Corporate Governance

2.1 Combined Code

The Directors support high standards of corporate governance. Following Admission they intend to comply fully with the Combined Code.

2.2 The Board structure

Upon completion of the Global Offer, the Board will consist of the non-executive Chairman, 3 independent non-executive Directors, one non-executive Director representing PepsiCo and 2 Executive Directors. The Board considers that on appointment the Chairman was "independent" as defined in the Combined Code. Bob Ivell has been nominated as the senior independent director. In addition to her fiduciary obligations to act in the best interests of the Company, Joanne Averiss's appointment letter requires her to discharge her duties in the interests of the Company notwithstanding her connection with PepsiCo. With the exception of Joanne Averiss, the Company regards all of its non-executive Directors as independent non-executive Directors within the meaning of "independent" as defined in the Combined Code and free from any business or other relationship which could materially interfere with the exercise of their independent judgement.

The Board has established an audit committee, a remuneration committee and a nomination committee.

2.3 Audit Committee

The audit committee is chaired by Michael Shallow and its other members are Chris Bulmer and Bob Ivell. The audit committee will meet not less than three times a year and will have responsibility for, amongst other things, monitoring the integrity of the Group's financial statements and reviewing its summary financial statements. It will oversee the Group's relationship with its external auditors and review the effectiveness of the external audit process. The committee will give due consideration to laws and regulations, the provisions of the Combined Code and the requirements of the Listing Rules. It will also have responsibility for reviewing the effectiveness of the Group's system of internal controls and risk management systems. The ultimate responsibility for reviewing and approving the interim and annual financial statements remains with the Board. The Board considers that Michael Shallow has recent and relevant financial experience. Further details are set out in Michael Shallow's biography in paragraph 1.1(iii) above.

2.4 Remuneration Committee

The Remuneration Committee is chaired by Chris Bulmer and its other members are Michael Shallow and Bob Ivell. The Remuneration Committee will meet not less than three times a year and will have responsibility for making recommendations to the Board (i) on the Group's policy on the remuneration of Senior Management, (ii) for the determination, within agreed terms of reference, of the remuneration of the Chairman and of specific remuneration packages for each of the Executive Directors and the members of Senior Management, including pension rights, any compensation payments and (iii) for the implementation of employee share plans (see paragraph 7 of Part XIV: "Employee Share Plans"). The Remuneration Committee will also ensure compliance with the Combined Code in this respect.

2.5 Nomination Committee

The nomination committee is chaired by Gerald Corbett and its other members are Chris Bulmer and Michael Shallow. The committee will meet not less than twice a year and will, with effect from Admission, have responsibility for making recommendations to the Board on the composition of the Board and its committees and on retirements and appointments of additional and replacement Directors and ensuring compliance with the Combined Code.

3 Employees

The table below sets out the average monthly number of people (full-time equivalents) employed by the Group during each of the last four financial periods:

	52/53 weeks ended			
	28 September 2002	27 September 2003	3 October 2004	2 October 2005
	No.	No.	No.	No.
Distribution	495	513	566	578
Production	1,303	1,138	1,230	1,255
Sales and marketing	721	730	817	841
Administration(1)	299	315	326	368
Total(2)	2,818	2,696	2,939	3,042

Notes:

(1) Includes HR, finance, estates, company secretariat, IT, purchasing, technical and International.

(2) Includes temporary and part time employees.

4 Employee Relations

The Group recognises three trade unions in its factories (T&GWU, the GMB and Amicus) for the purposes of local bargaining and approximately 21% of the Group's work force is unionised. The Board believes that the Group's relations with its employees and trade unions are excellent, and there have been no work stoppages in the last 15 years as a result of industrial action.

5 Employee Share Plans and Pension Schemes

5.1 New share plans

The Company has adopted a sharesave plan, a share incentive plan, an executive share option plan, a performance share plan, a restricted share plan and an employee benefit trust for the benefit of its Executive Directors and employees. Details of these employee share schemes, including the limitations on participations and grants and the applicable performance criteria, are described in paragraph 7 of Part XIV: "Employee Share Plans".

5.2 Pension scheme

The Company participates in an approved occupational pension scheme in respect of Paul Moody and John Gibney. The Company's main operating subsidiary, Britvic Soft Drinks Limited, is the other participating employer, and employs all of the other active members. A further subsidiary of the Company, Britannia, is the scheme's principal employer, but does not employ (and has not employed) any members.

The scheme is open to eligible employees in Great Britain. The final salary section is closed to new joiners.

Details of the Group's pension scheme, including the current state of funding, are described in paragraph 8 of Part XIV: "Pensions".





PART VII: OPERATING AND FINANCIAL REVIEW

A prospective investor should read the following discussion of Britvic's financial condition and results of operations together with the rest of this document, including the accountants' report and financial information contained in Part VIII: "Financial Information (UK GAAP)" and should not rely solely on the key or summarised information contained in this Part VII. This discussion contains forward-looking statements that involve risks and uncertainties which could cause Britvic's actual results to differ from those expressed or implied by such forward-looking statements. These risks and uncertainties are discussed in Part II: "Risk Factors".

The Group's financial years comprise 52-week or 53-week periods. The periods analysed in this document are the 52-week period ended 28 September 2002, the 52-week period ended 27 September 2003, the 53-week period ended 3 October 2004 and the 52-week period ended 2 October 2005, and such periods are referred to in this document as financial year 2002, financial year 2003, financial year 2004 and financial year 2005, respectively. All references in this document to "FY" are to a financial year.

The historical financial information set out in Part VIII: "Financial Information (UK GAAP)" contains information for the four-year period ended 2 October 2005 prepared in accordance with UK GAAP and the historical financial information set out in Part IX: "Financial Information (IFRS)" contains information for the financial year ended 2 October 2005 prepared in accordance with IFRS. For the purposes of comparison, and unless otherwise stated, the discussion contained herein relates to, and all financial information has been extracted without material adjustment from, the financial information prepared in accordance with UK GAAP as set out in Part VIII: "Financial Information (UK GAAP)". Following the Global Offer, Britvic will prepare its financial information in accordance with IFRS. UK GAAP and IFRS differ in certain significant respects from US GAAP. Britvic has not prepared any financial statements in accordance with US GAAP or prepared any reconciliation of its financial statements to US GAAP. A summary of certain significant differences between UK GAAP and US GAAP, and between IFRS and US GAAP is described in Part XI. Britvic cannot offer any assurances that the differences described in Part XI: "Summary of differences between UK GAAP and US GAAP, and between IFRS and US GAAP" would, in fact, be the accounting principles creating the greatest differences between its financial statements prepared under US GAAP, IFRS and UK GAAP and investors should satisfy themselves as to the provisions of US GAAP, IFRS and UK GAAP. In addition, management has not estimated the net effect that applying US GAAP would have on its results of operations or financial position, or any component thereof, in any of the representations of financial information in this document. The effect of such differences may be material and, in particular, it may be that the total shareholders' equity and net income prepared on the basis of US GAAP would be materially different due to these differences. The summary in Part XI: "Summary of differences between UK GAAP and US GAAP, and between IFRS and US GAAP" does not include all differences that exist between UK GAAP, IFRS and US GAAP in relation to Britvic.

EBITA and EBITDA numbers contained in this Part VII:"Operating and Financial Review" are non-GAAP financial measures which are unaudited and which have been derived, but not directly extracted, from the audited numbers set out in Part VIII: "Financial Information (UK GAAP)".

Overview of Britvic's business

Britvic's business consists of producing, marketing and distributing soft drinks primarily in Great Britain, with additional sales internationally. Britvic's portfolio of beverages includes stills and carbonate brands, including Robinsons, Pepsi, 7UP, Britvic, Tango, J_2O, Fruit Shoot, R Whites and Pennine Spring, and it has a significant presence in the take-home, the licensed on-trade and the leisure and catering channels. According to AC Nielsen, Britvic was the leading supplier of soft drinks in the GB licensed on-trade channel, and the number two supplier in the GB take-home channel in 2005, in each case as measured both by value and by volume. According to Canadean, Britvic was also the number two manufacturer by volume of soft drinks in Great Britain. Britvic has a successful long-standing relationship with PepsiCo that was renewed in 2004 until December 2018, with a five year extension to 2023 on Admission. Under the terms of its agreements with PepsiCo, Britvic has the exclusive right to distribute the Pepsi and 7UP brands in Great Britain, the Isle of Man and Gibraltar (unless and until it becomes a Spanish possession) (the **"Territory"**), as well as access to all new carbonates brands developed by PepsiCo during this time for distribution in the Territory and access to the PepsiCo Systems.

Britvic analyses its business along three categories: stills, carbonates and international. The stills and carbonates categories represent sales of stills and carbonates, respectively, within the Territory. The international category represents the aggregated sales of stills and carbonates outside the Territory and to the travel industry.

For financial year 2005, Britvic had total turnover of £698.2 million, of which 45% was attributable to sales of stills in the Territory, 51% was attributable to sales of carbonates in the Territory and 4% was attributable to international sales and sales to customers in the travel industry.

Principal factors affecting Britvic's results of operations

Britvic's relationship with PepsiCo

Britvic produces, distributes and sells soft drinks under the Pepsi and 7UP brands and works together with PepsiCo to co-ordinate the marketing of these brands in the Territory. Britvic establishes business relationships with new customers and leverages existing customer relationships, develops distribution channels and distributes PepsiCo products to customers either directly or indirectly through independent distributors. Britvic also directs local marketing initiatives to promote PepsiCo products, and engages in broader promotional activities organised by PepsiCo. The success of PepsiCo's existing and future brands managed by Britvic in Great Britain will have a direct impact on Britvic's future financial performance.

Britvic's relationship with PepsiCo is governed by a series of contracts, including two Exclusive Bottling Appointments (one for each of the Pepsi and 7UP brands), the Franchise Performance Agreement and the Co-op Agreement. While the Exclusive Bottling Appointments have been extended until 31 December 2018 with a five year extension to 2023 on Admission, the Franchise Performance Agreement has a three-year term, with one-year extensions negotiated on a rolling annual basis, and the Co-op Agreement is a one-year agreement which is renewed each year. The Franchise Performance Agreement governs the pricing of concentrate, and sets out the minimum annual advertising and promotional spend to be made by Britvic and PepsiCo in support of PepsiCo products, as well as the minimum contribution of PepsiCo to promotional discounts and customer account development on a per litre basis. The Co-op Agreement provides a detailed breakdown of the advertising and promotional expenditure agreed under the Franchise Performance Agreement. Because the extension of the Franchise Performance Agreement and renewal of the Co-op Agreement are renegotiated each year, the terms of these agreements are subject to change. If an agreement on extension of the Franchise Performance Agreement or renewal of the Co-op Agreement is not reached, the Exclusive Bottling Appointments contain agreed terms relating to advertising and promotional expenditure and concentrate price which will take precedence, and which would not have a materially different effect from the provisions contained in the current versions of the Franchise Performance Agreement and the Co-op Agreement.

In October 2005, the Group also entered into a distribution agreement with PepsiCo (effective from 1 September 2005), to distribute Gatorade in the Territory until 31 December 2008.

Purchase of concentrate and other raw materials

Expenditure on Pepsi and 7UP concentrate constitutes a significant raw material cost for Britvic. Under the Exclusive Bottling Appointments, Britvic is required to purchase concentrate for the Pepsi and 7UP brands from PepsiCo. The price of this concentrate is determined in accordance with the Franchise Performance Agreement, and year on year increases are related to increases in the Retail Price Index.

Britvic purchases other raw materials, including sugar, fruit juice and flavour compounds, as well as PET, glass bottles, steel cans and other packaging materials from suppliers in the United Kingdom and abroad. Britvic enters into fixed-term contracts for the majority of these raw materials in order to minimise the affects of any movement in their market price. However, Britvic may be affected by movements in the market price of raw materials if it fails to forecast accurately its raw materials needs for a given year, as it would be required to purchase additional raw materials in the open market, which may only be available at a significantly higher price. Furthermore, if there is a long-term structural increase in the price of raw materials, Britvic's ability to maintain its profit margins will be dependent on its ability to pass such costs on to its customers.

Britvic purchases approximately 17%[16] of its raw materials in currencies other than pounds sterling. For example, it normally purchases sugar and flavour compounds priced in euro, and fruit juices priced in US dollars. Other raw materials may be sourced from suppliers in a variety of jurisdictions, giving rise to purchases denominated in other currencies as well. In order to manage its exposure to fluctuations in exchange rates, Britvic has historically entered into foreign exchange contracts in respect of 100% of committed currency exposures and approximately 75% of uncommitted currency exposures. Nonetheless, wide fluctuations in exchange rates over a given year may have a material effect on Britvic's results of operations. From financial year 2006, the Directors intend to enter into a phased currency hedging strategy for uncommitted expenditure in financial year 2007 with contracts covering 90% of the forecast exposure over the following three months, 80% for three to six months, 70% for six to nine months and 60% for nine to twelve months. However, Britvic will continue to enter into foreign exchange contracts in respect of 100% of committed currency exposures.

(16) Unaudited. Source: Management accounts.

Pricing and promotion

Britvic promotes all of the products within its portfolio in each of its relevant markets, and works together with PepsiCo to promote the sale of Pepsi and 7UP in the Territory. Britvic's promotional activities consist of advertising, promotional discounts and account development which are further described below. Costs associated with these activities make up a significant component of Britvic's costs and overheads and have a significant effect on its net turnover, and the success of these activities can have a material effect on Britvic's results of operations.

Advertising

Advertising is normally brand-specific, and can be aimed at Britvic's customers or at consumers of Britvic's products. Customer-focused advertising includes purchasing advertising space in trade magazines, often in connection with the roll-out of a new product or a brand extension. Consumer-focused advertising includes the promotion of a given brand through television, radio, newspaper and other advertising media, and through sports, entertainment and other event sponsorship. Costs associated with both customer and consumer-focused advertising are reflected as an expense in Britvic's profit and loss account. Britvic's advertising expenses (exclusive of amounts contributed by PepsiCo) represented at least 7%[(17)] of turnover for each of the four years ended 2 October 2005.

Promotional discounts

Promotional discounts are temporary price discounts which can be carried out in a number of ways, and which may be directed towards Britvic's customers or consumers of Britvic's products. Customer-focused promotional discounts include primarily the provision of free goods (for example, a cash & carry wholesaler is offered an extra pallet of a particular Britvic product if it purchases ten). Consumer-focused promotional discounts include: multi-buy offers (for example, buy one get one free); simple price reductions (for example, the consumer pays £0.99 rather than £1.09) and promotions involving the offer of increased pack sizes (for example, 1.25 litres sold for the price of 1 litre). Promotional discounting is predominantly a feature of the take-home channel. The costs of promotional discounts are generally shared between Britvic and its customers and agreed as part of an overall promotional package including any account development activities. See the section entitled "Account development" below.

Britvic also offers volume-based price rebates (**"overriders"**) which are generally included in the contracts with customers in the take-home and licensed on-trade channels (see the section entitled "Channel mix" below). Overriders are structured so as to give the customer a discount if certain volumes are sold over a specified period (usually a year) and take the form of a rebate paid to the customer on a quarterly, annual or other previously agreed regular basis.

Promotional discounts and overriders are key tools used by Britvic and its customers to increase sales of Britvic's products.

The costs associated with both promotional discounts and overriders are reflected as a reduction in Britvic's gross turnover, and, in the case of promotional discounts, are presented net of any contribution made by PepsiCo in accordance with the terms of the FPA.

Account development

Account development refers to the process of developing and maintaining the presence of Britvic's products with customers.

In the take-home market, Britvic typically has quarterly negotiations with its customers relating to the account development activities to take place in that customer's outlets (and such activities are agreed as a package with any promotional discounts to be offered). Such activities will include the use of preferential shelf space (normally at the end of an aisle in a prominent location within the store), the provision of point of sale materials and the use of signage for customer specific promotional activities.

In contrast, account development in the on-premise market relates to marketing activities such as providing branded glasses, posters and point of sale materials. These are generally agreed between Britvic and its customers on an annual basis. Costs associated with account development are reflected as an expense in Britvic's profit and loss account net of any contribution made by PepsiCo pursuant to the terms of the FPA.

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(17) Unaudited. Source: Management accounts.

Brand, product and pack mix

Britvic's sales and profitability are influenced by brand, product and pack mix. Sales of different brands and products within Britvic's portfolio carry different margins, depending on the nature of the product and its particular branding or packaging. For example, sales of J_2O and Fruit Shoot tend to result in a higher than average price per litre, and higher than average cash margins. Similarly, sales of chilled drinks and drinks which are packaged in single serve containers carry higher margins than multi-pack drinks because consumers are willing to pay a premium for the benefit of immediate consumption. Britvic's results may fluctuate from year to year depending on the proportion of sales volume represented by higher-margin products, and a key element of Britvic's strategy is to continue to grow sales of its higher-margin products, for which management believes there is a market opportunity.

Channel mix

Britvic sells its products through the take-home, licensed on-trade and leisure and catering channels in Great Britain. Customers in the take-home channel include large grocery retailers, high street stores, "impulse channel" customers (including convenience stores, garage forecourt sales and off-licences) and "cash & carry" wholesalers. Customers in the licensed on-trade channel include, among others, licensed pubs, clubs and bars and customers in the leisure and catering channel include, among others, restaurants and fast-food outlets, hotels, entertainment venues, and canteens and schools. The leisure and catering channel also includes those venues providing vending machines. While Britvic's broad product portfolio and large-scale distribution network provide it with the capability to service customers within the take-home, licensed on-trade and leisure and catering channels, its profits and margins are affected by the specific characteristics attributable to each channel.

In 2005, the Group's top ten customers by volume (seven of which are major participants in the take-home market) collectively accounted for approximately 59%[18] of the Group's sales volume, and no single Britvic customer accounted for more than 12%[18] of Britvic's total sales volume.

Take-home

Within the take-home channel, sales to large grocery retailers are characterised by higher volumes, but the buying power of the customers means there is increasing pressure on prices. Britvic's prices in the take-home channel are generally agreed on an annual basis, but are subject to the effects of promotional discounts to a much larger degree than products sold in the licensed on-trade or leisure and catering channels. See the section entitled "Pricing and promotion" above. As most large grocery retailers have their own established supply chains, Britvic benefits from the cost savings associated with the relatively straight-forward distribution arrangements for such customers, which primarily involve the delivery of large quantities of products to central customer warehouses. Although Britvic has the benefit of these cost savings, its margins are affected by the pricing pressures described above. Large grocery retailers make up the fastest growing sales channel in the soft drink industry, and Britvic relies on this channel for a material portion of its sales volume.

The impulse segment of the take-home channel is characterised by higher prices to the customer, which is caused by the increased costs incurred by beverage suppliers, such as Britvic, on more complicated distribution arrangements and the installation and maintenance of drinks chillers. Recently, larger grocery retailers and high street stores have begun to compete in the impulse market, resulting in consolidation across and within the sub-segments of the take-home channel. As a result, there has been some increase in customers' buying power, causing more pressure on Britvic's margins and the need for Britvic to reduce its cost base, a trend affecting the entire industry. However, Britvic also derives some benefits from this trend, as many of the larger grocery retailers are already Britvic customers, and their streamlined distribution systems allow Britvic to reduce unit distribution costs in this channel.

Licensed on-trade

The licensed on-trade channel has recently experienced consolidation, with several acquisitions of managed pub chains taking place over the last year. This trend has increased pressure on Britvic's margins. The distribution model applicable to the licensed on-trade channel is more complex than in the take-home channel, as it requires more frequent distributions to a more geographically diverse group of outlets, without the benefit of centralised customer warehousing. This channel is also more capital intensive than other channels due to the amount of equipment Britvic must provide and maintain, including dispense equipment, chillers and related items. However, Britvic generally does not need to offer promotional discounts in order to remain competitive in this channel. Britvic sold approximately 21%[18] of its total sales volume through the licensed on-trade channel in financial year 2005.

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(18) Unaudited. Source: Management accounts.

In contrast to the take-home channel, and as a consequence of the more complex distribution model, and the required investment in commercial assets, Britvic's supply contracts with its customers in the licensed on-trade channel are of a medium- to long-term nature (with most major contracts being between three and five years in length) with price increases often linked to RPI. This arrangement provides Britvic with greater certainty as to revenues and pricing than in the take-home channel.

Leisure and catering

The leisure and catering channel has a more complex distribution model than the licensed on-trade channel. Britvic services its leisure and catering customers through a combination of direct delivery and delivery through customers' distribution networks (for example, contract caterers). Margins in this channel vary depending on the nature of the establishment being supplied, and the complexity associated with the route to market.

Britvic has also benefited from PepsiCo's global relationships in this channel. Under the EBAs, Britvic has the opportunity to supply the GB outlets of PepsiCo global customers, such as YUM (owner of KFC and Pizza Hut). The leisure and catering channel accounted for approximately 14%[19] of Britvic's sales volume in financial year 2005.

International Operations

Britvic International is responsible for (i) the sales of Britvic-owned brands to markets outside Great Britain and (ii) the sales of Britvic's full portfolio of brands to international travel customers (including, for example, airline and passenger shipping customers, some of which are based in Great Britain), which together accounted for approximately 3.5%[19] of Britvic's turnover and 2.7%[19] of Britvic's sales volume in financial year 2005.

Britvic International sells Britvic's products to a number of established mature markets outside Great Britain, including Northern Ireland, the Republic of Ireland and, through its export group, to approximately 50 further countries in Western Europe, the Middle East, Asia and Africa.

In addition to distributing its products to these markets, Britvic has sought to grow the scale of its international operations in certain European markets which it sees as growth markets. Britvic began this process approximately three years ago with the launch of Fruit Shoot in the Netherlands, and more recently has introduced Fruit Shoot into Belgium and Spain. Management intends to expand its operations in the Netherlands on the back of consistent growth of sales in this market over the past three years. Management is monitoring Britvic's performance in Belgium and Spain, and will consider expanding its operations as necessary to take advantage of opportunities for profitable growth in these markets as well. Furthermore, Britvic continues to evaluate opportunities for expansion into other markets, predominantly in Western Europe.

Britvic International has been able to develop an international distribution network covering its overseas markets without incurring significant capital expenditure through a series of contracts with distributors and hauliers to service its non-GB customer base.

Whilst Britvic will continue to look to expand its international operations as opportunities arise, management expects Great Britain to remain the core market for Britvic's products for the foreseeable future.

Seasonality and weather conditions

Sales of Britvic's products have historically been higher in the summer months of May to August. The Christmas period is also generally marked by higher sales.

Adverse weather conditions during peak summer months, including unusually cold or rainy periods, could adversely affect operating income and cash flow and could therefore have an adverse impact on operating results for the entire year. Conversely, periods of prolonged hot and dry weather can have a positive impact on operating results for the year. For example, the summer of 2003 was unusually hot and dry in Great Britain, with a number of high temperature records broken. Management estimates that the impact of this unusually hot and dry weather was an increase in volume of approximately 25 million litres[19] over the summer period (see the section entitled "Unaudited adjusted financial information — Effect of summer 2003", below), this figure having been calculated based on the difference between actual and forecast volumes over the period. Prolonged periods of hot and sunny weather towards the end of the summer (as occurred in 2003) may also mean that consumers carry forward their consumption habits into the autumn. Britvic's exposure to the effects of seasonality and weather conditions is tempered by the fact that sales of certain key products within its portfolio, such as Fruit Shoot (a popular drink in school lunch boxes), are less affected by seasonal changes than other products in the soft drink industry.

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(19) Unaudited. Source: Management accounts.

Pensions

The Group operates two pension schemes: the Britvic Pension Plan (the **"Scheme"**) and the Britvic Executive Top-Up Scheme (the **"BETUS"**).

The Scheme

The Trustees of the Scheme are required by law to obtain an actuarial valuation of the Scheme's assets and liabilities at least once every three years. The most recent formal valuation was as at 31 March 2004. Following this valuation, the Trustees adopted two funding targets:

(i) to achieve and then maintain a situation where the Scheme has assets equal to 100% of the present value of its benefits based on completed service, including provision for the effects of salary growth and inflation to retirement (the "**ongoing basis**"); and

(ii) because the final salary sections are closed to new members, to achieve and then maintain assets equal to 100% of the present value of benefits on a "solvency" basis. This basis assumes no further employer contributions, and investment returns equal to gilt yields, less 0.5% per year. The Trustees aimed to reach this "solvency" funding target within 15 years of the 2004 valuation.

To achieve the funding objectives set out above, in addition to normal employer contributions, Britvic Soft Drinks Limited agreed to make the following special contributions:

- a contribution of £30 million (which was paid in March 2005);
- an additional contribution of £30 million, to be paid by 31 December 2005; and
- additional contributions of £10 million, to be paid by 31 December in each of the years 2006, 2007, 2008, 2009 and 2010.

An actuarial valuation as at 30 June 2005 showed that the Scheme's deficit on an ongoing basis was £60 million, and its deficit on a solvency basis was £173 million.

BETUS

BETUS is a secured unfunded unapproved retirement benefits scheme, open to certain senior executives. Under the rules of BETUS, members accrue a right to have a pension paid to them directly by Britvic Soft Drinks Limited. To provide security for this promise, the Group has given the trustee of BETUS a charge over the Group's depot at Centurion Park, Tamworth.

Further details about the Scheme and BETUS are set out in paragraph 8 of Part XIV: "Pensions".

Changes in Group composition

On 25 October 2004, Britvic acquired the water business of Benjamin Shaws & Sons Limited, including Fountain Head and Pennine Spring, concurrently serving notice to terminate its relationship with Abbey Well, whose products Britvic previously distributed. In connection with its acquisition of Fountain Head and Pennine Spring, Britvic acquired a manufacturing plant and water source in Huddersfield. This acquisition provides Britvic with its own water brand with which to compete in the growing market for bottled water in Great Britain. Also, as ownership of the water source means that Britvic no longer has to pay a margin to a third-party provider, and as the water source is centrally located within Great Britain (with consequent distribution benefits), it reduces Britvic's cost per litre of water supplied and improves its profit margin.

Sales of Fountain Head and Pennine Spring are reflected in Britvic's financial statements from the date of their acquisition. Britvic has recently withdrawn from supplying the Fountain Head own-label product to retailers.

On 15 August 2002, Britvic acquired the rights to the Red Devil brand, allowing it to manufacture, distribute and market Red Devil in the United Kingdom and the Republic of Ireland. This acquisition has enabled Britvic to enter the growing "energy" segment in these countries. Sales of Red Devil are reflected in Britvic's financial statements from the date of the acquisition.

Discussion of principal UK GAAP income statement items

Turnover

Turnover represents revenue earned from sales of soft drinks net of promotional and long-term discounts, adjusted for the contribution to such discounts made by PepsiCo. See the paragraph entitled "Promotional and long-term discounts" below.

Costs and overheads

Raw materials, consumables and excise duty include, among other things, concentrates and juices, natural sweeteners, PET, PVC, steel cans and other packaging materials, and the freight costs of transporting these materials. These costs, which Britvic refers to as raw material costs, represented 42.3%, 41.9%, 41.2% and 39.5% of turnover in financial years in 2002, 2003, 2004 and 2005, respectively. Britvic has been able to reduce raw material costs as a percentage of turnover in the past four years primarily through vertical integration of its production capabilities, as further described in the section entitled "Results of operations" below. In financial year 2006, management expects certain raw material costs to increase (for example, PET). However, management believes the impact of such an increase in costs will be mostly mitigated by the benefits of product value optimisation, the process by which Britvic seeks to adjust the ingredients and package design of its various products to reduce unit costs while not impacting value.

Other external charges include production and distribution costs (including energy costs but excluding staff and depreciation costs), advertising, promotional and account development costs (other than promotional discounts), utilities, labour costs associated with the installation, servicing and repair of dispense equipment, vending machines and chillers (including third-party labour costs associated with the installation of such dispense equipment and chillers during times of peak demand (when Britvic's resources are insufficient)), the costs of merchandising agents and leasing costs. Of total costs and overheads in financial years 2002, 2003, 2004 and 2005, other external charges amounted to 28.5%, 29.4%, 30.6% and 29.7%, respectively.

Staff costs include wages and salaries, employee profit share scheme, social security costs and other pension costs. Of total costs and overheads in financial years 2002, 2003, 2004 and 2005, staff costs amounted to 15.1%, 15.3%, 15.9% and 17.9%, respectively.

Cost and overheads also include depreciation of production equipment and other tangible fixed assets. Of total costs and overheads in financial years 2002, 2003, 2004 and 2005, depreciation expense amounted to 7.7%, 6.8%, 6.8% and 7.0%, respectively. Management estimates that depreciation will increase by approximately £3.0 million in financial year 2006.

Tax on profits on ordinary activities

Britvic pays the UK corporate tax rate of 30% on its taxable profits. However, its effective tax rate has, since financial year 2002, ranged from 32% to 37% as a result of certain expenses which are not deductible for tax purposes, including amortisation of goodwill relating to Britvic Soft Drinks Limited and Robinsons Soft Drinks Limited, and certain entertainment expenses. In addition, short-term timing differences in the recording of transactions and certain prior year adjustments normally contribute to variations in Britvic's effective tax rate.

Equity minority interests

Equity minority interests comprise amounts previously relating to PepsiCo as a 10% holder of Britvic Holdings Limited, the then direct holding company of Britvic Soft Drinks Limited. On 10 March 2004, PepsiCo exchanged its 10% holding in Britvic Holdings Limited for a 5% interest in Britannia. Therefore, the equity minority interest for financial year 2004 reflects PepsiCo's 10% holding in Britvic Holdings Limited for the period from 28 September 2003 to 10 March 2004.

Results of operations

The following table sets out Britvic's consolidated results of operations for the 2002 to 2005 financial years:

	Year ended 28 September 2002	% change	Year ended 27 September 2003	% change	Year ended 3 October 2004[1]	% change	Year ended 2 October 2005
	£000		*£000*		*£000*		*£000*
Turnover:							
Stills	227,744	21.1%	275,733	12.2%	309,467	2.3%	316,657
Carbonates	355,328	3.4%	367,498	2.4%	376,209	(5.1%)	356,893
International	18,927	3.7%	19,635	20.5%	23,662	4.2%	24,667
Total turnover	601,999	10.1%	662,866	7.0%	709,338	(1.6%)	698,217
Costs and overheads:							
Raw materials, consumables and excise duty	(254,688)	9.0%	(277,699)	5.2%	(292,027)	(5.5%)	(275,941)
Other external charges	(155,383)	12.8%	(175,268)	11.4%	(195,169)	(4.7%)	(186,006)
Staff costs	(82,358)	10.6%	(91,061)	11.6%	(101,602)	10.5%	(112,231)
Depreciation on tangible fixed assets-owned	(42,161)	(4.0%)	(40,494)	7.8%	(43,637)	0.4%	(43,803)
Amortisation of goodwill	(8,265)	13.5%	(9,380)	1.6%	(9,530)	1.5%	(9,672)
Change in stocks of finished goods	(2,852)	(26.4%)	(2,098)	(322.3%)	4,664	(64.0%)	1,679
Total costs and overheads	(545,707)	9.2%	(596,000)	6.9%	(637,301)	(1.8%)	(625,974)
Operating profit before exceptional items	56,292	18.8%	66,866	7.7%	72,037	0.3%	72,243
Exceptional items	—	—	—	—	—	—	(5,779)
Operating profit	56,292	18.8%	66,866	7.7%	72,037	(7.7%)	66,464
Loss on disposal of fixed assets	(900)	96.4%	(1,768)	(32.0%)	(1,203)	166.2%	(3,202)
Profit on ordinary activities before interest and taxation	55,392	17.5%	65,098	8.8%	70,834	(10.7%)	63,262
Interest receivable and similar income	233	148.9%	580	(53.4%)	270	(7.0%)	251
Interest payable and similar charges	(563)	(34.6%)	(368)	78.3%	(656)	905.2%	(6,594)
Other net finance income/(charges)	600	(350%)	(1,500)	20.0%	(1,200)	—	(1,200)
Profit on ordinary activities before taxation	55,662	14.6%	63,810	8.5%	69,248	(19.5%)	55,719
Tax on profit on ordinary activities	(17,876)	23.0%	(21,983)	10.5%	(24,289)	(14.7%)	(20,729)
Profit on ordinary activities after taxation	37,786	10.7%	41,827	7.5%	44,959	(22.2%)	34,990
Equity minority interests	(352)	35.8%	(478)	(249%)	712	—	—
Profit for the financial period	37,434	10.5%	41,349	10.5%	45,671	(23.4%)	34,990
Dividends	(38,886)		(46,393)		(50,135)		(202,832)
Retained loss for the period	(1,452)		(5,044)		(4,464)		(167,842)

Note:

(1) Because Britvic splits its financial year into four-week segments, certain financial years, such as the year ended 3 October 2004, contain 53 weeks.

Financial year 2005 compared to financial year 2004

Overview

Financial year 2005 was characterised by an overall slow-down in the growth of the soft drinks industry in Great Britain, with combined volume growth in the take-home and licensed on-trade channels of approximately 1.1%[20] over the 2005 financial year, compared to a compound annual growth rate of approximately 2.7%[20] over the past four financial years. The growth in the industry was driven by increased volume in the stills market, which was partially offset by a decrease in volume in the carbonates market. Management believes the decrease in volume in the carbonates market was caused in part by a shift in consumer preferences towards "better for you" products.

Concurrently with this slow-down in the market, Britvic's major competitor, CCE, implemented a programme of aggressive pricing and marketing over the last quarter of calendar year 2004 and the first quarter of calendar year 2005 (quarters one and two of Britvic's financial year 2005), aimed at driving its sales. This period also coincided with the implementation of Releases Two and Three of Britvic's Business Transformation Programme, which required significant management resources and a reduction in promotional activity by Britvic over this period in order to facilitate the implementation of the new IT systems thereunder. In addition, certain initial system implementation problems associated with Release Three caused Britvic's customer service levels (and therefore sales volumes) to drop for approximately four to five months following its implementation in February 2005. These factors exacerbated the effects on Britvic's sales volume of the decline in the carbonates market and increased marketing activity by CCE. Britvic's sales volumes for the first half of financial year 2005 were therefore 1.8% lower than the corresponding period in financial year 2004 (after taking into account the adjustments described in the section entitled "Other key performance indicators — Unaudited adjusted financial information" below). However, despite ongoing service issues resulting from the Business Transformation Programme, Britvic's results recovered over the second half of financial year 2005, with sales volumes 1.8% ahead of sales in the same period in financial year 2004 (after taking into account the adjustments described in the section entitled "Other key performance indicators — Unaudited adjusted financial information" below).

Britvic's sales volume for the full financial year 2005 increased by 0.5% to 1,409 million litres[21], despite the additional week of trading included within Britvic's 2004 financial year. Taking into account the adjustments described in the section entitled "Other key performance indicators — Unaudited adjusted financial information" below, Britvic's sales volume remained broadly even, at 1,375.7 million litres[21] in financial year 2004, compared to 1,375.5 million litres[21] in financial year 2005. The increase in sales volume on an unadjusted basis was primarily attributable to significant growth in sales of J_2O and Fruit Shoot, and the sale of private label water for the first time in 2005. However, turnover per litre decreased by 2.2% from £0.506[22] in 2004 to £0.495[22] in 2005 as a result of the sale of private label water, which is a lower-price and lower-margin product. For a discussion of management's estimate as to the effect of the additional week of trading in financial year 2004 and the sale of private label water in financial year 2005 on Britvic's results, see the section entitled "Other key performance indicators — Unaudited adjusted financial information" below.

Turnover

Stills

Turnover attributable to stills increased by £7.2 million, or 2.3%, from £309.5 million in financial year 2004 to £316.7 million in financial year 2005 primarily as a result of increased sales of J_2O and Fruit Shoot and sales of private label water. J_2O and Fruit Shoot have experienced growth in each year since they were introduced to the market, backed by continued brand building through advertising and promotional support. These increases were partially offset by a reduction in the sale of squash, as retailers active in large pack own-label squash were able to gain market share through price reductions. Britvic intends during 2006 to move from PVC to PET packaging for large pack squash, allowing it to blow its own bottles and thereby reduce prices while maintaining its margins, and thus enabling it to compete more effectively. Turnover was also reduced by one of Britvic's major customers agreeing to collect products from Britvic's production facilities and distribute them through its own supply network in exchange for a price discount, an arrangement referred to as factory gate pricing.

Carbonates

Turnover attributable to carbonates decreased by £19.3 million, or 5.1%, from £376.2 million in financial year 2004 to £356.9 million in financial year 2005 primarily as a result of the decline in the carbonates market and the implementation problems associated with the Business Transformation Programme, as described above. The decrease was also caused by the additional week of trading contained within Britvic's 2004 financial year.

---

(20) Source: AC Nielsen.

(21) Source: Management accounts.

(22) Unaudited. Source: Management accounts.

Despite this decrease, each of Pepsi and Tango maintained its market share by retail sales value over the course of the year.

Costs and overheads

Costs and overheads decreased by £11.3 million, or 1.8%, from £637.3 million in financial year 2004 to £626.0 million in financial year 2005, against increased sales volumes of 0.5%.

Raw material costs

Britvic's raw material costs decreased by £16.1 million, or 5.5% from £292.0 million in financial year 2004 to £275.9 million in financial year 2005, and raw material costs as a percentage of turnover dropped from 41.2% to 39.5% over the same period. The reduction in raw material costs was caused primarily by Britvic's improved efficiency achieved through its increased in-house PET bottle blowing, the provision of water from its source in Huddersfield (instead of purchasing packaged water from Abbey Well) and the replacement of cardboard outer packaging materials on multipacks of cans with lower cost shrink wrap.

Other costs

Britvic's other costs have been broadly similar over the last two years, at £350.0 million in financial year 2005 compared to £345.3 million in financial year 2004. This is in part due to Britvic's continued focus on efficient cost control. Savings were also realised from lower staff bonus costs, a result of Britvic not achieving target profits before tax, a measure to which a significant proportion of staff bonuses are linked. These decreases were partially offset by inefficiencies in Britvic's supply chain and incremental costs incurred in connection with rectifying certain service related issues following implementation of the Business Transformation Programme. Britvic maintained its advertising and promotional costs in financial year 2005 broadly in line with the previous financial year.

Britvic was largely unaffected by increasing energy prices in financial year 2005 due to the fact that it had entered into a series of fixed price gas and electricity contracts which expired towards the end of the financial year. However, Britvic expects increased energy costs to reduce profit margins by approximately 0.5% in financial year 2006.[23]

Operating profit before exceptional items

Operating profit before exceptional items increased by £206,000, or 0.3%, from £72.0 million in financial year 2004 to £72.2 million in financial year 2005, as a result of the factors discussed above. Britvic's profit margin remained stable at 10.2% in financial year 2004 and 10.3% in financial year 2005 as a result of improved efficiencies, which offset reductions in sales of carbonates.

Exceptional items

Britvic has included in exceptional items for financial year 2005 one-off charges associated with certain refinancing and restructuring costs in advance of its IPO, as well as IPO fees, which in the aggregate total £5.8 million.

Loss on disposal of fixed assets

Britvic wrote off certain now-obsolete commercial assets in financial year 2005 which caused it to recognise an expense of £3.2 million.

Net interest expense

Britvic's net interest expense increased by £5.9 million, from £1.6 million in financial year 2004 to £7.5 million in financial year 2005 principally as a result of an increase in indebtedness in the amount of £219.0 million to finance the payment of a special dividend to the Existing Shareholders and a contribution to the pension fund. See the section entitled "Dividends and dividend policy" below.

Profit on ordinary activities before taxation

Profit on ordinary activities before taxation decreased by £13.5 million, or 19.5%, from £69.2 million in financial year 2004 to £55.7 million in financial year 2005 as a result of the factors discussed above.

Tax on profit on ordinary activities

Tax on profit on ordinary activities decreased by £3.6 million, or 14.7%, from £24.3 million in financial year 2004 to £20.7 million in financial year 2005 as a result of decreased taxable income over the period. However, Britvic's effective tax rate increased from 35.1% in financial year 2004 to 37.2% in financial year 2005 primarily

(23) Source: Management estimate.

as a result of increased disallowable expenses linked to exceptional costs and the correction of a minor prior year under-provision which correction was reflected in Britvic's 2005 results.

Profit for the financial year

Profit for the financial year reached £35.0 million in 2005, compared to £45.7 million in 2004, as a result of the factors discussed above. As a percentage of turnover, profit for the financial year was 5.0% in 2005 compared to 6.4% in 2004.

Dividends

Britvic declared an interim dividend of £13.8 million and a special dividend of £189.0 million in respect of the financial year ended 2 October 2005. See the section entitled "Dividends and dividend policy" below.

Financial year 2004 compared to financial year 2003

Overview

In 2003, Great Britain experienced one of its driest and warmest summers on record, with a number of high temperature records broken. Despite the return to more normal weather conditions in 2004, Britvic's sales volume increased by 4.4% to 1.4 billion litres[23] for the financial year. The increase was primarily attributable to growth in sales of Pepsi, 7UP, J_2O and Fruit Shoot. In addition, turnover per litre increased by 2.4% from £0.494[24] in financial year 2003 to £0.506[24] in financial year 2004, as a result of an increase in the volume of sales of premium products such as J_2O and Fruit Shoot. Sales volumes also increased as a result of the fact that financial year 2004 contained 53 weeks of trading, as compared to 52 weeks in financial year 2003. For management's estimate as to the effects of the unusually warm and dry summer of 2003 and the additional week of trading in financial year 2004 on Britvic's results, see the section entitled "Other key performance indicators — Unaudited adjusted financial information" below.

Turnover

Stills

Turnover attributable to stills increased by £33.8 million, or 12.2%, from £275.7 million in financial year 2003 to £309.5 million in financial year 2004, primarily as a result of increased sales of J_2O and Fruit Shoot. These two products have experienced growth in each year since they were introduced to the market, backed by continued brand building through advertising and promotional support.

Carbonates

Turnover attributable to carbonates increased by £8.7 million, or 2.4%, from £367.5 million in financial year 2003 to £376.2 million in financial year 2004, primarily as a result of increased sales of Pepsi and 7UP. In March 2004, Britvic signed a new 15 year Exclusive Bottling Appointment with PepsiCo until 31 December 2018 (with a five-year extension to 31 December 2023 on Admission), following which Britvic commenced a programme of increased advertising expenditure on the promotion of Pepsi products.

Costs and overheads

Costs and overheads increased by £41.3 million, or 6.9%, from £596.0 million in financial year 2003 to £637.3 million in financial year 2004, primarily as a result of increased sales volumes and increased investment in capacity, staff and other resources necessary to drive growth.

Raw material costs

Britvic's raw material costs increased by £14.3 million, or 5.2%, from £277.7 million in financial year 2003 to £292.0 million in financial year 2004. As a percentage of turnover, raw material costs decreased from 41.9% in financial year 2003 to 41.2% in financial year 2004. The increase in raw material costs was primarily caused by increased sales volumes and an increase in the price of certain fruit juices, including mango. Fruit juices increased in price significantly over the period due to high demand and a shortage of supply. These increases were partially offset by a decrease in the costs of production of PET packaging as a result of the new PET bottle blowing facilities recently installed at certain of Britvic's sites.

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(23) Source: Management accounts.

(24) Unaudited. Source: Management accounts.

Other costs

Depreciation costs increased 7.8% from £40.5 million in financial year 2003 to £43.6 million in financial year 2004 as a result of the establishment of a new production line at Rugby, further investments in infrastructure to expand capacity and the implementation of a new accounting policy, under which Britvic began to recognise depreciation costs in the month following the acquisition of a depreciable asset, as opposed to waiting until the following year, as was done in previous years. Staff costs increased 11.6% from £91.1 million in financial year 2003 to £101.6 million in financial year 2004 in connection with the implementation of the Business Transformation Programme (which required additional staffing to provide support whilst existing staffing resources assisted with implementation), increased marketing activities aimed at driving growth, the establishment and operation of new in-house PET bottle blowing capabilities, and increased costs in connection with the installation of new dispense equipment at JD Wetherspoon and Spirit Group pubs, after securing a contract with each of these customers.

Operating profit

Operating profit increased by £5.1 million, or 7.7%, from £66.9 million in 2003 to £72.0 million in financial year 2004, as a result of the factors discussed above. Britvic's profit margin increased slightly from 10.1% in financial year 2003 to 10.2% in financial year 2004 as a result of the increased volume of sales of premium products, as well as improved pricing of certain raw materials (primarily PET) through vertical integration. The effect of these improvements on Britvic's profit margin was partially offset by the increased staff costs and depreciation described above.

Loss on disposal of fixed assets

Britvic realised an expense of £1.8 million and £1.2 million in financial year 2003 and financial year 2004, respectively, principally in connection with the disposal of certain now-obsolete commercial assets.

Net interest expense

Britvic's net interest expense increased by £0.3 million from £1.3 million in financial year 2003 to £1.6 million in financial year 2004 as a result of an increase in the amount due in respect of Britvic's FRS 17 pension deficit.

Profit on ordinary activities before taxation

Profit on ordinary activities before taxation increased by £5.4 million, or 8.5%, from £63.8 million in financial year 2003 to £69.2 million in financial year 2004 as a result of the factors discussed above. As a percentage of turnover, profit on ordinary activities before taxation in financial year 2004 was 9.8% (2003: 9.6%).

Tax on profit on ordinary activities

Tax on profit on ordinary activities increased by £2.3 million, or 10.5%, from £22.0 million in financial year 2003 to £24.3 million in financial year 2004 as a result of increased taxable income over the period. Britvic's effective tax rate increased from 34.5% in financial year 2003 to 35.1% in financial year 2004 primarily as a result of the correction of a minor under-provision in financial year 2003, which correction was reflected in Britvic's 2004 results.

Equity minority interests

Equity minority interests accounted for an expense of £0.5 million in financial year 2003 compared to a gain of £0.7 million in financial year 2004. The expense in financial year 2003 reflects PepsiCo's 10% share in the profit of Britvic Holdings Limited for the full financial year ended 27 September 2003. The gain in financial year 2004 reflects PepsiCo's 10% share of the loss realised by Britvic Holdings Limited during the period from 27 September 2003 to 10 March 2004, the date on which PepsiCo exchanged its 10% ownership interest in Britvic Holdings Limited for a 5% ownership interest in Britannia. The loss realised by Britvic Holdings Limited over this period reflects the fact that the exchange was made after the winter period, but prior to Britvic's more profitable summer period, and was broadly in line with its results over this period in previous years.

Profit for the financial year

Profit for the financial year reached £45.7 million in 2004, compared to £41.3 million in 2003, as a result of the factors discussed above. As a percentage of turnover, profit for the financial year was 6.4% in 2004 compared to 6.2% in 2003.

Dividends

Britvic declared a dividend in respect of the year ended 3 October 2004 in the amount of £50.1 million. See the section entitled "Dividends and dividend policy" below.

Financial year 2003 compared to financial year 2002

Overview

The hot and dry summer of 2003 had a significant effect on Britvic's results when compared with its results in 2002. Over the period, sales volumes increased 7.4% to 1.3 billion litres[25] and turnover per litre increased by 2.7% from £0.481[26] to £0.494[26], as a result of an increase in the volume of sales of premium products, such as J_2O and Fruit Shoot. For management's estimate as to the effects of the unusually hot and dry summer of 2003 on Britvic's results, see the section entitled "Other key performance indicators — Unaudited adjusted financial information" below.

Turnover

Stills

Turnover attributable to stills increased by £48.0 million, or 21.1%, from £227.7 million in financial year 2002 to £275.7 million in financial year 2003, primarily as a result of increased sales of J_2O, Fruit Shoot and Robinsons. J_2O and Fruit Shoot have experienced growth in market share and turnover in each year since they were introduced to the market, and Robinsons continued to experience year on year growth in market share and turnover in 2003 as a result of the favourable weather conditions.

Carbonates

Turnover attributable to carbonates increased by £12.2 million, or 3.4%, from £355.3 million in financial year 2002 to £367.5 million in financial year 2003, primarily as a result of increased sales of Pepsi and Tango, which benefited from the favourable weather conditions in 2003 and, in the case of Tango, from a re-branding exercise undertaken by Britvic in that year.

Costs and overheads

Costs and overheads increased by £50.3 million, or 9.2%, from £545.7 million in financial year 2002 to £596.0 million in financial year 2003, primarily as a result of increased sales volume, leading to increased raw material and distribution costs.

Raw material costs

Britvic's raw material costs increased by £23.0 million, or 9.0%, from £254.7 million in financial year 2002 to £277.7 million in financial year 2003. As a percentage of turnover, raw material costs decreased from 42.3% in financial year 2002 to 41.9% in financial year 2003. The increase in raw material costs was primarily caused by the increase in sales volume described above, as well as a shift towards higher-cost and higher margin products, such as J_2O and Fruit Shoot. These cost increases were partially offset by the initial effects of implementing in-house PET bottle blowing capabilities at certain of Britvic's facilities, which is generally less expensive than purchasing all PET bottle requirements from third parties.

Other costs

Britvic's increase in costs and overheads was principally caused by increased staffing costs in respect of sales and promotional activities. It was also caused by increased advertising and promotional spending on existing brands and new product development in 2003, focusing on supporting the J_2O and Fruit Shoot brands, and launching Tango Strange Soda, which was ultimately withdrawn from the market.

Operating profit

Operating profit increased by £10.6 million, or 18.8%, from £56.3 million in financial year 2002 to £66.9 million in financial year 2003, as a result of the factors discussed above. Britvic's profit margin increased from 9.4% in financial year 2002 to 10.1% in financial year 2003 as a result of Britvic's ability to achieve increased volume without significant expansion of its asset base. In addition, increased advertising and promotional spending in financial year 2003, in conjunction with the beneficial weather conditions during the summer, were significant factors in Britvic's increased profitability over the period.

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(25) Source: Management accounts.

(26) Unaudited. Source: Management accounts.

Loss on disposal of fixed assets

Britvic realised an expense of £0.9 million and £1.8 million in financial year 2002 and financial year 2003, respectively, principally in connection with the disposal of certain now-obsolete commercial assets. The expense in financial year 2002 takes into account a profit of £1.6 million realised on the sale of a distribution depot in Scotland during the year.

Net interest expense

Britvic recognised net interest income in the amount of £0.3 million in financial year 2002 compared to net interest expense of £1.3 million in financial year 2003. The expense in financial year 2003 primarily relates to Britvic's FRS 17 pension deficit.

Profit on ordinary activities before taxation

Profit on ordinary activities before taxation increased by £8.1 million, or 14.6%, from £55.7 million in financial year 2002 to £63.8 million in financial year 2003 as a result of the factors discussed above. As a percentage of turnover, profit on ordinary activities before taxation was 9.6% in financial year 2003 compared to 9.2% in financial year 2002.

Tax on profit on ordinary activities

Tax on profit on ordinary activities increased by £4.1 million, or 23.0%, from £17.9 million in financial year 2002 to £22.0 million in financial year 2003 as a result of increased taxable income. Britvic's effective tax rate increased (notwithstanding a minor under-provision which was corrected in financial year 2004) from 32.1% in financial year 2002 to 34.5% in financial year 2003 mainly as a result of FRS 17 pension adjustments and an over-provision in respect of non deductible expenditure.

Equity minority interests

Expenses attributable to equity minority interests increased by £0.13 million, or 35.8%, from £0.35 million in financial year 2002 to £0.48 million in financial year 2003, which amounts reflect PepsiCo's 10% share in the profit of Britvic Holdings Limited over each period.

Profit for the financial year

Profit for the financial year reached £41.3 million in 2003, as compared to £37.4 million in 2002, as a result of the factors discussed above. As a percentage of turnover, profit for the financial year was 6.2% in 2003 compared to 6.2% in 2002.

Dividends

Britvic declared a dividend in respect of the year ended 27 September 2003 in the amount of £46.4 million. See the section entitled "Dividends and dividend policy" below.

Other key performance indicators

Brand contribution

Brand contribution is defined as net turnover less material costs and all other marginal costs that management considers to be directly attributable to the sale of a given product. Such costs include, *inter alia*, brand specific advertising and promotion costs, raw materials, and marginal production and distribution costs. Management uses brand contribution to analyse Britvic's financial performance, because it provides a measure of profitability at brand level. Brand contribution figures, broken down between carbonates, stills and international (but otherwise presented on an aggregated basis) are set out in Note 2 to the historical financial information in Part VIII: "Financial Information (UK GAAP)".

The following table sets out Britvic's brand contribution for the 2002-2005 financial years, broken down by carbonates, stills and international:

	Year ended 28 September 2002	Year ended 27 September 2003	Year ended 3 October 2004[1]	Year ended 2 October 2005
	(in thousands of pounds sterling)			
Stills	104,231	126,669	148,059	148,039
Carbonates	154,689	149,530	152,844	143,290
International (carbonates and stills)	4,072	5,341	5,722	5,956
Total brand contribution	262,992	281,540	306,625	297,285

Note:

(1) Because Britvic splits its financial year into four-week segments, certain financial years, such as the year ended 3 October 2004, contain 53 weeks.

The compound annual growth rate of brand contribution was 4.2% over the four years ended 2 October 2005, primarily driven by Britvic's stills portfolio. This reflects the overall growth in the stills market in Great Britain, and increased sales by Britvic of premium products including primarily J_2O and Fruit Shoot, which attract higher cash margins and increase overall brand contribution. The uneven trends in brand contribution attributable to carbonates reflect, between 2002 and 2004, primarily the varying degrees of advertising and promotional spend attributable to carbonates in each year. In financial year 2002, Britvic spent less on advertising and promotion than in other years which led to increased brand contribution attributable to carbonates. Over financial years 2003 and 2004, Britvic increased advertising and promotional spend, which brought Britvic's brand contribution attributable to carbonates to what management considers to be a normal level. Difficult trading conditions in financial year 2005, however, as described in the section entitled "Financial year 2005 compared to financial year 2004" above, have led to lower brand contribution levels for carbonates in that financial year, against advertising and promotional spend which was broadly in line with the prior financial year.

Unaudited adjusted financial information

Britvic's management believes that in order to assist investors in their understanding of the Group's results over the four-year period ended 2 October 2005, three events in particular should be brought to their attention. Management believes that the unusually hot and dry summer of 2003, the 53rd week contained within the 2004 financial year and the sales attributable to Britvic's private label water business that was discontinued in 2005 should be disregarded when reviewing the Group's financial results due to their unrepresentative and one-off nature.

Effect of summer 2003

As previously discussed, the summer of 2003 was unusually hot and dry in Great Britain, breaking a number of high temperature records. Management estimates that the impact of this unusually hot and dry weather was an increase in volume of approximately 25 million litres[27], an increase in turnover of approximately £12.0 million[27] and an increase in brand contribution of approximately £5.2 million[27].

Management's estimates were calculated based on the difference between actual and forecast volumes for the summer period, and these were allocated between stills and carbonates on a pro rata basis according to total volumes sold in financial year 2003.

Effect of 53-week financial year in 2004

Britvic splits its financial year into 13 periods, ordinarily made up of four-week segments. However, certain financial years, such as the year ended 3 October 2004, contain 53 weeks and thus require a 5 week final period. Management estimates that the additional week of trading in financial year 2004 was responsible for an increase in volume of approximately 26.1 million litres[27], generating an increase in turnover of approximately £13.6 million[27] and an increase in brand contribution of approximately £6.9 million[27].

These management estimates were calculated by taking one-fifth of the volumes, revenues and all other marginal costs that management considers to be directly attributable to the sale of the Group's products for the final trading period of the 2004 financial year, and then allocating such amounts between stills and carbonates according to their respective volumes, turnover and brand contributions in that year.

Effect of private label water in 2005

Following the acquisition of the water business of Benjamin Shaws & Sons Limited in August 2004, Britvic inherited certain legacy contracts for the delivery of private label water. Having satisfied these contracts, Britvic discontinued its private label water business in October 2005, and intends to produce only branded water in the future. The sales of private label water in financial year 2005 accounted for approximately 33.7 million litres, £2.4 million in turnover[27] and £0.5 million of brand contribution[27].

EBITA and EBITDA

In addition to turnover, operating profit, profit on ordinary activities before taxation and the other UK GAAP measures discussed above, Britvic's management focuses on each of EBITA and EBITDA as a key measure to evaluate Britvic's performance. EBITA and EBITDA are non-GAAP financial measures which are unaudited. EBITA is calculated by adjusting profit before income and tax by adding back amortisation charges. EBITDA is calculated by adjusting profit before income and tax by adding back amortisation, depreciation and loss on disposal of fixed assets. Each of EBITA and EBITDA serves as an additional indicator of Britvic's operating performance and not as a replacement for measures such as cash flows from operating activities and operating profit as defined and required under UK GAAP. Management believes that each of EBITA and EBITDA is a measure commonly used by analysts and investors in Britvic's industry. Accordingly, this information has been

(27) Unaudited. Source: Management estimate.

disclosed to permit a more complete analysis of Britvic's operating performance. EBITA and EBITDA, as calculated here, may not be comparable to similarly titled measures reported by other companies.

The table below provides a reconciliation of EBITA and EBITDA to profit before income and tax.

	Year ended 28 September 2002	Year ended 27 September 2003	Year ended 3 October 2004	Year ended 2 October 2005
	£000	*£000*	*£000*	*£000*
Profit before interest and tax	55,392	65,098	70,834	63,262
Amortisation	8,265	9,380	9,530	9,672
EBITA	63,657	74,478	80,364	72,934
Depreciation	42,161	40,494	43,637	43,803
Loss on disposal of fixed assets	900	1,768	1,203	3,202
EBITDA	106,718	116,740	125,204	119,939

The compound annual growth rates of Britvic's EBITA and EBITDA over the past four financial years were 4.6% and 4.0% respectively, which management believes demonstrates Britvic's ability to drive profitability ahead of revenue growth. Britvic has been able to achieve this improved profitability by leveraging its infrastructure and asset base, and continuing to improve operating efficiency.

Adjusted EBITA

Management believes that presentation of EBITA adjusted to reflect the events or circumstances referred to in the section entitled "Other key performance indicators — Unaudited adjusted financial information" above may provide relevant guidance to investors as to the performance of Britvic's business between 2002 and 2005. Management estimates that the effect of the 2003 summer increased EBITA in financial year 2003 by £5.2 million[28]. For financial year 2004, the effect of the 53rd week is estimated to have increased EBITA by £3.1 million[28] and, in financial year 2005, sales of private label water are estimated to have increased EBITA by £0.5 million[28]. For financial years 2003 and 2005, the adjustments to EBITA are the same as the adjustment made to brand contribution (and have been calculated on the same basis). The adjustment for financial year 2004 differs from the brand contribution adjustment as management has, in addition to the marginal costs allocated to derive brand contribution, allocated (on the same basis as the allocations were made to derive brand contribution) staff and other overhead costs which are not directly attributable to the sale of products. EBITA for financial year 2005 was also impacted by exceptional costs of £5.8 million.

Liquidity and Capital Resources

Historically, Britvic's principal use of cash has been for capital expenditure (to fund the development, marketing and distribution of new products) to fund working capital requirements and ultimately to pay dividends to its shareholders. Britvic has traditionally funded its cash requirements with cash flows from operating activities as well as borrowings. The following table provides a summary of Britvic's consolidated cash flows for each of the past four financial years:

Consolidated statements of cash flows

	Year ended 28 September 2002	Year ended 27 September 2003	Year ended 3 October 2004	Year ended 2 October 2005
	£000	*£000*	*£000*	*£000*
Net cash inflow from operating activities	110,150	128,245	130,088	74,771
Net cash outflow from returns on investments and servicing of finance	(905)	(183)	(686)	(4,813)
Net cash outflow from capital expenditure and financial investment	(31,184)	(54,303)	(64,810)	(51,693)
Net cash outflow from acquisitions and disposals	(4,300)	—	—	(4,251)
Equity dividends paid	(24,770)	(42,767)	(48,058)	(236,015)
Net cash (outflow)/inflow from financing	(23,042)	(4,110)	(144)	233,166
Increase in cash	5,403	4,383	(6,298)	(7,617)

(28) Unaudited. Source: Management accounts.

Net cash provided by operating activities

Britvic's primary source of cash flow is funds provided by operating activities. In financial year 2005, net cash provided by operating activities amounted to £74.8 million, compared to £130.1 million in financial year 2004, £128.2 million in financial year 2003 and £110.2 million in financial year 2002. The decrease in financial year 2005 reflects Britvic's reduction in operating profit, primarily due to the existence of exceptional operating expenses (as described in the section entitled "Financial year 2005 compared to financial year 2004" above), the special pension contribution of £30m as described in paragraph 8 of Part XIV: "Pensions" and an increase in outflow from working capital, primarily due to an increase in debtors and stocks.

The increase in 2004 mainly reflects an increase in creditors, which was partially off-set by an increase in debtors and stocks. The increase in creditors, debtors and stocks was caused by the financial year-end for 2004 falling after the September month-end. The increase in cash provided by operating activities reflects increased operating profit and the fact that the 2004 financial year contained 53 weeks, allowing for an extra week of trading.

The increase in cash provided by operating activities in financial year 2003 compared to financial year 2002 mainly reflects a significant increase in creditors and an increase in operating profit, which were partially off-set by an increase in debtors. Each of the movements in financial year 2003 was primarily caused by the significant increase in trading over that year.

Net cash outflow from returns on investments and servicing of finance

Cash outflow from returns on investment and servicing of finance was £4.8 million in financial year 2005, compared to £0.7 million in financial year 2004, £0.2 million in financial year 2003 and £0.9 million in financial year 2002. Prior to 2005, Britvic has had only limited indebtedness. The increase in cash outflow in financial year 2005 reflects Britvic's significantly increased debt position, resulting from Britvic's decision to draw down £219.0 million under its credit facilities in order to fund a £189.0 million special dividend to the Existing Shareholders and a £30.0 million special contribution to the pension fund.

Net cash outflow for capital expenditure and financial investment

Investment in fixed assets in financial year 2005 amounted to £51.8 million, which amount included the remaining portion of the expenditure in respect of the Business Transformation Programme, the project by which Britvic's IT system was upgraded through the implementation of SAP and Siebel. This amount also included investment in a new glass production line in Huddersfield, as well as ongoing investment in IT, supply chain and other commercial assets. These investments were partially offset by £0.1 million of proceeds from the sale of fixed assets.

Investment in fixed assets in financial year 2004 amounted to £65.0 million. This amount included the majority of the expenditure in respect of the Business Transformation Programme. Britvic also invested in the creation of additional production capacity, particularly to accommodate the volume growth of J_2O, which included the installation of new production lines as well as equipment used to increase the rate of production on existing lines. Britvic invested in vertical integration through the completion of the installation of two 500 ml PET bottle blowing facilities at its Rugby manufacturing plant, such installation having commenced in 2003. These investments were partially off-set by £0.2 million of proceeds from the sale of fixed assets.

Investments in fixed assets in financial year 2003 amounted to £54.4 million, a significant proportion of which was related to the establishment of PET bottle blowing facilities at Britvic's other sites, and the establishment of new production lines for J_2O and Fruit Shoot. Britvic also maintained its ongoing investment in IT, supply chain and other commercial assets, and commenced investment in the Business Transformation Programme. The cash outflow from these investments was partially offset by £0.1 million of proceeds from the sale of fixed assets.

Investment in fixed assets in financial year 2002 amounted to £36.9 million, primarily in relation to the establishment of a PET bottle blowing facility at Beckton, as well as an increase in capacity to manufacture Fruit Shoot. These investments were partially off-set by £5.7 million of proceeds from the sale of fixed assets realised from the disposal of a distribution depot in Scotland.

Net cash outflow from acquisitions and disposals

Net cash outflow from acquisitions and disposals amounted to £4.3 million in financial year 2002 as a result of the acquisition of the rights to the Red Devil brand in the United Kingdom and Ireland. Britvic did not engage in any acquisitions or disposals in financial years 2003 or 2004. In financial year 2005, Britvic acquired the water business of Benjamin Shaws & Sons Limited which resulted in a net cash outflow of £4.3 million.

Equity dividends paid

Equity dividends paid amounted to £236.0 million in financial year 2005 (which amount includes a special dividend paid to shareholders in the amount of £189.0 million in May 2005), compared to £48.1 million in 2004, £42.8 million in 2003 and £24.8 million in 2002. See the section entitled "Dividends and dividend policy" below.

Net cash (outflow)/inflow from financing activities

Net cash from financing activities amounted to an inflow of £233.2 million in financial year 2005, compared to outflows of £0.14 million in financial year 2004, £4.1 million in financial year 2003 and £23.0 million in financial year 2002. The balance of Britvic's loans outstanding was £236.0 million as of 2 October 2005, £2.8 million as of 3 October 2004, £2.8 million as of 27 September 2003 and £9.0 million as of 28 September 2002. For a discussion of Britvic's indebtedness, see the section entitled "Future liquidity, financing arrangements and commitments — Borrowings and capital funding" below.

Dividends and dividend policy

Past dividends

Prior to 2002, Britvic's dividend policy was to pay an annual dividend of 33% of annual distributable profits. One-third of this dividend would be paid in July of the relevant financial year with the remainder being paid in February of the following year.

On 17 June 2002, Britvic amended its dividend policy to pay 100% of its annual distributable profits as a dividend in the manner described above. Dividends in respect of the years ended 2002, 2003 and 2004 were determined under this policy.

In 2005, a special dividend of £189.0 million was paid on 11 May 2005 and an interim dividend of £13.8 million was paid on 16 September 2005. No final dividend for 2005 had been declared as of 2 October 2005.

The following table sets out dividends declared by Britvic in respect of each of the financial years in the four year period ended 2 October 2005:

Year Dividend Declared	Amount of Dividend	Dividend per Share[1]
	(£ million)	*(£)*
2002	38.9	3.3
2003	46.4	4.0
2004	50.1	4.2
2005	202.8	16.5

Notes:

(1) Based on average number of shares in issue over the relevant financial year. Britvic had an average of 11,660,000 shares in issue in financial years 2002 and 2003, an average of 11,993,000 shares in issue in 2004 and an average of 12,273,282 shares in issue in 2005.

(2) Based on the issued share capital of Britvic being 214,782,435 Ordinary Shares as at the date of this document, the historical dividend per share in respect of each of the financial years in the four year period ended 2 October 2005 was: 2005 — £0.94; 2004 — £0.23; 2003 — £0.22; and 2002 — £0.18.

(3) Dividends may be declared in respect of certain financial years, but paid in subsequent financial years.

The Directors intend to pay a special dividend of £98.5 million to the Existing Shareholders on or around 29 November 2005.

Dividend policy

The Directors intend to adopt a progressive dividend policy effective on Admission which reflects the long-term earnings and cash flow potential of the Group, while maintaining an appropriate level of dividend cover.

The Directors intend to recommend a dividend payment of not less than 45% of profits after tax for the financial year 2006. This dividend is expected to be paid in two instalments, with an interim dividend of approximately one-third of the total payable in July 2006 and a final dividend of approximately two-thirds of the total payable in February 2007.

Thereafter the Directors intend to recommend, on an on-going basis, an interim and final dividend in respect of each financial year, in each case in the approximate ratio of one-third (interim) to two-thirds (final). The Company may revisit its dividend policy from time to time.

Future liquidity, financing arrangements and commitments

Working Capital

Britvic's working capital is normally low because of the rapid turnover of inventory into cash. Working capital requirements in 2005, 2004, 2003 and 2002 were fully funded by cash provided by operating activities and existing borrowing facilities. Britvic is of the opinion that, taking into account available bank facilities, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

Borrowings and capital funding

As of 21 November 2005 the Group had the following credit facilities in place from which to source funds in the future:

- a £10 million on-demand facility entered into by Britvic Soft Drinks Limited on 5 May 2005 with HSBC Bank plc (**"HSBC"**), which carries interest at such rate as specified by HSBC (including a margin of 0.35% per annum) for such loan under the facility. The facility may be withdrawn by HSBC at any time and is due for review in April 2006. As at 18 November 2005, £10.0 million had been drawn down under this facility;
- a £10 million on-demand facility entered into by Britvic Soft Drinks Limited on 5 May 2005 with Barclays Bank PLC (**"Barclays"**). Interest payable under the facility includes a margin of 0.30% per annum, the cost of funding to Barclays (as determined by Barclays and dependent on the London financial market) and mandatory costs imposed by the Bank of England or any other relevant regulatory authority. The facility matures on 26 March 2006. As at 18 November 2005, no amount had been drawn down under this facility;
- a £20 million overdraft facility entered into by, *inter alia,* Britannia and certain other members of the Group on 26 July 2005 with The Royal Bank of Scotland plc acting as agent for National Westminster Bank plc (**"NatWest"**) which carries interest at 1% per annum above NatWest's sterling loan rate. The facility may be withdrawn by NatWest at any time and is subject to annual review. As at 18 November 2005, £0.6 million was outstanding under this facility;
- a £10 million uncommitted money market facility made available to Britannia and Britvic Soft Drinks Limited pursuant to a facility letter entered into on 26 September 2005 with Lloyds TSB Bank Plc (**"Lloyds"**) which carries interest at a rate quoted by Lloyds (including a margin of 0.35% per annum) and which matures on 31 May 2006. As at 18 November 2005, £4.2 million had been drawndown under the facility; and
- a multi-currency revolving loan facilities agreement entered into by, *inter alia,* Britannia on 6 May 2005 with *inter alia,* Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Fortis Bank S.A./N.V. London Branch, The Governor and Company of the Bank of Ireland, Barclays and HSBC, and consisting of: (i) a multi-currency revolving loan facility in an aggregate amount equal to £300,000,000, referred to as Facility A; and (ii) a multi-currency revolving loan facility with an extension option and a term-out option in an aggregate amount of £150,000,000, referred to as Facility B. The availability of Facility B is conditional on Britvic acceding to the facilities agreement as a borrower and guarantor, which it did on 24 November 2005. Under the terms of the facilities agreement, all amounts borrowed under Facility A are to be used for general corporate purposes. All amounts borrowed under Facility B are to be used towards either refinancing drawings made under Facility A or to fund any additional return of capital. The first drawing under Facility B must be applied towards funding any return of capital.

  The applicable rate of interest is the aggregate of LIBOR, or in relation to any loan in euros, EURIBOR, plus a margin based on the Group's net debt to EBITDA ratio, plus mandatory costs, if any, incurred by the lenders to compensate them for compliance with regulatory requirements. Interest is payable on the last day of each selected interest period (determined in accordance with the terms of the facilities agreement).

  The margin payable on Facility A and B varies in accordance with the Group's ratio of net debt to EBITDA. If the Group's ratio of net debt to EBITDA is less than one to one, a margin of 0.375% per annum shall be applied to each loan, or a higher margin of 0.625% is applicable if the ratio is greater than three to one.

  Britvic will be required to repay all outstanding amounts under Facility A by no later than 6 May 2010. The first draw-down under Facility B will be used to pay a special dividend of £98.5 million on 29 November 2005 and Britvic will then make a further drawdown of £51.5 million. As Britvic exercised the term-out option on 24 November 2005 to convert Facility B into a term loan, such amounts will be repayable by Britvic no later than 6 May 2010.

  The facility agreement includes certain financial covenants that require Britvic to ensure that certain financial ratios or other financial tests are complied with. The covenants include a ratio of EBITDA to net interest payable for any relevant period of not less than three to one and a ratio of net borrowings as at the last day of each relevant period to EBITDA for that relevant period of not more than 3.5 to 1. The facilities agreement places further restrictions on Britvic and its subsidiaries with regards to their ability, *inter alia,* to grant security over or dispose of certain assets, incur further indebtedness, change the general nature of the business of the Group or make certain acquisitions. A violation of any of these provisions may in certain circumstances constitute an event of default under the facilities agreement.

The facilities are guaranteed irrevocably and unconditionally, jointly and severally, by Britannia, Britvic Soft Drinks Limited and Robinsons Soft Drinks Limited, all of which are wholly-owned subsidiaries of the Company, which (following its accession on 24 November 2005) is also a guarantor. The guarantors together account for more than 70% of the Group's consolidated total net assets. Britvic is required to ensure that the EBITDA of the guarantors (calculated on an unconsolidated basis) together accounts for at least 70% of the EBITDA of the Group.

As at 18 November 2005, the total amount outstanding under Facility A was £230.0 million and the total amount outstanding under Facility B was nil. The facility agreement is described in further detail in paragraph 11 of Part XIV: "Banking Facilities".

In May 1987, Britvic Holdings Limited issued approximately £4.8 million subordinated non-interest bearing loan stock to PepsiCo Holdings Ltd pursuant to its £43.5 million subordinated non-interest bearing loan stock programme. An amount of £2 million loan stock has been repaid in three tranches (the last repayment being made in December 1993) by Britvic Holdings Limited, leaving PepsiCo Holdings Ltd with a revised holding of approximately £2.8 million. It is envisaged that this loan stock will be fully repaid at the end of November 2005.

The Group's borrowing levels are cyclical in nature, and normally track the seasonality of its business, with peak borrowing levels normally existing around the busier Christmas and summer periods. Borrowing levels may be affected by the payment of dividends as well, since Britvic may draw down under its credit facilities to fund dividend payments. In financial year 2005, the Group's peak borrowings amounted to £308 million, which amount was significantly higher than in previous years due to the need to fund a special dividend to shareholders and a one-off contribution to the pension scheme. In financial years 2002, 2003 and 2004, the Group's peak borrowings amounted to £32 million, £33 million and £45 million, respectively. Britvic's management estimates the swing between its lowest and highest period-end level of indebtedness over the course of a given year will be approximately £70 million.[29]

The pro forma net indebtedness of the Group as at 2 October 2005 will be £319.9 million (taking into account the dividend of £98.5 million to be paid on 29 November 2005, to be funded, as described above, by further drawdowns of £150 million on the Group's existing bank facilities). For a description of Britvic's actual indebtedness as at 2 October 2005, see the section entitled "Capitalisation and indebtedness statement" below.

Capital Expenditure

Britvic's business is capital-intensive and requires significant capital expenditure, primarily in the areas of production equipment, distribution infrastructure and cooling and dispensing equipment. Between 2002 and 2005, Britvic's level of capital expenditure has remained above depreciation, reflecting the continued investment in the growth of Britvic. The amount of capital expenditure has varied from year to year, depending on the nature of assets being installed, upgraded or replaced.

The table below sets out Britvic's capital expenditure for financial years 2002-2005[30].

	Year ended 28 September 2002	Year ended 27 September 2003	Year ended 3 October 2004	Year ended 2 October 2005
	£million	*£million*	*£million*	*£million*
Major productivity and capacity projects	6.5	19.3	18.8	11.1
Other supply chain	6.2	12.0	11.5	8.2
Business transformation	—	5.6	14.2	6.2
Commercial assets	18.9	14.4	15.7	11.9
IT and other	4.7	4.9	8.3	9.5
Disposal proceeds and working capital movements	(5.1)	(1.9)	(3.7)	4.8
Total	31.2	54.3	64.8	51.7

(29) Source: Management estimate.

(30) Unaudited. Source: Management accounts.

In financial year 2006, management plans to spend approximately £50-55 million with respect to various fixed assets, including the expansion of capacity for J_2O, Fruit Shoot and water. Management expects to source this amount from its existing credit facilities and from the cash provided by its operating activities.

Contractual Obligations and Commercial Commitments

Britvic has placed contracts for future capital expenditure not provided for in the financial statements at 2 October 2005 of £3.3 million[31].

Off-balance sheet arrangements

In accordance with UK GAAP, Britvic's foreign exchange contracts are recorded off balance sheet. See the section entitled "Quantitative and qualitative discussion of market risk" below.

Quantitative and qualitative discussion of market risk

Foreign currency risk

Britvic is exposed to currency fluctuations through the purchase of raw materials from non-UK suppliers. Britvic's treasury policy with respect to foreign currency risk aims to manage transaction exposure (the cash impact of movements in exchange rates) and translation exposure (the impact on financial statements of exchange rate movements). Accordingly, Britvic's policy has historically been to enter into foreign exchange contracts in respect of 100% of committed currency exposures and approximately 75% of uncommitted currency exposures. From financial year 2006, however, the Directors intend to enter into a phased currency hedging strategy for uncommitted expenditure in financial year 2007 with contracts covering 90% of the forecast exposure over the following three months, 80% for three to six months, 70% for six to nine months and 60% for nine to twelve months. However, Britvic will continue to enter into foreign exchange contracts in respect of 100% of committed currency exposure.

Britvic's exposure to movements in the price of sugar is hedged in the same way, since the price of sugar is determined by reference to the pounds sterling-euro exchange rate.

As at 2 October 2005, Britvic has entered into 89 foreign exchange forward contracts amounting to £32 million in relation to the financial year ending 1 October 2006 which have maturity dates between 3 October 2005 and 31 August 2006.

Interest rate risk

Britvic's primary aim with respect to interest rate risk is to ensure adverse interest rate movements do not impair Britvic's ability to meet the financial covenants contained in its long-term borrowing facilities. A secondary aim is to minimise interest cost to Britvic, and reduce interest rate volatility. It is Britvic's policy to hedge between 25% and 75% of its net debt, and hedges will be put in place in respect of interest payable under its various credit facilities discussed in the section entitled "Future liquidity, financing arrangements and commitments — Borrowings and capital funding" above.

For a description of Britvic's foreign currency and interest rate profile, see Note 20 to the Financial Information contained in Part VIII: "Financial Information (UK GAAP)".

Critical accounting policies

The discussion and analysis of Britvic's financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with UK GAAP. The preparation of these financial statements requires Britvic's management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about, among other things, the carrying value of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies reflect the more significant judgements and estimates used in the preparation of Britvic's UK GAAP consolidated financial statements.

Promotional and long-term discounts

Britvic's turnover is stated net of promotional and long-term discounts. Promotional discounts are provided to customers on specific products for a limited time. The amounts recorded as an offset against turnover are based

---

(31) Unaudited. Source: Management accounts.

on management's best estimate of how well any particular product will trade. In connection with establishing promotional discounts, management must make a judgment as to the value of the promotion, and what volumes the promotion is likely to generate. Overriders, or long-term discounts, are negotiated discounts in customer supply contracts that generally provide for reduced prices to the customer if the customer meets specified sales targets. Overriders are generally paid by Britvic in arrears, either monthly, quarterly or annually. Normally, at the end of the relevant period, Britvic assesses the likelihood that the prescribed annual sales volumes have been met by a given customer, and records an offset against turnover to reflect the expected amount to be rebated to the customer.

Pension benefits

The determination of Britvic's obligation and expense for pension benefits is dependent on its selection of certain assumptions used by independent actuarial advisers in calculating such amounts. Those assumptions are described in note 27 to the Accountant's Report on Britvic and include price inflation, the discount rate and rates of increase in pensions and compensation. Management is guided in selecting its assumptions by its independent actuarial advisers and, while management believes that its assumptions are appropriate, significant differences in Britvic's actual experience or significant changes in management's assumptions may materially affect Britvic's pension obligations and its future pensions expense. For the financial year 2005, Britvic adopted FRS 17 as the accounting standard under which to account for its pensions. In order to aid a year-on-year comparison of Britvic's results of operations, its financial statements for the past three years have been re-stated to reflect the effect of FRS 17. See the paragraph entitled "Recent accounting pronouncements — Change in pension accounting policy from SSAP 24 to FRS 17" below.

Valuation and depreciation of tangible fixed assets

Tangible fixed assets are written-off in equal instalments calculated from their estimated residual value and their expected useful economic lives. This policy is reviewed on a regular basis to ensure that the expected life of a given asset remains appropriate. Many of the commercial assets owned by Britvic, such as dispense equipment and vending machines, are capitalised and depreciated over a 10-year period, while chillers are depreciated over a 5-year period. Costs associated with the installation of dispense equipment are capitalised and depreciated over an 8-year period. However, these commercial assets are held by entities other than Britvic, such as pubs, bars, shops and restaurants, and it is therefore difficult for Britvic to make judgments as to the remaining useful life, or even the residual value, of these assets.

New Product Development Costs

Costs for new product development have historically been expensed so as not to carry them on the balance sheet. Accordingly, when new products are launched, the expenses associated with such launch are reflected in Britvic's income statement.

Recent accounting pronouncements

Change in pension accounting policy from SSAP 24 to FRS 17

Historically, in common with all UK companies, Britannia has accounted for its pension costs under SSAP 24 in its audited consolidated financial statements. A replacement accounting standard, FRS17, was issued in November 2000, and was expected to replace SSAP 24 after a transitional period during which FRS17 disclosure in the notes to the accounts was required. However, all UK listed companies are now required to account for pension costs in line with the International Accounting Standard IAS19 for accounting periods beginning on or after 1 January 2005. IAS19 has been revised to include an option for companies to account in line with an FRS17 style approach, which Britannia's management implemented for the financial year ended 2 October 2005 in the financial information in Part IX: "Financial Information (IFRS)". Britannia has implemented FRS 17 for the financial year ended 2 October 2005 and restated its financial statements for the financial years ended 3 October 2004, 27 September 2003 and 28 September 2002 to reflect the effects of FRS 17 in Part VIII: "Financial Information (UK GAAP)". A discussion of the principal characteristics of SSAP 24 and FRS 17 follows.

SSAP 24 is a profit and loss account based treatment, whereby gains and losses on pension assets and liabilities (i.e. where experience differs from the actuarial assumptions made) are deferred and amortised through the profit and loss account over the remaining service lives of employees. There is no standard valuation methodology for the assets and liabilities, but the value of assets is usually determined by actuarial techniques based upon the expected return on the mix of scheme assets, rather than a market value. Both past service liabilities and future service cost are also determined using actuarial techniques and are discounted at essentially the same expected return as used in determining the value of assets. The balance sheet figures presented under SSAP 24 do not reflect the level of funding in the pension plan but are timing differences between the cost recognised under SSAP 24 and the cash contributions payable to the pension plan.

FRS 17 is principally a balance sheet approach. It requires that the pension funding level be shown directly on the balance sheet. Pension plan assets are taken into account at market value and liabilities are valued by discounting future benefit payments in line with the return on a suitable AA-rated corporate bond. The net deficit or surplus is recognised as a separate item on the balance sheet, net of deferred tax. The future service cost is charged to operating profit. The expected return on the pension plan's assets less the cost of interest on the accrued pension liabilities is credited/charged to other net finance income/charges. Actuarial gains and losses are recognised on the statement of total recognised gains and losses; they are not recycled through the profit and loss account.

Current trading and prospects

Britvic's turnover for the first four weeks of financial year 2006 was in line with management's expectations. The Directors are confident about Britvic's prospects for the current financial year and believe Britvic is well placed to continue to develop its business in line with its strategy. See the paragraph entitled "Strategy for growth" in Part IV.

Effect of Global Offer and Capital Restructuring on assets, liabilities and earnings of the Group

The pro forma balance sheet in Part X: "Pro forma financial information" presents, for illustrative purposes only, how the Global Offer and Capital Restructuring might have affected the Group's assets and liabilities if they had been completed as at 2 October 2005.

In terms of the Group's earnings, management estimates that, as a result of Britvic becoming a listed company, it will incur certain one-off fees and expenses of approximately £4.8 million (of which £2.2 million was accrued and recognised in Britvic's profit and loss account for the financial year ended 2 October 2005), as well as additional on-going expenses of approximately £2.5 million per year. In addition, the special dividend of £98.5 million to be paid to the Existing Shareholders as part of the Capital Restructuring will be funded by a further draw down on the existing multi-currency revolving loan facility and the Group's net interest expense will therefore be increased. Save for the above, the Global Offer and Capital Restructuring will have no material effect on the Group's earnings.

Capitalisation and Indebtedness Statement

The following table shows the capitalisation and indebtedness of the Group based on IFRS as at 2 October 2005.

	As at 2 October 2005
	£000
Current debt	
Guaranteed	—
Secured[1]	—
Unguaranteed/unsecured	13,904
Other unsecured[2]	2,833
Total current debt	16,737
Non-current debt (excluding current portion of long term debt)	
Guaranteed[3][4]/unsecured	220,000
Secured	—
Unguaranteed/unsecured	—
Total non-current debt	220,000
Shareholders' equity	
Share capital	12,274
Share premium reserve	25,386
Share option reserve	810
Other reserves	7,085
Total shareholders' equity	45,555
Total capitalisation and indebtedness	282,292

Notes:

(1) As further described in the paragraph entitled "Pensions — BETUS" above, the unfunded liabilities under BETUS are secured over the Group's depot at Centurion Park, Tamworth. However, none of Britvic's indebtedness is secured.

(2) Other unsecured current debt refers to the subordinated non-interest bearing loan stock which the Group issued to PepsiCo Holdings Ltd in May 1987. See the section entitled "Future liquidity, financing arrangements and commitments" above.

(3) The Group's non-current debt is guaranteed irrevocably and unconditionally, jointly and severally, by Britannia, Britvic Soft Drinks Limited and Robinsons Soft Drinks Limited, all of which are wholly owned subsidiaries of Britvic, which (following its accession on 24 November 2005) is also a guarantor.

(4) Amount does not include a participation fee of £0.7 million. In connection with the establishment of the Group's £450 million 5-year multi-currency borrowing facility described in the section entitled "Future liquidity, financing arrangements and commitments" above, each of the 6 lenders under such facility has charged a fee based on its individual participation levels within the facility. This fee was paid in full on 11 May 2005. The amount has been capitalised and is being amortised over the next 5 years in line with the life of the facility.

The following table shows the net indebtedness of the Group based on IFRS as at 2 October 2005.

	As at 2 October 2005
	£000
Liquidity	
Cash	19,390
Cash equivalents	—
Trading securities	—
Total liquidity	19,390
Current financial debt	
Current bank debt[1]	13,904
Current portion of non-current debt	—
Other current financial debt	—
Other unsecured current debt[2]	2,833
Total current financial debt	16,737
Excess of total liquidity over total current financial debt[3]	2,653
Non-current financial indebtedness	
Non-current bank loans[4]	220,000
Bonds issued	—
Other non-current loans	—
Total non-current financial indebtedness	220,000
Net financial indebtedness[5]	217,347

Notes:

(1) Current bank debt includes two on-demand and uncommitted overdraft facilities.

(2) Other unsecured current debt refers to the subordinated non-interest bearing loan stock which the Group issued to PepsiCo Holdings Ltd in May 1987. See the section entitled "Future liquidity, financing arrangements and commitments" above.

(3) Current financial debt less liquidity.

(4) Amount does not include a participation fee of £0.7 million. In connection with the establishment of the Group's £450 million 5-year multi-currency borrowing facility described in the section entitled "Future liquidity, financing arrangements and commitments" above, each of the 6 lenders under such facility has charged a fee based on its individual participation levels within the facility. This fee was paid in full on 11 May 2005. The amount has been capitalised and is being amortised over the next 5 years in line with the life of the facility.

(5) Total non-current financial indebtedness less excess of total liquidity over total current financial debt.

Britvic had no material contingent liabilities or indirect indebtedness as at 2 October 2005.



Ernst & Young LLP
1 More London Place
London SE1 2AF

The Directors,
Britvic plc
Britvic House
Broomfield Road
Chelmsford
Essex
CM1 1TU

25 November 2005

Dear Sirs

Britannia Soft Drinks Limited and its subsidiaries

We report on the special purpose restated consolidated financial information set out on pages 82 to 108. This financial information has been prepared for inclusion in the prospectus dated 25 November 2005 of Britvic plc on the basis of the accounting policies set out in note 1 to the financial information. This report is required by Annex I item 20.1 of the Prospectus Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors of Britvic plc are responsible for preparing the financial information on the basis of preparation set out in note 1 to the financial information and in accordance with UK accounting standards.

It is our responsibility to form an opinion on the financial information as to whether the financial information gives a true and fair view, for the purposes of the prospectus, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the financial information gives, for the purposes of the prospectus dated 25 November 2005, a true and fair view of the state of affairs of Britannia Soft Drinks Limited and its subsidiaries as at the dates stated and of its profits, cash flows and recognised gains and losses for the periods then ended in accordance with the basis of preparation set out in note 1.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the Prospectus Regulation.

Yours faithfully

Ernst & Young LLP

Consolidated profit and loss accounts

	Notes	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sep 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
		£000	*£000*	*£000*	*£000*
Turnover	2	601,999	662,866	709,338	698,217
Costs and overheads					
Normal operating expenses	3	(545,707)	(596,000)	(637,301)	(625,974)
Exceptional operating items	5	—	—	—	(5,779)
		(545,707)	(596,000)	(637,301)	(631,753)
Operating profit before exceptional items		56,292	66,866	72,037	72,243
Operating profit	4	56,292	66,866	72,037	66,464
Loss on disposal of fixed assets		(900)	(1,768)	(1,203)	(3,202)
Profit on ordinary activities before interest and taxation		55,392	65,098	70,834	63,262
Interest receivable and similar income	6	233	580	270	251
Interest payable and similar charges	7	(563)	(368)	(656)	(6,594)
Other net finance income/(charges)	27	600	(1,500)	(1,200)	(1,200)
Profit on ordinary activities before taxation	2	55,662	63,810	69,248	55,719
Tax on profit on ordinary activities	10	(17,876)	(21,983)	(24,289)	(20,729)
Profit on ordinary activities after taxation		37,786	41,827	44,959	34,990
Minority interests		(352)	(478)	712	—
Profit for the financial period		37,434	41,349	45,671	34,990
Dividends	11	(38,886)	(46,393)	(50,135)	(202,832)
Retained loss for the period		(1,452)	(5,044)	(4,464)	(167,842)
Earnings per share — basic	12	3.21	3.55	3.81	2.85

Statements of total recognised gains and losses

	Note	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sep 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
		£000	*£000*	*£000*	*£000*
Profit for the financial period		37,434	41,349	45,671	34,990
Actuarial loss net of current/deferred tax on defined benefit pensions	27	(42,490)	(13,116)	(10,998)	(2,203)
Total recognised gains and (losses) relating to the period		(5,056)	28,233	34,673	32,787

Reconciliations of shareholders' funds

	Notes	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sep 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
		£000	*£000*	*£000*	*£000*
Total recognised gains and (losses) relating to the period		(5,056)	28,233	34,673	32,787
Dividends	11	(38,886)	(46,393)	(50,135)	(202,832)
Share issue	22	—	—	26,000	—
Net (reduction)/addition to shareholders' funds		(43,942)	(18,160)	10,538	(170,045)
Opening shareholders' funds		238,426	194,484	176,324	186,862
Closing shareholders' funds		194,484	176,324	186,862	16,817

Historical cost profits and losses

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sep 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Profit on ordinary activities before taxation	55,662	63,810	69,248	55,719
Realisation of property revaluation losses of previous periods	(1,121)	—	—	—
Difference between historical cost depreciation charge and actual depreciation charge	(349)	(311)	(325)	(338)
Historical cost profit on ordinary activities before taxation	54,192	63,499	68,923	55,381
Historical cost loss retained after taxation, minority interests and dividends	(2,922)	(5,355)	(4,789)	(168,180)

Consolidated balance sheets

	Note	As at 28 Sep 2002	As at 27 Sep 2003	As at 3 Oct 2004	As at 2 Oct 2005
		£000	*£000*	*£000*	*£000*
Fixed assets					
Intangible fixed assets — goodwill	13	87,293	77,913	76,452	61,829
Tangible fixed assets	14	219,563	235,853	259,328	261,825
		306,856	313,766	335,780	323,654
Current assets					
Stocks	15	30,769	29,464	32,540	37,912
Debtors	16	98,744	120,646	93,541	101,812
Cash at bank and in hand		30,985	33,301	27,003	19,390
		160,498	183,411	153,084	159,114
Creditors					
Amounts falling due within one year	17	(177,833)	(217,381)	(201,538)	(165,679)
Net current liabilities		(17,335)	(33,970)	(48,454)	(6,565)
Total assets less current liabilities		289,521	279,796	287,326	317,089
Creditors					
Amounts falling due after more than one year	18	(2,833)	(2,833)	(2,833)	(219,266)
Provision for liabilities and charges	20	(22,528)	(22,288)	(22,521)	(22,696)
Net pension liability	27	(50,902)	(59,578)	(75,110)	(58,310)
		213,258	195,097	186,862	16,817
Equity minority interests		(18,774)	(18,773)	—	—
		194,484	176,324	186,862	16,817
Capital and reserves					
Called up share capital	22	11,660	11,660	12,274	12,274
Share premium account	23	—	—	25,386	25,386
Revaluation reserve	23	3,109	3,420	3,745	4,083
Other reserves	23	4,582	4,582	4,582	4,582
Profit and loss account	23	175,133	156,662	140,875	(29,508)
Equity shareholders' funds		194,484	176,324	186,862	16,817

Consolidated statements of cash flows

	Notes	52 weeks ended 28 Sep 2002	52 weeks ended 27 Sep 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
		£000	£000	£000	£000
Net cash inflow from operating activities	24(a)	110,150	128,245	130,088	74,771
Returns on investments and servicing of finance					
Interest received		233	580	272	251
Interest paid		(691)	(382)	(649)	(5,064)
Dividends paid to minority interests		(447)	(381)	(309)	—
Net cash outflow from returns on investments and servicing of finance		(905)	(183)	(686)	(4,813)
Taxation					
Corporation tax paid		(20,546)	(22,499)	(22,688)	(18,782)
Tax paid		(20,546)	(22,499)	(22,688)	(18,782)
Capital expenditure and financial investment					
Payments to acquire tangible fixed assets		(36,850)	(54,376)	(64,995)	(51,762)
Receipts from sales of tangible fixed assets		5,666	73	185	69
Net cash outflow from capital expenditure and financial investment		(31,184)	(54,303)	(64,810)	(51,693)
Acquisitions and disposals					
Payments for the acquisition of businesses		(4,300)	—	—	(4,251)
Net cash outflow from acquisitions and disposals		(4,300)	—	—	(4,251)
Equity Dividends paid		(24,770)	(42,767)	(48,058)	(236,015)
Net cash inflow/(outflow) before financing		28,445	8,493	(6,154)	(240,783)
Financing					
Repayment of unsecured loan	24(b)	(23,042)	(4,110)	(14)	—
Unsecured bank loan received	24(b)	—	—	—	233,166
Share restructuring costs		—	—	(130)	—
Net cash (outflow)/inflow from financing		(23,042)	(4,110)	(144)	233,166
Increase/(decrease) in cash	24(b)	5,403	4,383	(6,298)	(7,617)

Notes to the financial information

1 Accounting policies

Basis of preparation

The financial information has been prepared under the historical cost convention as modified by the revaluation of certain tangible fixed assets and has been drawn up to comply with United Kingdom accounting standards. In preparing this financial information, the BSD Group has early adopted all of the requirements of FRS17 Retirement Benefits, mandatory for accounting periods beginning on or after 1 January 2005.

Basis of consolidation

The BSD Group financial statements consolidate the accounts of Britannia Soft Drinks Ltd and all its subsidiary undertakings drawn up to 28 September 2002, 27 September 2003, 3 October 2004 and 2 October 2005. The acquisition method of accounting has been used, under which the results of subsidiary undertakings acquired or disposed of in the period are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Britannia SD Holdings Limited was incorporated on 27 October 2005 and changed its name to Britvic plc on 21 November 2005. Britvic plc is the entity whose shares will be listed on the Official List of the Financial Services Authority and admitted to trading on the London Stock Exchange. The BSD Group, to which this financial information relates, became a subsidiary of Britannia SD Holdings Limited in accordance with the Share Exchange Agreement dated 18 November 2005 for the transfer of the entire issued share capital of Britannia Soft Drinks Limited to Britannia SD Holdings Limited in consideration for the issue of fully paid up ordinary shares of Britannia SD Holdings Limited to the Existing Shareholders. This consideration was paid in proportion to the Existing Shareholders' interests in Britannia Soft Drinks Limited. Upon stamping of the relevant stock transfer forms, Britvic plc will be the registered holder of the entire issued share capital of Britannia Soft Drinks Limited.

The group reorganisation between Britvic plc and the BSD Group is a transaction between entities under the common control of the Existing Shareholders and will be accounted for as such in the Group financial statements for the 52 weeks ending 1 October 2006.

Foreign currencies

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign currency contract. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date or if appropriate at the forward contract rate. All differences are taken to the profit and loss account.

Goodwill and intangible fixed assets

Positive goodwill arising on acquisitions is capitalised at cost and amortised on a straight line basis over its useful economic life, estimated at 10 years for Red Devil and the water business (acquired from Benjamin Shaw and Sons) and 20 years for all other goodwill (see note 13). Goodwill is reviewed for impairment at the end of the first full financial period following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

Intangible assets acquired separately from a business are capitalised at cost. Intangible assets, excluding development costs, created within the business are not capitalised and expenditure is charged against profits in the period in which the expenditure is incurred. Intangible assets are amortised on a straight line basis over their estimated useful lives up to a maximum of 20 years. The carrying value of intangible assets is reviewed for impairment at the end of the first full year following acquisition, and in other periods if events or changes in circumstances indicate the carrying value may not be recoverable.

Leases

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the term of the lease.

Pensions

For defined benefit schemes, scheme assets are measured at fair value and scheme liabilities are measured on an actuarial basis using the projected unit method and discounted at an interest rate equivalent to the current rate of return on a high-quality corporate bond of equivalent currency and term to the scheme liabilities. Full actuarial valuations are obtained at least every three years and are updated at each balance sheet date. The resulting surplus or deficit, net of taxation thereon, is presented separately on the face of the balance sheet.

The service cost of providing pension benefits to employees for the period is charged to the profit and loss account. The cost of making improvements to pension benefits is recognised in the profit and loss account on a straight line basis over the period during which the increase in benefits vests. To the extent that the improvements vest immediately, the cost is recognised immediately. These costs are recognised as an operating expense.

A charge representing the unwinding of the discount on the scheme liabilities during the period is included within other net finance charges.

A credit representing the expected return on the scheme assets during the period is included within other net finance charges. This credit is based on the market value of the scheme assets, and expected rates of return, at the beginning of the period.

Actuarial gains and losses may result from: differences between the expected return and the actual return on scheme assets; differences between the actuarial assumptions underlying the scheme liabilities and actual experience during the period; or changes in the actuarial assumptions used in the valuation of the scheme liabilities. Actuarial gains and losses, and taxation thereon, are recognised in the statement of total recognised gains and losses.

For defined contribution plans, contributions payable for the period are charged to the profit and loss account as an operating expense.

Employee costs

Wages, salaries, bonuses and social security contributions are charged to the profit and loss account over the period to which the performance criteria relate. The accounting policy for pensions and post-employment benefits is described above.

The expected cost of employee profit share payments is recognised in the profit and loss account over the period to which the performance criteria relate. The expected cost is calculated based on the extent to which the employee is likely to qualify for the payment.

Research and development

Expenditure on research and development is charged to the profit and loss account as incurred, except that development expenditure incurred on an individual project is carried forward when its future recoverability can be reasonably regarded as assured. Any expenditure carried forward is amortised in line with the expected future sales from the related project.

Stocks

Stocks are stated at the lower of cost, including an appropriate element of production overhead cost, and net realisable value. Cost is determined using the weighted average cost method.

Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost or valuation, less depreciation. The transitional rules of FRS15 were adopted for certain properties and, accordingly, the carrying value of those properties at 30 September 1999 is retained.

Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost or valuation, less estimated residual value based on prices prevailing at the date of acquisition of each asset, by equal instalments, over the estimated useful lives of the relevant assets, namely:

Freehold buildings	50 years
Plant and machinery	3-20 years
Equipment in retail outlets	5-10 years
Vehicles	5-7 years
Other fixtures and fittings	3-7 years

Leasehold buildings are depreciated over 50 years, or over the unexpired term of the lease if shorter.

Freehold land is not depreciated.

Deferred taxation

Deferred tax assets and liabilities are recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date which will result in an obligation to pay more, or a right to pay less or to receive more, tax except that:

- Provision is not made for the revaluation of fixed assets in the absence of a commitment to sell the assets, or where it is more likely than not that the taxable gain on sale of assets will be rolled into replacement assets.
- Deferred tax assets are recognised only to the extent that it is regarded as more likely than not that they will be recovered.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantially enacted at the balance sheet date.

Derivative financial instruments

The BSD Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The BSD Group does not use forward foreign exchange contracts for speculative purposes.

For a forward foreign exchange contract to be treated as a hedge, the following criteria must be met:

- the instrument must be related to a contracted foreign currency commitment;
- it must involve the same currency as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the BSD Group's operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed future transaction, are not recognised until the transaction occurs.

Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income or expense over the period of the contract.

Turnover

Turnover represents sales (excluding VAT, similar taxes and intra-group transactions) of goods and services, net of discounts, provided in the normal course of business.

2 Turnover and segmental analysis

Turnover is attributable to one continuing activity being the manufacture and sale of soft drinks and all originates in the United Kingdom.

The geographical analysis of turnover, net profit before tax, and net assets is shown below for each destination, being the geographical market into which the sale was made:

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Turnover				
United Kingdom	594,284	656,690	702,288	691,737
Other regions	7,715	6,176	7,050	6,480
	601,999	662,866	709,338	698,217
Profit before tax				
United Kingdom	54,630	62,920	68,334	54,789
Other regions	1,032	890	914	930
	55,662	63,810	69,248	55,719
Net assets				
United Kingdom	192,202	174,563	185,192	15,086
Other regions	2,282	1,761	1,670	1,731
	194,484	176,324	186,862	16,817

To further assist the reader, the Directors also present the following analysis of UK turnover:

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	£000	£000	£000
Great Britain	591,801	653,672	698,439	687,833
Northern Ireland	2,483	3,018	3,849	3,904
United Kingdom	594,284	656,690	702,288	691,737

The Directors consider that the BSD Group has only one class of business being the manufacture and sale of soft drinks.

Additional trading analysis

The Directors also present the following analysis in order to further assist the reader of this financial information. The following analysis sets out turnover and brand contribution generated by Britannia's products split between stills and carbonates. Brand contribution is defined as net turnover less material costs and all other marginal costs that management considers to be directly attributable to the product sold.

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	£000	£000	£000
Turnover				
Great Britain — stills	227,744	275,733	309,467	316,657
Great Britain — carbonates	355,328	367,498	376,209	356,893
International — stills and carbonates	18,927	19,635	23,662	24,667
	601,999	662,866	709,338	698,217

The above information for Britvic International includes turnover of £18,187,000 (2004: £16,612,000, 2003: £13,459,000, 2002: £11,212,000) which is sold within the United Kingdom, including sales in Northern Ireland, sales to international travel customers and export sales.

Brand contribution				
Great Britain — stills	104,231	126,669	148,059	148,039
Great Britain — carbonates	154,689	149,530	152,844	143,290
International — stills and carbonates	4,072	5,341	5,722	5,956
	262,992	281,540	306,625	297,285

3 Costs and overheads

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	£000	£000	£000
Change in stocks of finished goods and returnable bottles and cases	2,852	2,098	(4,664)	(1,679)
Raw materials, consumables and excise duty	254,688	277,699	292,027	275,941
Other external charges	155,383	175,268	195,169	186,006
Staff costs (note 8)	82,358	91,061	101,602	112,231
Depreciation of tangible fixed assets	42,161	40,494	43,637	43,803
Amortisation of goodwill	8,265	9,380	9,530	9,672
	545,707	596,000	637,301	625,974

4 Operating profit

This is stated after charging:

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Auditors' remuneration — audit services	108	105	100	156
— non-audit services	—	—	52	1,899
Amortisation of goodwill	8,265	9,380	9,530	9,672
Depreciation of tangible fixed assets	42,161	40,494	43,637	43,803
Operating lease rentals — land and buildings	2,391	2,464	3,012	3,463
— other	5,183	5,433	5,557	6,748
Research and development expenditure	1,283	1,487	1,380	1,152

5 Exceptional operating items

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Costs incurred in relation to planned listing on the London Stock Exchange	—	—	—	5,779

6 Interest receivable and similar income

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Bank interest receivable	233	580	270	251

7 Interest payable and similar charges

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Bank loans and overdrafts	440	310	656	6,594
Other loans	123	58	—	—
	563	368	656	6,594

8 Staff costs

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Wages and salaries	67,022	70,903	79,548	87,552
Social security costs	6,333	6,869	8,399	8,694
Other pension costs	6,400	10,141	10,097	12,119
Employee profit share scheme	2,603	3,148	3,558	3,866
	82,358	91,061	101,602	112,231

The average monthly number of employees during the periods was made up as follows:

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	No.	*No.*	*No.*	*No.*
Distribution	495	513	566	578
Production	1,303	1,138	1,230	1,255
Sales and marketing	721	730	817	841
Administration	299	315	326	368
	2,818	2,696	2,939	3,042

9 Directors' remuneration

Directors' emoluments

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Basic salary and fees	230	252	241	244
Other emoluments	13	17	13	7
Bonuses	153	115	177	231
	396	384	431	482

In the 52 weeks ended 2 October 2005 only one director, Mr P S Moody, received any emoluments.

	52 weeks ended 28 Sep 2002	52 weeks ended 27 Sep 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
P S Moody				
Basic salary and fees	—	—	173	244
Bonuses	—	—	—	231
Benefits	—	—	8	7
Total emoluments	—	—	181	482

Directors' Pension Benefits

The following director who held office during the period ended 2 October 2005 had accrued entitlements under the Britvic Pension Plan as follows:

	Accumulated accrued pension at 27 Sep 2003	Accumulated accrued pension at 3 Oct 2004	Increase in accrued pension during the period	Increase in accrued pension during the period after removing the effects of inflation	Transfer value of increase, after removing the effects of inflation less Director's contribution
	£	£	£	£	£
P S Moody Britvic Pension Plan	25,000	29,200	4,200	3,500	49,000
P S Moody Britvic Executive Top-up Scheme	12,400	23,800	11,400	11,000	121,200

	Accumulated accrued pension at 3 Oct 2004	Accumulated accrued pension at 2 Oct 2005	Increase in accrued pension during the period	Increase in accrued pension during the period after removing the effects of inflation	Transfer value of increase, after removing the effects of inflation less Director's contribution
	£	£	£	£	£
P S Moody .... Britvic Pension Plan	29,200	33,800	4,600	3,700	86,900
P S Moody .... Britvic Executive Top-up Scheme	23,800	29,100	5,300	4,600	97,900

The pension entitlement shown is that which would be paid annually on retirement, based on the service to the end of the period.

The transfer value as at date of retirement of the director's accrued benefits at the end of each period is as follows:

	27 Sept 2003	3 Oct 2004	Movement, less Director's contribution
	£	£	£
P S Moody .... Britvic Pension Plan	230,900	290,000	49,000
P S Moody .... Britvic Executive Top-up Scheme	114,300	235,500	121,200

	3 Oct 2004	2 Oct 2005	Movement, less Director's contribution
	£	£	£
P S Moody .... Britvic Pension Plan	290,000	388,500	86,900
P S Moody .... Britvic Executive Top-up Scheme	235,500	333,400	97,900

	As at 3 Oct 2004 No.	As at 2 Oct 2005 No.
Number of Directors who held office during the period ended 2 October 2005 accruing benefits under:		
Defined benefit schemes	1	1

Directors' Interests

Directors in office as at 2 October 2005 who received remuneration from Britannia Soft Drinks Limited had the following interests in the ordinary shares of InterContinental Hotels Group PLC (the ultimate parent undertaking) at 28 September 2002, 27 September 2003, 3 October 2004 and 2 October 2005.

	28 Sep 2002	27 Sep 2003	3 Oct 2004	2 Oct 2005
P S Moody (Appointed 31 December 2003)	—	—	3,621	11,360

Mr P S Moody's shareholdings in InterContinental Hotels Group PLC are held under the Britvic Share Incentive Plan.

The Britvic Share Incentive Plan (an employee profit share scheme) has two elements. The 'Shares in Success' element of the scheme will normally make an annual award of InterContinental Hotels Group shares based on the performance of Britvic Soft Drinks Limited over the previous financial period which are free to eligible employees. Each allocation of shares takes place once a tax year and the award will be shares up to 5% of salary earned in the previous financial period, subject to a £3,000 maximum. These shares are held in a trust. Employees will be invited to participate in Shares in Success provided they were employed by Britvic Soft Drinks Limited during the previous financial period, and are still an employee on the award date. The Buy As You Earn element of the scheme is a share buying plan where employees can buy ordinary shares in InterContinental Hotels Group PLC out of their gross salary. Employee contributions are held in a trust and are used to buy shares in

InterContinental Hotels Group PLC. All employees are entitled to participate in Buy As You Earn as soon as they are employed.

Directors' Share Options

Certain directors participate in the Executive Share Option Plan of the ultimate parent undertaking, InterContinental Hotels Group PLC. Grants of options under the plan are normally made annually and except in exceptional circumstances, will not, in any year, exceed three times annual salary for executive directors.

A performance condition has to be met before options can be exercised. The performance condition is set by the InterContinental Hotels Group PLC Remuneration Committee.

The cost in relation to the exercise of options is borne by InterContinental Hotels Group PLC.

The following tables provide information on options held by the director in office as at 2 October 2005 who received remuneration from Britannia Soft Drinks Limited:

Directors' options in ordinary shares in InterContinental Hotels Group PLC at 3 October 2004

Name	At 27 Sep 2003	Granted During Period	Lapsed	Exercised	At 3 Oct 2004	Weighted Average Option Price	Option Price
P S Moody	255,229						
		61,210					494.17
		2,193					420.50
				146,026			
A					51,127	349.13	
B					121,479	465.99	
	255,229	63,403	—	146,026	172,606	431.38	

Shares under option at the end of the period are designated as:

A — where the options are exercisable and the market price was above the option price.

B — where the options are not yet exercisable.

The closing market value share price on 3 October 2004 was 643.54p per share. The highest and lowest market prices during the period were 650p and 480p per share.

Options above granted during the period under the InterContinental Hotels Group Executive Share Option Plan are exercisable between 2007 and 2014.

Gains made on exercise of options during the period were as follows:

	Exercise Date	Options Exercised	Option Price	Market Price	Gain/(Loss) £
P S Moody	15 Sep 04	10,601	497.96	636.00	14,634
	15 Sep 04	34,711	466.68	636.00	58,773
	15 Sep 04	41,380	422.81	636.00	88,218
	20 Sep 04	10,601	593.29	648.73	5,877
	20 Sep 04	48,733	434.22	648.73	104,537
		146,026			272,039

Directors' options in ordinary shares in InterContinental Hotels Group PLC at 2 October 2005

	At 3 Oct 2004	Granted During Period	Lapsed	Exercised	At 2 Oct 2005	Weighted Average Option Price	Option Price
P S Moody	172,606						
		52,130					619.83
				51,127			
A					—	—	
B					173,609	512.18	
	172,606	52,130	—	51,127	173,609	512.18	

Shares under option at the end of the period are designated as:

A — where the options are exercisable and the market price was above the option price.

B — where the options are not exercisable.

The closing market value share price on 2 October 2005 was 717p per share. The highest and lowest market prices during the year were 775p and 612p per share.

Gains made on exercise of options during the year were as follows:

	Exercise Date	Options Exercised	Option Price	Market price	Gain/(Loss) £
P S Moody	28.7.05	51,127	349.13	723.94	191,629

With the exception of Mr P S Moody all of the directors who held office on 2 October 2005 resigned on or before 24 November 2005. Details of the Directors' remuneration arrangements which will apply on Admission are set out in paragraph 5 of Part XIV: "Directors' and Senior Management's Remuneration and Terms and Conditions".

10 Tax on profit on ordinary activities

The taxation charge is made up as follows:

	52 weeks ended 28 Sep 2002	52 weeks ended 27 Sep 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Current tax				
UK corporation tax				
Current period	22,749	22,573	25,217	12,379
(Over)/under provision in prior periods	155	(350)	758	975
Total current tax	22,904	22,223	25,975	13,354
Deferred tax				
Origination and reversal of timing differences	(5,028)	(240)	(1,686)	7,375
Tax on profit on ordinary activities	17,876	21,983	24,289	20,729

The deferred tax charge/(credit) in relation to origination and reversal of timing differences includes a charge of £7,200,000 (2004: £1,920,000 credit, 2003: £nil, 2002: £604,000 credit) which has been recognised against the net pension liability.

Factors affecting tax charges for the period

The tax assessed for the period is higher or lower than the standard rate for each reporting period as reconciled below.

	52 weeks ended 28 Sep 2002	52 weeks ended 27 Sep 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Profit on ordinary activities before tax	55,662	63,810	69,248	55,719
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30%	16,699	19,143	20,774	16,716
Permanent differences	3,287	2,887	2,836	4,339
Decelerated/(accelerated) capital allowances	1,153	140	(1,026)	(841)
Other timing differences	1,610	403	2,633	(7,835)
Adjustment to tax in respect of prior periods	155	(350)	758	975
Current tax charge for the period	22,904	22,223	25,975	13,354

Factors affecting future tax charges

Capital losses of £425,000 (2004: £394,000, 2003: £416,000, 2002: £636,000) have not been recognised as their use is uncertain or not currently anticipated.

Future disposals of properties at their revalued amounts could have an effect on the future tax rate as the tax consequences of disposals would depend on the particular assets disposed of even though no overall liability exists on the portfolio as a whole.

11 Dividends

	52 weeks ended 28 Sep 2002	52 weeks ended 27 Sep 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Special dividend of 1,539.84 pence per share (2004: nil, 2003: nil, 2002: nil)	—	—	—	189,000
Interim dividend of 112.69 pence per share (2004: 138.11p, 2003: 131.11p, 2002: 97.82p)	11,406	15,287	16,952	13,832
Proposed final dividend of nil pence per share (2004: 270.35p, 2003: 266.78p, 2002: 235.68p)	27,480	31,106	33,183	—
	38,886	46,393	50,135	202,832

12 Earnings per ordinary share

The calculation of earnings per ordinary share is based on earnings for the period ended 2 October 2005 of £34,990,000 (2004: £45,671,000; 2003: £41,349,000; 2002: £37,434,000). The weighted average number of ordinary shares was 12,274,000 as at 2 October 2005 (2004: 11,993,000; 2003: 11,660,000; 2002: 11,660,000).

The weighted average number of ordinary shares is that of Britannia Soft Drinks Limited and not of Britvic plc.

13 Intangible fixed assets

	Goodwill
	£000
Cost:	
At 30 September 2001	166,511
Additions in the period	11,140
At 28 September 2002	177,651
Additions in the period	—
At 27 September 2003	177,651
Additions in the period	8,069
At 3 October 2004	185,720
Additions in the period	1,749
Revision of Red Devil acquisition cost	(6,700)
At 2 October 2005	180,769
Amortisation:	
At 30 September 2001	82,093
Amortised in the period	8,265
At 28 September 2002	90,358
Amortised in the period	9,380
At 27 September 2003	99,738
Amortised in the period	9,530
At 3 October 2004	109,268
Amortised in the period	9,672
At 2 October 2005	118,940
Net book value:	
At 28 September 2002	87,293
At 27 September 2003	77,913
At 3 October 2004	76,452
At 2 October 2005	61,829

Acquisition of Red Devil

On 15 August 2002, the BSD Group acquired the UK and Republic of Ireland businesses of the energy drink "Red Devil" for a consideration of £11,140,000 including expenses. No other assets or liabilities were acquired and accordingly the total consideration represents goodwill. The useful economic life of goodwill was initially assessed as 20 years, but was reduced to 10 years in the period ended 27 September 2003 following re-evaluation of the "Red Devil" brand to take account of pending EU legislation. With a useful economic life of 20 years, the amortisation charged to the profit and loss account would have been £557,000 during the period ended 27 September 2003. With the revised useful economic life of 10 years, amortisation of £1,184,000 has been charged to the profit and loss account during the year ended 27 September 2003.

The consideration of £11,140,000 comprised immediate payment of £4,300,000, transaction costs of £140,000 and deferred consideration of £6,700,000. The deferred consideration was payable upon meeting certain contract-specified sales volumes up until August 2006. The exact amount payable was dependent on future sales volumes, and the amount provided was based on the directors' best estimate of forecast sales, and was assessed at six-monthly intervals.

Upon review at 2 October 2005 it is not considered likely that the deferred consideration will become payable therefore the consideration and goodwill have been revised downwards accordingly.

Restructuring of Minority Interest

On 10 March 2004, Britannia Soft Drinks Limited acquired the remaining 10% of the ordinary share capital of Britvic Holdings Limited for a consideration of £26,000,000. The consideration amount was satisfied by the issue of 613,664 ordinary shares of £1 each. Additional goodwill of £8,069,000 was recognised as a result of this restructuring.

Acquisition of trade and assets of Benjamin Shaw and Sons Limited

In November 2004, the BSD Group acquired the trade and assets of Benjamin Shaw and Sons Limited, an unlisted company based in Huddersfield specialising in the bottling of mineral water.

The fair value of the identifiable assets and liabilities of Benjamin Shaw and Sons Limited as at the date of acquisition are:

	Book Value	Fair value
	£000	*£000*
Tangible fixed assets	2,662	2,662
Debtors	318	318
Stock	199	199
Creditors	(677)	(677)
Net assets acquired	2,502	2,502
Cash consideration paid		3,850
Costs associated with the acquisition		401
Total cost of acquisition		4,251
Goodwill arising on acquisition		1,749

The useful economic life of the goodwill arising was assessed to be 10 years following the acquisition. Amortisation of £80,000 has been charged to the profit and loss account during the period ended 2 October 2005.

The cash outflow on acquisition is as follows:

	£000
Net cash acquired with the subsidiary	—
Cash paid	(4,251)
Net cash outflow	(4,251)

From the date of acquisition, the business has contributed £561,000 to the net profit of the BSD Group.

14 Tangible fixed assets

	Freehold land and buildings	Long leasehold land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Total
	£000	*£000*	*£000*	*£000*	*£000*
Cost or valuation:					
At 30 September 2001	49,379	20,555	128,098	209,586	407,618
Additions	323	192	11,303	24,440	36,258
Disposals	(2,920)	—	(4,786)	(27,947)	(35,653)
Transfer between classifications	33	157	166	(356)	—
At 28 September 2002	46,815	20,904	134,781	205,723	408,223
Additions	2,924	329	26,355	26,585	56,193
Disposals	—	—	(2,511)	(16,900)	(19,411)
Transfers from IHG group companies	—	—	2,350	54	2,404
At 27 September 2003	49,739	21,233	160,975	215,462	447,409
Additions	184	3	29,109	39,308	68,604
Disposals	—	—	(12,048)	(26,038)	(38,086)
Transfer between classifications	18	287	(301)	(4)	—
At 3 October 2004	49,941	21,523	177,735	228,728	477,927
Additions	185	211	17,161	29,351	46,908
Acquisition of business	1,565	—	1,084	13	2,662
Disposals	—	—	(1,079)	(24,913)	(25,992)
At 2 October 2005	51,691	21,734	194,901	233,179	501,505

	Freehold land and buildings	Long leasehold land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Total
	£000	*£000*	*£000*	*£000*	*£000*
Depreciation:					
At 30 September 2001	1,421	794	73,805	99,545	175,565
Charge for the period	728	411	11,847	29,175	42,161
Disposals	(141)	—	(4,555)	(24,370)	(29,066)
Transfer between classifications	—	—	172	(172)	—
At 28 September 2002	2,008	1,205	81,269	104,178	188,660
Charge for the period	688	418	14,457	24,931	40,494
Disposals	—	—	(2,491)	(15,107)	(17,598)
At 27 September 2003	2,696	1,623	93,235	114,002	211,556
Charge for the period	748	430	17,211	25,248	43,637
Disposals	—	—	(11,547)	(25,047)	(36,594)
At 3 October 2004	3,444	2,053	98,899	114,203	218,599
Charge for the period	772	432	17,789	24,810	43,803
Disposals	—	—	(1,014)	(21,708)	(22,722)
At 2 Oct 2005	4,216	2,485	115,674	117,305	239,680
Net book value at 2 October 2005	47,475	19,249	79,227	115,874	261,825
Net book value at 3 October 2004	46,497	19,470	78,836	114,525	259,328
Net book value at 27 September 2003	47,043	19,610	67,740	101,460	235,853
Net book value at 28 September 2002	44,807	19,699	53,512	101,545	219,563

The net book value of land and buildings comprises:

	28 Sep 2002	27 Sep 2003	3 Oct 2004	2 Oct 2005
	£000	*£000*	*£000*	*£000*
Freehold	44,807	47,043	46,497	47,475
Leasehold with over 100 years unexpired lease term	13,197	13,025	12,742	12,463
Leasehold 50-100 years unexpired lease term	6,502	6,585	6,728	6,786
	64,506	66,653	65,967	66,724

Certain freehold land and buildings were revalued on the basis of existing use value during 1999. Included in cost or valuation of freehold land and buildings at 2 October 2005, 3 October 2004, 27 September 2003 and 28 September 2002 is an amount of £437,000, in respect of this valuation.

On the historical cost basis, freehold land and buildings would have been included as follows:

	£000
Cost:	
At 28 September 2002	75,427
At 27 September 2003	78,680
At 3 October 2004	79,173
At 2 October 2005	81,133
Cumulative depreciation based on cost:	
At 28 September 2002	14,255
At 27 September 2003	15,699
At 3 October 2004	17,215
At 2 October 2005	18,757

15 Stocks

	28 Sep 2002	27 Sep 2003	3 Oct 2004	2 Oct 2005
	£000	*£000*	*£000*	*£000*
Raw materials	8,058	8,928	7,714	9,705
Consumable stores	5,018	4,941	4,567	6,269
Finished goods	16,408	14,805	19,698	20,975
Returnable bottles and cases	1,285	790	561	963
	30,769	29,464	32,540	37,912

The replacement cost of stocks approximates to the value at which they are stated in the accounts.

16 Debtors

	28 Sep 2002	27 Sep 2003	3 Oct 2004	2 Oct 2005
	£000	*£000*	*£000*	*£000*
Trade debtors	83,283	101,569	82,851	85,492
Prepayments	12,676	16,836	8,739	13,854
Other debtors	2,785	2,241	1,951	2,466
	98,744	120,646	93,541	101,812

17 Creditors: amount falling due within one year

	28 Sep 2002	27 Sep 2003	3 Oct 2004	2 Oct 2005
	£000	£000	£000	£000
Bank overdrafts	2,067	—	—	4
Unsecured loan notes	4,124	14	—	—
Unsecured borrowings	—	—	—	2,833
Unsecured bank loans	—	—	—	13,900
Borrowings	6,191	14	—	16,737
Trade creditors	63,299	88,008	57,684	83,110
Amounts owed to IHG group undertakings	1,977	84	1	71
Corporation tax	12,815	10,293	13,580	7,210
VAT	12,561	13,854	16,681	9,099
Social security	1,829	2,038	3,755	2,597
Other creditors	8,726	13,345	14,470	16,417
Proposed dividends	27,693	31,415	33,183	—
Accruals and deferred income	36,042	51,630	55,484	30,438
Deferred consideration (note 13)	6,700	6,700	6,700	—
	177,833	217,381	201,538	165,679

The unsecured loan notes issued by Robinsons Soft Drinks Limited on 10 July 2000 in part consideration of the Orchid Drinks acquisition, bore interest at 1% below NatWest LIBID rate which was payable quarterly in arrears. The loan notes were transferable and redeemable not earlier than six months from the date of issue and not later than five years from the date of issue. The loan notes were supported by a guarantee from NatWest Bank plc. The final repayment on the loan notes was made in the period ended 3 October 2004.

The unsecured borrowings are non interest-bearing loan and repayable within one year.

The unsecured bank loans are repayable in May 2006 and attract interest at rates ranging from 4.70% to 4.84%.

18 Creditors: amount falling due after more than one year

	28 Sep 2002	27 Sep 2003	3 Oct 2004	2 Oct 2005
	£000	£000	£000	£000
Unsecured borrowings (note 19)	2,833	2,833	2,833	220,000
Less issue costs	—	—	—	(734)
	2,833	2,833	2,833	219,266

The £220,000,000 of unsecured borrowings are repayable in May 2010 and attract interest at an average rate of 5.2%.

The unsecured borrowings of £2,833,000 were non interest-bearing loan and repayable after more than five years at 28 September 2002, 27 September 2003 and 3 October 2004. During the period ended 2 October 2005 the repayment terms were reviewed, and it was agreed that the balance would be repaid in the next financial period.

19 Borrowings

Amounts due at the reporting dates are as follows:

	28 Sep 2002	27 Sep 2003	3 Oct 2004	2 Oct 2005
	£000	£000	£000	£000
Amounts falling due:				
In one year or less or on demand	6,191	14	—	16,737
In more than one year but not more than two years	—	—	—	—
In more than two years but not more than five years*	—	—	—	219,266
In more than five years*	2,833	2,833	2,833	—
	9,024	2,847	2,833	236,003
Less: included in creditors:				
Amounts falling due within one year	(6,191)	(14)	—	(16,737)
Amounts falling due after more than one year	2,833	2,833	2,833	219,266

* Note 18.

20 Provisions for liabilities and charges

Provisions for liabilities and charges consists of deferred tax provided for as follows:

	28 Sep 2002	27 Sep 2003	3 Oct 2004	2 Oct 2005
	£000	*£000*	*£000*	*£000*
Accelerated capital allowances	22,965	22,735	23,838	24,860
Other timing differences	(437)	(447)	(1,317)	(2,164)
	22,528	22,288	22,521	22,696

The movements in the provision for deferred tax were as follows:

	28 Sep 2002	27 Sep 2003	3 Oct 2004	2 Oct 2005
	£000	*£000*	*£000*	*£000*
Balance brought forward	26,952	22,528	22,288	22,521
(Credited)/charged to profit and loss account	(4,424)	(240)	234	175
Balance carried forward	22,528	22,288	22,521	22,696

No provision has been made for deferred tax assets on the sale of properties at their revalued amounts as the BSD Group is not committed to their disposal. The total unrecognised asset is estimated at £3,504,000 (2004: £4,752,000, 2003: £4,503,000, 2002: £4,315,000).

No provision has been made for deferred tax on the sale of properties where gains have been deferred against expenditure on replacement assets. The total liability unprovided is estimated at £4,215,000 (2004: £4,215,000, 2003: £4,215,000, 2002: £4,215,000). It is not anticipated that any such tax will be payable in the foreseeable future.

21 Derivatives and other financial instruments

The BSD Group's financial instruments consist of cash and borrowings. With the exception of analysis of currency exposures, the disclosures below exclude short-term debtors and creditors.

The main risks arising from the BSD Group's financial instruments are foreign currency risk, commodity price risk and interest rate risk. The board of directors review and agree policies for managing these risks as summarised below.

Foreign currency risk

The BSD Group has transactional exposures arising from purchases of prime materials and commercial assets in currencies other than the functional currency of the BSD Group. Such purchases are made in the currencies of US dollars and euros. For financial periods up to and including the period ended 2 October 2005, the BSD Group has hedged 75% of forecast exposures 12 months in advance using forward foreign exchange contracts. 100% of known exposures are hedged in the same way.

Commodity price risk

The main commodity price risk arises in the purchases of prime materials, being PET, sugar, cans and frozen concentrated orange juice. Where it is considered commercially advantageous, the BSD Group enters into fixed price contracts with suppliers to hedge against unfavourable commodity price changes.

Interest rate risk

The BSD Group borrows in desired currencies at both fixed and floating rates of interest and then uses interest rate swaps to generate the desired interest rate profile and to manage the BSD Group's exposure to interest fluctuation. At 2 October 2005, £100,000,000 of the BSD Group's borrowings were at fixed rates after taking account of interest rate swaps.

Interest rate profile of financial assets

	Fixed rate financial assets	Floating rate financial assets	Non interest bearing financial assets	Total
	£000	*£000*	*£000*	*£000*
At 28 September 2002				
Sterling	—	30,951	34	30,985
Total	—	30,951	34	30,985
At 27 September 2003				
Sterling	—	21,515	11,786	33,301
Total	—	21,515	11,786	33,301
At 3 October 2004				
Sterling	—	19,500	7,503	27,003
Total	—	19,500	7,503	27,003
At 2 October 2005				
Sterling	—	—	19,390	19,390
Total	—	—	19,390	19,390

Interest rate profile of financial liabilities

	Fixed rate financial liabilities	Floating rate financial liabilities	Non interest bearing financial liabilities	Total
	£000	*£000*	*£000*	*£000*
At 28 September 2002				
Sterling	—	—	2,833	2,833
Total	—	—	2,833	2,833
At 27 September 2003				
Sterling	—	—	2,833	2,833
Total	—	—	2,833	2,833
At 3 October 2004				
Sterling	—	—	2,833	2,833
Total	—	—	2,833	2,833
At 2 October 2005				
Sterling	100,000	119,266	—	219,266
Total	100,000	119,266	—	219,266

The amounts shown in the tables above take into account the interest rate swap used to manage the interest rate profile of financial liabilities.

Borrowing facilities

The BSD Group has various borrowing facilities available to it. The undrawn committed facilities available in respect of which all conditions precedent had been met at that date are as follows:

	28 Sep 2002	27 Sep 2003	3 Oct 2004	2 Oct 2005
	£000	*£000*	*£000*	*£000*
Expiring in one year or less	30,000	30,000	30,000	16,100
Expiring in one to two years	—	—	—	—
Expiring in more than two years	—	—	—	80,000
	30,000	30,000	30,000	96,100

Currency Exposures

The table below shows the BSD Group's transactional (i.e. non-structural) currency exposures that give rise to the currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the BSD Group that are not denominated in the functional currency of the group, and include those arising on short-term debtors and creditors.

	28 Sep 2002	27 Sep 2003	3 Oct 2004	2 Oct 2005
	£000	*£000*	*£000*	*£000*
Euro	8,941	34,024	34,121	34,836
US dollar	15,200	5,397	6,986	8,805
	24,141	39,421	41,107	43,641

Gains and losses on hedges

The BSD Group enters into forward foreign currency contracts to minimise the currency exposures that arise on purchases denominated in foreign currencies. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedge position matures.

The BSD Group had forward contracts for the purchase of foreign currency as follows:

		28 Sep 2002	27 Sep 2003	3 Oct 2004	2 Oct 2005
Euro	(€000)	37,277	49,298	38,097	36,484
US dollar	($000)	1,472	9,586	4,363	11,822

All contracts entered into mature within 12 months of the period-end.

Unrecognised gains and losses on financial instruments used for hedging are as follows:

	27 Sep 2003	3 Oct 2004	2 Oct 2005
	£000	*£000*	*£000*
Unrecognised gains	467	334	147
Unrecognised losses	(773)	(407)	(398)
Net unrecognised gains/(losses)	(306)	(73)	(251)

Comparative data for the financial period to 28 September 2002 is not available.

Fair values of financial assets and financial liabilities

The book values of the BSD Group's recognised financial assets and liabilities are not materially different to their fair values.

The fair values of unrecognised financial assets and (liabilities) are as follows:

	27 Sep 2003	3 Oct 2004	2 Oct 2005
	£000	*£000*	*£000*
Forward Foreign Currency Contracts			
Euros	(75)	(8)	(357)
US dollar	(231)	(65)	106
Interest Rate Swaps			
Sterling	—	—	782

Market values have been used to determine the fair value of forward foreign currency contracts and interest rate swaps.

Comparative data for the financial period to 28 September 2002 is not available.

22 Share capital

	28 Sep 2002	27 Sep 2003	3 Oct 2004	2 Oct 2005
	£000	*£000*	*£000*	*£000*
Authorised				
Equity				
Ordinary shares of £1 each	11,811	11,811	15,748	15,748
Allocated, called up and fully paid				
Equity				
Ordinary shares of £1 each	11,660	11,660	12,274	12,274

On 12 October 2001, Britannia Soft Drinks Limited's share capital and share premium were reduced by a court-approved reduction of capital. The share capital of £138,854,000 divided into 138,854,000 ordinary shares of £1 each was reduced to £11,811,000 divided into 11,811,000 ordinary shares of £1 each. Britannia Soft Drinks Limited's share premium account was reduced from £12,957,000 to £nil. The total reduction of capital of £140,000,000 has been transferred to a distributable reserve.

The authorised share capital of Britannia Soft Drinks Limited was increased to £15,748,000 on 8 March 2004 by the creation of £3,937,000 new ordinary shares of £1 each.

On 10 March 2004, Britannia Soft Drinks Limited acquired the remaining 10% of the ordinary share capital of Britvic Holdings Limited for a consideration of £26,000,000. The consideration amount was satisfied by the issue of 613,664 ordinary shares of £1 each. Additional goodwill of £8,069,000 was recognised as a result of this restructuring.

23 Reserves

	Share Premium	Revaluation reserve	Other reserves	Profit and loss
	£000	*£000*	*£000*	*£000*
At 30 September 2001	12,957	1,639	4,582	80,545
Revaluation element in depreciation charge	—	349	—	(349)
Revaluation deficit written back on disposals	—	1,121	—	(1,121)
Retained (loss) for the period	—	—	—	(1,452)
Share capital restructuring	(12,957)	—	—	140,000
Actuarial losses net of deferred tax	—	—	—	(42,490)
At 28 September 2002	—	3,109	4,582	175,133
Revaluation element in depreciation charge	—	311	—	(311)
Retained (loss) for the period	—	—	—	(5,044)
Actuarial losses net of deferred tax	—	—	—	(13,116)
At 27 September 2003	—	3,420	4,582	156,662
Revaluation element in depreciation charge	—	325	—	(325)
Arising on share issue	25,386	—	—	—
Retained (loss) for the period	—	—	—	(4,464)
Actuarial losses net of deferred tax	—	—	—	(10,998)
At 3 October 2004	25,386	3,745	4,582	140,875
Revaluation element in depreciation charge	—	338	—	(338)
Retained (loss) for the year	—	—	—	(167,842)
Actuarial losses net of current tax	—	—	—	(2,203)
At 2 October 2005	25,386	4,083	4,582	(29,508)

24 Notes to the consolidated cash flow statement

Note (a): Reconciliation of operating profits to operating cash flows

	52 weeks ended 28 Sep 2002	52 weeks ended 27 Sep 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	£000	£000	£000
Operating profit	56,292	66,866	72,037	66,464
Amortisation of goodwill	8,265	9,380	9,530	9,672
Depreciation	42,161	40,494	43,637	43,803
Net pension charge less contributions	2,618	(9,006)	5,188	(28,347)
(Increase)/decrease in stocks	3,234	1,305	(3,076)	(5,176)
(Increase)/decrease in debtors	(15,420)	(21,932)	27,210	(7,325)
Increase/(decrease) in creditors	13,000	41,138	(24,438)	(4,320)
Net cash inflow from operating activities	110,150	128,245	130,088	74,771

Note (b): Reconciliation of net cash flow to movement in net cash / net (debt)

	52 weeks ended 28 Sep 2002	52 weeks ended 27 Sep 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	£000	£000	£000
Increase/(decrease) in net cash in the period	5,403	4,383	(6,298)	(7,617)
Movement in net debt during the period	23,042	4,110	14	(233,166)
Change on net cash/(debt) resulting from cash flow	28,445	8,493	(6,284)	(240,783)
Net cash/(debt) brought forward	(6,484)	21,961	30,454	24,170
Net cash/(debt) carried forward	21,961	30,454	24,170	(216,613)

Note (c): Analysis of net debt

	At 30 Sept 2001	Cash flows	At 28 Sep 2002
	£000	£000	£000
Cash at bank and in hand	23,515	7,470	30,985
Overdrafts	—	(2,067)	(2,067)
Net cash	23,515	5,403	28,918
Debt due within one year	(27,166)	23,042	(4,124)
Debt due after more than one year	(2,833)	—	(2,833)
Debt	(29,999)	23,042	(6,957)
Net debt	(6,484)	28,445	21,961

	At 28 Sept 2002	Cash flows	At 27 Sep 2003
	£000	£000	£000
Cash at bank and in hand	30,985	2,316	33,301
Overdrafts	(2,067)	2,067	—
Net cash	28,918	4,383	33,301
Debt due within one year	(4,124)	4,110	(14)
Debt due after more than one year	(2,833)	—	(2,833)
Debt	(6,957)	4,110	(2,847)
Net debt	21,961	8,493	30,454

	At 27 Sep 2003	Cash flows	At 3 Oct 2004
	£000	£000	£000
Cash at bank and in hand	33,301	(6,298)	27,003
Overdrafts	—	—	—
Net cash	33,301	(6,298)	27,003
Debt due within one year	(14)	14	—
Debt due after more than one year	(2,833)	—	(2,833)
Debt	(2,847)	14	(2,833)
Net debt	30,454	(6,284)	24,170

	At 3 Oct 2004	Cash flows	At 2 Oct 2005
	£000	£000	£000
Cash at bank and in hand	27,003	(7,613)	19,390
Overdrafts	—	(4)	(4)
Net cash	27,003	(7,617)	19,386
Debt due within one year	—	(16,733)	(16,733)
Debt due after more than one year	(2,833)	(216,433)	(219,266)
Debt	(2,833)	(233,166)	(235,999)
Net debt	24,170	(240,783)	(216,613)

25 Capital commitments

Amounts contracted for but not provided in the financial information amounted to £3,277,000 at 2 October 2005 (2004: £6,948,000, 2003: £6,420,000, 2002: £6,938,000).

26 Obligations under leases

Annual commitments under non-cancellable operating leases are as follows:

	28 Sep 2002		27 Sep 2003		3 Oct 2004		2 Oct 2005	
	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other	Land and buildings	Other
	£000	£000	£000	£000	£000	£000	£000	£000
Operating leases expiring:								
Within one year	—	1,449	64	2,024	256	572	174	608
Within two to five years	367	4,266	358	2,550	389	3,460	479	4,244
After five years	2,460	—	2,460	—	2,423	—	2,387	—
	2,827	5,715	2,882	4,574	3,068	4,032	3,040	4,852

In addition to the above, the BSD Group had commitments to purchase raw materials and foreign currency under forward contracts in the normal course of trading (see note 21).

27 Retirement benefits

The BSD Group operates a pension scheme, the Britvic Pension Plan (the "**Scheme**"), which has both a defined benefit and a defined contribution section. The defined benefit section of the Scheme was closed to new joiners on 1 August 2002, and since this date new employees have been eligible to join the defined contribution section of the Scheme. The Scheme's funds are administered by trustees and are independent of the BSD Group's finances. Contributions are paid to the Scheme in accordance with the recommendations of an independent actuary.

Defined Contribution Section

Historical data for the financial period to 28 September 2002 could not be accurately determined and has therefore been omitted.

	27 Sep 2003	3 Oct 2004	2 Oct 2005
	£000	£000	£000
Pension costs charged to operating profit during the period	141	497	919

Defined Benefit Section

The net liability of the defined benefit section of the Scheme is determined in accordance with FRS17 by an independent actuary. The value of the Scheme liabilities as at 2 October 2005 has been measured using the projected unit method and has been based on the actuarial valuation as at 30 September 2004, updated to the accounting date in accordance with FRS17.

The following table sets out the key FRS17 assumptions used for the Scheme.

	52 weeks ended 28 Sep 2002	52 weeks ended 27 Sep 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	% pa	*% pa*	*% pa*	*% pa*
Price inflation	2.3	2.7	2.9	2.8
Discount rate	5.5	5.3	5.5	5.0
Pension increases (LPI)	2.3	2.7	2.9	2.8
Salary growth	3.8	4.2	4.4	4.3

The fair value of the Scheme's assets, the present value of the Scheme's liabilities, the expected return and the net pension liability were as follows:

	52 weeks ended 28 Sep 2002		52 weeks ended 27 Sep 2003		53 weeks ended 3 Oct 2004		52 weeks ended 2 Oct 2005	
	Expected return	Fair value	Expected return	Fair value	Expected return	Fair value	Expected return	Fair value
	%	£000	%	£000	%	£000	%	£000
Equities and property	8.0	95,000	8.0	144,900	8.0	164,800	7.5	201,400
Bonds and gilts	4.8	74,400	4.8	71,900	4.9	79,500	4.5	124,600
Cash	4.7	17,300	4.7	7,500	4.8	500	4.3	2,900
Total		186,700		224,300		244,800		328,900
Present value of actuarial liability		(259,418)		(309,412)		(352,100)		(412,200)
Pension liability before deferred tax		(72,718)		(85,112)		(107,300)		(83,300)
Related deferred tax asset		21,816		25,534		32,190		24,990
Net pension liability		(50,902)		(59,578)		(75,110)		(58,310)

The post retirement deficit under FRS17 moved over the period as follows:

	28 Sep 2002	27 Sep 2003	3 Oct 2004	2 Oct 2005
	£000	*£000*	*£000*	*£000*
Deficit at start of period	(10,000)	(72,718)	(85,112)	(107,300)
Current service cost	(6,400)	(9,100)	(9,500)	(11,100)
Contributions	3,782	19,000	4,400	39,547
Past service cost	—	(894)	(88)	(100)
Net return on assets/(interest cost)	600	(1,500)	(1,200)	(1,200)
Actuarial loss	(60,700)	(19,900)	(15,800)	(3,147)
Deficit at end of period	(72,718)	(85,112)	(107,300)	(83,300)

The current service cost excludes contributions made by employees of £2,500,000 (2004: £400,000; 2003: £nil; 2002: £nil) that are classified as part of wages and salaries expense.

The following amounts are included within operating profit under FRS17:

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Current service cost	6,400	9,100	9,500	11,100
Past service cost	—	894	88	100
Total operating charge	6,400	9,994	9,588	11,200

The following amounts are included as net finance income under FRS17:

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Expected return on pension scheme assets	14,100	12,800	15,300	18,400
Interest on pension liabilities	(13,500)	(14,300)	(16,500)	(19,600)
Net return to credit/(charge) to finance income	600	(1,500)	(1,200)	(1,200)

The following amounts are recognised within the statement of total recognised gains and losses ("**STRGL**") under FRS17:

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
	£000	*£000*	*£000*	*£000*
Actual return less expected return on scheme assets	(32,500)	11,700	6,100	28,300
Experience gains and (losses) arising on scheme's liabilities	(4,900)	(800)	10,500	—
Gain or (loss) due to changes in assumptions	(23,300)	(30,800)	(32,400)	(31,447)
Actuarial loss recognised in the STRGL	(60,700)	(19,900)	(15,800)	(3,147)

The history of experience gains and losses is:

	52 weeks ended 28 Sept 2002	52 weeks ended 27 Sept 2003	53 weeks ended 3 Oct 2004	52 weeks ended 2 Oct 2005
Actual return less expected return on scheme assets (£000)	(32,500)	11,700	6,100	28,300
Percentage of scheme's assets	(17%)	5%	2%	9%
Experience gains and (losses) arising on scheme's liabilities (£000)	(4,900)	(800)	10,500	—
Percentage of the FRS 17 value of the scheme's liabilities	(2%)	0%	3%	0%
Total amount recognised in the STRGL (£000)	(60,700)	(19,900)	(15,800)	(3,147)
Percentage of the FRS 17 value of the scheme's liabilities	(23%)	6%	(4%)	(1%)

The defined benefit section of the Scheme is closed to new entrants and, under the method used to calculate pension costs in accordance with FRS17, the cost as a percentage of covered pensionable payroll will tend to increase as the average age of the membership increases.

As a result of the full actuarial valuation at 31 March 2004, further contributions of £30 million in March 2005, £20 million in December 2005 and annual contributions of £10 million in December 2005 to 2010 are being made in order to eliminate the deficiency in the scheme arising at that time.

28 Contingent liabilities

The BSD Group has assigned its interest in certain leasehold properties to other tenants. It remains liable for rentals due to the landlord for any defaults on the part of these tenants. It is not practicable to estimate the amount or timing of rentals that may default. However, the Directors do not expect that any potential default would result in a material claim against the BSD Group.

29 Related party transactions

Transactions with directors of Britannia Soft Drinks Limited are disclosed in note 9. The aggregate turnover on arms length terms with Britannia Soft Drinks Limited's significant shareholders (InterContinental Hotels Group PLC, Whitbread Group PLC and Pernod Ricard S.A.) for the period was £8,266,000 (2004: £24,039,000, 2003: £52,473,000, 2002: £44,417,000) and the indebtedness at 2 October 2005 was £59,605 (2004: £612,060, 2003: £193,433, 2002: £2,613,018).

30 Ultimate parent undertaking and controlling party

The Directors consider the ultimate parent undertaking and controlling party to be InterContinental Hotels Group PLC, whose financial statements include the results of Britannia Soft Drinks Limited. The financial statements of

InterContinental Hotels Group PLC are available from their registered office at 67 Alma Road, Windsor, Berkshire, SL4 3HD.

31 Subsidiary undertakings

The subsidiaries included within the group financial information, incorporated in the United Kingdom, and registered in England are shown below. Particulars of dormant subsidiary undertakings which do not materially affect the group results have been excluded.

All shareholdings represent 100% of the equity and voting rights. The shares of subsidiary undertakings marked * are held by the subsidiary undertaking Britvic Soft Drinks Limited.

Name of subsidiary undertaking	Principal activity	Class of share
Britvic Holdings Limited	Intermediate holding company	Ordinary
Britvic International Limited	Soft drinks distributor	Ordinary
Britvic Soft Drinks Limited	Soft drinks manufacturer	Ordinary
Robinsons Soft Drinks Limited *	Soft drinks manufacturer	Ordinary
Orchid Drinks Limited *	Soft drinks manufacturer	Ordinary and preference
Red Devil Energy Drinks Limited *	Soft drinks manufacturer	Ordinary

32 Significant events after the balance sheet date

Since 2 October 2005 the following events have taken place, or are anticipated to take place conditional upon admission.

On 18 November 2005, the entire issued ordinary share capital of Britannia Soft Drinks Limited was acquired by Britannia SD Holdings Limited, in consideration for the allotment and issue to the existing shareholders of Britannia Soft Drinks Limited of 4,295,636,426,718 ordinary shares of Britannia SD Holdings Limited.

In the opinion of the Directors there have been no other significant events since the balance sheet date which require adjustment to, or disclosure in, the financial information.



Ernst & Young LLP
1 More London Place
London SE1 2AF

The Directors,
Britvic plc
Britvic House
Broomfield Road
Chelmsford
Essex
CM1 ITU

25 November 2005

Dear Sirs

Britvic plc (the "Company") — Special Purpose Financial Information for the 5 days ended 31 October 2005

We report on the special purpose financial information set out on pages 111 to 113 for the 5 days ended 31 October 2005. This has been prepared in accordance with accounting standards endorsed for use by EU entities required to comply with Regulation EC 1606/2002 ("Accounting standards as adopted for use in the EU") on the basis described in note 1. As set out in note 1, that basis may differ from the basis applicable if the special purpose financial information for the 5 days ended 31 October 2005 comprised the first financial statements of the Company under accounting standards as adopted for use in the EU. This report is required by Annex I item 20.1 of the Prospectus Regulation and is given for the purpose of complying with that Annex and for no other purpose.

The Company was incorporated on 27 October 2005 with the name Britannia SD Holdings Limited and was re-registered as a public company limited by shares on 21 November 2005, at which time it changed its name to Britvic plc.

Responsibility

The Directors of Britvic plc are responsible for preparing the financial information on the basis of preparation set out in note 1 and in accordance with accounting standards as adopted for use in the EU.

It is our responsibility to form an opinion on the financial information, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the accounting principles used and significant estimates and judgements made by those responsible for the preparation of the underlying financial information, as well as evaluating the overall financial information presentation and whether the policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary to provide us with sufficient evidence to give reasonable assurance that the financial information for the 5 days ended 31 October 2005 is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the financial information for the 5 days ended 31 October 2005 gives, for the purposes of the prospectus dated 25 November 2005, a true and fair view of the state of affairs of the Company as at 31 October 2005 and of its cash flows for the 5 days then ended in accordance with the basis set out in note 1.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the Prospectus Regulation.

Yours faithfully

Ernst & Young LLP

Balance Sheet
at 31 October 2005

	Note	At 31 October 2005
		£
Assets		
Current assets		
Cash and cash equivalents		1,227
		1,227
Total Assets		1,227
Equity And Liabilities		
Issued capital	2	1,227
Total Equity		1,227
Total Liabilities		—
Total Equity and Liabilities		1,227

Statement of Cash Flows
for the period ended 31 October 2005

	Note	Period ended 31 October 2005
		£
Cash flows from operating activities		—
Cash flows from investing activities		—
Cash flows from financing activities		
Issue of share capital	2	1,227
Net cash flows from financing activities		1,227
Net increase in cash and cash equivalents		1,227
Cash and cash equivalents at 27 October 2005		—
Cash and cash equivalents at 31 October 2005		1,227

Notes to the Financial Information
at 31 October 2005

1 Accounting policies

Basis of preparation

Following admission to trading on a regulated market, Britvic plc will be required to prepare consolidated statutory financial statements which comply with International Financial Reporting Standards as adopted for use in the EU (**"IFRS"**) in respect of its financial year ending 1 October 2006, (the **"2006 financial statements"**) and subsequently. As a company seeking admission, Britvic plc is required to present certain historical financial information in its prospectus on a basis consistent with the accounting policies to be adopted in the financial statements for its next financial year.

The Directors have prepared financial information on Britvic plc for the period ended 31 October 2005 on the basis expected to be applicable, insofar as this is currently known, for inclusion in the first consolidated financial statements of Britvic plc prepared in accordance with IFRS.

If there are subsequent changes to the Standards or Interpretations applicable to the 2006 financial statements, the financial information for the 5 days ended 31 October 2005 may require adjustment before being included in those 2006 financial statements.

Income statement

The Company has not traded since its incorporation on 27 October 2005 and accordingly no income statement has been presented.

2 Issued share capital

	2005
	£
Authorised	
Ordinary shares of £0.0001 each	1,227
Ordinary shares issued and fully paid	
Ordinary shares of £0.0001 each	1,227

The Company was incorporated on 27 October 2005 with an authorised share capital of £1,227 divided into 12,273,282 ordinary shares of £0.0001 each.

5,829,810 ordinary shares were subscribed for by IHG, through its wholly-owned subsidiary Six Continents Investments Limited, 2,914,904 ordinary shares were subscribed for by Pernod, through its wholly-owned subsidiary Allied Domecq Overseas (Canada) Limited, 2,914,904 ordinary shares were subscribed for by Whitbread Group PLC and 613,664 ordinary shares were subscribed for by PepsiCo, through its wholly-owned subsidiary Wotsits Brands Limited, all issued at par value for cash. As a result, issued share capital on incorporation comprised 12,273,282 ordinary shares totalling £1,227.

3 Statement of changes in equity

	Issued share capital
	£
At 27 October 2005	—
Issue of share capital	1,227
At 31 October 2005	1,227

4 Events after the balance sheet date

Since 31 October 2005, the following events have taken place, or are anticipated to take place, conditional upon Admission:

- On 18 November 2005, the Company acquired the entire issued ordinary share capital of Britannia Soft Drinks Limited in consideration of the issue and allotment of 4,295,636,426,718 ordinary shares with a nominal value of £0.0001 to the existing shareholders of Britannia Soft Drinks Limited. This resulted in a further £429,563,643 of issued share capital.

- By way of a special resolution dated 18 November 2005, the 4,295,648,700,000 ordinary shares of £0.0001 each were consolidated in a ratio of one for every 20,000, resulting in a revised issued share capital of 214,782,435 ordinary shares of £2 each.
- On 21 November 2005, the Company was re-registered as a public company.
- On 24 November 2005, Britvic plc's share capital was reduced through a court-approved reduction of capital. The nominal value of each share was reduced from £2 to £0.20.
- On 24 November 2005, Britvic plc acceded to the Facility Agreement dated 6 May 2005 as borrower and guarantor as described in paragraph 11 of Part XIV: "Banking Facilities".
- On 29 November 2005, Britvic plc will pay a dividend of £98,500,000 to the Existing Shareholders.

Apart from the above transactions and the issue of shares as described in note 2, the Company has not entered in to any transactions since incorporation.

ERNST & YOUNG

Ernst & Young LLP
1 More London Place
London SE1 2AF

The Directors,
Britvic plc
Britvic House
Broomfield Road
Chelmsford
Essex
CM1 ITU

25 November 2005

Dear Sirs

Britannia Soft Drinks Limited and its subsidiaries — Special Purpose Financial Information for the 52 weeks ended 2 October 2005

We report on the special purpose financial information set out on pages 116 to 143 for the 52 weeks ended 2 October 2005. This has been prepared in accordance with accounting standards endorsed for use by EU entities required to comply with Regulation EC 1606/2002 ("**Accounting standards as adopted for use in the EU**") on the basis described in note 1. As set out in note 1, that basis may differ from the basis applicable if the special purpose financial information for the 52 weeks ended 2 October 2005 comprised the first financial statements of the Company under accounting standards as adopted for use in the EU and from the basis which will be adopted for the 2005 comparative financial information in the Company's 2006 financial statements prepared for the first time under accounting standards as adopted for use in the EU. This report is required by Annex I item 20.1 of the Prospectus Regulation and is given for the purpose of complying with that Annex and for no other purpose.

Responsibility

The Directors of Britvic plc are responsible for preparing the financial information on the basis of preparation set out in note 1 and in accordance with accounting standards as adopted for use in the EU.

It is our responsibility to form an opinion on the financial information, and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of the accounting principles used and significant estimates and judgements made by those responsible for the preparation of the underlying financial information, as well as evaluating the overall financial information presentation and whether the policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary to provide us with sufficient evidence to give reasonable assurance that the financial information for the 52 weeks ended 2 October 2005 is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the financial information for the 52 weeks ended 2 October 2005 gives, for the purposes of the prospectus dated 25 November 2005, a true and fair view of the state of affairs of Britannia Soft Drinks Limited and its subsidiaries as at 2 October 2005 and of its profits, cash flows and recognised income and expense for the 52 weeks then ended in accordance with the basis set out in note 1.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the Prospectus Regulation.

Yours faithfully

Ernst & Young LLP

Consolidated Income Statement for the 52 weeks ended 2 October 2005

	Notes	2005
		£000
Revenue		698,217
Cost of sales		(269,481)
Gross profit		428,736
Selling and distribution costs		(232,311)
Administrative expenses		(125,937)
Profit from continuing operations before tax and finance costs/income		70,488
Profit from continuing operations before exceptional items, tax and finance costs/income		76,267
Exceptional operating items	6	(5,779)
Profit from continuing operations before tax and finance costs/income		70,488
Finance costs	5	(6,594)
Finance income	5	251
Profit before tax		64,145
Income tax expense	7	(20,786)
Profit for the year		43,359
Earnings per share		
— basic and diluted for profit for the year	8	3.53

Consolidated Balance Sheet at 2 October 2005

	Notes	2005
		£000
Assets		
Non-current assets		
Property, plant and equipment	10	231,552
Intangible assets	11	96,674
Trade and other receivables	17	2,383
Deferred income tax assets	7	2,654
		333,263
Current assets		
Inventories	15	37,912
Trade and other receivables	16	101,812
Cash and cash equivalents	18	19,390
		159,114
Total Assets		492,377
Equity And Liabilities		
Issued capital	19	(12,274)
Share premium	20	(25,386)
Share option reserve	20	(810)
Other reserves	20	(7,085)
Retained earnings	20	23,375
Total equity		(22,180)
Non-current liabilities		
Interest bearing loans and borrowings	25	(219,266)
Pension liability	14	(84,600)
		(303,866)
Current liabilities		
Trade and other payables	21	(142,384)
Interest bearing loans and borrowings	25	(13,904)
Non-interest bearing loans and borrowings	26	(2,833)
Income tax payable		(7,210)
		(166,331)
Total Liabilities		(470,197)
Total Equity And Liabilities		(492,377)

Consolidated Statement of Cash Flows for the 52 weeks ended 2 October 2005

	Notes	2005
		£000
Cash flows from operating activities		
Profit from continuing operations before tax and finance costs		70,488
Depreciation		40,799
Amortisation		3,004
Share based payments treated as increase in equity		492
Net pension charge less contributions		(27,047)
(Increase) in inventory		(5,176)
(Increase) in debtors		(7,325)
(Decrease) in creditors		(3,666)
Loss on disposal of property, plant and equipment		3,202
Income tax paid		(18,782)
Net cash flows from operating activities		55,989
Cash flows from investing activities		
Proceeds from sale of property, plant and equipment		69
Interest received		251
Purchase of property, plant and equipment		(51,762)
Acquisition of subsidiary net of cash acquired	12	(4,251)
Net cash flows used in investing activities		(55,693)
Cash flows from financing activities		
Finance costs		(807)
Interest paid		(4,257)
Interest bearing loans received		233,166
Dividends paid to equity holders of the parent		(112,107)
Dividends paid to minority interests		(123,908)
Net cash flows used in financing activities		(7,913)
Net increase in cash and cash equivalents		(7,617)
Cash and cash equivalents at 3 October 2004		27,003
Cash and cash equivalents at 2 October 2005	18	19,386

Consolidated Statement of Recognised Income and Expense for the 52 weeks ended 2 October 2005

	Notes	2005
		£000
Actuarial adjustments on pension liabilities	14	(3,447)
Current tax on actuarial adjustments on pension liabilities		1,034
Deferred tax on revalued buildings		(102)
Deferred tax on share options granted to employees		428
Cost of share-based payments		492
Net expense recognised directly in equity		(1,595)
Profit for the period		43,359
Total recognised income and expense for the period		41,764

1 Basis of Preparation

Following admission to trading on a regulated market, Britvic plc will be required to prepare statutory financial statements which comply with International Financial Reporting Standards as adopted for use in the EU (**"IFRS"**) in respect of its financial year, ending 1 October 2006, (the **"2006 financial statements"**) and subsequently. As a company seeking admission, Britvic plc is required to present certain historical financial information in its prospectus on a basis consistent with the accounting policies to be adopted in the financial statements for its next financial year.

In addition to financial information under UK GAAP for the four financial years ended 28 September 2002, 27 September 2003, 3 October 2004 and 2 October 2005, the Directors of Britvic plc (the **"Directors"**) have prepared financial information for the year ended 2 October 2005 (the **"underlying financial statements"**) on the basis expected to be applicable, insofar as this is currently known, to comparative information prepared for inclusion in the first consolidated financial statements of the Company prepared in accordance with IFRS. The financial information of Britannia Soft Drinks Limited forms the basis for this comparative information.

When the 2006 financial statements are prepared, they will be the first financial statements prepared by Britvic plc in accordance with IFRS and as such will take account of the requirements and options in IFRS 1 (First-time Adoption of IFRS) as they relate to the 2005 comparatives included therein.

Note 3 below describes how, in preparing the underlying financial statements, the Directors have applied IFRS under the first-time adoption provisions set out in IFRS 1 and the assumptions they have made about the standards and interpretations expected to be effective and the policies they expect to adopt in the 2006 financial statements.

However, certain of the requirements and options in IFRS 1 relating to comparative financial information presented on first time adoption may result in a different application of accounting policies in the 2005 restated financial information to that which would apply if the 2005 financial statements were the first financial statements of the Company prepared in accordance with IFRS and, if there are subsequent changes to the Standards or Interpretations applicable to the 2006 financial statements, the 2005 restated financial information may require adjustment before constituting the comparative financial information to be included in those 2006 financial statements. Furthermore, the Directors of the Company may, in drawing up the 2006 financial statements, make different choices from those which they have assumed in preparing the underlying financial statements with respect to the options in IFRS 1.

Britvic plc is not required by the Prospectus Rules of the Financial Services Authority to prepare, for inclusion in its prospectus, financial information in accordance with IFRS for any financial period commencing before 1 January 2004. Accordingly, the Directors have elected not to prepare comparative amounts to accompany the underlying financial statements from which the 2005 restated financial information has been compiled. As a result, the 2005 restated financial information does not include comparative financial information and is therefore not a complete set of financial statements in accordance with IFRS.

The underlying financial statements have been prepared in accordance with the recommendations of CESR for the consistent implementation of the European Commission's Regulation on Prospectuses 809/2004 (CESR/05-054b) as to the presentation of one-year information in prospectuses for entities transitioning to IFRS.

2 General Information

Britannia Soft Drinks Limited is a company incorporated in the United Kingdom under the Companies Act 1985. Britannia Soft Drinks Limited and its subsidiaries (together the **"BSD Group"**) operate in the soft drinks manufacturing and distribution industry, principally in the United Kingdom. The financial information is derived from the audited consolidated financial statements of Britannia Soft Drinks Limited for the 52 weeks ended 2 October 2005 to which no adjustment was considered necessary.

The operating companies of the BSD Group are disclosed within note 23.

3 Statement of Compliance and Summary of Significant Accounting Policies

The financial information has been prepared on the basis of applicable IFRS, including all International Accounting Standards (IAS), Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) and published by 2 October 2005. These include IFRS endorsed by the EU and those awaiting formal endorsement, as applicable to the 2006 financial statements. As permitted, the BSD Group has also early adopted the amendment to IAS 19 "Employee Benefits" published in December 2004.

IFRS 1, First-time Adoption of International Financial Reporting Standards, has been applied in preparing this financial information. The BSD Group has taken the following exemptions available under IFRS 1:

(a) Not to restate the comparative information disclosed in the 2006 financial statements (being the financial statements for the 52 weeks ended 2 October 2005) in accordance with IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'.

(b) Not to restate business combinations occurring before 4 October 2004.

(c) To recognise all actuarial gains and losses on pensions and other post-retirement benefits directly in shareholders' equity at 4 October 2004. This is consistent with the BSD Group's adoption of FRS 17 'Retirement Benefits'.

(d) To retain UK GAAP carrying values of property plant and equipment, including revaluations, as deemed cost at transition.

(e) Not to apply IFRS 2 'Share-based Payments' to grants of equity instruments on or before 7 November 2002 that had vested prior to 1 January 2005.

The disclosures required by IFRS 1 First-time Adoption of International Financial Reporting Standards are given in notes 28, 29 and 30.

The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements are presented in sterling and all values are rounded to the nearest thousand except where otherwise indicated.

Basis of Consolidation

The consolidated financial information incorporates the financial information of Britannia Soft Drinks Limited and the entities controlled by Britannia Soft Drinks Limited (its subsidiaries).

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (discount on acquisition) is credited to the income statement in the period of acquisition.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

The BSD Group financial statements consolidate the accounts of Britannia Soft Drinks Limited and all its subsidiary undertakings drawn up to 2 October 2005. The acquisition method of accounting has been used, under which the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal.

Britannia SD Holdings Limited was incorporated on 27 October 2005 and changed its name to Britvic plc on 21 November 2005. Britvic plc is the entity whose shares will be listed on the Official List of the Financial Services Authority and admitted to trading on the London Stock Exchange. The BSD Group, to which this financial information relates, became a subsidiary of Britannia SD Holdings Limited in accordance with the Share Exchange Agreement dated 18 November 2005 for the transfer of the entire issued share capital of Britannia Soft Drinks Limited to Britannia SD Holdings Limited in consideration for the issue of fully paid up ordinary shares of Britannia SD Holdings Limited to the Existing Shareholders. This consideration was paid in proportion to the Existing Shareholders' interests in Britannia Soft Drinks Limited. Upon stamping of the relevant stock transfer forms, Britvic plc will be the registered holder of the entire issued share capital of Britannia Soft Drinks Limited.

The group reorganisation between Britvic plc and the BSD Group is a transaction between entities under the common control of the Existing Shareholders and will be accounted for as such in the Group financial statements for the 52 weeks ending 1 October 2006.

Segmental Reporting

A business segment is a distinguishable component of the BSD Group engaged in providing products and services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products and services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments. Segment reporting reflects the internal management structure and the way the business is managed.

Revenue Recognition

Revenue is the value of sales, excluding transactions with or between wholly owned subsidiaries, and after deduction of sales related discounts, value added tax and other sales-related taxes. Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount can be measured reliably.

Sales related discounts are calculated based on the expected amounts necessary to meet claims by the BSD Group's customers in respect of these discounts and rebates.

Property, Plant and Equipment

Property plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, on a straight-line basis, over the useful economic life of that asset as follows:

Plant and machinery	3 to 20 years
Equipment in retail outlets	5 to 10 years
Vehicles	5 to 7 years
Other fixtures and fittings	3 to 7 years

Land is not depreciated.

Freehold properties are depreciated over 50 years.

Leasehold properties are depreciated over 50 years, or over the unexpired lease term when this is less than 50 years.

Gains and losses on disposals are determined by comparing proceeds with carrying amount, and are included in the Income Statement.

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of acquisition over the BSD Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary, associate or jointly controlled entity at the date of acquisition. Negative goodwill is recognised immediately in the Income Statement.

Following initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill is not amortised.

Goodwill is reviewed for impairment at least annually. As at the acquisition date, any goodwill acquired is allocated to the BSD Group of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the BSD Group of cash-generating units to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised immediately in the Income Statement and is not subsequently reversed.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets

Intangible assets acquired separately from a business are capitalised at cost. Intangible assets acquired as part of an acquisition of a business are capitalised at fair value at the date of acquisition.

The useful lives of intangible assets are assessed to be either finite or indefinite. Amortisation is charged on assets with finite lives on a straight line basis over a period appropriate to the asset's useful life.

The carrying values of intangible assets with finite lives are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Software Costs

Acquired computer software licences and software developed in-house are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of 3 to 7 years.

Research and development costs

Research costs are expensed as incurred. Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured. Any expenditure carried forward is amortised in line with the expected future sales from the related project.

The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use, and otherwise when events or changes in circumstances indicate that the carrying value may not be recoverable.

Impairment of Assets

Assets with finite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Inventories and Work in Progress

Inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing inventories to their present location and condition. Cost is determined using the weighted average cost method. Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Share-Based Payments

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by an external valuer using a binomial model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("vesting date"). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that, in the opinion of the directors of the BSD Group and based on the best available estimate, at that date, of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

The BSD Group has taken advantage of the transitional provisions of IFRS 2 in respect of equity-settled awards and has applied IFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested before 1 January 2005.

Deferred Income Tax

Deferred tax assets and liabilities are recognised in respect of all temporary differences between the tax base and carrying value of assets and liabilities. Those temporary differences recognised include accelerated capital allowances, unrelieved tax losses, gains rolled over into replacement assets, gains on previously revalued properties and other short-term temporary differences.

Deferred tax assets are recognised to the extent that it is regarded as probable that the deductible temporary differences can be utilised. The recoverability of all deferred tax assets is reassessed at each balance sheet date.

Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled.

Pensions

Under defined benefit pension plans, plan assets are measured at fair value and plan liabilities are measured on an actuarial basis, using the projected unit credit method and discounted at an interest rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the plan liabilities.

The service cost of providing pension benefits to employees for the year is charged to the income statement. The cost of making improvements to pensions is recognised in the income statement on a straight line basis over the period during which the increase in benefits vests. To the extent that the improvements in benefits vest immediately, the cost is recognised immediately. These costs are recognised as an expense.

A charge representing the unwinding of the discount on the plan liabilities during the year is included within administrative expenses.

A credit representing the expected return on the plan assets during the year is included within administrative expenses. This credit is based on the market value of the plan assets, and expected rates of return, at the beginning of the year.

Actuarial gains and losses may result from: differences between the expected return and the actual return on plan assets; differences between the actuarial assumptions underlying the plan liabilities and actual experience during the year; or changes in the actuarial assumptions used in the valuation of the plan liabilities. Actuarial gains and losses, and taxation thereon, are recognised in the consolidated statement of recognised income and expense.

For defined contribution plans, contributions payable for the year are charged to the income statement as an operating expense.

Employee Benefits

Wages, salaries, bonuses, paid annual leave and sick leave are accrued in the year in which the associated services are rendered by the employees of the BSD Group.

Provisions

Provisions are recognised when the BSD Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the BSD Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the BSD Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between the finance element, which is charged to the Income Statement using the effective interest rate method, and the capital element which reduces the outstanding obligation for future instalments.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

Lease incentives received are credited to the income statement on a straight line basis over the term of the leases to which they relate.

Cash and Cash Equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less, which are readily convertible into known amounts of cash and subject to insignificant risk of changes in value. Bank overdrafts repayable on demand are a component of cash equivalents.

Trade and Other Receivables

Trade receivables are recorded at their original amount less an allowance for any doubtful accounts.

An allowance for doubtful accounts is made when collection of the full amount is no longer considered probable.

Interest Bearing Loans and Borrowings

Borrowings are stated as proceeds received less any unamortised issue costs.

Finance charges are charged to the income statement using an effective interest rate method. Finance costs not settled in the period are included within the outstanding loan balance.

Derivative Financial Instruments

As the BSD Group has opted not to adopt IAS 39 in the comparative periods, the accounting policy below relates to UK GAAP and is applied for the period to 2 October 2005.

The BSD Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The BSD Group does not use forward foreign currency contracts for speculative purposes.

For a forward foreign currency contract to be treated as a hedge, the following criteria must be met:

- the instrument must be related to a contracted foreign currency commitment;
- it must involve the same currency as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the BSD Group's operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities, or where the instrument is used to hedge a committed future transaction, are not recognised until the transaction occurs.

Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to net interest income or expense over the period of the contract.

Foreign Currencies

Functional and Presentation Currency

The consolidated financial information is presented in pounds sterling, which is the BSD Group's functional and presentation currency.

Transactions and Balances

Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction or at the contracted rate if the transaction is covered by a forward foreign currency contract. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date or if appropriate at the forward contract rate. All differences are taken to the income statement.

IFRSs and IFRIC Interpretations Not Yet Effective

The BSD Group has not applied the following IFRSs and IFRIC Interpretations, which will be applicable to the BSD Group, that have been issued but are not yet effective:

- IFRS 7 Financial Instruments: Disclosures; and
- IFRIC 4 Determining whether an Arrangement contains a Lease.

4 Segmental Information

The Directors consider that the BSD Group has only one geographic segment and one business segment being the manufacture and sale of soft drinks. The Directors consider that the risks and returns of the BSD Group's products are similar in nature.

5 Revenues and Expenses

Finance (costs)/income

	2005
	£000
Bank loans and overdrafts	(6,594)
Total finance costs	(6,594)
Bank interest receivable	251
Total finance income	251

Depreciation, amortisation, operating lease expenses, auditors' remuneration and costs of inventories included in consolidated income statement

	2005
	£000
Costs of inventories	(269,481)
Auditors' remuneration — audit services	(156)
Auditors' remuneration — non-audit services	(1,899)
Depreciation	(40,799)
Amortisation of intangibles	(3,004)
Operating lease expenses	(10,211)

Employee benefits expense

	2005
	£000
Wages and salaries	(88,204)
Social security costs	(8,694)
Pension costs	(13,419)
Expense of share based payments and employee profit share scheme	(4,358)
	(114,675)

The average monthly number of employees during the period was made up as follows:

	2005
	No.
Distribution	578
Production	1,255
Sales and marketing	841
Administration	368
	3,042

Research and development costs

Research and development costs consist of £1,152,000 charged as an expense in the income statement.

6 Exceptional Operating Items

	2005
	£000
Costs incurred in relation to planned listing on the London Stock Exchange	(5,779)

7 Income Tax

Major components of income tax expense for the period ended 2 October 2005 are:

	2005
	£000
Consolidated income statement	
Current income tax	
Current income tax charge	(12,469)
Adjustments in respect of current income tax of previous years	(975)
Total current income tax	(13,444)
Deferred income tax	
Relating to origination and reversal of temporary differences	(1,502)
Relating to movements on IAS 19 pension deficit	(7,080)
Adjustments in respect of deferred income tax of previous years	1,240
Total deferred tax	(7,342)
Income tax expense reported in consolidated income statement	(20,786)
Consolidated statement of changes in equity	
Current tax on pension liabilities	1,034
Deferred tax on revalued buildings	(102)
Deferred tax on share options granted to employees	428
Income tax benefit reported in equity	1,360

A reconciliation of the income tax expense applicable to the accounting profit before income tax at the statutory income tax rate to income tax expense at the BSD Group's effective income tax rate for the period ended 2 October 2005 is as follows:

	2005
	£000
Accounting profit before income tax	64,145
At Britannia Soft Drinks Limited statutory income tax rate of 30%	(19,244)
Adjustments in respect of current income tax of previous years	(975)
Expenditure not allowable for income tax purposes	(2,028)
Capital allowances	841
Pension liability	7,080
Other differences	882
At effective income tax rate of 19.3%	(13,444)

Deferred income tax

Deferred income tax at 2 October 2005 relates to the following:

	2005	
	Consolidated balance sheet	Consolidated income statement
	£000	*£000*
Deferred income tax liabilities		
Accelerated capital allowances for tax purposes	(23,414)	(944)
Intangible assets	(320)	(320)
Other	(1,736)	80
Deferred income tax assets		
Employee incentive plan	2,744	(318)
Post employment benefits	25,380	(7,080)
Deferred income tax from prior years	—	1,240
Deferred income tax charge	—	(7,342)
Net deferred income tax asset	2,654	

There are no income tax consequences attaching to the payment of dividends by Britannia Soft Drinks Limited to the Existing Shareholders.

8 Earnings per Share

Basic earnings per share amounts are calculated by dividing profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

The following reflects the income and share data used in the total operations basic and diluted earnings per share computations:

	2005
	£000
Profit attributable to equity holders from continuing operations	43,359
	2005
	(Thousands)
Weighted average number of ordinary shares for basic and diluted earnings per share	12,274

The earnings per share calculation is based on income and share data of the BSD Group and not of Britvic plc.

9 Dividends Paid and Proposed

	2005
	£000
Declared and paid during the year:	
Equity dividends on ordinary shares:	
Final dividend for 2004: 270.35p per share	(33,183)
First dividend for 2005: 1,539.84p per share	(189,000)
Interim dividend for 2005: 112.69p per share	(13,832)
	(236,015)

10 Property, Plant and Equipment

	Freehold land and buildings	Leasehold land and buildings	Plant and machinery	Fixtures, fittings, tools and equipment	Total
	£000	*£000*	*£000*	*£000*	*£000*
At 4 October 2004, net of accumulated depreciation	46,497	14,370	78,836	95,170	234,873
Additions	185	211	17,161	20,529	38,086
Acquisition of subsidiary	1,565	—	1,084	13	2,662
Disposals at cost	—	—	(1,079)	(24,913)	(25,992)
Depreciation eliminated on disposals	—	—	1,014	21,708	22,722
Depreciation charge for the year	(772)	(432)	(17,789)	(21,806)	(40,799)
At 2 October 2005, net of accumulated depreciation	47,475	14,149	79,227	90,701	231,552
At 4 October 2004					
Cost	49,941	16,423	177,735	206,764	450,863
Accumulated depreciation and impairment	(3,444)	(2,053)	(98,899)	(111,594)	(215,990)
Net carrying amount	46,497	14,370	78,836	95,170	234,873
At 2 October 2005					
Cost	51,691	16,634	194,901	202,393	465,619
Accumulated depreciation and impairment	(4,216)	(2,485)	(115,674)	(111,692)	(234,067)
Net carrying amount	47,475	14,149	79,227	90,701	231,552

11 Intangible Assets

	Software costs	Goodwill	Total
	£000	£000	£000
Cost as at 4 October 2004 net of accumulated amortisation	19,355	76,452	95,807
Additions	8,822	1,749	10,571
Adjustment to cost of business combinations	—	(6,700)	(6,700)
Amortisation	(3,004)	—	(3,004)
At 2 October 2005	25,173	71,501	96,674
At 4 October 2004			
Cost (gross carrying amount)	21,965	185,720	207,685
Accumulated amortisation and impairment	(2,610)	(109,268)	(111,878)
Net carrying amount	19,355	76,452	95,807
At 2 October 2005			
Cost (gross carrying amount)	30,787	180,769	211,556
Accumulated amortisation and impairment	(5,614)	(109,268)	(114,882)
Net carrying amount	25,173	71,501	96,674

Software costs are capitalised at cost. This intangible asset has been assessed as having a finite life as at 2 October 2005 and is amortised under the straight-line method over a period of 3 to 7 years. This asset is tested for impairment where an indicator of impairment arises.

On 15 August 2002, the Group acquired the UK and Republic of Ireland businesses of the energy drink "Red Devil" for a consideration of £11,140,000 including expenses. The consideration included deferred consideration of £6,700,000. The exact amount payable was dependent on future sales volumes, and the amount accrued was based on the Directors' best estimate of forecast sales at the time.

Upon review at 2 October 2005 it is not considered likely that the deferred income will become payable, therefore the consideration and goodwill have been revised downwards accordingly.

12 Business Combination

Acquisition of trade and assets of Benjamin Shaw and Sons Limited

During November 2004, the BSD Group acquired the trade and assets of Benjamin Shaw and Sons Limited, an unlisted company based in Huddersfield specialising in the bottling of mineral water.

The fair value of the identifiable assets and liabilities of Benjamin Shaw and Sons Limited as at the date of acquisition are:

	Recognised on acquisition	Carrying value
	£000	£000
Property, plant and equipment	2,662	2,662
Trade and other receivables	318	318
Inventories	199	199
	3,179	3,179
Trade and other payables	(677)	(677)
Deferred tax liabilities	—	—
	(677)	(677)
Fair value of net assets	2,502	2,502
Goodwill arising on acquisition	1,749	
	4,251	

Consideration:

	£000
Cash paid	(3,850)
Costs associated with the acquisition	(401)
Total consideration	(4,251)

The cash outflow on acquisition is as follows:

	£000
Net cash acquired with the subsidiary	—
Cash paid	(4,251)
Net cash outflow	(4,251)

From the date of acquisition, the assets purchased have contributed £561,000 to the net profit of the BSD Group.

13 Impairment Testing of Indefinite Lived Goodwill

Goodwill acquired through business combinations has been allocated to 6 individual cash-generating units for impairment testing as follows:

- Orchid;
- Red Devil;
- Tango;
- Robinsons;
- Britvic Soft Drinks Business; and
- Water Business.

Red Devil cash-generating unit

The recoverable amount of the Red Devil unit has been determined based on a value in use calculation. To calculate this, cash flow projections are based on financial budgets approved by senior management covering a one year period. The discount rate applied to cash flow projections is 8 per cent and cash flows beyond the one year period are extrapolated using a 0 per cent growth rate.

Orchid cash-generating unit

The recoverable amount of the Orchid unit is also determined based on a value in use calculation using cash flow projections based on financial budgets approved by management covering a one year period. The discount rate applied to the cash flow projections is 8 per cent. The growth rate used to extrapolate the cash flows of the Orchid unit beyond the one year period is 0 per cent.

Tango cash-generating unit

The recoverable amount of the Tango unit is determined based on a value in use calculation using cash flow projections based on financial budgets approved by management covering a one year period. The discount rate applied to the cash flow projections is 8 per cent. The growth rate used to extrapolate the cash flows of the Tango unit beyond the one year period is 0 per cent.

Robinsons cash-generating unit

The recoverable amount of the Robinsons unit is determined based on a value in use calculation using cash flow projections based on financial budgets approved by management covering a one year period. The discount rate applied to the cash flow projections is 8 per cent. The growth rate used to extrapolate the cash flows of the Robinsons unit beyond the one year period is 0 per cent.

Britvic Soft Drinks Limited cash-generating unit

The recoverable amount of the Britvic Soft Drinks' unit is determined based on a value in use calculation using cash flow projections based on financial budgets approved by management covering a one year period. The discount rate applied to the cash flow projections is 8 per cent. The growth rate used to extrapolate the cash flows of the Britvic Soft Drinks' unit beyond the one year period is 0 per cent.

Water cash-generating unit

The recoverable amount of the Water unit is determined based on a fair value less costs to sell, as the business was acquired during the current financial year.

Carrying amount of goodwill at 2 October 2005

	Red Devil	Orchid	Tango	Robinsons	BSD	Water	Total
	£000	*£000*	*£000*	*£000*	*£000*	*£000*	*£000*
Carrying amount of goodwill	2,072	12,398	8,875	38,559	7,848	1,749	71,501

Key assumptions used in value in use calculation of Red Devil, Orchid, Tango and Robinsons and Britvic Soft Drinks Units for 2 October 2005

The following describes each key assumption on which management has based its cash flow projections to undertake impairment testing of goodwill.

Budgeted marginal contribution — the basis used to determine the value assigned to the budgeted marginal contributions is the marginal contribution achieved in the year immediately before the budgeted year, adjusted for known changes.

Advertising and promotional spend — the basis used to determine the value assigned to the budgeted advertising and promotional spend is the spend in the year immediately before the budgeted year adjusted for known changes.

Raw materials price, production and distribution costs, selling costs and other overhead inflation — the basis used to determine the value assigned to inflation is forecast consumer price indices of 2 per cent during the budget period.

Key assumptions used in fair value calculation of Water unit for 2 October 2005

The acquisition price paid for the Water unit during the current financial period is used as fair value as it reflected an arm's length transaction between knowledgeable and willing parties. An estimate of costs of disposal has been deducted from this fair value.

14 Employee Benefits

Pensions and other post-employment benefit plans

The Group operates a pension scheme, the Britvic Pension Plan (the "**Scheme**"), which has both a defined benefit fund and a defined contribution fund. The defined benefit section of the Scheme was closed to new joiners on 1 August 2002, and since this date new employees have been eligible to join the defined contribution section of the Scheme. The funds are administered by trustees and are independent of the BSD Group's finances. Contributions are paid into the funds in accordance with the recommendations of an independent actuary. The latest valuation for contribution purposes was carried out as at 30 September 2004. As a result of the full actuarial valuation at 31 March 2004, further contributions of £30 million in March 2005 and £20 million in December 2005 and an annual contribution of £10 million in December 2005 to 2010 are being made in order to eliminate the deficiency in the scheme arising at that time.

The amount recognised as an expense in relation to the defined contribution scheme in the income statement for 2005 was £919,000.

The following tables summarise the components of net benefit expense recognised in the consolidated income statement and the funded status and amounts recognised in the consolidated balance sheet for the Scheme.

Net benefit expense

	£000
Current service cost	(11,100)
Past service cost	(100)
Interest cost on benefit obligation	(19,600)
Expected return on plan assets	18,300
Net benefit expense	(12,500)

The net benefit expense detailed above is all recognised in arriving at net profit from continuing operations before tax and finance costs/income and is included within cost of sales, selling and distribution costs and administration expenses.

	£000
Actual return on plan assets	46,300

Actuarial losses of £3,447,000 have been recognised in the Consolidated Statement of Recognised Income and Expense.

Benefit asset/(liability)

	£000
Present value of benefit obligation	(412,200)
Fair value of plan assets	327,600
Net liability	(84,600)

Movements in the present value of benefit obligation during the period ended 2 October 2005 are as follows:

	£000
At 4 October 2004	(352,100)
Current service cost	(11,100)
Past service cost	(100)
Member contributions	(4,800)
Interest cost on benefit obligation	(19,600)
Benefits paid	9,200
Actuarial gains and losses	(33,700)
At 2 October 2005	(412,200)

The current service cost excludes contributions made by employees of £2,500,000.

Movements in the fair value of plan assets during the period ended 2 October 2005 are as follows:

	£000
At 4 October 2004	243,900
Expected return on plan assets	18,300
Actuarial gains and losses	30,253
Employer contributions	39,547
Member contributions (including age related rebates)	4,800
Benefits paid	(9,200)
At 2 October 2005	327,600

Fair value of Scheme assets at 2 October 2005:

	%	£000
Equities and real estate	61	199,836
Bonds and gilts	38	124,488
Cash	1	3,276
Total	100	327,600

The principal assumptions used in determining pension and post-employment benefit obligations for the BSD Group's plans are shown below:

	%
Discount rate	5.00
Rate of compensation increase	4.30
Expected long term return on plan assets	6.95

To develop the expected long term rate of return on assets assumption, the BSD Group considered the level of expected returns on risk free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long term rate on assets assumption for the portfolio.

15 Inventories

	2005
	£000
Raw materials	9,705
Finished goods	6,269
Consumable stores	20,975
Returnable bottles and cases	963
Total inventories at lower of cost and net realisable value	37,912

The BSD Group wrote down the value of stocks by £1,224,000 at 2 October 2005. The charge for the period is included within costs of inventories in note 5.

16 Trade and Other Receivables (Current)

	2005
	£000
Trade receivables	85,492
Other receivables	2,466
Prepayments	13,854
	101,812

17 Trade and other receivables (non-current)

	2005
	£000
Prepayments	2,383
	2,383

This amount relates to the un-amortised element of lease premiums paid on inception of operating leases.

18 Cash and Cash Equivalents

	2005
	£000
Cash at bank and in hand	19,390
	19,390

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and one month depending on the immediate cash requirements of the BSD Group, and earn interest at the respective short-term deposit rates. The fair value of cash and cash equivalents is £19,390,000.

At 2 October 2005, the BSD Group had available £96,100,000 of undrawn committed borrowing facilities in respect of which all conditions precedent had been met.

For the purposes of the consolidated cash flow statement, cash and cash equivalents comprise the following at 2 October 2005:

	2005
	£000
Cash at bank and in hand	19,390
Bank overdrafts	(4)
	19,386

19 Issued Capital and Reserves

	2005
	£000
Authorised	
Ordinary shares of £1 each	(15,748)

	2005
	£000
Ordinary shares Issued and fully paid	
At 4 October 2004 and 2 October 2005 — ordinary shares of £1 each	(12,274)

The ordinary shares carry voting rights of one vote per share. There are no restrictions placed on the distribution of dividends, or the return of capital on a winding up or otherwise.

20 Statement of changes in equity for the period ended 2 October 2005

	Attributable to equity holders of the parent					
	Share option reserve	Issued Capital	Retained earnings	Share premium reserve	Other reserves	Total equity
	£000	£000	£000	£000	£000	£000
At 4 October 2004	(318)	(12,274)	(171,266)	(25,386)	(7,187)	(216,431)
Profit for the period	—	—	(43,359)	—	—	(43,359)
Actuarial adjustments on pension liabilities	—	—	3,447	—	—	3,447
Current tax on pension liabilities	—	—	(1,034)	—	—	(1,034)
Deferred tax on revalued buildings	—	—	—	—	102	102
Deferred tax on share options granted to employees	—	—	(428)	—	—	(428)
Cost of share-based payments	(492)	—	—	—	—	(492)
Total recognised income and expense for the year	(492)	—	(41,374)	—	102	(41,764)
Equity dividends	—	—	236,015	—	—	236,015
At 2 October 2005	(810)	(12,274)	23,375	(25,386)	(7,085)	(22,180)

Nature and purpose of other reserves

The share premium reserve is used to record the excess of proceeds over nominal value on the issue of shares.

Deferred tax adjustments made during the year to retained earnings relate to deferred tax arising under IFRS on pension actuarial losses and deferred tax arising on the cost of share options granted to employees under IFRS.

Other reserves includes a capital redemption reserve, which records the nominal value of shares redeemed by Britannia Soft Drinks Limited, and a revaluation reserve, arising under UK GAAP, prior to the transition to IFRS.

Deferred tax adjustments made during the year to other reserves relate to deferred tax arising under IFRS on qualifying buildings, to reflect previous downward revaluations.

21 Trade and Other Payables (Current)

	2005
	£000
Trade payables	(83,110)
Amounts owed to Group undertakings	(71)
Other payables	(16,417)
Accruals and deferred income	(31,090)
Other taxes and social security	(11,696)
	(142,384)

22 Commitments and Contingencies

Operating lease commitments

Future minimum lease payments under non-cancellable operating leases are as follows at 2 October 2005:

	Land and buildings	Other	Total
	£000	£000	£000
Within one year	3,039	4,853	7,892
After one year but not more than five years	10,527	5,360	15,887
More than five years	38,998	—	38,998
	52,564	10,213	62,777

Capital commitments

At 2 October 2005, the BSD Group has commitments of £3,277,000 relating to the acquisition of new plant and machinery.

Contingent liabilities

The BSD Group has the following contingent liabilities at 2 October 2005:

The BSD Group has assigned its interest in certain leasehold properties to other tenants. It remains liable for rentals due to the landlord for any defaults on the part of these tenants. It is not practicable to estimate the amount or timing of rentals that may default. However, the Directors do not expect that any potential default would result in a material claim against the BSD Group.

23 Related Party Disclosures

The consolidated financial statements include the financial statements of Britannia Soft Drinks Limited and the subsidiaries listed in the table below. Particulars of dormant subsidiaries which do not materially affect the BSD Group results have been excluded.

Name	Country of incorporation	% equity interest
Britvic Holdings Limited	UK	100
Britvic International Limited	UK	100
Britvic Soft Drinks Limited	UK	100
Robinsons Soft Drinks Limited	UK	100
Orchid Soft Drinks Limited	UK	100
Red Devil Energy Drinks Limited	UK	100

The Directors consider the ultimate parent undertaking to be InterContinental Hotels Group PLC, whose financial statements include the results of Britannia Soft Drinks Limited. The financial statements of InterContinental Hotels Group PLC are available from their registered office at 67 Alma Road, Windsor, Berkshire SL4 3HD.

During the period the BSD Group entered into transactions in the ordinary course of business with significant shareholders (InterContinental Hotels Group PLC, Whitbread Group PLC and Pernod Ricard S.A.). Transactions entered into and balances outstanding at 2 October 2005 are as follows:

	2005
	£000
Amounts due from significant shareholders	60
Turnover from significant shareholders	8,266

Sales to related parties are made on arm's length terms.

Transactions with other related parties

Directors Emoluments

In the 52 weeks ended 2 October 2005, only one director, Paul Moody, received any emoluments.

The emoluments and pension benefits of Paul Moody were as follows:

	2005
	£000
Basic salary and fees	244
Bonuses	231
Benefits	7
Total emoluments	482
Accrued pension benefit	63

Directors' Pension Benefits

The following director who held office during the period ended 2 October 2005 had accrued entitlements under the Britvic Pension Plan as follows:

	Accumulated accrued pension at 3 Oct 2004	Accumulated accrued pension at 2 Oct 2005	Increase in accrued pension during the period	Increase in accrued pension during the year after removing the effects of inflation	Transfer value of increase, after removing the effects of inflation less director's contribution
	£	£	£	£	£
P S Moody — Britvic Pension Plan	29,200	33,800	4,600	3,700	86,900
P S Moody — Britvic Executive Top-up Scheme	23,800	29,100	5,300	4,600	97,900

The pension entitlement shown is that which would be paid annually on retirement, based on the service to the end of the period.

The transfer value as at date of retirement of Mr P S Moody's accrued benefits at the end of each period is as follows:

	2 Oct 2005
	£
P S Moody — Britvic Pension Plan	388,500
P S Moody — Britvic Executive Top-up Scheme	333,400

	2 Oct 2005
	No.
Number of Directors accruing benefits under:	
Defined benefit schemes	1

Directors' Interests

Directors in office as at 2 October 2005 who received remuneration from Britannia Soft Drinks Limited had the following interests in the ordinary shares of InterContinental Hotels Group PLC (the ultimate parent undertaking) at 2 October 2005.

P S Moody (Appointed 31 December 2003) 11,360

In the case of Mr P S Moody, these InterContinental Hotels Group PLC shares are held under the Britvic Share Incentive Plan.

The Britvic Share Incentive Plan (an employee profit share scheme) has two elements. The 'Shares in Success' element of the scheme will normally make an annual award of InterContinental Hotels Group shares based on the performance of Britvic Soft Drinks Limited over the previous financial year and are free to eligible employees. Each allocation of shares takes place once a tax year and the award will be shares up to 5% of salary earned in the previous financial year, subject to a £3,000 maximum. These shares are held in a trust. Employees will be invited to participate in Shares in Success provided they were employed by Britvic Soft Drinks Limited during the previous financial year, and are still an employee on the award date. The Buy As You Earn element of the scheme is a share buying plan where employees can buy ordinary shares in InterContinental Hotels Group PLC out of their gross salary. Employee contributions are held in a trust and are used to buy shares in InterContinental Hotels Group PLC. All employees are entitled to participate in Buy As You Earn as soon as they are employed.

Directors' Options in ordinary shares in InterContinental Hotels Group PLC at 2 October 2005

Certain directors participate in the Executive Share Option Plan of the ultimate parent undertaking, InterContinental Hotels Group PLC. Grants of options under the scheme are normally made annually and except in exceptional circumstances, will not, in any year, exceed three times annual salary for executive directors.

A performance condition has to be met before options can be exercised. The performance condition is set by the InterContinental Hotels Group Remuneration Committee.

The cost in relation to the exercise of options is borne by InterContinental Hotels Group PLC.

The following tables provide information on options held by the director in office as at 2 October 2005 who received remuneration from Britannia Soft Drinks Limited:

	At 3 Oct 2004	Granted during Period	Lapsed	Exercised	At 2 Oct 2005	Weighted Average Option Price	Option Price
P S Moody	172,606						
		52,130					619.83
A				51,127	—	—	
B					173,609	512.18	
	172,606	52,130	—	51,127	173,609	512.18	

Shares under option at the end of the period are designated as:

A — where the options are exercisable and the market price was above the option price.

B — where the options are not exercisable.

The closing market value share price on 2 October 2005 was 717p per share. The highest and lowest market prices during the year were 775p and 612p per share.

Options above granted during the period under the InterContinental Hotels Group Executive Share Option Plan are exercisable between 2007 and 2014.

Gains made on exercise of options during the period were as follows:

	Exercise Date	Options Exercised	Option Price	Market price	Gain/(Loss)
					£
P S Moody	28.7.05	51,127	349.13	723.94	191,629
		51,127			191,629

With the exception of Mr P S Moody all of the directors who held office on 2 October 2005 resigned on or before 24 November 2005.

24 Derivatives and other financial instruments

The BSD Group's financial instruments comprise cash and borrowings. With the exception of analysis of currency exposures, the disclosures below exclude short-term debtors and creditors.

The main risks arising from the BSD Group's financial instruments are foreign currency risk, commodity price risk and interest rate risk. The board of directors review and agree policies for managing these risks as summarised below.

Foreign currency risk

The BSD Group has transactional exposures arising from purchases of prime materials and commercial assets in currencies other than the functional currency of the Group. Such purchases are made in the currencies of US dollars and euros. For financial years up to and including the period ended 2 October 2005, the BSD Group has hedged 75% of forecast exposures 12 months in advance using forward foreign exchange contracts. 100% of known expenses are hedged in the same way.

Commodity price risk

The main commodity price risk arises in the purchases of prime materials, being PET, sugar, cans and frozen concentrated orange juice. Where it is considered commercially advantageous, the BSD Group enters into fixed price contracts with suppliers to hedge against unfavourable commodity price changes.

Interest rate risk

The Group borrows in desired currencies at both fixed and floating rates of interest and then uses interest rate swaps to generate the desired interest rate profile and to manage the BSD Group's exposure to interest fluctuation. At 2 October 2005, £100,000,000 of the BSD Group's borrowings were at fixed rates after taking account of interest rate swaps.

Interest rate profile of financial assets

	Fixed rate financial assets	Floating rate financial assets	Non-interest bearing financial assets	Total
	£000	£000	£000	£000
At 2 October 2005				
Sterling	—	—	21,773	21,773
Total	—	—	21,773	21,773

Included above is £2,380,000 relating to the un-amortised element or lease premiums paid on inception of operating leases and cash of £19,390,000.

Interest rate profile of financial liabilities

	Fixed rate financial liabilities	Floating rate financial liabilities	Non-interest bearing financial liabilities	Total
	£000	£000	£000	£000
At 2 October 2005				
Sterling	(100,000)	(119,266)	—	(219,266)
Total	(100,000)	(119,266)	—	(219,266)

The amounts shown in the table above take into account the interest rate swap used to manage the interest rate profile of financial liabilities.

Borrowing facilities

The BSD Group has various borrowing facilities available to it. The undrawn committed facilities available in respect of which all conditions precedent had been met at that date are as follows:

	2005
	£000
Expiring in one year or less	16,100
Expiring in one to two years	—
Expiring in more than two years	80,000
	96,100

Currency exposures

The table below shows the BSD Group's transactional (i.e. non-structural) currency exposures that give rise to the currency gains and losses recognised in the income statement. Such exposures comprise the monetary assets and liabilities of the BSD Group that are not denominated in the functional currency of the BSD Group, and include those arising on short-term debtors and creditors.

	2005
	£000
Euro	34,836
US dollar	8,805
	43,641

Gains and losses on hedges

The BSD Group enters into forward foreign currency contracts to minimise the currency exposures that arise on purchases denominated in foreign currencies. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedge position matures.

The BSD Group had forward contracts for the purchase of foreign currency as follows:

	2005
Euro (€000)	36,484
US dollar ($000)	11,822

All contracts entered into mature within 12 months of the period end.

Unrecognised gains and losses on financial instruments used for hedging are as follows:

	2005
	£000
Unrecognised gains	147
Unrecognised losses	(398)
Net unrecognised losses	(251)

Fair values of financial assets and financial liabilities

The book values of the BSD Group's recognised financial assets and liabilities are not materially different to their fair values.

The fair values of unrecognised financial assets and liabilities are as follows:

	2005
	£000
Forward Foreign Currency Contracts	
Euros	(357)
US dollar	106
Interest Rate Swaps	
Sterling	(782)

Market values have been used to determine the fair value of interest rate swaps and forward foreign currency contracts.

25 Interest bearing loans and borrowings

	2005
	£000
Current	
Bank overdrafts	(4)
Unsecured bank loans	(13,900)
Total	(13,904)
Non-current	
Unsecured bank loans	(220,000)
Less issue costs	734
Total	(219,266)

The unsecured bank loans classified as current are repayable in May 2006 and attract interest at rates ranging from 4.70 per cent. to 4.84 per cent.

The unsecured bank loans classified as non-current are repayable in May 2010 and attract interest at an average rate of 5.20 per cent.

26 Non-interest bearing loan

The unsecured current borrowings are non-interest bearing and repayable within one year.

27 Events after the balance sheet date

Since 2 October 2005 the following events have taken place, or are anticipated to take place conditional upon Admission:

On 18 November 2005, subject to Admission, the entire issued ordinary share capital of Britannia Soft Drinks Limited was acquired by Britannia SD Holdings Limited, in consideration for the allotment and issue to the existing shareholders of Britannia Soft Drinks Limited of 4,295,636,426,718 ordinary shares of Britannia SD Holdings Limited.

In the opinion of the Directors, there have been no other significant events since the balance sheet date that require adjustment to, or disclosure in the financial information.

28 Reconciliation of equity at 4 October 2004 (date of transition to IFRS)

	Footnote	UK GAAP	Effect of transition to IFRS	IFRS
		£000	£000	£000
Assets				
Non-current assets				
Property, plant and equipment	(a)	259,328	(24,455)	234,873
Intangible assets	(a)	76,452	19,355	95,807
Trade and other receivables	(h)	—	2,386	2,386
Deferred income tax assets	(e)	—	9,669	9,669
		335,780	6,955	342,735
Current assets				
Inventories		32,540	—	32,540
Trade and other receivables		93,541	—	93,541
Cash and cash equivalents		27,003	—	27,003
		153,084	—	153,084
Total Assets		488,864	6,955	495,819
Equity and Liabilities				
Issued capital		(12,274)	—	(12,274)
Share premium		(25,386)	—	(25,386)
Revaluation reserve	(b)	(3,745)	3,745	—
Share option reserve	(c)	—	(318)	(318)
Other reserves	(b) (e) & (h)	(4,582)	(2,605)	(7,187)
Retained earnings	(g)	(140,875)	(30,391)	(171,266)
Total equity		(186,862)	(29,569)	(216,431)
Non-current liabilities				
Non interest-bearing loan		(2,833)	—	(2,833)
Pension liability	(d)	(75,110)	(33,090)	(108,200)
Deferred income tax liabilities	(e)	(22,521)	22,521	—
		(100,464)	(10,569)	(111,033)
Current liabilities				
Trade and other payables	(f)	(187,958)	33,183	(154,775)
Income tax payable		(13,580)	—	(13,580)
		(201,358)	33,183	(168,355)
Total Liabilities		(302,002)	22,614	(279,388)
Total Equity and Liabilities		(488,864)	(6,955)	(495,819)

(a) Software costs of £19,355,000 treated as tangible assets under UK GAAP have been reclassified as intangible assets under IFRS. £5,100,000 of revalued leasehold land classified as a finance lease under UK GAAP has been reclassified as an operating lease under IFRS.

(b) The revaluation reserve recognised under UK GAAP has been reclassified as other reserves under IFRS, as the Group has elected, under IFRS 1, to retain UK GAAP carrying values of property, plant and equipment including revaluations as deemed cost at transition.

(c) IFRS 2 requires the fair value of option and share awards to be charged to the Income Statement over the vesting period. The fair value is determined at the date of grant using an appropriate pricing model. The Group has elected to take the exemption under IFRS 1 not to apply IFRS 2 to grants of equity instruments on or before 7 November 2002 that had vested prior to 1 January 2005.

(d) Pension liabilities increased by £630,000 (net of deferred tax) because the method of valuing pension scheme assets differs from UK GAAP. Deferred tax assets of £32,460,000 which were netted off against the related pension liabilities under UK GAAP are now included within the deferred tax headings on the face of the balance sheet.

(e) Adjustments to deferred tax relate to the recognition of:

(i) A deferred tax asset of £1,547,000 relating to the previous downward revaluation of qualifying buildings. This has been credited to Other Reserves.

(ii) A deferred tax asset of £220,000 relating to share options granted to employees under IFRS.

(iii) A deferred tax liability of £2,037,000 relating to the upward revaluation of certain land under IFRS.

(iv) The reclassification of the deferred tax asset of £32,460,000 relating to the pension liability which is netted against the pension liability under UK GAAP, and the reclassification of the resulting deferred tax asset to non-current assets.

(f) Under UK GAAP, dividends are recognised as an expense in the period to which they relate. Under IFRS, dividends are recognised as an appropriation of reserves in the period in which they are authorised. Therefore the final proposed dividend for the period ended 4 October 2004 is reversed under IFRS, as it was not approved until after the balance sheet date.

(g) The adjustments to retained earnings are as follows:

	2004
	£000
Reversal of final dividend proposed under UK GAAP on adoption of IFRS(f)	(33,183)
Gross pension liability recognised under adoption of IFRS(d)	900
Deferred tax recognised re pension liability under adoption of IFRS(d)	(270)
Deferred tax recognised on other items under adoption of IFRS(e)	1,817
Recognition of fair value of share options granted to employees under IFRS(c)	318
Recognition of operating lease rentals for land reclassified under IFRS(h)	27
Total	(30,391)

(h) Lease premiums are treated as prepayments under IFRS and are released to the income statement over the term of the associated lease.

29 Reconciliation of profit for the period ended 2 October 2005

	Footnote	UK GAAP	Effect of transition to IFRS	IFRS
		£000	£000	£000
Revenue		698,217	—	698,217
Cost of sales		(269,481)	—	(269,481)
Gross profit		428,736	—	428,736
Selling and distribution costs		(232,311)	—	(232,311)
Administrative expenses	(a)	(133,163)	7,226	(125,937)
Profit from continuing operations before tax and finance costs		63,262	7,226	70,488
Finance costs	(b)	(7,794)	1,200	(6,594)
Finance income		251	—	251
Profit before tax		55,719	8,426	64,145
Income tax expense	(c)	(20,729)	(57)	(20,786)
Profit for the year		34,990	8,369	43,359

(a) The adjustments to administrative expenses are as follows:

		2005
		£000
(i)	Reversal of amortisation on goodwill for the period under UK GAAP	9,672
(ii)	Accrual under IFRS for untaken holidays	(652)
(iii)	Movement in the accrual under IFRS for the fair value of options granted to employees	(492)
(iv)	Land operating lease payments on land reclassified as an operating lease under IFRS	(2)
(v)	Expected return on pension scheme assets net of interest cost on the benefit obligation	(1,300)
	Total	7,226

(i) Under UK GAAP, goodwill was amortised over its useful economic life, not exceeding 20 years. Under IFRS, goodwill is not amortised but is tested annually for impairment.

(ii) Under IFRS, a liability is recognised for wages and salaries costs accrued in respect of untaken holiday at the balance sheet date.

(iii) IFRS 2 requires the fair value of option and share awards to be charged to the Income Statement over the vesting period. The fair value is determined at the date of grant using an appropriate pricing model. The BSD Group has elected to take the exemption under IFRS 1 not to apply IFRS 2 to grants of equity instruments on or before 7 November 2002 that had vested prior to 1 January 2005.

(iv) Under IFRS certain leasehold land is reclassified as being held under an operating lease rather than a finance lease. The associated lease premium is reclassified as a prepayment and is released to the Income Statement over the term of the associated lease.

(v) Under IFRS, the expected return on pension scheme assets net of interest cost on the benefit obligation is reclassified as an administrative expense.

(b) The expected return on pension scheme assets is lower under IFRS than UK GAAP, because the method of valuing pension scheme assets differs from UK GAAP. The resulting expected return on pension scheme assets net of interest cost on the benefit obligation is a net cost of £1,300,000 which is reclassified as an administrative expense under IFRS. In the opinion of the Directors this net cost should be classified in the same profit and loss heading as the other pension expenses.

(c) (i) A deferred tax charge of £320,000 is recognised under IFRS in relation to taxation on the goodwill amortisation of intangibles purchased post April 2002, which continues to be deductible for tax purposes but is not amortised for accounting purposes under IFRS.

(ii) Under IFRS, the deferred tax charge in relation to the expected return on pension scheme assets is £30,000 lower compared to UK GAAP.

(iii) Deferred income tax is recognised under IFRS in relation to certain revalued land (£14,000), share options granted to employees (£23,000) and holiday pay accrued for untaken holiday (£196,000).

Explanation of material adjustments to the Consolidated Statement of Cash Flows

There are no material differences between the statement of cash flows prepared under IFRS and the cash flow statement prepared under UK GAAP.

30 Reconciliation of equity at 2 October 2005

	Footnote	UK GAAP	Effect of transition to IFRS	IFRS
		£000	*£000*	*£000*
Assets				
Non-current assets				
Property, plant and equipment	(a)	261,825	(30,273)	231,552
Intangible assets	(a) & (b)	61,829	34,845	96,674
Trade and other receivables	(i)	—	2,383	2,383
Deferred income tax assets	(f)	—	2,654	2,654
		323,654	9,609	333,263
Current Assets				
Inventories		37,912	—	37,912
Trade and other receivables		101,812	—	101,812
Cash and cash equivalents		19,390	—	19,390
		159,114	—	159,114
Total Assets		482,768	9,609	492,377
Equity and Liabilities				
Issued capital		(12,274)	—	(12,274)
Share premium		(25,386)	—	(25,386)
Revaluation reserve	(c)	(4,083)	4,083	—
Share option reserve	(d)	—	(810)	(810)
Other reserves	(a), (c) & (f)	(4,582)	(2,503)	(7,085)
Retained earnings	(h)	29,508	(6,133)	23,375
Total equity		(16,817)	(5,363)	(22,180)
Non-current liabilities				
Interest-bearing loans and borrowings		(219,266)	—	(219,266)
Pension liability	(e)	(58,310)	(26,290)	(84,600)
Deferred income tax liabilities	(f)	(22,696)	22,696	—
		(300,272)	(3,594)	(303,866)
Current liabilities				
Trade and other payables	(g)	(141,732)	(652)	(142,384)
Interest-bearing loans and borrowings		(13,904)	—	(13,904)
Non-interest bearing loans and borrowings		(2,833)	—	(2,833)
Income tax payable		(7,210)	—	(7,210)
		(165,679)	(652)	(166,331)
Total Liabilities		(465,951)	(4,246)	(470,197)
Total Equity and Liabilities		(482,768)	(9,609)	(492,377)

(a) Software costs of £25,173,000 treated as tangible fixed assets under UK GAAP have been reclassified as intangible fixed assets under IFRS.

£5,100,000 of revalued leasehold land classified as a finance lease under UK GAAP has been reclassified as an operating lease under IFRS.

(b) Amortisation of £9,672,000 charged under UK GAAP for the period has been reversed under IFRS, as goodwill is not amortised under IFRS but instead is tested annually for impairment.

(c) The revaluation reserve recognised under UK GAAP has been reclassified as other reserves under IFRS, as the Group has elected, under IFRS 1, to retain UK GAAP carrying values of property, plant and equipment including revaluations as deemed cost at transition.

(d) IFRS 2 requires the fair value of option and share awards to be charged to the Income Statement over the vesting period. The fair value is determined at the date of grant using an appropriate pricing model. The Group has elected to take the exemption under IFRS 1 not to apply IFRS 2 to grants of equity instruments on or before 7 November 2002 that had vested prior to 1 January 2005.

(e) Pension liabilities increased by £910,000 (net of deferred tax) under IFRS because the method of valuing pension scheme assets differs from UK GAAP.

Deferred tax assets of £25,380,000 which were netted off against the related pension liabilities under UK GAAP are now included within the deferred tax headings on the face of the balance sheet.

(f) Adjustments to deferred tax relate to the recognition of:

(i) a deferred tax asset of £673,000 relating to the cost of share options granted to employees under IFRS.

(ii) a deferred tax liability of £2,025,000 in respect of certain revalued land under IFRS.

(iii) a deferred tax asset of £1,446,000 in respect of certain qualifying revalued buildings under IFRS.

(iv) a deferred tax asset of £196,000 relating to the cost of holiday pay accrued under IFRS.

(v) a deferred tax liability of £320,000 under IFRS, relating to goodwill amortised on assets acquired post April 2002, which is deductible for taxation purposes.

(vi) the reclassification of the deferred tax asset of £25,380,000, relating to the pension liability which is netted against the pension liability under UK GAAP, and the reclassification of the resulting deferred tax asset to non-pension items.

(g) Under IFRS, a liability is recognised for wages and salaries costs accrued in respect of untaken holiday at the balance sheet date.

(h) The adjustments to retained earnings are as follows:

	2005
	£000
Adjustments to profit for the period under IFRS (note 29)	(8,369)
Gross pension liability recognised on transition to IFRS	900
Deferred tax recognised on gross pension liability on transition to IFRS	(270)
Increased actuarial losses for the period under IFRS	300
Deferred tax on increased actuarial losses for the period under IFRS	(90)
Deferred tax recognised on transition to IFRS relating to share options granted to employees	(220)
Deferred tax recognised for the period under IFRS relating to share options granted to employees	(428)
Deferred tax recognised on transition to IFRS relating to upward revaluation of certain land	2,037
Recognition of fair value of share options granted to employees under IFRS	318
Movement on revaluation reserve under UK GAAP reclassified under IFRS	(338)
Recognition of operating lease rentals for land on transition to IFRS	27
Total	(6,133)

(i) Lease premiums are treated as prepayments under IFRS and are released to the income statement over the term of the associated lease.

Pro Forma Statement of Net Assets — IFRS



Ernst & Young LLP
1 More London Place
London SE1 2AF

The Directors,
Britvic plc
Britvic House
Broomfield Road
Chelmsford
Essex
CM1 1TU

25 November 2005

Dear Sirs

We report on the unaudited pro forma financial information (the **"Pro Forma Financial Information"**) set out in Part X of the prospectus dated 25 November 2005, which has been prepared on the basis described in note 1, for illustrative purposes only, to provide information about how the Global Offer might have affected the financial information presented on the basis of the accounting policies adopted by Britvic plc in preparing the special purpose financial information for the 5 days ended 31 October 2005 and by Britannia Soft Drinks Limited for the special purpose financial information for the 52 weeks ended 2 October 2005. This report is required by Annex I item 20.2 of the Prospectus Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility of the Directors of Britvic plc to prepare the Pro Forma Financial Information in accordance with Annex I item 20.2 of the Prospectus Regulation.

It is our responsibility to form an opinion, as required by Annex II item 7 of the Prospectus Regulation, as to the proper compilation of the Pro Forma Financial Information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro Forma Financial Information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro Forma Financial Information with the Directors of Britvic plc.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro Forma Financial Information has been properly compiled on the basis stated.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion:

(a) the Pro Forma Financial Information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of Britvic plc and Britannia Soft Drinks Limited.

Declaration

For the purposes of Prospectus Rule 5.5.3R (2)(f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with item 1.2 of Annex I and item 1.2 of Annex III of the Prospectus Regulation.

Yours faithfully

Ernst & Young LLP

The following unaudited pro forma statement of net assets of Britvic plc and its subsidiaries has been prepared on the basis set out in the notes below and is presented for illustrative purposes only in order to show the effect on the Group's net assets of the Capital Restructuring and the Global Offer as if those events had been completed on 2 October 2005. Due to its nature, this pro forma statement addresses a hypothetical situation and therefore does not represent the Group's actual financial position or results.

The unaudited pro forma statement of net assets has been compiled on the basis of IFRS consistent with that used to present the historical financial information set out in Part IX: "Financial Information (IFRS)". Further explanation of this basis is set out in note 1 below.

		Adjustments				
	Britvic plc as at 31 October 2005	BSD Group as at 2 October 2005	Share issue, capital reduction and other related items	Payment of dividend	Transaction expenses	Group pro forma net assets
	£000	*£000*	*£000*	*£000*	*£000*	*£000*
Note	*2*	*3*	*4*	*5*	*6*	
Non-current assets						
Property, plant and equipment	—	231,552	—	—	—	231,552
Intangible assets	—	96,674	—	—	—	96,674
Investments	—	2,383	—	—	—	2,383
Deferred income tax assets	—	2,654	—	—	—	2,654
	—	333,263	—	—	—	333,263
Current assets						
Inventories	—	37,912	—	—	—	37,912
Trade and other receivables	—	101,812	—	—	—	101,812
Cash and cash equivalents	1	19,390	—	—	(4,800)	14,591
	1	159,114	—	—	(4,800)	154,315
Total assets	1	492,377	—	—	(4,800)	487,578
Equity and Liabilities						
Issued capital	(1)	(12,274)	(30,682)	—	—	(42,957)
Share premium	—	(25,386)	25,386	—	—	—
Share option reserve	—	(810)	—	—	—	(810)
Other reserves	—	(7,085)	7,085	—	—	—
Retained earnings	—	23,375	(1,789)	98,500	2,600	122,686
Total equity	(1)	(22,180)	—	98,500	2,600	78,919
Non-current liabilities						
Interest bearing loans and borrowings	—	(219,266)	—	(98,500)	—	(317,766)
Pension liability	—	(84,600)	—	—	—	(84,600)
	—	(303,866)	—	(98,500)	—	(402,366)
Current liabilities						
Trade and other payables	—	(142,384)	—	—	2,200	(140,184)
Interest bearing loans and borrowings	—	(13,904)	—	—	—	(13,904)
Non-interest bearings loans and borrowings	—	(2,833)	—	—	—	(2,833)
Income tax payable	—	(7,210)	—	—	—	(7,210)
	—	(166,331)	—	—	2,200	(164,131)
Total liabilities	—	(470,197)	—	(98,500)	2,200	(566,497)
Total equity and liabilities	(1)	(492,377)	—	—	4,800	(487,578)

Notes:

1. Following Admission, the Company will be required to prepare consolidated statutory financial statements which comply with International Financial Reporting Standards as adopted for use in the EU (**"IFRS"**) in respect of its next financial year, ending 1 October 2006 and subsequently. The basis of applying the accounting policies of the Company under IFRS in the pro forma statement of net assets is in accordance with the accounting policies adopted by the Company in preparing the special purpose financial information for the 5 days ended 31 October 2005 and by Britannia Soft Drinks Limited for the special purpose restated financial information for the 52 weeks ended 2 October 2005.

   The basis of the financial information has been prepared in accordance with the recommendations of CESR for the consistent implementation of the European Commission's Regulation on Prospectuses 809/2004 (CESR/05~054b) as to the presentation of one-year information in prospectuses for entities transitioning to IFRS. That basis may differ from the basis applicable if the financial information comprised the first financial statements of the Company under IFRS and from the basis which will be adopted for the 2005 comparative financial information in the Company's 2006 financial statements presented for the first time under IFRS.

2. The financial information for the Company has been extracted without material adjustment from the Accountant's Report set out in Part IX: "Financial Information (IFRS)".

3. The financial information for the BSD Group has been extracted without material adjustment from the Accountant's Report set out in Part IX: "Financial Information (IFRS)".

4. The share issue, capital reduction and other related items adjustments reflect:

		£000
(a)	Issued capital	
	Issue of 4,295,636,426,718 ordinary shares with a nominal value of £0.0001 to the existing shareholders of Britannia Soft Drinks Limited.	(429,564)
	Consolidation on 18 November 2005 of the total issued share capital of 4,295,648,700,000 ordinary shares of £0.0001 each at a ratio of one for every 20,000. This resulted in a revised nominal value of £2 per share. The nominal value of each share was subsequently reduced from £2 to £0.20 per share by a court approved reduction of share capital on 24 November 2005 creating additional distributable reserves.	386,608
	Elimination of Britannia Soft Drinks Limited's share capital	12,274
		(30,682)
(b)	Elimination of Britannia Soft Drinks Limited's share premium account	25,386
(c)	Elimination of Britvic plc's investment in Britannia Soft Drinks Limited against Other Reserves	7,085
(d)	Retained earnings	
	Additional reserves were created by a court-approved reduction of capital on 24 November 2005 as described above.	(386,608)
	Elimination of Britvic plc's investment in Britannia Soft Drinks Limited against Retained Earnings (excess of cost of investment over Britannia Soft Drinks Limited's share capital, share premium and other reserves balances)	384,819
		(1,789)

5. The adjustment relates to the payment of a dividend of £98,500,000 on 29 November 2005, which was funded by a draw-down on the interest-bearing loan facility.

6. The adjustment relates to the transaction expenses of £4,800,000 to be paid by the Company in relation to the Global Offer. £2,200,000 of such expenses were accrued in the BSD Group balance sheet as at 2 October 2005.

7. No adjustments have been made to reflect the effect of trading or any other events or transactions occurring in respect of the BSD Group since 2 October 2005 other than as set out in notes 4 to 6 above.

PART XI: SUMMARY OF DIFFERENCES BETWEEN UK GAAP AND US GAAP, AND BETWEEN IFRS AND US GAAP

Summary of differences between UK GAAP and US GAAP impacting the BSD Group

The financial information on the BSD Group for the four years ended 2 October 2005 included in Part VIII: "Financial Information (UK GAAP)" has been prepared and presented in accordance with accounting principles generally accepted in the United Kingdom (**"UK GAAP"**). Certain differences exist between UK GAAP and generally accepted accounting principles used in the United States of America (**"US GAAP"**) which might be material to the financial information included within this document.

The principal relevant differences between US GAAP and UK GAAP that the Directors believe would be material to the BSD Group's net income and shareholders' funds are described below. The Directors have not prepared financial information in accordance with US GAAP and, accordingly, cannot offer any assurance that the differences described below are complete or would not in fact be the accounting principles creating the greatest differences between financial information of the BSD Group prepared under UK GAAP and US GAAP and is not intended to be a comprehensive listing of all such differences specifically related to the BSD Group or the industry in which it operates. Furthermore, the Directors have not quantified or presented the impact of these differences on the financial information referred to above.

In making an investment decision investors must rely on their own examination of the Company, the terms of the Global Offer and the Financial Information. Potential investors should consult their own professional advisers for an understanding of the differences between UK GAAP and US GAAP, and how these differences might affect the financial information herein.

Business combinations, intangible assets and goodwill

Under UK GAAP, business combinations are accounted for using acquisition accounting which requires the identifiable assets and liabilities of an acquired business to be recognised at fair value and the difference between the cost of the acquired business and the sum of the fair values is recognised as goodwill. Since 1 October 1998, goodwill has been capitalised and amortised over its useful economic life which, in the case of the BSD Group, is between ten and twenty years. Goodwill is subject to an impairment review in the first year after acquisition and thereafter if there are events or circumstances that indicate that the carrying amount is not recoverable. Prior to 1 October 1998, goodwill arising on acquisitions was eliminated against reserves.

Acquired intangible assets are capitalised as assets and there is a rebuttable presumption that their useful economic lives will be limited to 20 years. Where intangible assets are not amortised, or are amortised over a period exceeding 20 years, an impairment review is required to be performed each year.

Where purchase consideration is contingent on a future event, the cost of acquisition includes a reasonable estimate of the amount expected to be payable in the future.

Under US GAAP, goodwill arising on acquisitions prior to 1 July 2001 would have been capitalised and amortised over its estimated useful life, not exceeding 40 years. FAS 142, "Goodwill and Other Intangible Assets", became applicable for the BSD Group from 1 October 2002. From that date, goodwill would not be amortised. Instead an entity would have to identify and value its reporting units for the purposes of assessing, at least annually, potential impairment of goodwill allocated to each of those reporting units.

US GAAP requires that intangible assets be recognised separately from goodwill if they arise from contractual or other legal rights or they are separable from the acquired entity. Intangible assets with indefinite lives would also be assessed for impairment on an annual basis. Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The test for recoverability is made using an estimate of undiscounted expected cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. The adjusted carrying value would then be the new accounting basis of the asset.

Contingent consideration is not recognised until the related contingencies are resolved.

Fixed assets, depreciation and recoverability

The BSD Group's tangible fixed assets are carried at cost less accumulated depreciation and any impairment losses. Prior to 1 October 1999, the BSD Group's properties were valued from time to time by professionally qualified external valuers. Book values were adjusted to accord with the valuations, except where a directors' valuation was deemed more appropriate. The transitional rules of FRS 15, "Tangible Fixed Assets", were adopted for certain properties and, accordingly, the carrying value of these properties at 30 September 1999 has been retained. Under UK GAAP, residual values are calculated by reference to prices at the date of acquisition or any revaluation.

Under UK GAAP, periodic recoverability tests are performed on tangible fixed assets. The impairment review compares the carrying value of fixed assets with their recoverable amount, being the higher of the net realisable value and value in use (based on present value calculations). The impairment review is required in the financial year following the financial year in which the acquisition was made. Thereafter impairment tests are only performed where there is an indication (or triggering event) that the fixed asset or goodwill may be impaired.

Under US GAAP, tangible fixed assets are carried at cost less accumulated depreciation and impairment losses. Revaluations are not permitted.

US GAAP requires that impairments of long-lived assets are recognised on the basis of undiscounted cash flows and measured on the basis of discounted cash flows. Long-lived assets that are to be disposed of by sale are measured at the lower of carrying value and fair value less cost to sell.

Pensions

The BSD Group has a defined benefit pension scheme which has been accounted for in the UK GAAP financial information under FRS 17, "Retirement Benefits". Scheme assets are measured at fair value and scheme liabilities are measured on an actuarial basis. The net liabilities of the pension scheme are recognised on the balance sheet and actuarial gains/losses are recognised in the Statement of Total Recognised Gains and Losses. Current service costs and net financial returns are included in the profit and loss account.

Accounting for pensions under US GAAP is similar to that required under FRS 17. However, US GAAP differs in that it specifies a "corridor" approach to the recognition of actuarial gains and losses, such that only actuarial gains and losses in excess of 10% of the greater of plan assets or obligations need be recognised in the income statement and these can be spread over a maximum period of the employees' future working lives.

In addition, US GAAP stipulates a minimum level of recognition of pension scheme liabilities, by reference to the accumulated benefit obligation, which has no equivalent in UK GAAP. The accumulated benefit obligation is the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to the balance sheet date, taking into account current and past, but not future compensation benefits. If the accumulated benefit obligation is greater than the value of pension scheme assets, then the minimum liability to be reflected in the balance sheet is the unfunded accumulated pension liability. When an additional minimum liability is required, an equal amount is recognised as an intangible fixed asset up to the amount of any unrecognised prior service cost or transitional liability, and thereafter directly in equity.

Employee benefits

The BSD Group does not accrue for holiday pay under UK GAAP.

Under US GAAP, employers are required to provide for compensation for future absences in the period the benefits are earned.

Share-based payments

The BSD Group issues equity-settled share-based payments to certain employees through incentive schemes and a Save As You Earn (SAYE) scheme. As the share-based schemes relate to interests in InterContinental Hotels Group PLC, any charge recorded in UK GAAP is based on amounts recharged by InterContinental Hotels Group PLC. SAYE schemes are exempt from the requirement to recognise a charge under UK GAAP.

Under US GAAP, under FAS 123, "Accounting for Stock-based Compensation", the fair value of these share-based payments would be expensed on a straight line basis over the vesting period of the equity instrument, based on the Group's best estimate of the number of shares that will vest. Fair value would be determined by an option pricing model, applied to all share-based payments.

Financial instruments

The BSD Group's financial instruments are held at the lower of cost and net realisable value in accordance with Schedule 4 to the Companies Act. The BSD Group enters into derivative instruments (forward foreign currency contracts principally for sugar and juice concentrate purchases and interest rate swaps) to limit its exposure to foreign exchange and interest rate risk. Subject to certain criteria, these instruments are accounted for as hedges under UK GAAP, whereby gains and losses are offset against the gains and losses on the related financial assets and liabilities or, where the instrument is used to hedge a future forecast transaction, are deferred until the underlying transaction occurs.

Under US GAAP, all derivative instruments (including those embedded in other contracts) are recognised on the balance sheet at their fair values. Changes in fair value would be recognised in net income unless specific hedge criteria are met. If a derivative qualifies for hedge accounting under US GAAP, changes in fair value are recognised in net income or in shareholders' equity as a component of other comprehensive income depending on whether the derivative qualifies as a fair value or a cash flow hedge. Derivatives held by the BSD Group during the period would not have qualified for hedge accounting under US GAAP.

Deferred tax

UK GAAP requires full provision for deferred taxation in respect of timing differences, subject to certain exceptions, between the recognition of gains and losses in the financial statements and for tax purposes.

Under US GAAP, deferred taxation would be computed on all temporary differences between the tax bases and book values of assets and liabilities which will result in tax deductible amounts arising in future years. Deferred tax assets and liabilities are split into current and non-current components on the balance sheet in US GAAP based on the classification of the related asset or liability in the balance sheet.

Deferred tax assets under both UK GAAP and US GAAP are recognised only to the extent that it is regarded as more likely than not that they will be recovered.

Dividends

Under UK GAAP, dividends declared after each year end are recorded as a liability in the period in respect of which they are proposed by the directors for approval by the shareholders.

Under US GAAP, dividends are a charge to retained earnings at the point in time at which they are formally declared.

Summary of differences between IFRS and US GAAP impacting the BSD Group

The financial information of the BSD Group included in Part IX: "Financial Information (IFRS)" for the year ended 2 October 2005 has been prepared and presented by the Directors of the Company under accounting standards as adopted for use in the EU (**"IFRS"**) as described in note 1 of the financial information, on the basis expected to be applicable to comparative information prepared for inclusion in the first consolidated financial statements of the Group prepared in accordance with IFRS. Consequently, it takes into account the requirements and options in IFRS 1 "First-time Adoption of IFRS" as they are expected to relate to the 2005 comparatives included when the 2006 financial statements are prepared.

However, certain requirements and options in IFRS 1 relating to comparative financial information presented on the first time adoption may result in a different application of accounting policies in the 2005 restated financial information to that which would apply if the 2005 financial statements were the first consolidated financial statements of the Group prepared in accordance with IFRS. If there are subsequent changes to the Standards or Interpretations applicable to the 2006 financial statements, the 2005 restated financial information may require adjustment before constituting the comparative financial information to be included in those 2006 financial statements. Furthermore, the directors of the Company may, in drawing up the 2006 financial statements, make different choices from those which they have currently assumed in preparing the underlying financial statements with respect to the options in IFRS 1.

IFRS 1 requires companies to determine IFRS compliant policies as at their transition date (4 October 2004 for the BSD Group) and apply those accounting policies throughout their first IFRS reporting period (the year ending 1 October 2006).

Certain differences exist between IFRS and US GAAP which might be material to the financial information included within this document. The principal relevant differences between US GAAP and IFRS that the Directors believe would be material to the BSD Group's net income and shareholders' funds are described below. The Directors have not prepared financial information in accordance with US GAAP and, accordingly, cannot offer any assurance that the differences described below are complete or would in fact be the accounting principles creating the greatest differences between financial information of the BSD Group prepared under IFRS and US GAAP and is not intended to be a comprehensive listing of all such differences specifically related to the BSD Group or the industry in which it operates. Furthermore, the Directors have not quantified or presented the impact of these differences on the financial information referred to above.

In making an investment decision investors must rely on their own examination of the Company, the terms of the Global Offer and the Financial Information. Potential investors should consult their own professional advisers for an understanding of the differences between IFRS and US GAAP, and how these differences might affect the financial information herein.

Business Combinations, Intangible assets and Goodwill

IFRS 1 gives entities an option to continue to apply their previous GAAP accounting treatment of business combinations occurring prior to the IFRS transition date. This will result in the carrying amount of any goodwill in the opening IFRS balance sheet, being frozen and amortisation ceasing. Business combinations prior to the date of transition are accounted for under the standards applicable under UK GAAP at the time of the acquisitions.

Business combinations have been accounted for using acquisition accounting which requires the identifiable assets and liabilities of an acquired business to be initially recognised at fair value and the difference between the cost of the acquired business and the sum of the fair value to be recognised as goodwill. Since 1 October 1998, goodwill has been capitalised and amortised over its useful economic life which, in the case of the BSD Group, is between ten and twenty years. Goodwill is subject to an impairment review in the first year after acquisition and thereafter if there are events or circumstances that indicate that the carrying amount is not recoverable. Prior to 1 October 1998, goodwill arising on acquisitions was eliminated against reserves.

Acquired intangible assets are capitalised as assets and there is a rebuttable presumption that their useful economic lives will be limited to 20 years. Where intangible assets are not amortised, or are amortised over a period exceeding 20 years, impairment reviews are performed each year.

Under IFRS as adopted, where purchase consideration is contingent on a future event, the cost of acquisition includes this amount if it is probable and can be measured reliably.

Under US GAAP, goodwill arising on acquisitions prior to 1 July 2001 would have been capitalised and amortised over its estimated useful life, not exceeding 40 years. FAS 142, "Goodwill and Other Intangible Assets", became applicable for the BSD Group from 1 October 2002. From that date, goodwill would not be amortised. Instead an entity would have to identify and value its reporting units for the purposes of assessing, at least annually, potential impairment of goodwill allocated to each of those reporting units.

Similar to IFRS, US GAAP requires that intangible assets be recognised separately from goodwill if they arise from contractual or other legal rights or they are separable from the acquired entity. Intangible assets with indefinite lives would also be assessed for impairment on an annual basis. Intangible assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The test for recoverability is made using an estimate of undiscounted expected cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. The adjusted carrying value would then be the new accounting basis of the asset.

Contingent consideration is not recognised until the related contingencies are resolved.

Fixed Assets, Depreciation and Recoverability

The BSD Group's tangible fixed assets are carried at cost less accumulated depreciation and any impairment losses. On transition to IFRS, an exemption in IFRS 1 has allowed the BSD Group to elect to retain UK GAAP carrying values of property, plant and equipment, including revaluations as deemed cost at transition.

Prior to 1 October 1999, the BSD Group's properties were valued from time to time by professionally qualified external valuers. Book values were adjusted to accord with the valuations, except where a directors' valuation was deemed more appropriate. The transitional rules of FRS 15, "Tangible Fixed Assets", were adopted for certain properties and, accordingly, the carrying value of these properties at 30 September 1999 was retained.

IFRS requires that impairment is measured by comparing the carrying value of fixed assets with the higher of fair value less costs to sell and value in use. Value in use is calculated by discounting cash flows that are expected to be generated from the assets.

Under US GAAP, tangible fixed assets are carried at cost less accumulated depreciation. Revaluations would not have been permitted.

In addition, US GAAP requires that impairments of long-lived assets are recognised on the basis of undiscounted cash flows and measured on the basis of discounted cash flows. Long-lived assets that are to be disposed of by sale are measured at the lower of carrying value and fair value less cost to sell.

Pensions

Accounting for pensions under IFRS is similar to that required under US GAAP. However, the BSD Group has recognised actuarial gains and losses on pensions in the statement of recognised income and expense under IFRS.

US GAAP also specifies a "corridor" type approach to the recognition of actuarial gains and losses, such that only actuarial gains and losses in excess of 10% of the greater of plan assets or obligations need be recognised in the income statement and these can be spread over a maximum period of the employees' future working lives.

In addition, US GAAP stipulates a minimum level of recognition of pension scheme liabilities, by reference to the accumulated benefit obligation, which has no equivalent in IFRS. The accumulated benefit obligation is the actuarial present value of benefits attributed by the pension benefit formula to employee service rendered prior to the balance sheet date, taking into account current and past, but not future compensation benefits. If the accumulated benefit obligation is greater than the value of pension scheme assets, then the minimum liability to be reflected in the balance sheet is the unfunded accumulated pension liability. When an additional minimum liability is required, an equal amount is recognised as an intangible fixed asset up to the amount of any unrecognised prior service cost or transitional liability, and thereafter directly in equity.

Share-based payments

The BSD Group issues equity-settled share-based payments to certain employees through incentive schemes and a Save As You Earn (SAYE) scheme. Under both IFRS and FAS 123 "Accounting for Stock-Based Compensation" in US GAAP, the fair value of these share-based payments would be expensed on a straight line basis over the period in which the performance conditions are fulfilled. However, the BSD Group has elected not to apply IFRS 2, "Share-based Payments', to grants of equity instruments on or before 7 November 2002 that had vested prior to 1 January 2005 and has instead charged against earnings the cost of shares acquired to settle awards, based on the apportionment of the cost of shares over the period of the scheme.

Financial instruments

As the Company has opted not to adopt IAS 32 and IAS 39 in the comparative periods of its first consolidated financial statements to be prepared under IFRS, the accounting policy set out below relates to UK GAAP and is to be applied for the period to 2 October 2005.

The BSD Group's financial instruments are held at the lower of cost and net realisable value in accordance with Schedule 4 to the Companies Act. The BSD Group enters into derivative instruments (forward foreign currency contracts principally for sugar and juice concentrate purchases and interest rate swaps) to limit its exposure to foreign exchange and interest rate risk. Subject to certain criteria, these instruments are accounted for as hedges in UK GAAP, whereby gains and losses are offset against the gains and losses on the related financial assets and liabilities or, where the instrument is used to hedge a future committed transaction, are deferred until the underlying transaction occurs.

Under US GAAP, all derivative instruments (including those embedded in other contracts) are recognised on the balance sheet at their fair values. Changes in fair value would be recognised in net income unless specific hedge criteria are met. If a derivative qualifies for hedge accounting as defined under US GAAP, changes in fair value are recognised periodically in net income or in shareholders' equity as a component of other comprehensive income depending on whether the derivative qualifies as a fair value or a cash flow hedge.

Deferred Tax

Under IFRS, deferred tax liabilities and assets are recognised in respect of all temporary differences between the tax base and carrying value of assets and liabilities, with some exceptions. The broad principles are the same under US GAAP.

Under IFRS, deferred tax liabilities and assets must be classified as non-current. Deferred tax assets and liabilities are split into current and non-current components on the balance sheet in US GAAP based on the classification of the related asset or liability in the balance sheet.

PART XII: THE GLOBAL OFFER

1 The Global Offer

The Global Offer consists of an institutional offer, details of which are set out below.

Under the Global Offer, it is expected that the Selling Shareholders will sell 153,032,485 Ordinary Shares (representing 75% of the Company's issued Ordinary Share Capital on Admission) raising gross proceeds of approximately £352.0 million. The number of Ordinary Shares being sold under the Global Offer may be increased or decreased (potentially significantly) at the discretion of the Selling Shareholders following consultation with the Company and the Joint Bookrunners. No new Ordinary Shares are being issued by the Company as part of the Global Offer and no proceeds will be received by the Company under the Global Offer.

Additional Ordinary Shares, up to 15% of the total number of Ordinary Shares comprised in the Global Offer, may be sold by the Selling Shareholders at the Offer Price under the Over-allotment Arrangements.

It has also been agreed that Joanne Averiss, Chris Bulmer, Gerald Corbett, Bob Ivell and Michael Shallow shall purchase at the Offer Price from Pernod and Whitbread such number of Ordinary Shares as is most closely equal to, but not exceeding in value, £20,000, £15,000, £150,000, £25,000 and £50,000 respectively. Such purchases shall be made outside the Global Offer and shall be conditional on Admission.

The Ordinary Shares to be made available pursuant to the Global Offer will, following Admission, rank *pari passu* in all respects with the other Ordinary Shares and will carry the right to receive all dividends and other distributions declared, made or paid on or in respect of the Ordinary Shares after Admission. The Ordinary Shares will, immediately following Admission, be freely transferable under the Articles of Association.

Immediately following Admission, it is currently expected that in excess of 71% of the Ordinary Shares will be held in public hands (as defined in paragraph 6.1.19 of the Listing Rules) assuming no Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements (increasing to approximately 82% if the maximum number of Over-allotment Shares are acquired pursuant to the Over-allotment Arrangements).

Under the Global Offer, Ordinary Shares will be offered to certain institutional investors in the UK and elsewhere, including to QIBs in the United States (in transactions meeting the requirements of Rule 144A, or another exemption from, or transactions not subject to, the registration requirements of the Securities Act).

It is anticipated that the Global Offer will be fully underwritten by the Underwriters as further described in paragraph 9.1 of Part XIV: "Underwriting and Stock Lending Arrangements".

2 Allocation and Pricing

All Ordinary Shares made available pursuant to the Global Offer will be payable in full at the Offer Price. The Offer Price, the number of Ordinary Shares allocated and the basis of allocation are expected to be announced on 9 December 2005, at which point prospective investors, amongst other matters, will be advised of the Offer Price and the number of Ordinary Shares allocated to them under the Global Offer. Upon accepting any such allocation, prospective investors will be contractually committed to acquire the number of Ordinary Shares allocated to them at the Offer Price and, to the fullest extent permitted by law, will be deemed to have agreed not to exercise any rights to rescind or terminate, or otherwise withdraw from, such commitment.

The Joint Bookrunners will solicit from prospective investors their indications of interest in acquiring Ordinary Shares in the Global Offer. Prospective institutional investors will be required to specify the number of Ordinary Shares which they would be prepared to acquire either at specified prices or at the Offer Price (as finally determined). Subject to the Joint Bookrunners determining allocations, there is no minimum or maximum number of Ordinary Shares which can be applied for. This process is expected to be completed by 8 December 2005.

It is currently expected that the Offer Price will be within the Price Range, but this range is indicative only and the Offer Price may be set above or below it. The Selling Shareholders will determine the Offer Price, after consultation with the Company and the Joint Bookrunners. A number of factors will be considered in determining the Offer Price and basis of allocation, including the level and nature of demand for Ordinary Shares and the objective of establishing an orderly after-market in the Ordinary Shares.

The rights attaching to the Ordinary Shares, including any Over-allotment Shares acquired pursuant to the Over-allotment Arrangements, will be uniform in all respects and will form a single class for all purposes.

Concurrently with the announcement of the Offer Price and the bases of allocation, the Company will publish a Pricing Statement which will state the Offer Price and the aggregate number of Ordinary Shares to be sold by the Selling Shareholders.

When admitted to trading the Ordinary Shares will be registered with ISIN GB00B0N8QD54.

3 Stabilisation and the Over-allotment Arrangements

In connection with the Global Offer, Citigroup Global Markets U.K. Equity Limited (the "**Stabilising Manager**"), or any of its agents, may (but will be under no obligation to), to the extent permitted by applicable law, over-allot and effect other transactions with a view to supporting the market price of the Ordinary Shares at a level higher than that which might otherwise prevail in the open market. The Stabilising Manager is not required to enter into such transactions and such transactions may be effected on any stock market, over the counter market or otherwise. Such stabilising measures, if commenced, may be discontinued at any time and may only be taken during the period from 9 December 2005 up to and including 8 January 2006. Save as required by law or regulation, neither the Stabilising Manager nor any of its agents intends to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer.

In connection with the Global Offer, the Stabilising Manager, may, for stabilisation purposes, over-allot Ordinary Shares up to a maximum of 20% of the total number of Ordinary Shares comprised in the Global Offer. For the purposes of allowing it to cover short positions resulting from any such over-allotments and/or from sales of Ordinary Shares effected by it during the stabilising period, one or more of IHG, Pernod and Whitbread (the "**Over-allotment Shareholders**") is expected to enter into the Over-allotment Arrangements with the Stabilising Manager pursuant to which the Stabilising Manager may purchase or procure purchasers for additional Ordinary Shares up to a maximum of 15% of the total number of Ordinary Shares comprised in the Global Offer (the "**Over-allotment Shares**") at the Offer Price. The Over-allotment Arrangements are expected to be exercisable in whole or in part, upon notice by the Stabilising Manager, at any time on or before the 30th calendar day after the commencement of conditional trading of the Ordinary Shares on the London Stock Exchange. Any Over-allotment Shares made available pursuant to the Over-allotment Arrangements will rank *pari passu* in all respects with the Ordinary Shares following Admission, including for all dividends and other distributions declared, made or paid on the Ordinary Shares, will be purchased on the same terms and conditions as the Ordinary Shares being sold in the Global Offer and will form a single class for all purposes with the other Ordinary Shares.

For a discussion of certain stock lending arrangements to be entered into in connection with the Over-allotment Arrangements, please refer to paragraph 9.2 of Part XIV: "Additional Information".

4 Dealing Arrangements

Application has been made to the FSA for the Ordinary Share Capital to be admitted to the Official List and application has been made to the London Stock Exchange for all of the Ordinary Shares to be admitted to trading on the London Stock Exchange's market for listed securities.

It is expected that dealings in the Ordinary Shares will commence on a conditional basis on the London Stock Exchange at 8.00 a.m. on 9 December 2005. In normal circumstances, the earliest date of settlement of such dealings will be 14 December 2005. All dealings in the Ordinary Shares between the commencement of conditional dealings and unconditional dealings will be on a "when issued" basis and will be of no effect if Admission does not take place and will be at the sole risk of the parties concerned. Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8.00 a.m. on 14 December 2005. It is expected that Ordinary Shares allocated to investors will be delivered in uncertificated form and settlement will take place through CREST on Admission. Definitive certificates, where applicable, will be despatched either by post or by hand at the risk of the investor on 19 December 2005 or as soon thereafter as is practicable.

Temporary documents of title will not be issued. Pending the despatch by the Registrars of definitive share certificates, transfers will be certified against the register held by the Registrars.

5 Underwriting Arrangements

The Company, the Directors, the Selling Shareholders, the Joint Sponsors and the Underwriters have entered into the Underwriting Agreement relating to the Global Offer pursuant to which, subject to the shareholders of IHG approving at a general meeting IHG's proposed disposal of its interest in the Company, agreement of the Offer Price, the execution of the Purchase Memorandum and certain other conditions, the Underwriters will agree on a several basis to procure purchasers for, or failing which acquire themselves as principal, the Ordinary Shares to be made available under the Global Offer at the Offer Price.

The Underwriting Agreement provides for the Underwriters to be paid commissions in respect of the Ordinary Shares made available under the Global Offer, including the Over-allotment Shares pursuant to the Over-allotment Arrangements. The Company, the Directors and the Selling Shareholders have given the Underwriters certain representations and warranties and certain indemnities. For more information on the Underwriting Agreement, see paragraph 9.1 of Part XIV: "Underwriting and Stock Lending Arrangements".

The Joint Sponsors and the Joint Bookrunners may in certain circumstances be entitled to terminate the Underwriting Agreement (and the arrangements associated with it) at any time prior to Admission. If such right is exercised or if for any other reason the Global Offer does not proceed, Admission will not take place, these arrangements will lapse and any monies received in respect of the Global Offer will be returned to applicants without interest.

6 Lock-up arrangements

The Selling Shareholders, the Company and the Directors have each agreed to certain lock-up arrangements pursuant to the Underwriting Agreement.

Subject to certain exceptions, the Company has agreed not to issue any Ordinary Shares for an initial period of 180 days from Admission (the "**Initial Lock-Up Period**") unless the Joint Bookrunners have given their consent to the issue and for a further period of 185 days from the end of the Initial Lock-Up Period, unless the Joint Bookrunners have given their consent to the issue (such consent not to be unreasonably withheld or delayed).

Each Selling Shareholder and each Director has agreed not to dispose of any Ordinary Shares for a period of 180 days and 365 days from Admission, respectively (subject to certain exceptions, including where the Joint Bookrunners have given their consent to the disposal).

Further information in relation to these arrangements is set out in paragraph 9 of Part XIV: "Underwriting and Stock Lending Arrangements".

Separately, PepsiCo has also agreed with the Joint Bookrunners not to dispose of any Ordinary Shares for a period up to the earlier of 180 days from Admission and the date on which each Selling Shareholder's shareholding in the Company is less than 3% (subject to certain exceptions, including where the Joint Bookrunners have given their consent to the disposal).

Pursuant to the Existing Shareholders' Agreement, PepsiCo is prohibited from selling any Ordinary Shares until such time as the Existing Shareholders' Agreement is terminated save in certain limited circumstances. Further information in relation to the provisions of the Existing Shareholders' Agreement is set out in paragraph 14.1 of Part XIV: "Material contracts".

7 CREST

The Company has applied to CRESTCo, the operator of CREST, for all the Ordinary Shares to be admitted to CREST with effect from Admission. On Admission, the articles of association of the Company will permit the holding of Ordinary Shares under the CREST system. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if any shareholder so wishes.

CREST is a paperless settlement system allowing securities to be transferred from one person's CREST account to another without the need to use share certificates or written instruments of transfer. The system is designed to reduce the costs of settlement, and facilitate the processing of settlements and the updating of registers, through an electronic settlement system. Ordinary Shares held by shareholders in CREST will be in electronic form and evidence of title to Ordinary Shares will be established on an electronic register maintained by the Registrars which can only be altered by an electronic instruction sent through CREST.

CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. An investor applying for Ordinary Shares in the Global Offer may, however, elect to receive Ordinary Shares in uncertificated form if such investor is a system-member (as defined in the CREST Regulations) in relation to CREST.

8 Securities Law

The distribution of this document and the offering and sale of the Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

9 General

No action has been or will be taken in any jurisdiction that would permit a public offering or sale of the Ordinary Shares, or possession or distribution of this document or any other offering or publicity material relating to Ordinary Shares, in any country or jurisdiction where action for that purpose is required other than in the United Kingdom. The Ordinary Shares may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the offer of Ordinary Shares, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to buy any of the Ordinary Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

9.1 United States

The Ordinary Shares have not been, and will not be, registered under the Securities Act or the applicable securities laws and regulations of any state of the United States and, subject to certain exceptions, may not be offered or sold in the United States. Accordingly, the Underwriters may offer Ordinary Shares (1) only through qualified affiliates or agents to persons reasonably believed to be Qualified Institutional Buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act and/or (2) in compliance with Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the Global Offer of the Ordinary Shares, an offer or sale of Ordinary Shares within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Transfer restrictions

Because of the following restrictions, purchasers of Ordinary Shares in the United States are advised to consult legal counsel prior to making any offer for resale, pledge or other transfer of, the Ordinary Shares.

(1) Rule 144A Ordinary Shares

Each purchaser of Ordinary Shares within the United States pursuant to Rule 144A (the **"Rule 144A Ordinary Shares"**), by accepting delivery of this document, will be deemed to have represented and agreed as follows (terms used in this paragraph that are defined in Rule 144A or Regulation S are used herein as defined therein):

(i) The purchaser (a) is a QIB, (b) is acquiring such Ordinary Shares for its own account or the account of a QIB and (c) is aware, and each beneficial owner of such Rule 144A Ordinary Shares has been advised, that the sale to it is being made in reliance on Rule 144A.

(ii) The purchaser understands that the Rule 144A Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, pledged or otherwise transferred except (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or for the account of a QIB, (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S or (c) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available), in each case in accordance with any applicable securities laws of any state of the United States.

(iii) It acknowledges that the Rule 144A Ordinary Shares (whether in physical, certificated form or in uncertificated form held in CREST) are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, are being offered and sold in a transaction not involving any public offering in the United States within the meaning of the Securities Act and that no representation is made as to the availability of the exemption provided by Rule 144 for resales of Rule 144A Ordinary Shares. The purchaser understands that the Rule 144A Ordinary Shares may not be deposited into any unrestricted depositary receipt facility in respect of Rule 144A Ordinary Shares established or maintained by a depositary bank, unless and until such time as such Rule 144A Ordinary Shares are no longer restricted securities within the meaning of Rule 144(a)(3) under the Securities Act.

(iv) It understands that any offer, sale, pledge or other transfer of the Rule 144A Ordinary Shares made other than in compliance with the above-stated restrictions may not be recognised by the Company.

(v) If in the future the purchaser decides to offer, resell, pledge or otherwise transfer such Ordinary Shares, such Rule 144A Ordinary Shares may be offered, sold, pledged or otherwise transferred only in accordance with the following legend, which the Rule 144A Ordinary Shares, if in certificated form, will bear unless otherwise determined by the Company in accordance with applicable law:

THE ORDINARY SHARES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE "**SECURITIES ACT**"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THE ORDINARY SHARES REPRESENTED HEREBY. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, THE ORDINARY SHARES REPRESENTED HEREBY MAY NOT BE DEPOSITED INTO ANY UNRESTRICTED DEPOSITARY RECEIPT FACILITY IN RESPECT OF ORDINARY SHARES ESTABLISHED OR MAINTAINED BY A DEPOSITORY BANK UNLESS AND UNTIL SUCH TIME AS SUCH ORDINARY SHARES ARE NO LONGER RESTRICTED SECURITIES WITHIN THE MEANING OF RULE 144(A)(3) UNDER THE SECURITIES ACT. EACH HOLDER, BY ITS ACCEPTANCE OF THESE SHARES, REPRESENTS THAT IT UNDERSTANDS AND AGREES TO THE FOREGOING RESTRICTIONS.

(vi) It represents that if, in the future, it offers, resells, pledges or otherwise transfers such Rule 144A Ordinary Shares, it shall notify such subsequent transferee of the transfer restrictions set out in paragraphs (i) to (iii) above.

(vii) The Company, the Registrar, the Underwriters and their affiliates and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If the purchaser is acquiring any Ordinary Shares for the account of one or more QIBs, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

Prospective purchasers are hereby notified that sellers of Rule 144A Ordinary Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

(2) Regulation S Ordinary Shares

Each purchaser of the Ordinary Shares offered hereby in reliance on Regulation S (**"Regulation S Ordinary Shares"**) will be deemed to have represented and agreed that it has received a copy of this document and such other information as it deems necessary to make an investment decision and that:

(i) it is aware that the Regulation S Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States;

(ii) it is purchasing the Regulation S Ordinary Shares in an offshore transaction meeting the requirements of Regulation S; and

(iii) it will not offer, sell, pledge or transfer any Regulation S Ordinary Shares, except in accordance with the Securities Act and any applicable laws of any state of the United States and any other jurisdiction.

9.2 European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of Ordinary Shares described in this Prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the Ordinary Shares that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

- to any legal entity that is authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
- to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or
- in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of Ordinary Shares described in this Prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The Selling Shareholders have not authorised and do not authorise the making of any offer of Ordinary Shares through any financial intermediary on their behalf, other than offers made by the Underwriters with a view to the final placement of the Ordinary Shares as contemplated in this Prospectus. Accordingly, no purchaser of the Ordinary Shares, other than the Underwriters, is authorised to make any further offer of the Ordinary Shares on behalf of the Selling Shareholders or the Underwriters.

9.3 France

Neither this Prospectus nor any other offering material relating to the Ordinary Shares described in this Prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this Prospectus nor any other offering material relating to the Ordinary Shares has been or will be:

- released, issued, distributed or caused to be released, issued or distributed to the public in France; or
- used in connection with any offer for subscription or sale of the Ordinary Shares to the public in France.

Such offers, sales and distributions will be made in France only:

- to qualified investors (*investisseurs qualifiés*) and/or to a restricted circle of investors (*cercle restreint d'investisseurs*), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French *Code monétaire et financier;*
- to investment services providers authorised to engage in portfolio management on behalf of third parties; or
- in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French *Code monétaire et financier* and article 211-2 of the General Regulations (*Règlement Général*) of the Autorité des Marchés Financiers, does not constitute a public offer (*appel public à l'épargne*).

The Ordinary Shares may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French *Code monétaire et financier.*

10 Reasons for the Global Offer

The Global Offer will create a public market for the Ordinary Shares and increase the strategic flexibility of the Group whilst enabling the Selling Shareholders to realise a significant part of their investment.

PART XIII: TAXATION

1 General

The statements set out below are intended only as a general guide to current UK and US tax law and practice and apply only to certain categories of person. The summary does not purport to be a complete analysis or listing of all the potential tax consequences of acquiring, holding or disposing of Ordinary Shares. Prospective purchasers of Ordinary Shares are advised to consult their own tax advisers concerning the consequences under UK law and US federal, state and local and other laws of the acquisition, ownership and disposition of Ordinary Shares. This summary is based upon (i) UK law and HM Revenue & Customs practice, (ii) US law and practice, and (iii) the United Kingdom — United States Income and Capital Gains Tax Convention, all in effect as of the date of this document and which may be subject to change, perhaps with retroactive effect.

The statements are not applicable to all categories of shareholder, and in particular are not addressed to (i) holders who do not hold their Ordinary Shares as capital assets, (ii) special classes of shareholder such as (but not limited to) dealers in securities, broker-dealers, insurance companies and investment companies, (iii) investors who have (or are deemed to have) acquired their Ordinary Shares by virtue of an office or employment, and (iv) shareholders who hold Ordinary Shares in connection with a trade, profession or vocation carried on in the UK (whether through a branch or agency or, in the case of a corporate shareholder, through a permanent establishment).

2 Taxation — UK

2.1 Taxation of dividends

Under current UK taxation legislation, the Company will not be required to withhold tax at source when paying a dividend.

An individual shareholder who is resident in the United Kingdom (for tax purposes) and who receives a dividend from the Company will generally be entitled to a tax credit which may be set off against the shareholder's total income tax liability on the dividend. The tax credit will be equal to 10% of the aggregate of the dividend and the tax credit (the **"gross dividend"**), which is also equal to one-ninth of the cash dividend received.

United Kingdom resident individual shareholders who are not liable to income tax in respect of their dividends, including individuals holding shares through individual savings accounts, will not be entitled to reclaim any part of the tax credit.

A United Kingdom resident individual shareholder who is liable to income tax at the starting or basic rate will be subject to tax on the dividend at the rate of 10% of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend.

To the extent that the gross dividend when treated as the top slice of a UK resident individual shareholder's income falls above the threshold for higher rate income tax, the shareholder will be liable to income tax on the dividend at the higher rate of 32.5%. The tax credit will be set against, but not fully match, the shareholder's tax liability on the gross dividend and such shareholder will have to account for additional tax equal to 22.5% of the gross dividend (which is also equal to 25% of the cash dividend received).

United Kingdom resident corporate shareholders will generally not be subject to corporation tax on dividends paid by the Company. Such shareholders will not be able to claim repayment of tax credits attaching to dividends.

United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends.

Non-United Kingdom resident shareholders will not generally be able to claim repayment from HM Revenue & Customs of any part of the tax credit attaching to dividends paid by the Company. A shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. Shareholders who are not resident in the United Kingdom (for tax purposes) should obtain their own tax advice concerning tax liabilities on dividends received from the Company.

2.2 Taxation of capital gains

(i) UK resident shareholders — individuals

A disposal of Ordinary Shares by an individual shareholder who is resident or ordinarily resident in the UK for tax purposes may give rise to a gain (or loss) for the purposes of taxation of capital gains.

A gain on a disposal of Ordinary Shares, together with other gains less allowable losses in a fiscal year, is subject to tax at the individual's marginal tax rate to the extent that it exceeds the annual exempt amount, which for the fiscal year 2005/2006 is £8,500.

Taper relief may be available to reduce the amount of any gain chargeable to tax. The availability and rate of taper relief will depend on the period of ownership of the Ordinary Shares (among other things). In most cases, the Ordinary Shares will constitute non-business assets, in which case they will not qualify for taper relief until they have been held for a period of three complete years. Thereafter the untapered gain is reduced by 5% for each complete year of ownership (including the third year of ownership) up to a maximum of a 40% reduction.

(ii) UK resident shareholders — corporates

A disposal of Ordinary Shares by a United Kingdom resident corporate shareholder may give rise to a gain (or loss) for the purposes of corporation tax on chargeable gains, subject to any available reliefs or exemptions. Indexation allowance may be available to reduce the amount of any gain.

(iii) Shareholders temporarily non-resident in the United Kingdom

A shareholder who is an individual and who is only temporarily non-resident in the United Kingdom for tax purposes, may, under anti-avoidance legislation, still be liable to UK tax on any capital gain realised (subject to any available exemption or relief). Such shareholder may also be subject to foreign taxation on any gain under local law although such foreign tax may be allowable as a deduction in the computation of the gain for UK tax purposes.

(iv) Non-UK resident shareholders (including US resident shareholders)

Shareholders who are not resident or (in the case of individuals) ordinarily resident for tax purposes in the UK will not (subject to the anti-avoidance provisions referred to above) be liable for UK tax on capital gains realised on the disposal of their Ordinary Shares unless such Ordinary Shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or, in the case of a corporate shareholder, through a permanent establishment. Such shareholders may be subject to foreign taxation on any gain under local law.

2.3 Inheritance and gift taxes

The Ordinary Shares will be assets situated in the UK for the purposes of UK inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may (subject to certain exemptions and reliefs) give rise to a liability to UK inheritance tax even if the holder is neither domiciled in the UK nor deemed to be domiciled there under certain rules relating to long residence or previous domicile. UK inheritance tax is not however chargeable on gifts to individuals or trusts (other than discretionary trusts) if the transfer is made more than seven complete years prior to death of the donor. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold Ordinary Shares bringing them within the charge to inheritance tax. Shareholders should consult an appropriate professional adviser if they make a gift of any kind or intend to hold any Ordinary Shares through trust arrangements.

2.4 Stamp duty and stamp duty reserve tax ("SDRT")

Holders of Ordinary Shares will be registered on the register of the Company in the UK. Persons who are a "system-member" of CREST (as defined in the CREST Regulations) may elect to hold their Ordinary Shares through CREST for trading on the London Stock Exchange.

(i) Ordinary Shares under the Global Offer

The transfer of Ordinary Shares to persons acquiring Ordinary Shares pursuant to the Global Offer will be subject to either stamp duty or SDRT (as set out in (ii) below) at the rate of 0.5% (in the case of stamp duty, rounded up to the next multiple of £5) of the amount or value of the consideration payable. Both stamp duty and SDRT are normally the liability of the purchaser. However any stamp duty or SDRT payable in respect of an agreement to transfer or the transfer of the Ordinary Shares to persons acquiring Ordinary Shares pursuant to the Global Offer (including, in respect of a number of Ordinary Shares not exceeding the maximum amount of the Over-allotment Shares, Ordinary Shares sold to purchasers pursuant to the Over-allotment Arrangements) will generally be borne by the Selling Shareholders, except that the amount of stamp duty or SDRT so borne will be limited to 0.5% if stamp duty or SDRT is payable at the higher rate referred to in paragraph (iv) below.

(ii) Future transfers of Ordinary Shares registered on the UK share register of the Company

Stamp duty at the rate of 0.5% of the actual consideration paid (rounded up to the next multiple of £5) is payable on an instrument transferring Ordinary Shares. A charge to SDRT will also arise on an agreement to transfer Ordinary Shares (at the rate of 0.5% of the consideration paid), although the liability will be cancelled and any SDRT already paid will be repaid, generally with interest, provided that the instrument transferring Ordinary Shares is executed and duly stamped within six years of the date on which the liability to SDRT arises. Higher rates may apply in certain circumstances (*inter alia*, as described in paragraph (iv) below).

(iii) Ordinary Shares held through CREST

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of Ordinary Shares into the system unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5%) will arise. Paperless transfers of Ordinary Shares within CREST will be liable to SDRT (usually at a rate of 0.5%) rather than stamp duty.

(iv) Clearance services and depositary receipt arrangements

Where Ordinary Shares are issued or transferred (a) to, or to a nominee or agent for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will be payable at the higher rate of 1.5% of the amount or value of the consideration payable or, in certain circumstances, the value of the Ordinary Shares (rounded up to the next multiple of £5 in the case of stamp duty). This liability for stamp duty or SDRT will strictly be accountable by the depositary or clearance service operator or its nominee or agent, as the case may be, but will, in practice, generally be reimbursed by participants in the clearance service or depositary receipt scheme. Clearance services may opt, provided certain conditions are satisfied, for the normal rate of stamp duty or SDRT to apply to issues or transfers of Ordinary Shares into, and to transactions within, such services instead of the higher rate of 1.5% generally applying to an issue or transfer of Ordinary Shares into the clearance service and the exemption from stamp duty and SDRT on transfers of Ordinary Shares whilst in the service.

The statements in this paragraph 2.4 summarise the current position and are intended as a general guide only. Special rules apply to agreements made by, amongst others, intermediaries and certain categories of person may be liable to stamp duty or SDRT at different rates.

Any person who is in any doubt as to his or her taxation position should consult his or her professional advisers.

3 US federal income tax considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

The following is a summary under present law of the material US federal income tax consequences of the acquisition, ownership and disposition of Ordinary Shares by a US Holder. This summary deals only with initial purchasers of Ordinary Shares that are US Holders and that will hold the Ordinary Shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Ordinary Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address all of the tax considerations that may be relevant to investors subject to special treatment under the US federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, investors that own (directly or indirectly) 10% or more of the voting stock of the Company, investors that have a permanent establishment in the United Kingdom, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, traders that elect to mark to market, investors that will hold the Ordinary Shares as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes or investors whose functional currency is not the US dollar).

The US federal income tax treatment of a partner in a partnership that holds Ordinary Shares will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisers concerning the US federal income tax consequences to their partners of the acquisition, ownership and disposition of Ordinary Shares by the partnership.

The Company believes, and this summary assumes, that the Company was not for the financial year ended 2 October 2005, and currently is not and does not expect to become, a passive foreign investment company (a **"PFIC"**) for US federal income tax purposes. The Company's possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be a PFIC in any year, materially adverse consequences could result for US Holders.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the United States and the United Kingdom (the **"Treaty"**) all as currently in effect and all subject to change at any time, possibly with retroactive effect.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

3.1 Dividends

(i) General

Distributions paid by the Company out of current or accumulated earnings and profits (as determined for US federal income tax purposes) will generally be taxable to a US Holder as foreign source dividend income, and will not be eligible for the dividends received deduction generally allowed to US corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's basis in the Ordinary Shares and thereafter as capital gain. However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US Holders should therefore assume that any distribution by the Company with respect to Ordinary Shares will constitute ordinary dividend income. US Holders should consult their own tax advisers with respect to the appropriate US federal income tax treatment of any distribution received from the Company.

For taxable years that begin before 2009, dividends paid by the Company will be taxable to a non-corporate US Holder as "qualified dividend income" at the special reduced rate normally applicable to capital gains, provided the Company qualifies for the benefits of the Treaty, which the Company expects to be the case. A US Holder will be eligible for this reduced rate only if it has held the Ordinary Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.

For the purposes of the foreign tax credit limitation, dividends paid by the Company generally will constitute foreign source income in the "passive income" basket. If a US Holder receives a dividend from the Company that qualifies for the reduced rate described in the preceding paragraph, the amount of the dividend taken into account in calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. Prospective purchasers should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules to dividends on the Ordinary Shares and the foreign tax credit implications of receiving a dividend that is eligible for the special reduced rate described above.

(ii) Foreign currency dividends

Dividends paid in pounds sterling will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the US Holder, regardless of whether the pounds sterling are converted into US dollars at that time. If dividends received in pounds sterling are converted into US dollars on the day they are received, the US Holder generally will not be required to recognise foreign currency gain or loss in respect of the dividend income. Generally, gain or loss realised on a subsequent conversion of pounds sterling to US dollars or other disposition will be treated as US source ordinary income or loss.

3.2 Sale or other disposition

A US Holder's tax basis in an Ordinary Share will generally be its US dollar cost. The US dollar cost of an Ordinary Share purchased with foreign currency will generally be the US dollar value of the purchase price on the date of purchase or, in the case of Ordinary Shares traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis US Holder (or an accrual basis US Holder that so elects), on the settlement date for the purchase. Such an election by an accrual basis US Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Upon a sale or other disposition of Ordinary Shares, a US Holder generally will recognise capital gain or loss equal to the difference, if any, between the amount realised on the sale or other disposition and the US Holder's adjusted tax basis in the Ordinary Shares. This capital gain or loss will generally be US source and will be long-term capital gain or loss if the US Holder's holding period in the Ordinary Shares exceeds one year. However, regardless of a US Holder's actual holding period, any loss may be long-term capital loss to the extent the US Holder receives a dividend that qualifies for the reduced rate described above under the paragraph entitled "Dividends-General" and exceeds 10% of the US Holder's tax basis in its Ordinary Shares. Deductibility of capital losses is subject to limitations.

The amount realised on a sale or other disposition of Ordinary Shares for an amount in pounds sterling will be the US dollar value of this amount on the date of sale or disposition. On the settlement date, the US Holder will recognise US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based on the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of Ordinary Shares traded on an established securities market that are sold by a cash basis US Holder (or an accrual basis US Holder that so elects), the amount realised will be determined using the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time.

3.3 Disposition of foreign currency

Foreign currency received on the sale or other disposition of an Ordinary Share will have a tax basis equal to its US dollar value on the settlement date. Foreign currency that is purchased will generally have a tax basis equal to the US dollar value of the foreign currency on the date of purchase. Any gain or loss recognised on a sale or other disposition of a foreign currency (including its use to purchase Ordinary Shares or upon exchange for US dollars) will be US source ordinary income or loss.

3.4 Passive foreign investment company considerations

The Company believes that it was not for the financial year ended 2 October 2005, is not currently, and does not expect to become, a PFIC for US federal income tax purposes but the Company's possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company were to be treated as a PFIC, US Holders of Ordinary Shares would be required (i) to pay a special US addition to tax on certain distributions and gains on sale and (ii) to pay tax on any gain from the sale of Ordinary Shares at ordinary income (rather than capital gains) rates in addition to paying the special addition to tax on this gain. Additionally, dividends paid by the Company would not be eligible for the special reduced rate of tax described above under paragraph 3.1: "Dividends" above. Prospective purchasers should consult their tax advisers regarding the potential application of the PFIC regime.

3.5 Backup withholding and information reporting

Payments of dividends and other proceeds with respect to Ordinary Shares by a US paying agent or other US intermediary will be reported to the IRS and to the US Holder unless the holder is a corporation or otherwise establishes a basis for exemption. Backup withholding may apply to reportable payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. Any backup withholding tax will be refunded or allowed as a credit against the US Holder's US federal income tax liability if the US Holder gives the appropriate information to the IRS. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

3.6 Reportable transactions

A US taxpayer that participates in a "reportable transaction" will be required to disclose this participation to the IRS. The scope and application of these rules is not entirely clear. An accrual basis US Holder that does not make the election referred to in the paragraph entitled "Sale or other disposition" above, may be required to treat a foreign currency exchange loss resulting from a difference in exchange rates between the date on which the US Holder sells the Ordinary Shares and the settlement date for the sale as a reportable transaction if the loss exceeds US$50,000 in a single taxable year, if the US Holder is an individual or trust, or higher amounts for other non-individual US Holders. In the event any such loss is treated as a reportable transaction for purposes of these rules, a US Holder will be required to disclose its investment by filing Form 8886 with the IRS. Prospective purchasers are urged to consult their tax advisers regarding the application of these rules to Ordinary Share disposition proceeds.

PART XIV: ADDITIONAL INFORMATION

1 The Company

The Company was incorporated and registered in England and Wales on 27 October 2005 under the Companies Act as a private company limited by shares with the name Britannia SD Holdings Limited and with registered number 5604923. By a written resolution passed on 18 November 2005, the Company resolved to re-register as a public limited company and change its name to Britvic plc. On 21 November 2005 the re-registration and change of name became effective.

The registered and head office of the Company is at Britvic House, Broomfield Road, Chelmsford, Essex CM1 1TU. The telephone number of the registered office is 01245 261871.

The principal legislation under which the Company operates is the Companies Act and regulations made thereunder.

The business of the Company, and its principal activity, is to act as the ultimate holding company of the Group.

2 Share Capital

2.1 The Company was incorporated with an authorised share capital of £655,000,000 divided into 6,550,000,000,000 ordinary shares of £0.0001 each. The initial subscribers for ordinary shares in the Company and the number of ordinary shares subscribed for, fully paid up, was as follows:

(i) IHG, through its wholly-owned subsidiary Six Continents Investments Limited: 5,829,810 ordinary shares;

(ii) Pernod, through its wholly-owned subsidiary Allied Domecq Overseas (Canada) Limited: 2,914,904 ordinary shares;

(iii) Whitbread: 2,914,904 ordinary shares; and

(iv) PepsiCo, through its wholly-owned subsidiary Wotsits Brands Limited: 613,664 ordinary shares,

such ordinary shares being subscribed for by the Existing Shareholders or their relevant subsidiaries (as the case may be) *pro rata* to their existing holdings in Britannia.

2.2 The following alterations to the authorised and issued share capital of the Company have taken place since its incorporation:

(i) to achieve an appropriate capital structure for the Global Offer, the BSD Group undertook a capital restructuring during October and November 2005 (the **"Capital Restructuring"**). As part of that Capital Restructuring, on 18 November 2005, the Company entered into a share exchange agreement with the Existing Shareholders (the **"Share Exchange Agreement"**). Under the terms of the Share Exchange Agreement, the Company acquired the entire issued share capital of Britannia (the previous holding company of the BSD Group) from the Existing Shareholders in exchange for the issue of 4,295,636,426,718 ordinary shares with a nominal value of £0.0001 each to the Existing Shareholders or their relevant subsidiaries (as the case may be), *pro rata* to their shareholdings in Britannia:

(a) IHG: 2,040,427,670,190 ordinary shares;

(b) Pernod: 1,020,213,485,096 ordinary shares;

(c) Whitbread: 1,020,213,485,096 ordinary shares; and

(d) PepsiCo: 214,781,786,336 ordinary shares.

An application to claim stamp duty relief under Section 77 of the Finance Act 1986 has been or will be made in relation to the Capital Restructuring. Should the claim be unsuccessful, the Company would be liable to pay stamp duty or stamp duty reserve tax of an amount broadly equal to 0.5% of the market value of the BSD Group at the time of the Capital Restructuring;

(ii) pursuant to a written resolution passed, in accordance with Section 381A of the Companies Act, by all of the Existing Shareholders or their relevant subsidiaries (as the case may be) on 31 October 2005 and conditional upon the completion of the Share Exchange Agreement and the requisite entries being made in the register of members of the Company, every 20,000 ordinary shares of £0.0001 each in the capital of the Company were consolidated into one ordinary share with a nominal value of £2.00. Following satisfaction of the conditions, the total issued share capital of the Company, including the initial shares subscribed for in the Company, was £429,564,870 represented by 214,782,435 ordinary shares of nominal value of £2.00 (the "**Consolidation**") and each Existing Shareholder or one of its subsidiaries (as the case may be) held ordinary shares of nominal value £2.00 as follows:

(a) IHG: 102,021,675 ordinary shares;

(b) Pernod: 51,010,820 ordinary shares;

(c) Whitbread: 51,010,820 ordinary shares; and

(d) PepsiCo: 10,739,120 ordinary shares;

(iii) as part of the Capital Restructuring, the Existing Shareholders or their relevant subsidiaries (as the case may be), in accordance with Section 381A of the Companies Act and conditional upon the completion of the Consolidation, passed a written resolution on 31 October 2005 to reduce the nominal value of the Company's ordinary shares from £2.00 per ordinary share to 20p per ordinary share pursuant to Section 135 of the Companies Act (the **"Reduction of Capital"**). The resolution was sanctioned by the Court on 23 November 2005. Upon registration of the court order at Companies House, Cardiff on or around 24 November 2005, the Reduction of Capital became effective and created a distributable reserve of £386,608,383, permitting the payment of a special dividend of £98,500,000 to the Existing Shareholders, which is to be paid on 29 November 2005. Following payment of such dividend, the Company will have remaining distributable reserves of £288,108,383.

2.3 Under the Articles of Association, which have been adopted as the new articles of association of the Company conditionally upon Admission:

(i) the Directors will be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Companies Act to exercise for each Allotment Period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount;

(ii) during each Allotment Period, the Directors will be empowered to allot equity securities wholly for cash pursuant to and within the terms of the authority referred to in paragraph 2.3(i) above:

(a) in connection with a Rights Issue; and

(b) otherwise than in connection with a Rights Issue, up to an aggregate nominal amount equal to the Section 89 Amount,

as if Section 89(1) of the Companies Act did not apply to any such allotment;

(iii) by such authority and power the Directors may, during the Allotment Period, make offers or agreements which would or might require securities to be allotted after the expiry of such period; and

(iv) for the purposes of this paragraph:

(a) "**Rights Issue**" means an offer of equity securities open for acceptance for a period fixed by the Directors to: (i) holders, on the register on a record date fixed by the Directors, of ordinary shares in proportion to their respective holdings (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory;

(b) "**Allotment Period**" means the period ending on the earlier of the Company's first annual general meeting and 13 March 2007, or any other period (not exceeding 15 months on any occasion) for which the authority referred to in paragraph 2.3(i) above is renewed or extended by resolution of the Company in general meeting stating the Section 80 Amount for such period;

(c) the "**Section 80 Amount**" shall for the first Allotment Period be £14,175,640 and for any other Allotment Period shall be that stated in the relevant resolution renewing or extending the authority referred to in paragraph 2.3(i) above for such period or, in either case, any increased amount fixed by resolution of the Company in general meeting;

(d) the "**Section 89 Amount**" shall for the first Allotment Period be £2,147,824 and for any other Allotment Period shall be that stated in the relevant special resolution renewing or extending the authority referred to in paragraph 2.3(ii) above for such period or, in either case, any increased amount fixed by special resolution; and

(e) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.

2.4 The authorised, issued and fully paid share capital of the Company as at 24 November 2005, being the last practicable date prior to publication of this document, and as it will be immediately following Admission, is as follows:

Authorised			Issued	
Number	Amount (£)	Nominal Value	Number	Amount (£)
327,500,000	65,500,000	£0.20	214,782,435	42,956,487

2.5 On 10 March 2004, Britannia issued 613,664 ordinary shares to PepsiCo, representing 5% of the issued share capital of Britannia immediately following that issue, in consideration for Britannia acquiring 10% of the issued ordinary shares which PepsiCo held in Britvic Holdings Limited. As described in paragraph 2.2(i) above, the entire issued share capital of Britannia was acquired by the Company on 18 November 2005.

2.6 Save as disclosed in paragraph 2.5 above:

(i) there has been no change in the amount of the issued share or loan capital of the Company and no material change in the amount of the issued share or loan capital of any member of the Group (other than intra-group issues by wholly-owned subsidiaries) in the four financial years ended 2 October 2005; and

(ii) no share or loan capital of the Company or any other member of the Group is under option or is, or will, immediately following Admission, be agreed, conditionally or unconditionally, to be put under option.

2.7 The Company has no convertible securities, exchangeable securities or securities with warrants in issue.

3 Memorandum and Articles of Association

3.1 Memorandum of Association

The Company's objects (as set out in Clause 4 of its Memorandum of Association) are, amongst other things:

(i) to act as a holding company and to co-ordinate, finance and manage all or part of the businesses and operations of any or all companies controlled directly or indirectly by the Company or in which the Company is for the time being interested; and

(ii) to carry on the business of importing, exporting, designing, developing and manufacturing any and all non-alcoholic and alcoholic beverages and all bottles, closures and other packaging materials in relation thereto; and to market, promote, advertise, distribute and sell (both wholesale and retail) such products and other articles used or consumed by the Company's customers and members of the general public.

The objects of the Company are set out in full in Clause 4 of its Memorandum of Association, which is available for inspection at the address specified in paragraph 15: "Documents Available for Inspection" below.

3.2 Articles of Association

The Company's Articles of Association have been adopted conditional on Admission pursuant to a special resolution passed by a shareholders' written resolution on 18 November 2005 and contain, amongst others, provisions to the following effect:

3.2.1 Shares

(i) Share rights

Without prejudice to any special rights previously conferred on the holders of any shares or class of shares being issued, the Company may issue shares (including shares which are, or at the option of the Company or the holder are liable to be, redeemed) with preferred, deferred or other special rights or subject to restrictions.

(ii) Voting rights

At a general meeting, subject to any special rights or restrictions attached to any class of shares, on a show of hands every member present in person has one vote, and on a poll every member present in person or by proxy has one vote for every share held by him.

No shareholder will, unless the Directors otherwise determine, be entitled to vote at a shareholders' meeting or to exercise any other right in relation to shareholders' meetings if any call or other sum presently owed to the Company in respect of that share remains unpaid.

(iii) Variation of Rights

Whenever the share capital of the Company is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the written consent of the holders of three quarters in nominal value of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of the class. At every such separate meeting the necessary quorum is two persons holding, or representing by proxy, at least one third of the issued shares of the class, except that at an adjourned meeting the quorum is any holder of shares of the class present in person or by proxy.

The special rights attached to any class of shares will not, unless otherwise expressly provided by the terms of issue, be deemed to be varied by (a) the creation or issue of further shares ranking equally with or behind that class of shares or (b) the purchase or redemption by the Company of any of its own shares.

The conditions outlined above to change the rights of holders of any class of share are a statement of, and are no more significant than, the provisions provided for under the Companies Act.

(iv) Meetings of Shareholders

An annual general meeting shall be held not more than 18 months after the incorporation of the Company and subsequently once in every year, at such time (within a period of not more than 15 months after the holding of the last preceding annual general meeting) and place as may be determined by the Directors. All other general meetings shall be called extraordinary general meetings.

The Directors may whenever they think fit, and shall on requisition in accordance with statute, proceed with proper expedition to convene an extraordinary general meeting.

An annual general meeting and any extraordinary general meeting at which it is proposed to pass a special resolution or (save as provided by statute) a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and any other extraordinary general meeting by 14 days' notice in writing at the least. The period of notice shall in each case be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held and shall be given in the manner hereinafter mentioned to all members other than such as are not under the provisions of the Articles of Association entitled to receive such notices from the Company, provided also that a general meeting, notwithstanding that it has been called by a shorter notice than that specified above, shall be deemed to have been duly called if it is so agreed:

(a) in the case of an annual general meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of an extraordinary general meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95% in nominal value of the shares giving that right.

Every notice calling a general meeting shall specify the place and the day and hour of the meeting, and there shall appear with reasonable prominence in every such notice a statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him and that a proxy need not be a member of the Company. The notice shall specify the general nature of the business to be transacted at the meeting; and if any resolution is to be proposed as an extraordinary resolution or as a special resolution, the notice shall contain a statement to that effect. In the case of an annual general meeting, the notice shall also specify the meeting as such.

(v) Rights in a winding-up

On a winding-up of the Company, the liquidator may, with the authority of an extraordinary resolution (whether the liquidation is voluntary, under supervision or by the Court), divide among the members *in specie* or kind the whole or any part of the assets of the Company and whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property and may determine how such division shall be carried out as between the members or different classes of members. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like authority shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no contributory shall be compelled to accept any shares or other property in respect of which there is a liability.

(vi) Alteration of share capital

The Company may, by ordinary resolution, increase its share capital, consolidate all or part of its share capital into shares of a larger amount, divide its shares into shares of a smaller nominal amount and cancel any shares which have not been taken or agreed to be taken and reduce its share capital by the amount of the shares so cancelled.

The Company may, by special resolution, reduce its share capital or any share premium account or capital redemption reserve.

(vii) Directors' power to allot

Subject as provided by law, all unissued shares are at the disposal of the Directors who may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them as they see fit.

(viii) Transfers of shares

Transfers of certificated shares may be effected in writing, signed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee. Transfers of uncertificated shares may be effected by means of a relevant system (i.e. CREST).

The Directors may decline to register any transfer of a certificated share unless it is (a) in respect of only one class of share and (b) lodged at the transfer office, duly stamped if required, accompanied by the relevant share certificate(s) and other evidence reasonably required by the Directors to show the transferor's right to make the transfer and, if the transfer is executed by some other person on the transferor's behalf, the authority of that person to do so.

The Directors may refuse to register an allotment or transfer of shares in favour of more than four persons jointly. The Directors may also, in their absolute discretion, refuse to register any transfer of certificated shares which are not fully paid provided that the exercise of such discretion does not prevent dealings of shares admitted to the Official List from taking place on an open and proper basis.

(ix) Restrictions where s.212 notice not complied with

No person may, unless the Directors otherwise determine, attend or vote at any shareholders' meeting if he or any person appearing to be interested in shares has been duly served with a notice under section 212 of the Companies Act (which confers upon public companies the power to require information as to interests in its voting shares) and is in default for a period of 14 days in supplying to the Company the information required. In addition, the Directors may in their absolute discretion, by notice to the holder of 0.25% or more of the issued shares of a relevant class, direct that:

(a) any dividend or other money which would otherwise be payable on the shares will be retained by the Company without any liability for interest and the shareholder will not be entitled to elect to receive shares in lieu of dividend; and/or

(b) (with various exceptions set out in the Articles of Association) transfers of the shares will not be registered.

3.2.2 Directors

(i) Directors' fees

Directors' fees are determined by the Directors except that they may not exceed £1,500,000 per annum in aggregate or such higher amount as may be determined by ordinary resolution of shareholders. Any Director who holds any executive office (including the office of Chairman or Deputy Chairman), or who serves on any committee of the Directors, or who otherwise performs services which in the opinion of the Directors are outside the scope of the ordinary duties of a Director, may be paid extra remuneration by way of salary, commission or otherwise or may receive such other benefits as the Directors may determine.

(ii) Age limit

There is no age limit for Directors.

(iii) Directors' interests

Subject to the Companies Act, and provided that he has disclosed to the Directors the nature and extent of his interest, a Director:

(a) may be a party to, or be otherwise interested in, any contract, transaction or arrangement in which the Company is interested;

(b) may be a director or employee of, or a party to any contract, transaction or arrangement with, or otherwise interested in, any body in which the Company is interested;

(c) may (or any firm of which he is a partner, employee or member may) act in a professional capacity for the Company and be remunerated; and

(d) will not, unless otherwise agreed by him, be accountable to the Company for any benefit which he derives from any such contract, transaction or arrangement or from any such office or employment or from any interest in any such body corporate or for such remuneration.

(iv) Restrictions on voting

Except as provided below, a Director may not vote in respect of any contract, arrangement or any other proposal in which he has any material interest, otherwise than by virtue of an interest in the Company's shares, debentures or other securities or otherwise in or through the Company. Subject to the provisions of the Companies Act, a Director is entitled to vote and be counted in the quorum in respect of any resolution concerning (*inter alia*):

(a) the giving of any security, guarantee or indemnity in respect of obligations incurred by him and guaranteed by the Company (or vice versa);

(b) any proposal concerning an offer of securities by the Company in which he is or may be entitled to participate as a holder of securities or as an underwriter or sub-underwriter;

(c) any proposal concerning any other company, provided that he and connected persons do not have an interest in 1% or more of any class of share capital of such company;

(d) any proposal relating to an arrangement for the benefit of employees which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates; and

(e) any proposal concerning insurance for the benefit of the Directors.

(v) Appointment of a Director by the Board

The Directors may appoint one or more of their body to be the holder of any executive office (including the office of chairman or deputy chairman) on such terms and for such period as they may (subject to the provisions of statute) determine and may also at any time revoke or vary the terms of any such appointment. They may entrust to any Director holding any executive office any of the powers exercisable by them as Directors.

(vi) Borrowing powers

The Directors may exercise all the powers of the Company to borrow money, mortgage or charge its assets, and issue debentures and other securities. The Directors shall, however, restrict the borrowings of the Company and exercise all voting and other rights in relation to its subsidiary undertakings so as to secure (so far, as regards subsidiary undertakings, as by such exercise they can secure) that the aggregate amount for the time being remaining outstanding of all monies borrowed by the Group and for the time being owing to persons outside the Group (as defined) less the aggregate amount of Current Asset Investments (as defined) shall not at any time without the previous sanction of an ordinary resolution of the Company exceed (i) before the publication of the first audited consolidated accounts of the Company, the sum of £1,000,000,000 and (ii) thereafter an amount equal to three times the Adjusted Capital and Reserves (as defined).

3.2.3 Dividends

The Company may, by ordinary resolution, declare dividends to be paid to its shareholders, but the amount of such dividends may not exceed the amount recommended by the Directors.

If the Directors believe that dividends are justified, they may pay dividends on any class of share where the dividend is payable on fixed dates. They may also pay interim dividends on shares of any class in amounts and on dates and periods as they think fit. Provided the Directors act in good faith they shall not incur any liability to the holders of any shares for any loss they may suffer by the payment of dividends on any other class of shares having rights ranking equally with or behind those shares.

No dividend may be paid otherwise than out of profits available for distribution under the Companies Act.

Unless the share rights otherwise provide, all dividends shall be apportioned and paid *pro rata* according to the amounts paid on the shares during any portion or portions of the period in respect of which the dividend is paid.

Any dividend unclaimed for six years from the date on which it was declared or became due for payment shall be forfeited and shall revert to the Company.

The Directors may, if authorised by ordinary resolution, offer to shareholders the right to receive, in lieu of dividend, an allotment of new Ordinary Shares credited as fully paid.

3.2.4 Notices to overseas shareholders

A shareholder who has no registered address within the United Kingdom and has not supplied to the Company an address within the United Kingdom for the service of notices will not be entitled to receive notices from the Company.

4 Directors', Senior Management's and Other Interests

4.1 For the purposes of this document, the members of the administrative, management or supervisory bodies of the Company are the Directors: Paul Moody, John Gibney, Gerald Corbett, Joanne Averiss, Chris Bulmer, Bob Ivell and Michael Shallow.

4.2 The Directors and members of Senior Management, their functions within the Group and brief biographies are set out in paragraph 1 of Part VI: "Directors and Senior Management of the Group".

4.3 Upon Admission, save as disclosed below in the case of the Non-executive Directors and in paragraph 5.3 in the case of the Executive Directors, none of the Directors nor any person connected with a Director will have any interest in the Company's share or loan capital and there is no person to whom any capital of any member of the Group is under any share option or agreed unconditionally to be put under any share option.

Name	After Admission	
	Ordinary Shares beneficially owned (Number)	Ordinary Shares beneficially owned (%)
Gerald Corbett	65,217	0.03
Joanne Averiss	8,696	0.00
Chris Bulmer	6,522	0.00
Bob Ivell	10,870	0.01
Michael Shallow	21,739	0.01

Note:

(1) Assumes the Offer Price is set at the mid-point of the Offer Price Range.

4.4 Save as set out in paragraph 4.6 below, no Director nor member of Senior Management has or has had any interest, direct or indirect, in any transaction which is or was unusual in its nature or its conditions or significant to the business of the Group during the current or immediately preceding financial year, or during any earlier financial year and which remains in any respect outstanding or unperformed.

4.5 Save as set out in paragraph 4.6 below, no Director nor member of Senior Management has any potential conflicts of interest between their duties to the Company and their private interests and/or their duties to third parties.

4.6 Joanne Averiss is also a director of a number of PepsiCo's subsidiaries, details of which are set out in paragraph 4.8 below. In addition to her fiduciary obligations to act in the best interests of the Company, Joanne Averiss's appointment letter requires her to discharge her duties in the interests of the Company notwithstanding her connection with PepsiCo. In March 2004, prior to the date of Joanne Averiss's appointment as a Director of Britvic, the Group entered into, *inter alia*, the EBAs with PepsiCo. Further details on the EBAs are set out in the paragraph entitled "Relationship with PepsiCo" in Part V.

4.7 There are no outstanding loans granted by any member of the Group to the Directors or any member of Senior Management, or any guarantees provided by any member of the Group for the benefit of the Directors.

4.8 Set out below are directorships (unless otherwise stated) and partnerships held by the Directors and members of Senior Management in the five years prior to the date of this document (excluding subsidiaries of the Company):

Directorships and partnerships

Director/ Senior Manager	Current	Previous
Directors		
G M N Corbett	Health Club Holdings Limited Holtsmere End Farm Limited SSL International Plc Woolworths Group Plc Woolworths Public Limited Company Greencore plc	Abbot's Hill Limited
P S Moody	British Soft Drinks Association Limited	—
J M Gibney	Pure Fruit Juices Limited Fineheart Limited Intercontinental Hotels CIF Limited	Canada Dry (U.K.) Limited British (N.I.) Limited Democelebs Limited
J K Averiss	Copella Fruit Juices Limited Earthposed Limited Frito-Lay Foods Frito-Lay Holdings Limited Frooties Limited Impulse Action Limited PepsiCo 1990 Trustee Limited	PepsiCo Food and Beverages International Limited

Director/ Senior Manager	Current	Previous
	PepsiCo Fleet Services Limited PepsiCo Foods and Beverages International Limited PepsiCo Holdings PepsiCo Investments Limited PepsiCo Property Management Limited Pete & Johnny Limited PFI Agriculture Europe Limited Planters U.K. Limited Romix 1990 Trustee Limited Smiths Crisps Limited Tropicana United Kingdom Limited Walkers (Nominees) Limited Walkers 1990 Pensions Trustee Limited Walkers Acquisition Company Limited Walkers Crisps Limited Walkers Group Limited Walkers Intermediate Holding Company Limited Walkers No. 2 1990 Trustee Limited Walkers Snack Foods Limited Walkers Snack Services Limited Walkers Snacks (Distribution) Limited Walkers Snacks Limited Wotsits Brands Limited	
C J Bulmer	Berkley Square Pension Trustee Company Limited	—
R Ivell	Next Generation Clubs Limited Park Resorts Group Limited Regents Inns Plc The Restaurant Group Plc	Electronic Leisure Consultants Limited Huggins and Company Limited Scottish & Newcastle Plc Spirit Group Retail Limited Spirit Group Retail Pubs and Restaurants Limited The Chef & Brewer Group Limited
M S Shallow	Greene King Plc PubCo Plc	Butterfly Hotels Limited

Director/ Senior Manager	Current	Previous
Senior Managers		
A R Beaney	Britvic Soft Drinks Limited FFB Fast Track	Britvic International Limited
D J Frost	Britvic Pensions Limited Britvic Soft Drinks Limited Chiltern Court Residents Association Limited	
A C Marsden	Britvic Soft Drinks Limited Incorporated Society of British Advertisers Limited The Broadcast Committee of Advertising Practice Limited	Audit Bureau of Circulations Limited The Institute of Sales Promotion Limited
A Richards	Britvic Soft Drinks Limited	—
M N J Rose	Britvic Soft Drinks Limited The Southern Table Water Company Limited	—

4.9 None of the Directors or members of Senior Management has:

(i) had any convictions in relation to indictable offences or convictions in relation to fraudulent offences in the previous five years;

(ii) been declared bankrupt or been subject to any individual voluntary arrangement, or been associated with any bankruptcy, receivership or liquidation in his capacity as director or senior manager in the previous five years;

(iii) been an executive director or senior manager of any company which, at the time of or within 12 months following his executive directorship, has been subject to a receivership, compulsory liquidation, creditors' voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors;

(iv) been a partner or senior manager in any partnership which, at the time of or within 12 months following his being a partner, has been subject to a compulsory liquidation, administration or partnership voluntary arrangement;

(v) owned any assets which have been subject to a receivership or been a partner in a partnership subject to a receivership where he was a partner at the time or within the 12 months preceding such event; or

(vi) been subject to public criticism or any official public incrimination and/or sanctions by any statutory or regulatory authority (including recognised or designated professional bodies) or been disqualified by a court from acting as a director or member of the administrative, management or supervisory bodies of a company or from acting in the management or conduct of the affairs of any company in the previous five years.

5 Directors' and Senior Management's Remuneration and Terms and Conditions

5.1 For the purposes of this document, the members of the administrative, management or supervisory bodies of the Company are the Directors: Paul Moody, John Gibney, Gerald Corbett, Joanne Averiss, Chris Bulmer, Bob Ivell and Michael Shallow.

5.2 As at 2 October 2005, Paul Moody was employed by Britvic Soft Drinks Limited as Managing Director of the Group and John Gibney was employed by Britvic Soft Drinks Limited as Finance Director of the Group, a senior management position on Britvic's Executive Committee. On Admission, Paul Moody will become Chief Executive Officer and John Gibney will remain Finance Director of the Group (the **"Executive Directors"**).

Details of the Executive Directors' length of office under their service agreements applicable in the financial period ended 2 October 2005 are set out below:

Name	Date of commencement of continuous employment	Notice required to terminate (by Executive)	Notice required to terminate (by Britvic)
Paul Moody	26 February 1996	26 weeks	52 weeks
John Gibney	30 January 1989	26 weeks	52 weeks

5.3 The service agreements of Britvic's Executive Directors and Senior Management (the **"Britvic Executives"**), as applicable in the financial period ended 2 October 2005, do not provide for any benefits upon termination of employment, save for the following benefit (not applicable to Doug Frost). On a change of control of IHG following which a Britvic Executive's employment is terminated without cause within 12 months or they resign in circumstances where they are entitled to resign without notice, the Britvic Executive is entitled to:

(i) be treated as if their employment terminated twelve months following the actual date of termination for the purposes of the Company's pension scheme; and

(ii) receive a sum equal to twelve months' salary plus a sum equal to the amount they could be expected to receive as bonus under the short term incentive scheme in a year (calculated by reference to the bonus received in the preceding three years) (less any salary accrued after the date on which their employment terminates and any tax and social security contributions); but

(iii) less any salary accrued after the date on which their employment terminates and any tax and social security contributions.

5.4 The Executive Directors have entered into new service agreements with the Company which will be effective from the date of Admission and replace their current service agreements. The terms of the new service agreements reflect the information set out above, save to the extent set out in this paragraph.

The Executive Directors' new service agreements do not provide for any benefits upon termination of employment and do not contain a change of control clause as described above.

The service agreements entitle each of the Executive Directors to the following benefits:

(i) basic salary of £415,000 per annum for Paul Moody and £265,000 per annum for John Gibney;

(ii) eligibility for a short term incentive plan which will provide an annual cash bonus opportunity of 0-100% of base salary for John Gibney and 0-120% of base salary for Paul Moody, depending upon achievement of performance targets;

(iii) a grant of awards under the Performance Share Plan (**"PSP"**) shortly after Admission. Paul Moody and John Gibney will be granted such number of Ordinary Shares representing 0.04% and 0.03% respectively of the issued share capital of the Company as at Admission[32]. Such awards will be subject to total shareholder return performance over a three year performance period (further details are set out at paragraph 7.5.8 below);

(iv) a grant of share options under the Britvic Executive Share Option Scheme shortly after Admission. Paul Moody and John Gibney will be granted options over such number of Ordinary Shares representing 0.17% and 0.08% respectively of the issued share capital of the Company as at Admission[32]. The awards will be subject to a performance condition based on the Company's earnings per share over a three-year performance period (further details are set out at paragraph 7.4.8 below);

(v) a grant of transitional awards under the PSP shortly after Admission. Paul Moody and John Gibney will be granted such number of Ordinary Shares representing 0.20% and 0.15% respectively of the issued share capital of the Company as at Admission[32]. Each award will vest in equal tranches over three years following Admission, subject to a return on invested capital performance condition (further details are set out in paragraph 7.5.8 below);

(vi) entitlement to participate in the executive defined benefit section of the Britvic Pension Plan, and (for Paul Moody) entitlement to participate in the Britvic Executive Top-up Scheme; and

(vii) other customary benefits (comprising private medical insurance and car benefit).

---

(32) Assumes the Offer Price is set at the mid-point of the Offer Price Range.

5.5 Gerald Corbett was engaged by Britannia as a consultant on 24 August 2005 in connection with the establishment and flotation of Britvic. Gerald Corbett's appointment terminates automatically on 31 December 2005 or Admission, whichever is earlier, or on 4 weeks' notice from the Company. Neither Joanne Averiss, Chris Bulmer, Bob Ivell nor Michael Shallow were engaged by any member of the Group during the financial period ended 2 October 2005.

5.6 The Non-executive Directors have entered into new letters of appointment with Britvic which will take effect from the date of Admission and, in the case of Gerald Corbett, he has entered into a letter of appointment as Chairman of the Company which will take effect from the date of Admission and replace his existing consultancy agreement.

The remuneration of the Non-executive Directors on Admission will be as follows:

Name	Annual fee	Other remuneration/benefits	Term of Office	Notice Period for either party
Gerald Corbett	£180,000	An award of free Ordinary Shares on completion of three years' service as Chairman of the Company. The number of Ordinary Shares awarded will be the same as the number of Ordinary Shares he buys, on Admission, with an investment of up to £150,000 and holds for a three-year period. Other benefits are an annual allowance of £25,000 (less tax) for a motor vehicle and associated costs, and reimbursement of expenses.	3 years	12 months
Joanne Averiss	£33,000	N/A, save for reimbursement of expenses	3 years	3 months
Chris Bulmer	£35,000 (including £2,000 in respect of her appointment as Chairman of the Remuneration Committee)	N/A, save for reimbursement of expenses	3 years	3 months
Bob Ivell	£35,000 (including £2,000 in respect of his appointment as Senior Independent Director)	N/A, save for reimbursement of expenses	3 years	3 months
Michael Shallow...	£35,000 (including £2,000 in respect of his appointment as Chairman of the Audit Committee)	N/A, save for reimbursement of expenses	3 years	3 months

The letters of appointment for the Non-executive Directors do not provide benefits upon termination.

5.7 It is intended that the Senior Management will in due course enter into new service agreements with the Group on their current terms which will replace their existing service agreements. The agreements will not include a change of control clause as detailed in paragraph 5.3 above.

5.8 The pre-Admission cash based long term incentive plan has a three-year cycle. The first grant ran from 2002 to 2005 and the payout is calculated according to the performance calculated on the basis of the accounts for the financial period ended 2 October 2005. The amount due is expected to be paid in December 2005, but has not yet been calculated. The second and third long term incentive plan grants run from 2003 to 2006 and 2004 to 2006. It is proposed that these will be paid out early, in an amount calculated by reference to the 2005 accounts, pro rated. Again, the amounts payable have not yet been calculated. The long term incentive plan is to cease on Admission, being replaced by PSP grants, as disclosed in paragraph 7.5 below.

5.9 The aggregate emoluments of the Directors and the Senior Management for the financial year ended 2 October 2005 was approximately £2,139,530. This figure includes salaries, a fuel benefit, car benefit, medical insurance, life assurance and benefits paid out under a short term incentive plan and a cash-based long term incentive plan (referable to financial years up to 3 October 2004, and paid in December 2004 and March 2005 respectively). The total amount set aside by the Group to provide pension, retirement or similar benefits in respect of the Directors and Senior Management in the financial year ended 2 October 2005 was £754,600.

5.10 Consistent with developing market practice, Britvic has entered into a deed under which each of the Directors has the benefit of an indemnity in respect of any liability incurred for negligence, default, breach of duty or breach of trust in relation to the affairs of Britvic.

6 Principal Shareholders

The following table sets forth certain information, insofar as the Company is aware, as at 18 November 2005 (being the latest practicable date prior to the publication of this document and following the consolidation), with respect to any person that is interested, directly or indirectly, in 3% or more of the existing Ordinary Share Capital of the Company:

	Before Admission		After Admission[2]	
Name	Ordinary Shares beneficially owned (Number)	Ordinary Shares beneficially owned (%)	Assuming the maximum number of Ordinary Shares are acquired pursuant to of the Over-allotment Arrangements (%)	Assuming no acquisition of Ordinary Shares pursuant to the Over-allotment Arrangements (%)
IHG	102,021,675	47.50	6.53	11.88
Pernod	51,010,820	23.75	3.24	5.91
Whitbread	51,010,820	23.75	3.24	5.91
PepsiCo[1]	10,739,120	5.00	5.00	5.00

Notes:

(1) The Ordinary Shares of the Company held by PepsiCo are subject to a voting trust deed dated 10 March 2004, as amended, between Tropicana United Kingdom Limited and Wotsits Brands Limited (the "**Voting Trust Deed**"), pursuant to which the voting rights attaching to such shares are held for the Selling Shareholders and exercised on behalf of the Selling Shareholders. The Voting Trust Deed will terminate upon Admission.

(2) Assumes that (i) the Selling Shareholders participate in the Over-allotment Arrangements on a pro rata basis; (ii) Pernod and Whitbread sell an equal number of Ordinary Shares to the Non-executive Directors; and (iii) the Offer Price is set at the mid-point of the Offer Price Range. Percentages are also subject to the stock loan arrangements referred to in paragraph 9.2 below.

Through its shareholding and rights under the Voting Trust Deed, as at 18 November 2005 (being the latest practicable date prior to the publication of this document), IHG controlled approximately 50.1% of the voting rights of the Company. Following the Global Offer, and assuming the maximum number of Ordinary Shares are acquired pursuant to the Over-allotment Arrangements and the Selling Shareholders participate in the Over-allotment Arrangements on a *pro rata* basis, it is expected that IHG will hold 6.5% of the Company's entire issued share capital (11.9% if no Ordinary Shares are acquired pursuant to the Over-Allotment Arrangements).

None of the Company's major shareholders has different voting rights attached to the Ordinary Shares they hold.

7 Employee Share Plans

7.1 Policy

The Company's policy in relation to employee share plans is designed to:

7.1.1 attract the best employees and provide appropriate retention strength against competitive attempts to recruit executives to leave;

7.1.2 require Executive Directors to build and maintain a significant level of ownership of Ordinary Shares in the Company and thus align their interests with those of Shareholders; and

7.1.3 recognise that the Company will be a UK listed company owned predominantly by UK-based investors. Therefore, incentive arrangements should comply, as far as is practicable, with the basic principles of the UK investor guidelines.

A minimum level of Ordinary Share ownership will be set for the Executive Directors. They will be expected to acquire a holding of Ordinary Shares equal to their annual salary, calculated at the share price on Admission, within 5 years from Admission, although this timeframe may be reviewed. Until this holding is acquired, the Executive Directors may not sell any Ordinary Shares, other than to finance the cost of exercising options and any tax liabilities arising from the Employee Share Plans, or in exceptional circumstances, approved by the Remuneration Committee, for example financial hardship.

From Admission the Company will have the following employee share plans (together the **"Employee Share Plans"**), the principal terms of which are set out below:

- the Britvic Sharesave Plan (**"Sharesave"**);
- the Britvic Share Incentive Plan (**"SIP"**);
- the Britvic Executive Share Option Plan (**"Option Plan"**);
- the Britvic Performance Share Plan (**"PSP"**); and
- the Britvic Restricted Share Plan (**"RSP"**).

In addition, the Company is establishing the Britvic Employee Benefit Trust, which may be used to provide Ordinary Shares to employees under some or all of the Employee Share Plans.

The Executive Directors will be eligible to participate in the Option Plan and the PSP, and the Remuneration Committee will consider annually the performance targets relating to their participation to ensure the targets remain appropriate and stretching. All decisions relating to their participation will be made by the Remuneration Committee.

The issue of Ordinary Shares under the Employee Share Plans is limited, so that in any ten year period, not more than 10% of the issued ordinary share capital of the Company may be issued under all the Employee Share Plans, and not more than 5% of the issued ordinary share capital of the Company may be issued under the discretionary plans (Option Plan, PSP and RSP, except in the case of grants which are subject to significantly more stretching performance targets, and which do not vest in full unless upper quartile performance is achieved). Awards under the Employee Share Plans are not pensionable.

The rules of the Employee Share Plans may be amended by the Directors. However, in the case of those plans involving the issue of new Ordinary Shares or the participation of Executive Directors, the limits on the issue of Ordinary Shares and other key features cannot be altered to the advantage of participants without prior shareholder approval. Where appropriate, amendments are subject to the approval of the HM Revenue & Customs.

7.2 SIP

The SIP is an all-employee plan approved by HM Revenue & Customs. The Company intends to use it as the vehicle for an initial employee offer, to encourage employee share ownership immediately following Admission. This will take the form of a special offer of matching shares on a ratio of two matching shares for each Ordinary Share bought with a participant's savings between February and April 2006 up to a limit of £75 per four week pay period, together with a special offer of free shares to a value of £750 for each employee. Because of HM Revenue & Customs' rules, the free shares cannot be delivered to employees until April 2006. In addition the Company intends to offer ongoing participation in the SIP on the basis of annual awards of free Ordinary Shares with a value of 3% of salary (subject to the HM Revenue & Customs' limit of £3,000 in each tax year), together with an offer of matching shares on the basis of one matching share for each Ordinary Share bought with a participant's savings up to a maximum of £75 per four week pay period.

The basic terms of the SIP under which these and future offers will be made are as follows:

7.2.1 Outline

The SIP operates through a UK resident trust. It allows employees to be awarded free Ordinary Shares and to use savings deducted from salary to buy Ordinary Shares, on the basis that the Ordinary Shares are held in trust under a HM Revenue & Customs approved share incentive plan.

7.2.2 Eligibility

All employees and Executive Directors of the Company and any participating subsidiaries may participate in the SIP, subject to a qualifying period of service which must not be more than 18 months. When the SIP is operated, all eligible employees must be invited to participate.

7.2.3 Free Shares

The maximum value of free Ordinary Shares which may be awarded to employees is £3,000 each year (**"free shares"**). Free shares must be offered to all eligible employees on the same terms, but the number of free shares awarded can vary by reference to the eligible employee's remuneration, or other criteria. Participants may not generally withdraw free shares from the SIP for three years, and will suffer income tax and national insurance charges if they withdraw them within five years of the award date.

7.2.4 Partnership Shares

The SIP allows eligible employees to be offered the opportunity to purchase Ordinary Shares using money deducted from their pre-tax salary (**"partnership shares"**). The amount deducted must not exceed £1,500 (or 10% of salary, if lower) in any tax year. Partnership shares can be withdrawn from the SIP at any time, but income tax and national insurance charges will apply if they are withdrawn within five years of the purchase date.

7.2.5 Matching Shares

The SIP provides that where employees acquire partnership shares, they may be awarded additional free Ordinary Shares (**"matching shares"**) on the basis of a maximum of two matching shares from the SIP for one partnership share. Employees may not generally withdraw the matching shares for three years, and will suffer income tax and national insurance charges if they withdraw them within five years of the award date.

7.2.6 Dividends and voting rights

Participants have all rights attaching to the Ordinary Shares held under the SIP, including voting rights and dividend rights, and may be offered the opportunity to reinvest dividends in further Ordinary Shares up to a maximum of £1,500 a year.

7.2.7 Termination of employment

Ordinary Shares allocated to a participant whose employment terminates must be withdrawn from the SIP immediately. Charges to income tax and national insurance will apply unless the participant leaves by reason of death, injury, disability, redundancy, or the sale of the business or subsidiary for which the Participant works.

7.3 Sharesave

The Company has established Sharesave, and will obtain HM Revenue & Customs approval for it, in anticipation of any future need. However, it intends at present to provide all-employee share benefits through the SIP rather than through Sharesave. If Sharesave is operated in the future, its terms will be as follows:

7.3.1 Outline

Sharesave is an all-employee scheme under which employees may be invited to apply for options to acquire Ordinary Shares. The number of Ordinary Shares over which the option is granted is determined by the amount which the employee commits to save under a savings contract.

7.3.2 Eligibility

All employees and Executive Directors of the Company and any participating subsidiaries are eligible to participate in Sharesave if they have been employed in the Group for a qualifying period (which will not normally exceed one year). Other employees may be invited to participate on a discretionary basis.

7.3.3 Invitations to apply for savings contracts and options

Invitations will generally only be made within 42 days after the announcement of the Company's results for any period. The option price must not be less than 80% of the market value of an Ordinary Share, calculated as either the price on the Business Day before the date of invitation or the average price over the three previous Business Days. The savings contract may run over a period of three or five years and must not permit savings of more than £250 per month.

7.3.4 Exercise of options

Options are normally exercisable during the six months after the end of the savings contract. Options may, however, be exercised early if a participant dies or his employment ends by reason of ill-health, injury, disability, redundancy, retirement or the sale of the business or company by which he is employed, or in the event of a change in control of the Company. If a participant's employment ends for other reasons, options will normally lapse.

7.3.5 Voting, dividends and other rights

Until options are exercised, optionholders will have no voting rights or dividend rights in respect of Ordinary Shares under option. In the event of a variation of the Company's share capital, the option may be varied subject to the prior approval of HM Revenue & Customs.

Ordinary Shares allotted under Sharesave will rank *pari passu* with the existing Ordinary Shares with the exception of rights attaching by reference to a record date before the allotment date.

7.4 Option Plan

7.4.1 Outline

The Option Plan allows employees to be granted options to buy Ordinary Shares at market value. Part of the Option Plan will be approved by HM Revenue & Customs, and Options granted under that part are referred to below as "Approved Options".

7.4.2 Eligibility

Options may be granted to any person who is an Executive Director or employee of the Company or a participating subsidiary. Participants will be selected on a discretionary basis. Subject to the requirements of anti-discrimination legislation, employees who are within 6 months of retirement or other known leaving date will not normally be granted options.

7.4.3 Grant of options

Options will generally only be granted within 42 days of the announcement of the Company's results for any period. The option price must not be less than the market price of an Ordinary Share on the Business Day before the date of grant, or the average price over the three previous Business Days.

7.4.4 Individual limits

The maximum value of Ordinary Shares over which options may be granted to an employee in respect of any year is four times annual salary. However, this limit may be exceeded in special circumstances, and may also be exceeded in the case of a particular employee if the level of awards made to that employee under the PSP is below the PSP limit in respect of the same year.

No employee may hold Approved Options with an aggregate option price in excess of £30,000 (or any other limit set by the income tax legislation).

7.4.5 Exercise and lapse of options

Options generally become exercisable on the satisfaction of the performance condition and remain exercisable until ten years after the date of grant. Options generally lapse on termination of employment. However, exercise may be permitted in some circumstances, for example, if the employment terminates by reason of ill-health, injury, disability, redundancy, retirement, or the sale of the business or subsidiary by which the optionholder is employed. Normally the extent to which the performance condition is satisfied will be measured at the end of the performance period but in appropriate circumstances the performance condition may be measured earlier.

If an optionholder dies, his options may be exercised within 12 months of the date of death, by his personal representatives.

In some circumstances, an optionholder who exercises his option may receive a cash payment (or Ordinary Shares to the same value) rather than the Ordinary Shares under option. This cash payment would be equal to the amount by which the market value of the Ordinary Shares under option exceeds the option price.

7.4.6 Change of control

Options will become exercisable in the event of a change of control of the Company to the extent that the performance condition has been satisfied. Alternatively, options may, by agreement with the acquiring company, be rolled over into equivalent options over shares in the acquiring company.

7.4.7 Voting and dividend rights

Until options are exercised, optionholders will have no voting or dividend rights in respect of the Ordinary Shares under option. Ordinary Shares issued under the Option Plan will rank *pari passu* with the existing Ordinary Shares with the exception of rights attaching by reference to a record date before allotment.

7.4.8 The first grant of options

The Company intends to grant options shortly after Admission to selected senior executives. The market value of Ordinary Shares over which the options are granted will vary according to seniority but will not in any case exceed 200% of salary. The options will be subject to a performance condition which will require average growth in earnings per share of 7% per annum over a three-year period in excess of the growth in RPI over the same period in order for options to vest in full. Options will not vest at all unless growth is at least 3% per annum in excess of the growth in RPI. No re-testing will be permitted.

7.5 PSP

7.5.1 Outline

The PSP will allow employees to receive awards of Ordinary Shares, subject to the satisfaction of a performance condition. In some circumstances, vested awards may be satisfied by a cash payment rather than by the transfer of Ordinary Shares.

7.5.2 Eligibility

Awards may be granted to any person who is an Executive Director or employee of the Company or a participating subsidiary. Participants will be selected on a discretionary basis. Subject to the requirements of anti-discrimination legislation, employees who are within six months of retirement or other known leaving date will not normally be granted awards.

7.5.3 Grant of awards

Awards will generally only be granted within 42 days of the announcement of the Company's results for any period.

7.5.4 Individual limit

The maximum value of Ordinary Shares over which awards may be made to an employee in respect of any year is twice annual salary. However, this limit may be exceeded in special circumstances, and the transitional awards mentioned below will not form part of the limit. In addition, the limit may be exceeded in the case of a particular employee if the level of options granted to that employee under the Option Plan is below the Option Plan limit in respect of the same year.

7.5.5 Termination of employment

Awards generally lapse on termination of employment. However, if a participant's employment ends by reason of death, ill-health, injury, disability, redundancy, retirement, or the sale of the business or subsidiary by which the participant is employed, the award will vest to the extent the performance condition is satisfied. Vesting of awards may be reduced pro rata according to the proportion of the performance period elapsed at the date the change of control becomes effective. In appropriate circumstances the performance condition may be measured before the end of the performance period.

If a participant dies, his awards will vest in his personal representatives.

7.5.6 Change of control

Awards will vest in the event of a change of control of the Company to the extent that the performance condition has been satisfied, subject to a *pro rata* reduction according to the proportion of the performance period worked. Alternatively, awards may, by agreement with the acquiring company, be rolled over into equivalent awards over shares in the acquiring company.

7.5.7 Voting and dividend rights

Participants will normally have no voting or dividend rights in respect of awards of Ordinary Shares until they are transferred to the participants' ownership. However, awards may be granted on the basis that they carry rights to dividends or equivalent rights. Ordinary Shares issued under the PSP will rank *pari passu* with existing Ordinary Shares with the exception of rights attaching by reference to a record date before allotment.

7.5.8 First grant of awards

The Company intends to grant awards shortly after Admission, at a level which will not exceed 50% of salary. Different performance conditions will apply to different groups of employees. No re-testing will be permitted.

Awards to be granted to the senior leadership team will be subject to a performance condition which will measure the Company's total shareholder return (**"TSR"**) relative to the TSR of a comparator group (consisting of 22 other companies) over a three-year performance period. The awards will not vest unless the Company's position in the comparator group is at least median. At median 40% will vest, rising on a straight-line basis to 100% vesting at upper quartile.

Awards to be granted to members of the senior management team will be subject to a performance condition which will require average growth in earnings per share of 7% per annum over a three-year period in excess of the growth in RPI over the same period in order for options to vest in full. Options will not vest at all unless growth is at least 3% per annum in excess of the growth in RPI. No retesting will be permitted.

In addition, a transitional award will be made to the members of both the senior leadership team and the senior management team shortly after Admission, at levels varying according to seniority. These awards will vest in tranches over a period of up to three years, subject to a performance condition depending on the Company's return on invested capital. The purpose of these awards is to help the Company to retain its valued executives, and to compensate them for the loss of existing long-term incentive bonuses which are being discontinued.

7.6 RSP

The Company does not have any immediate intention of granting awards under the RSP. However, the terms of the RSP will be as follows:

7.6.1 Outline

The RSP will allow employees, excluding Executive Directors, to receive awards of Ordinary Shares. The awards may be subject to performance conditions.

7.6.2 Eligibility

Awards may be granted to any employee, excluding Executive Directors, of the Company or a participating subsidiary. Participants will be selected on a discretionary basis.

7.6.3 Grant of awards

Awards will generally only be granted within 42 days of the announcement of the Company's results for any period. The awards may not be satisfied by the issue of new Ordinary Shares.

7.6.4 Individual limit

The maximum value of Ordinary Shares over which awards may be made to an employee in any year is twice annual salary. However, this limit may be exceeded in special circumstances.

7.6.5 Termination of employment

Awards generally lapse on termination of employment. However, if a participant's employment ends by reason of ill-health, injury, disability, redundancy, retirement, or the sale of the business or subsidiary by which the participant is employed, the award will vest to the extent any performance condition is satisfied. Vesting of awards may be reduced pro rata according to the proportion of the performance period worked. In appropriate circumstances, the performance condition may be measured before the end of the performance period. If a participant dies, his award will vest in his personal representatives.

7.6.6 Change of control

Awards will vest in the event of a change of control of the Company to the extent that the performance condition has been satisfied, subject to a pro rata reduction according to the proportion of the vesting period elapsed at the date the change of control becomes effective. Alternatively, awards may, by agreement with the acquiring company, be rolled over into equivalent awards over shares in the acquiring company.

7.6.7 Voting and dividend rights

Participants will normally have no voting or dividend rights in respect of awards of Ordinary Shares until they are transferred to the participants' ownership. However, awards may be granted on the basis that they carry rights to dividends or equivalent rights.

8 Pensions

Britannia is the principal employer of an approved occupational pension scheme open to eligible employees in the United Kingdom (the "**Scheme**"). Two other companies participate in the Scheme: Britvic (in respect of Paul Moody and John Gibney) and Britvic Soft Drinks Limited (in respect of the other active members). Britannia has never employed any Scheme members. The Scheme has approximately 2,200 active, 3,100 deferred and 2,200 pensioner members.

Membership of the Scheme is divided into three separate categories (staff defined benefit, executives defined benefit and money purchase (the money purchase section has executive and staff sub-sections)). The final salary sections are closed to new joiners.

All final salary section members pay contributions of 5% of pensionable earnings, with the employers bearing the balance of the cost of providing the final salary benefits. The employers currently contribute 16.9% of the employees' pensionable salary for staff members and 32.3% of pensionable salary for executive members. In addition, the employers made a one-off payment of £30 million into the Scheme in March 2005, and have committed to pay into the Scheme on top of their contributions a further £30 million by 31 December 2005 and then £10 million per year by 31 December each year, from 2006 to 2010 inclusive. These contributions are designed to substantially meet the current FRS 17 deficit.

Members of the defined contribution section of the Scheme contribute to it at a rate of either 3%, 4% or 5% (as chosen by the member) of his pensionable earnings with a corresponding amount being credited from the Scheme's general assets to the member's notional defined contribution account from which his benefits are provided.

The Scheme is an exempt approved retirement benefits scheme under the Taxes Act, and will become a Registered scheme from 6 April 2006 under the Finance Act 2004. The defined benefit sections of the Scheme are contracted out of the State Earnings Related Pension Scheme and the State Second Pension.

The employers participating in the Scheme are required by law to ensure that the Scheme has a minimum level of funding in relation to its ongoing obligation to provide current and future pensions for the members of its pension scheme who are entitled to defined benefits. New pensions legislation, which is expected in force from December 2005, is expected to increase the level of funding which must be maintained in the Scheme, and this is likely to increase the contributions which employers participating in it are required to make.

As at 30 September 2005, the deficit was approximately £81 million on an FRS 17 basis. As at the effective date of the most recent actuarial valuation (30 June 2005), the deficit on a "solvency" basis was £173 million. (The "solvency" basis assumes future investment returns on Scheme assets will be in line with gilt yields, less 0.5%.) The Group and the Scheme's trustees have agreed to set contributions at a level designed to eliminate the deficit on a solvency basis over 15 years.

If the Group's Scheme is wound up, Britvic Soft Drinks Limited as the only employer participating in the Scheme would become statutorily liable to make an immediate payment to the trustees to bring the funding of these defined benefits to the level necessary to buy out all benefits in full with an insurance company. If the Scheme winds up, the cost of buying out benefits with an insurance company would be likely to be materially higher than the value of the Scheme's liabilities on a solvency basis.

There is also a secured unfunded unapproved arrangement, the Britvic Executive Top-up Scheme ("**BETUS**"), under which the employers provide supplementary benefits for certain executives, in addition to their benefits under the approved scheme. As at 30 September 2004, the date of BETUS's most recent actuarial valuation, its unfunded liabilities were £2.2 million.

BETUS's rules required its trustee to hold security over the assets worth at least 1.25 times the value of its unfunded liabilities. The trustee currently holds security over the Group's depot at Centurion Park, Tamworth. In July 2005, this security was valued at £8 million.

The amount of security held is changed periodically to reflect the changes in the value of benefits accrued under BETUS.

9 Underwriting and Stock Lending Arrangements

9.1 On 25 November 2005, the Company, the Selling Shareholders, the Directors, the Joint Sponsors and the Underwriters entered into the Underwriting Agreement as summarised in this paragraph 9.1.

Subject to IHG shareholders approving at a general meeting IHG's proposed disposal of its interest in the Company, the determination of the Offer Price, the execution of the Purchase Memorandum and to the terms and conditions contained in the Underwriting Agreement, the Underwriters have severally agreed to procure purchasers for, or failing which to acquire themselves, at the Offer Price, the Ordinary Shares to be made available under the Global Offer.

The Underwriting Agreement contains, amongst others, the following further provisions:

(i) Citigroup Global Markets Limited and Deutsche Bank AG London have been appointed as Joint Sponsors in connection with the Admission of the Ordinary Shares to the Official List and the Company has appointed Citigroup Global Markets U.K. Equity Limited and Deutsche Bank AG London as Joint Bookrunners, for the purposes of co-ordinating the Global Offer;

(ii) Citigroup Global Markets U.K. Equity Limited as stabilising manager (the "**Stabilising Manager**"), will enter into the Over-allotment Arrangements with the Over-allotment Shareholders pursuant to which the Stabilising Manager may purchase, or procure purchasers for, up to the maximum number of Over-allotment Shares at the Offer Price for the purposes of allowing over-allocations, if any, in connection with the Global Offer to be met and short positions resulting from stabilisation transactions to be covered. Following Admission, the number of Over-allotment Shares which are the subject of the Over-allotment Arrangements may vary but is expected to be determined no later than 8 January 2006. Settlement of any acquisition of Over-allotment Shares will take place shortly after such determination (or, if purchased on Admission, at Admission). Save as required by law or regulation, neither the Stabilising Manager nor any of its agents intends to disclose the extent of any over-allotments and/or stabilisation transactions under the Global Offer;

(iii) the obligation of the Underwriters pursuant to the Underwriting Agreement are subject to certain conditions including, amongst others, the approval of IHG shareholders of IHG's proposed disposal of its interest in the Company, the determination of the Offer Price, the execution of the Purchase Memorandum and Admission occurring by not later than 8.00 a.m. on 14 December 2005 or such later time and/or date as the Joint Sponsors and the Joint Bookrunners may agree with the Company. The Joint Sponsors and the Joint Bookrunners may terminate the Underwriting Agreement in certain circumstances prior to Admission, including the occurrence of certain material changes in the condition (financial or otherwise) of the Group and certain changes in market and economic conditions (as more fully set out in the Underwriting Agreement);

(iv) the Selling Shareholders have agreed that the Underwriters may deduct from the proceeds of the Global Offer payable to the Selling Shareholders a commission of 2% of the amount equal to the Offer Price multiplied by the aggregate number of Ordinary Shares to be sold pursuant to the Global Offer which the Underwriters have agreed to procure acquirers for, or failing which to acquire, pursuant to the terms of the Underwriting Agreement and the Purchase Memorandum; in addition, the Over-allotment Shareholders have agreed that the Stabilising Manager may deduct (on behalf of the Underwriters) a commission of 2% of the amount equal to the Offer Price multiplied by the number of Over-allotment Shares (if any) sold by the Over-allotment Shareholders pursuant to the Over-allotment Arrangements;

(v) in addition to the commission described above, the Selling Shareholders have agreed that the Underwriters may be entitled to a commission of up to 1% of the amount equal to the Offer Price multiplied by the aggregate number of Ordinary Shares to be sold pursuant to the Global Offer which the Underwriters have agreed to procure acquirers for, or failing which to acquire, pursuant to the terms of the Underwriting Agreement and the Purchase Memorandum. The Over-allotment Shareholders have also agreed that the Underwriters may be entitled to a commission of up to 1% of the amount equal to the Offer Price multiplied by the number of Over-allotment Shares (if any) sold by the Over-allotment Shareholders pursuant to the Over-allotment Arrangements. The commission described in this paragraph may be paid to any or all of the Underwriters in the absolute and sole discretion of each of the Selling Shareholders as to amount and allocation. All commissions will be paid together with any value added tax chargeable thereon;

(vi) the Company has agreed to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses of or in connection with, or incidental to, amongst other things, the Global Offer and/or Admission. Each of the Selling Shareholders and Over-allotment Shareholders has agreed to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses, incurred by it, in connection with, or incidental to, amongst other things the Global Offer, the Ordinary Shares to be sold pursuant to the Global Offer and the Over-allotment Arrangements. In addition, the Selling Shareholders, the Over-allotment Shareholders and the Company have, in certain circumstances, agreed to pay and/or reimburse the stamp duty or stamp duty reserve tax arising out of or in connection with the arrangements that are the subject of the Underwriting Agreement and/or the Over-allotment Arrangements;

(vii) the Company, the Selling Shareholders and the Directors have given certain representations and warranties to the Joint Sponsors and the Underwriters and, in addition, the Company and the Selling Shareholders have given certain indemnities to the Joint Sponsors and the Underwriters. The Company's liabilities are unlimited as to time and amount, the liabilities of the Selling Shareholders and the Directors are limited as to amount and, in the case of the Directors, are also limited as to time;

(viii) the Company has undertaken that, for a period of 180 days from the date of Admission (the "**Initial Lock-up Period**"), it will not without the prior written consent of the Joint Sponsors and the Joint Bookrunners, pledge, offer, issue, lend, pledge, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, or announce an offering or issue of, any Ordinary Shares (or any interest therein or in respect thereof) except in respect of any Ordinary Shares issued or sold pursuant to the employee share option plans of the Company described in this document and in effect on Admission and, for a period beginning on the date immediately following the expiry of the Initial Lock-up Period and continuing to and including the date that is 185 days from the expiry of the Initial Lock-up Period, it will not without the prior written consent of the Joint Sponsors and the Joint Bookrunners (such consent not to be unreasonably withheld or delayed) offer, issue, lend, sell or contract to sell, issue options in respect of, pledge or otherwise dispose of, directly or indirectly, or announce an offering or issue of, any Ordinary Shares (or any interest therein or respect thereof) except in respect of any Ordinary Shares issued or sold pursuant to the employee share options plans of the Company described in this document and in effect on Admission;

(ix) the Selling Shareholders have undertaken that, for a period of 180 days from the date of Admission, they will not, and to procure that none of its Affiliates (as defined in Rule 405 of the Securities Act) shall, without the prior written consent of the Joint Sponsors and the Joint Bookrunners, directly or indirectly, offer, issue, lend, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, or announce an offering or issue of, any Ordinary Shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, Ordinary Shares or enter into any transaction with the same economic effect as, or agree to do, any of the above, except that the restrictions shall not prohibit a Selling Shareholder from (A) accepting a general offer made to all holders of issued and allotted Ordinary Shares for the time being (other than Ordinary Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 430E of the Companies Act) made in accordance with the City Code on terms which treat all such holders alike; (B) executing and delivering an irrevocable commitment or undertaking to accept a general offer as is referred to in sub-paragraph (A) above; (C) selling or otherwise disposing of Ordinary Shares pursuant to any offer by the Company to purchase its Ordinary Shares which is made on identical terms to all holders of the Company's Ordinary Shares; (D) transferring or disposing of Ordinary Shares pursuant to a compromise or arrangement between the Company and its creditors or any class of them or between the Company and its members or any class of them which is agreed to by the creditors or members and (where required) sanctioned by the court under sections 425-427A of the Companies Act; (E) transferring Ordinary Shares to an Affiliate provided that, prior to any such transfer, such Affiliate agrees to be bound by the restrictions on equivalent terms to the undertaking described in this paragraph and (F) entering into, and transferring Ordinary Shares in accordance with the terms of, the Stock Lending Agreement; and

(x) each of the Directors has agreed that, for a period of 365 days from the date of Admission, they will not, without the prior written consent of the Joint Sponsors and the Joint Bookrunners, directly or indirectly, offer, issue, lend, sell or contract to sell, issue options in respect of, or otherwise dispose of, directly or indirectly, or announce an offering or issue of, any Ordinary Shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, Ordinary Shares or enter into any transaction with the same economic effect as, or agree to do, any of the above, except that the restrictions shall not prohibit any such person from: (A) accepting a general offer made to all holders of issued and allotted Shares for the time being (other than Ordinary Shares held or contracted to be acquired by the offeror or its associates within the meaning of Section 430 of the Companies Act) made in accordance with the City Code on Takeovers and Mergers on terms which treat all such holders alike; (B) executing and delivering an irrevocable commitment or undertaking to accept a general offer as is referred to in sub-paragraph (A) above; (C) selling or otherwise disposing of Ordinary Shares pursuant to any offer by the Company to purchase its Ordinary Shares which is made on identical terms to all holders of its Ordinary Shares; (D) transferring or disposing of Ordinary Shares pursuant to a compromise or arrangement between the Company and its creditors or any class of them or between the Company and its members or any class of them which is agreed to by the creditors or members and (where required) sanctioned by the court under sections 425-427A of the Companies Act; and (E) transferring Ordinary Shares to a connected person within the meaning of section 346 of the Companies Act on the basis that references in that section to a director will be replaced by references to each of the Directors, provided that, prior to any such transfers, the relevant transferee agrees to be bound by restrictions on equivalent terms to the undertaking described in this paragraph.

9.2 In connection with the Over-allotment Arrangements, the Stabilising Manager, expects to enter into a stock lending agreement with one or more of the Existing Shareholders pursuant to which the

Stabilising Manager will be able to borrow up to 15% of the total number of Ordinary Shares to be made available in the Global Offer for the purposes, amongst other things, of allowing the Stabilising Manager to settle, at Admission, over-allocations, if any, made in connection with the Global Offer. If the Stabilising Manager borrows any Ordinary Shares pursuant to the stock lending agreement it will be required to return equivalent securities to the relevant lenders in accordance with the terms of the stock lending agreement within a limited period.

9.3 PepsiCo has also entered into a separate undertaking pursuant to which it has agreed with the Joint Sponsors and the Joint Bookrunners that, for a period until 180 days after Admission or the date on which each Selling Shareholder's shareholding in the Company is less than 3%, it will not and will procure that none of its direct and indirect subsidiaries (a "**Connected Person**") shall, without the prior written consent of the Joint Bookrunners, directly or indirectly, offer, sell or contract to sell, issue options in respect of, pledge or otherwise dispose of, directly or indirectly, or announce an offering or of any Ordinary Shares (or any interest therein or in respect thereof) or any other securities exchangeable for or convertible into, or substantially similar to, Ordinary Shares or enter into any transaction with the same economic effect as, or agree to do, any of the above, except that the restrictions shall not prohibit PepsiCo or any relevant Connected Person from (A) accepting a general offer made to all holders of issued and allotted Ordinary Shares for the time being (other than Ordinary Shares held or contracted to be acquired by the offeror or its associates within the meaning of section 430E of the Companies Act) made in accordance with the City Code on terms which treat all such holders alike; (B) executing and delivering an irrevocable commitment or undertaking to accept a general offer as is referred to in sub-paragraph (A) above; (C) selling or otherwise disposing of Ordinary Shares pursuant to any offer by the Company to purchase its Ordinary Shares which is made on identical terms to all holders of the Company's Ordinary Shares; (D) transferring or disposing of Ordinary Shares pursuant to a compromise or arrangement between the Company and its creditors or any class of them or between the Company and its members or any class of them which is agreed to by the creditors or members and (where required) sanctioned by the court under sections 425-427A of the Companies Act; and (E) transferring Ordinary Shares (or an interest therein) to a direct or indirect subsidiary of PepsiCo.

10 Arrangements with PepsiCo

10.1 The Group has a long-standing business relationship with PepsiCo which is built around the following contractual arrangements:

(i) exclusive bottling appointment dated 10 March 2004 between PepsiCo and the Britvic subsidiary, Britvic Soft Drinks Limited, granting Britvic Soft Drinks Limited, *inter alia*, the exclusive right to package, sell and distribute Pepsi (and derivative products) in Great Britain, the Isle of Man and Gibraltar (unless and until it becomes a Spanish possession) (together the "**Territory**");

(ii) exclusive bottling appointment dated 10 March 2004 between Seven-Up International, a PepsiCo subsidiary, and Britvic Soft Drinks Limited, granting Britvic Soft Drinks Limited, *inter alia*, the exclusive right to package, sell and distribute 7UP (and derivative products) in the Territory (together with the Pepsi exclusive bottling appointment, the "**EBAs**");

(iii) Franchise Performance Agreement dated 12 September 2005 between PepsiCo International, Cork, a PepsiCo subsidiary, and Britvic Soft Drinks Limited, providing the framework for agreeing the operating and business strategy in respect of the brands covered by the EBAs and establishing certain performance and investment targets and the concentrate price;

(iv) an annual co-op agreement between PepsiCo International, Cork and Britvic Soft Drinks Limited, providing a detailed breakdown of the advertising and promotional expenditure specified in the Franchise Performance Agreement; and

(v) Distribution Agreement effective from 1 September 2005 between PepsiCo International, Cork and Britvic Soft Drinks Limited granting Britvic Soft Drinks Limited the right to distribute Gatorade within the Territory.

Further information relating to the above agreements is set out in the paragraph entitled "Relationship with PepsiCo" in Part V.

10.2 Britvic and PepsiCo are also parties to the Existing Shareholders' Agreement dated 18 November 2005 which is summarised in paragraph 14.1(i): "Material Contracts" below.

10.3 In May 1987, Britvic Holdings Limited issued approximately £4.8 million subordinated non-interest bearing loan stock to PepsiCo Holdings Ltd pursuant to its £43.5 million subordinated non-interest bearing loan stock programme. An amount of £2 million loan stock has been repaid in three tranches (the last repayment being made in December 1993) by Britvic Holdings Limited, leaving PepsiCo Holdings Ltd with a revised holding of approximately £2.8 million. It is envisaged that this loan stock will be fully repaid at the end of November 2005.

11 Banking Facilities

Facility Agreement dated 6 May 2005

On 6 May 2005 Britannia and certain of its subsidiaries entered into a multi-currency revolving loan facilities agreement (the **"Facility Agreement"**) with, *inter alios,* Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Barclays Bank PLC, HSBC Bank plc, Fortis Bank S.A./N.V., London Branch, and the Governor and Company of the Bank of Ireland as original lenders (the **"Lenders"**).

On 24 November 2005, the Company acceded to the Facility Agreement as a borrower and a guarantor, and exercised the term-out option.

The Facility Agreement provides for two facilities to be made available to the Company (following its accession), Britannia and Britvic Soft Drinks Limited as borrowers, consisting of: (i) a multi-currency revolving loan facility in an aggregate amount equal to £300,000,000 (**"Facility A"**); and (ii) a multi-currency revolving loan facility with an extension option and a term-out option in an aggregate amount of £150,000,000 (**"Facility B"** and together with Facility A, the **"Facilities"**).

Use of Proceeds Available under the Facility Agreement

Under the terms of the Facility Agreement, all amounts borrowed under Facility A are to be used for general corporate purposes. All amounts borrowed under Facility B are to be used towards either refinancing drawings made under Facility A or to fund any additional return of capital. The first drawing under Facility B must be applied towards funding any additional return of capital.

As at 18 November 2005 (being the latest practicable date prior to the publication of this document), monies drawn down under Facility A amounted to £230.0 million, whilst no monies had been drawn down under Facility B . It is intended that £150.0 million will be drawn down under Facility B on 29 November 2005, *inter alia,* to pay the Dividend as set out in Part VII: "Operating and Financial Review".

Interest, Fees and Maturity

- Advances under the Facilities bear interest at a rate equal to the aggregate of the applicable LIBOR, or in relation to any loan in euros, EURIBOR, plus the applicable margin, plus mandatory costs, if any, incurred by the Lenders to compensate them for compliance with regulatory requirements. Interest is payable on the last day of each selected interest period (determined in accordance with the terms of the Facility Agreement).
- The applicable margin payable on the Facilities ranges from 0.375% per annum to 0.625% per annum and varies in accordance with the ratio of net debt to EBITDA[33] of the Group. If the ratio of net debt to EBITDA is less than 1:1, a margin of 0.375% per annum shall apply, and if the ratio is greater than 3:1 a margin of 0.625% shall apply.
- A commitment fee is payable to the agent (for the account of each Lender), calculated on a day to day basis at 35% of the relevant margin, payable on the available undrawn commitments under Facility A and 30% of the relevant margin, payable on the available undrawn commitments under Facility B. An upfront fee is payable to each Lender by the Company, as well as a term-out fee if the term-out option is exercised in relation to Facility B. This fee was paid on 24 November 2005 following exercise of the term-out option by the Company. An agency fee is payable to the agent.
- The borrowers will be required to repay all outstanding amounts under Facility A by no later than 6 May 2010 and all outstanding amounts in relation to Facility B by no later than 5 May 2006, subject to the term-out and extension option. The termination date of Facility B is subject to an extension option pursuant to which Britvic can request an extension to the termination date of 364 days. In addition, Facility B contains a term-out option under which Britvic can elect to convert Facility B loans into term loans. As the term-out option was exercised on 24 November, the termination date for Facility B has been extended to 6 May 2010 and the extension option is no longer available. The borrowers may

(33) EBITDA in this paragraph 11 has the meaning given to it in the Facility Agreement.

voluntarily prepay outstanding loans subject to certain restrictions and to payment of accrued interest and any "breakage" costs.

Guarantees

The Facilities are guaranteed irrevocably and unconditionally, jointly and severally, by Britannia, Britvic Soft Drinks Limited and Robinsons Soft Drinks Limited, both of which are wholly-owned subsidiaries of the Company, which (following its accession on 24 November 2005) will also be a guarantor. The guarantors together account for more than 70% of the Group's consolidated total net assets. Britvic is required to ensure that the EBITDA of the guarantors (calculated on an unconsolidated basis) together accounts for at least 70% of the EBITDA of the Group.

Certain Covenants

The Facility Agreement includes certain financial covenants that require Britvic to ensure that certain financial ratios or other financial tests are complied with. The covenants include a minimum ratio of EBITDA to net interest payable of not less than 3:1 and a maximum ratio of net borrowings to EBITDA of not more than 3.5:1.

The Facility Agreement includes certain other positive and restrictive covenants and, in particular, places restrictions on Britvic and its subsidiaries with regards to their ability, *inter alia,* to grant security over or dispose of certain assets, incur further indebtedness, change the general nature of the business of the Group or make certain acquisitions.

The financial covenants are currently calculated and interpreted on a consolidated basis in accordance with UK GAAP. Britvic has the option to calculate the financial covenants in accordance with IFRS to the extent agreed with Lloyds TSB Bank plc (acting in its capacity as Agent). It is the current intention of Britvic to continue to calculate the financial covenants in accordance with UK GAAP.

Events of Default

The Facility Agreement contains certain customary events of default, the occurrence of which will allow the Lenders to accelerate outstanding loans and terminate their commitments, whereupon all amounts outstanding under the Facility Agreement (including accrued interest and all other amounts accrued thereunder) would become immediately due and payable. Events of default include, *inter alia,* non-payment of any outstanding amounts, breach of the financial covenants, breach of any other provisions of the Facility Agreement (subject to a grace period to remedy), misrepresentation (subject to a grace period to remedy), cross-default in respect of financial indebtedness of any member of the Group, various insolvency events, cessation of business by an obligor, and any obligor ceasing to be a wholly-owned subsidiary.

Each Lender is further entitled to cancel its commitments and declare its participation in all outstanding amounts immediately due and payable if a change of control occurs in Britvic, other than pursuant to the Global Offer, or if it becomes unlawful for a Lender to fund or participate in any loan.

12 Subsidiaries and Other Interests

The Company is the holding company of the Group. The following table shows details of the Company's significant subsidiaries. Each of these companies is wholly-owned by a member of the Group, the issued share capital of each is fully paid and each will be included in the consolidated accounts of the Group:

Name of Company	Country of Incorporation	General nature of business	Percentage of ownership
Britannia Soft Drinks Limited ..	England and Wales	Intermediary holding company	100%
Britvic Soft Drinks Limited	England and Wales	Production and supply of soft drinks	100%
Britvic International Limited ...	England and Wales	Sale of Britvic brands to non-British accounts	100%
Robinsons Soft Drinks Limited ..	England and Wales	Owner of the Robinsons intellectual property	100%

13 Properties, Plant and Equipment

The Group's head office is in Chelmsford, with further offices in Marlow and Solihull. The Group operates seven production facilities and the central NDC. The Group's production facilities and NDC are supported by a regional network of retail distribution depots. Other than a charge in favour of Law Debenture

Trust Corporation plc in relation to the distribution depot at Centurion Park, Tamworth, there are no major encumbrances on any of the Group's offices, factories, depots or the NDC.

Details of the Group's principal places of business are set out below:

13.1 Offices

Location	Tenure	Date term expires	Appropriate area (square feet)	Current yearly rent (£)
Chelmsford: Britvic House (Head Office)	Leasehold	23 June 2014	32,295	500,000
Chelmsford: Rainsford Road	Leasehold (vacant)	16 December 2012	5,237	69,500
Chelmsford: West House	Freehold	—	9,644	—
Marlow	Leasehold (x2)	9 November 2007 18 August 2008	5,200	114,400 26,000[(1)]
Slough	Leasehold (vacant)	1 May 2010	2,247	43,560[(2)]
Solihull: Drayton House	Leasehold	28 September 2019	20,667	268,050[(2)]
Solihull: The Quadrangle	Leasehold	24 December 2015	10,360	190,000

Notes:

(1) Plus £10,000 under an informal arrangement in respect of additional parking.

(2) Rent Review outstanding.

13.2 National Distribution Centre

Location	Tenure	Date term expires	Appropriate area (square feet)	Current yearly rent (£)
Lutterworth: Magna Park	Leasehold	31 August 2988	265,675	A peppercorn

13.3 Factories

Location	Tenure	Date term expires	Appropriate area (square feet)	Current yearly rent (£)
Beckton (& depot)	Freehold	—	294,858	—
Hartlepool	Leasehold	7 May 2014		59,950
Huddersfield	Leasehold (x3)	29 September 2890, 25 March 2071 and 29 September 2068	62,849	120 5,750 466
Leeds	Leasehold (x3)	1 September 2009 1 January 2073 (x2)	150,818 28,236	127,000 428,500 60,300
Norwich	Part Freehold part Leasehold (storage areas) Parts of the site (including common parts) jointly owned with Unilever Best Foods UK Limited	— 30 December 2095	—	— A peppercorn
Rugby	Freehold	—	315,328	—
Widford	Leasehold	7 February 2054	252,935	3,554

13.4 Retail Distribution Depots

Location	Tenure	Date term expires	Current yearly rent (£)
Abergele[(1)]	Licence Agreement	—	—
Barking	Leasehold	31 May 2007	422,000
Bury St Edmunds	Leasehold	27 July 2007	49,664
Cardiff	Leasehold	24 March 2008	118,000
Centurion Park, Tamworth	Freehold	—	—
Chandlers Ford, Eastleigh	Leasehold (sub-let to VES Andover)	23 June 2014	241,879
Chorley	Leasehold	Unit B — 22 March 2008 Unit 17 — 28 October 2007	52,000 18,000
Derby	Parking Agreement	30 April 2006	1,872
Didcot	Leasehold	17 December 2015	81,500

Location	Tenure	Date term expires	Current yearly rent (£)
Elland	Leasehold	6 February 2022	129,000
Exeter	Leasehold	24 March 2013	54,010
Fareham	Leasehold	26 November 2012	100,000
Gateshead	Leasehold	11 December 2005	34,000
Hayes	Leasehold	11 September 2013	39,186
Herne Bay	Parking Agreement	31 March 2006	2,340
Normanton	Leasehold	21 June 2011	142,258
Northampton	Licence	7 September 2006	30,000
Southampton	Leasehold (sub-let to DHL)	30 August 2008	64,000
Tannochside	Leasehold	27 June 2012	152,375
Thames Gateway	Leasehold	6 November 2015	463,155

Note:

(1) Further details of negotiations in respect of a lease are set out in paragraph 13.5: "Properties under negotiation" below.

13.5 Properties under negotiation

The Company is in negotiation to take a lease of distribution premises in Blackrod, Bolton for a term of 5 years at a yearly rent of £70,000. The lease is expected to include a tenant only break option at the end of the third year of the term exercisable by not less than 6 months' notice and on making a payment of £10,000 plus value added tax. The premises comprise approximately 10,850 sq. ft. The Company requires a variation to the existing planning conditions restricting operating hours before proceeding with the transaction.

The Company is in negotiation to take a lease of distribution premises in Gateshead for a term of 10 years at an initial yearly rent of £72,165 plus value added tax. The lease is expected to include a tenant only break option at the end of the fifth year of the term (exercisable by not more than 12 and not less than 6 months' notice and on making a payment equal to three months' rent). The premises comprise approximately 14,433 sq. ft. The transaction is dependent on superior landlord's consent and planning approval for change of use being obtained.

In addition to the parking areas at Abergele which the Company has occupied under a parking licence, the Company also currently occupies office and warehousing space on the same site under an informal licence. Terms have recently been agreed subject to contract for the grant of a lease to the Company for a term of three years from 1 October 2005 (with a right for either party to terminate on 6 months' notice) at a rent of £24,500 for the first year, £26,000 for the second year and £27,500 for the third year. The lease is expected to comprise both the office and warehousing space and the parking areas.

13.6 Leasehold assignments

The Group has assigned its interest in certain leasehold properties to other tenants. It remains liable for rentals due to the landlord for any defaults on the part of these tenants. It is not practicable to estimate the amount or timing of rentals that may default. However, the Directors do not expect that any potential default would result in a material claim against the Group.

14 Miscellaneous

14.1 Material contracts

The following contracts (not being contracts entered into in the course of business) are contracts which have been entered into by the Group in the two years immediately prior to the date of this document, and which are or may be material or are contracts entered into by the Group which contain any provision under which any member of the Group has any obligation or entitlement which is or may be material to the Group at the date of this document:

(i) The Existing Shareholders' Agreement dated 18 November 2005 between the Company and the Existing Shareholders contains provisions dealing with the Existing Shareholders' rights to acquire and dispose of Ordinary Shares and PepsiCo rights to nominate a director to the Board following Admission.

The Existing Shareholders' Agreement entitles PepsiCo to acquire Ordinary Shares from the Selling Shareholders: (a) as and when they decide to sell further Ordinary Shares or (b) at the time of any non-pre-emptive offering of Ordinary Shares made by the Company, such that PepsiCo has the ability (assuming PepsiCo exercises its right in full) to increase its shareholding in Britvic to 25% plus one Ordinary Share as the Selling Shareholders each decrease their shareholding to 3% or less. PepsiCo has confirmed that its right to acquire further Ordinary Shares at the time of the Global Offer will not be exercised. Accordingly, following the Global Offer PepsiCo will have the ability (assuming it exercises its rights in full) to increase its shareholding to 8.4% (assuming no exercise of the Over-allotment Arrangements). Save when it is acquiring Ordinary Shares pursuant to a general offer or a compromise or arrangement with members or creditors (under Section 425 of the Companies Act) to gain control of Britvic (a **"Takeover Scheme"**) or pursuant to a pre-emptive offering of Ordinary Shares made by the Company, PepsiCo is not entitled to acquire Ordinary Shares other than from the Selling Shareholders. In addition, PepsiCo is prohibited from selling any Ordinary Shares until such time as the Existing Shareholders' Agreement is terminated save for, *inter alia*, any disposal pursuant to: a general offer; a Takeover Scheme; a scheme of reconstruction under Section 110 of the Insolvency Act 1986 (a **"Scheme of Reconstruction"**); or a disposal of nil paid rights in a pre-emptive offering of Ordinary Shares made by the Company.

The agreement also prohibits each Selling Shareholder from disposing of further Ordinary Shares after Admission unless, *inter alia*, such Selling Shareholder has consulted with the other Selling Shareholders; it is a disposal to PepsiCo at the time of a non-pre-emptive offering of Ordinary Shares; it is a disposal to another Selling Shareholder; it is a disposal of nil paid rights in a pre-emptive offering made by the Company; it is a disposal pursuant to a general offer, a Takeover Scheme or a Scheme of Reconstruction or it is a disposal made to satisfy a condition to a waiver from the Takeover Panel of an obligation to make an offer under Rule 9 of the City Code. Any disposals to third parties shall be made in such a manner as to maintain an orderly market in the Ordinary Shares. Unless the Selling Shareholders otherwise agree, future disposals of Ordinary Shares where more than one Selling Shareholder decides to participate will be made on a pro-rata basis. Similarly, if there is a proposed sale between the Selling Shareholders, the Ordinary Shares must be offered on a *pro rata* basis.

The parties also agree not to acquire Ordinary Shares in circumstances where it would give rise to another party having to make an offer under Rule 9 of the City Code. If a party were to make such an acquisition it must seek a waiver from the Takeover Panel or make the Rule 9 offer itself.

Each Selling Shareholder ceases to be bound by the sale and purchase provisions referred to above if it reduces its shareholding in the Company to 3% or less.

The Existing Shareholders' Agreement also gives PepsiCo the right to nominate a director to the Board unless and until any of the following occur:

(a) PepsiCo ceases to hold at least as many shares as it will hold immediately prior to Admission; or

(b) PepsiCo ceases to hold in excess of 2.5% of the issued share capital of Britvic; or

(c) the EBAs come to an end as a result of either: (aa) PepsiCo failing to renew them; (bb) PepsiCo terminating them other than as a result of the Company's breach; or (cc) Britvic terminating them as a result of PepsiCo's breach.

If any of IHG, Pernod or Whitbread still retains a shareholding in the Company in excess of 3% at the time of any general meeting after Admission at which a resolution to elect, re-elect or remove the PepsiCo nominee Director is proposed, then, provided it is in the best interests of the Company to do so, each of them has agreed to vote any shares it then holds in favour of any resolution proposed for the election (or re-election) of the PepsiCo nominee Director and against any resolution for the removal of the PepsiCo nominee Director.

The Existing Shareholders' Agreement terminates upon the earlier of: (a) the date on which each of the Selling Shareholders has decreased its shareholding in the Company to less than 3%; and (b) 31 December 2008.

(ii) Share Exchange Agreement dated 18 November 2005 between the Existing Shareholders and the Company, details of which are set out in paragraph 2: "Share Capital" above;

(iii) Underwriting Agreement dated 25 November 2005 between, *inter alios*, the Company, the Selling Shareholders, the Directors, the Joint Sponsors and the Underwriters, referred to in paragraph 9: "Underwriting and Stock Lending Arrangements" above; and

(iv) Facility Agreement dated 6 May 2005 between, *inter alios,* Lloyds TSB Bank plc, The Royal Bank of Scotland plc, Barclays Bank PLC, HSBC Bank plc, Fortis Bank S.A./N.V. London Branch and the Governor and Company of the Bank of Ireland as original Lenders, Britannia, and Britvic Soft Drinks Limited together with the accession letter dated 24 November 2005 signed by Britvic, each as borrowers referred to in paragraph 11: "Banking Facilities" above.

14.2 Litigation

No member of the Group is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) in the 12 months preceding the date of this document which may have, or have had in the recent past, significant effects on the Company's and/or the Group's financial position or profitability.

14.3 Working capital

The Company is of the opinion that, taking into account available bank facilities, the Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of this document.

14.4 No significant change

There has been no significant change in the financial or trading position of the BSD Group since 2 October 2005, the date to which the Accountants' Reports on the BSD Group set out in Part VIII: "Financial Information (UK GAAP)" and Part IX: "Financial Information (IFRS)" were made up.

Save for the Britvic Post Balance Sheet Events, there has been no significant change in the financial or trading position of the Company since 31 October 2005, the date on which the Accountants' Report on the Company set out in Part IX: "Financial Information (IFRS)" was made up.

14.5 Consent

Ernst & Young LLP is regulated to carry out audit work by the Institute of Chartered Accountants in England and Wales and has given and has not withdrawn its written consent to the inclusion in this document of its accountant's reports in Part VIII: "Financial Information (UK GAAP)" and Part IX: "Financial Information (IFRS)" and its report on the pro forma statements of net assets in Part X: "Pro forma Financial Information", and the references thereto and its name in the form and context in which they appear and has authorised the content of those parts of this document for the purposes of Prospectus Rule 5.5.3R(2)(f) and item 23.1 of Annex I and item 10.3 of Annex III of the Commission Regulation (EC) 809/2004.

14.6 Expenses

The expenses of, and incidental to, the Global Offer and Admission payable by the Company, including the London Stock Exchange fee, professional fees and the costs of preparation, printing and distribution of this document, are estimated to amount to approximately £4.8 million (exclusive of recoverable VAT).

14.7 Related Party Transactions

The related party transactions for the purposes of the standards adopted according to Commission Regulation (EC) No. 1606/2002 which the Group has entered into during the period covered by the latest four years' financial information ended 2 October 2005 and up to the date of this document are set out in paragraph 29 of Part VIII: "Related party transactions" and paragraph 23 of Part IX: "Related Party Disclosures".

It is also anticipated that the following agreements will be entered into prior to Admission:

14.7.1. an agreement to be entered between the Company and IHG relating to certain post-disposal issues, including, the exchange of information for tax purposes, reciprocal tax indemnities, an undertaking by the Company to procure the release of IHG from guarantees, indemnities, counter indemnities and letters of comfort and the provision of an indemnity by the Company in respect of any claims arising from such guarantees, indemnities, counter indemnities and letters of comfort; and

14.7.2 a deed to be entered between Britannia, IHG, Whitbread and Pernod relating to the surrender of losses by way of consortium relief under Chapter IV Part X of the Income and Corporation Taxes Act 1988.

15 Documents Available for Inspection

Copies of the following documents are available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of not less than 14 days from the date of publication of this document at the registered office of the Company and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ from 25 November 2005 to Admission:

(a) this document;

(b) the Memorandum and Articles of Association of the Company referred to in paragraph 3: "Memorandum and Articles of Association" above;

(c) the service agreements and letters of appointment referred to in paragraph 5: "Directors' and Senior Management's Remuneration and Terms and Conditions" above;

(d) the letters of consent referred to in paragraph 14.5: "Consent" above;

(e) the Accountants' Report by Ernst & Young LLP on the financial information of the Company set out in Part IX: "Financial Information (IFRS)";

(f) the Accountants' Reports by Ernst & Young LLP on the financial information of the BSD Group set out in Part VIII: "Financial Information (UK GAAP)" and Part IX: "Financial Information (IFRS)";

(g) the Accountants' Report by Ernst & Young LLP on the Pro Forma Financial Information of the Company set out in Part X: "Pro Forma Financial Information";

(h) the special purpose audited accounts of Britvic for the 5 days ended 31 October 2005, prepared in accordance with IFRS;

(i) the special purpose audited consolidated accounts of the BSD Group for each of the four financial years ended 28 September 2002, 27 September 2003, 3 October 2004 and 2 October 2005, prepared in accordance with UK GAAP;

(j) the special purpose audited consolidated accounts of the BSD Group for the financial year ended 2 October 2005, prepared in accordance with IFRS; and

(k) the data, reports and records provided by AC Nielsen, Canadean, Zenith International and the National Drinks Association, from which market data and statistics in this document have been sourced, as referred to in the paragraph entitled "Statistical Data" on page 24 of this document.

Dated: 25 November 2005

PART XV: DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Admission"	admission of the entire ordinary share capital of Britvic to the Official List and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with, respectively, the Listing Rules and the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated July 2005 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"Board"	the board of directors of the Company
"Britannia" or "Britannia Soft Drinks Limited"	Britannia Soft Drinks Limited, a company incorporated in England and Wales with registered number 47094, being a wholly-owned subsidiary of Britvic
"Britvic", "Britvic plc" or the "Company"	Britvic plc, a company incorporated in England and Wales with registered number 5604923, or any wholly-owned (direct or indirect) subsidiary of such company
"Britvic International" or "Britvic International Limited"	Britvic International Limited, a company incorporated in England and Wales with registered number 2063777, being a wholly-owned subsidiary of Britvic
"Britvic Post Balance Sheet Events"	the transactions and events described in note 4 to the special purpose financial information for Britvic set out in Part IX: "Financial Information (IFRS)"
"Britvic Soft Drinks Limited"	Britvic Soft Drinks Limited, a company incorporated in England and Wales with registered number 517211, being a wholly-owned subsidiary of Britvic
"BSD Group"	Britannia and its subsidiaries
"Business Day"	a day which is not a Saturday, Sunday or public holiday in England and Wales
"Capital Restructuring"	the capital restructuring as described in paragraph 2.2 of Part XIV: "Share Capital"
"CCSB"	Coca-Cola & Schweppes Beverages
"Citigroup"	Citigroup Global Markets Limited, in its capacity as joint sponsor, and/or Citigroup Global Markets U.K. Equity Limited, in its capacity as joint global co-ordinator, joint bookrunner or stabilising manager, both of Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, as the context may require
"City Code"	the City Code on Takeovers and Mergers
"Combined Code"	the Combined Code on Corporate Governance issued in July 2003 by the Financial Reporting Council
"Companies Act"	the Companies Act 1985, as amended
"Court"	the High Court of Justice in England and Wales
"CREST"	the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755)) in respect of which CRESTCo is the operator
"CRESTCo"	CRESTCo Limited, the operator of CREST
"Deutsche Bank"	Deutsche Bank AG London of Winchester House, 1 Great Winchester Street, London EC2N 2DB

"Directors"	the directors of the Company whose names are set out in paragraph 1.1 of Part VI: "The Board of Directors"
"Dividend"	the proposed dividend to be paid to the Selling Shareholders and PepsiCo as described in paragraph 2.2(iii) of Part XIV: "Share Capital"
"EBAs" or "Exclusive Bottling Appointments"	the two exclusive bottling appointments entered into on 10 March 2004 by Britvic Soft Drinks Limited with PepsiCo, in relation to the Pepsi brands, and with Seven-Up International, in relation to the 7UP brands. Further information is set out in the paragraph entitled "Relationship with PepsiCo" in Part V: "Information on the Group's Operations"
"EBA Brand Contribution"	net sales revenue less prime costs, other marginal costs, brand specific marketing and advertising expenditure and dispense costs
"EEA"	European Economic Area
"EU"	European Union
"Executive Directors"	Paul Moody and John Gibney, the executive directors of the Company
"Existing Shareholders"	IHG, PepsiCo, Pernod and Whitbread
"Existing Shareholders' Agreement"	the agreement between the Company and the Existing Shareholders dated 18 November 2005 and details of which are set out in paragraph 14.1(i) of Part XIV: "Material contracts"
"Financial Information"	the financial information of the Group set out in Part VIII: "Financial Information (UK GAAP)" and Part IX: "Financial Information (IFRS)"
"FSA"	the Financial Services Authority acting in its capacity as the competent authority for listing in the United Kingdom for the purposes of Part VI of FSMA
"FSMA"	the Financial Services and Markets Act 2000
"Global Offer"	the bookbuilt offer of Ordinary Shares to institutional investors described in Part XII: "The Global Offer"
"Government"	the government of the United Kingdom
"Great Britain" or "GB"	England, Scotland and Wales
"Group"	Britvic and its subsidiaries
"IFRS"	international financial reporting standards
"IHG" or "InterContinental Hotels Group PLC"	InterContinental Hotels Group PLC, a company incorporated in England and Wales with registered number 5134420 with registered business address of 67 Alma Road, Windsor, Berkshire SL4 3HD, or any wholly-owned (direct or indirect) subsidiary of such company
"IRS"	the US Internal Revenue Service
"Joint Bookrunners"	Citigroup Global Markets U.K. Equity Limited and Deutsche Bank AG London
"Joint Global Co-ordinators"	Citigroup Global Markets U.K. Equity Limited and Deutsche Bank AG London
"Joint-Lead Managers"	Lehman Brothers International (Europe) of 25 Bank Street, Canary Wharf, London E14 5LE and Merrill Lynch International of Merrill Lynch Financial Centre, 2 King Edward Street, London EC1A 1HQ
"Joint Sponsors"	Citigroup Global Markets Limited and Deutsche Bank AG London
"Listing Rules"	the listing rules of the FSA in accordance with Part VI of FSMA (as amended from time to time) relating to the admission of securities to the Official List
"London Stock Exchange"	London Stock Exchange plc

"NDC"	the Group's National Distribution Centre at Lutterworth
"Offer Price"	the price per Ordinary Share at which Ordinary Shares will be made available under the Global Offer
"Offer Price Range"	the indicative range of prices set out in this document between which the Offer Price is expected to be set (although the Offer Price may be set outside this range), as described in Part XII: "The Global Offer"
"Official List"	the Official List of the FSA
"Ordinary Share Capital"	214,782,435 Ordinary Shares, being the entire issued share capital of the Company
"Ordinary Shares"	ordinary shares of 20p each in the capital of the Company having the rights set out in the articles of association of the Company adopted conditional on Admission
"Over-allotment Arrangements"	the arrangements pursuant to which the Stabilising Manager may purchase from the Over-allotment Shareholders, or procure purchasers for, the Over-allotment Shares as described in paragraph 9 of Part XIV: "Underwriting and Stock Lending Arrangements"
"Over-allotment Shares"	the Ordinary Shares which are the subject of the Over-allotment Arrangements and not exceeding in aggregate a maximum of 15% of the total number of Ordinary Shares comprised in the Global Offer
"Over-allotment Shareholders"	the Selling Shareholder(s) who, pursuant to the Underwriting Agreement, agree(s) to sell Over-allotment Shares pursuant to the Over-allotment Arrangements
"PepsiCo"	PepsiCo Inc., a corporation organised under the laws of the State of North Carolina, with registered business address of 700 Anderson Hill Road, Purchase, New York, or any wholly-owned (direct or indirect) subsidiary of such company
"Pernod"	Pernod Ricard S.A., a company incorporated in France with registered business address of 12 Places des Etats Unis, 75783 Paris Cedex 16, France, or any wholly-owned (direct or indirect) subsidiary of such company, including Allied Domecq Limited
"Pricing Statement"	the statement to be published on or about 9 December 2005 by the Company detailing the Offer Price
"Prospectus Directive"	Directive 2003/71/EC setting out the initial disclosure obligations for issuers of securities that are offered to the public or admitted to trading on a regulated market in the EU
"Prospectus Rules"	the rules made for the purposes of Part VI of FSMA in relation to offers of transferable securities to the public and admission of transferable securities to trading on a regulated market and brought into effect on 1 July 2005 pursuant to Commission Regulation (EC) No. 809/2004
"Purchase Memorandum"	the purchase memorandum to be executed by the Underwriters, the Selling Shareholders and the Over-allotment Shareholders immediately prior to the announcement of the Offer Price
"QIBs" or "Qualified Institutional Buyers"	qualified institutional buyers as defined in Rule 144A
"Reduction of Capital"	the reduction of capital of the Company pursuant to Section 135 of the Companies Act as described in paragraph 2.2 of Part XIV: "Share Capital"
"Remuneration Committee"	the remuneration committee of the Company

"Robinsons Soft Drinks Limited"	Robinsons Soft Drinks Limited, a company incorporated in England and Wales, with registered number 2987077, being a wholly-owned subsidiary of Britvic
"RPI"	retail price index
"Rule 144A"	Rule 144A under the Securities Act
"Securities Act"	the US Securities Act of 1933
"Selling Shareholders"	IHG, Pernod and Whitbread
"Senior Management"	the senior management of the Company, whose details are set out in paragraph 1.2 of Part VI: "Senior Management"
"Seven-Up International"	Seven-Up International, a division of The Concentrate Manufacturing Company of Ireland, a wholly-owned subsidiary of PepsiCo, a corporation organised under the laws of Ireland and resident in Bermuda
"Share Exchange"	the share exchange carried out as part of the Capital Restructuring as described in paragraph 2.2 of Part XIV: "Share Capital"
"Share Exchange Agreement"	the share exchange agreement dated 18 November 2005 between the Company, the Selling Shareholders and PepsiCo, as described in paragraph 2.2 of Part XIV: "Share Capital"
"Stabilising Manager"	Citigroup Global Markets U.K. Equity Limited
"Takeover Panel"	the Panel on Takeovers and Mergers
"Taxes Act"	Income and Corporation Taxes Act 1988
"Territory"	Great Britain, the Isle of Man and Gibraltar (unless and until it becomes a Spanish possession)
"UK GAAP"	generally accepted accounting principles as used in the United Kingdom
"Underwriters"	Citigroup Global Markets U.K. Equity Limited, Deutsche Bank and the Joint-Lead Managers
"Underwriting Agreement"	the underwriting agreement dated 25 November 2005 between the Company, the Selling Shareholders, the Directors, and the Underwriters, as described in paragraph 9 of Part XIV: "Underwriting and Stock Lending Arrangements"
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"US GAAP"	generally accepted accounting principles as used in the United States
"US GAAS"	generally accepted auditing standards as used in the United States
"US Holder"	a beneficial owner of Ordinary Shares that is, for US federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States or any state thereof, (iii) an estate the income of which is subject to US federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for US federal income tax purposes
"Voting Trust Deed"	the voting trust deed dated 10 March 2004, as amended, between Tropicana United Kingdom Limited and Wotsits Brands Limited, as described in paragraph 6 of Part XIV: "Principal Shareholders"
"Whitbread"	Whitbread Group PLC, a company incorporated in England and Wales with registered number 29423, with registered business address of Whitbread House, Park Street West, Luton LU1 3BG, or any wholly-owned (direct or indirect) subsidiary of such company

PART XVI: GLOSSARY

The following terms appear in the text of this document and are explained below:

"adult drinks"	soft drinks in the take-home channel targeted at the adult consumer
"advertising and promotional expenditure"	expenditure which includes brand-specific advertising and promotion costs but excludes the costs of promotional discounts and account development expenditure
"bag-in box"	a system comprising of a flexible bag in an outer case made from corrugated board, as used in licensed on-trade and leisure and catering dispense equipment
"better for you"	a consumer trend to seek soft drinks which are perceived to be "better for you"
"brand contribution"	net turnover less material costs and all other marginal costs that management considers to be directly attributable to the sale of a given product. Such costs include, *inter alia*, brand specific advertising and promotion costs, raw materials, and marginal production and distribution costs
"Business Transformation Programme"	the phased replacement of all of the Group's major IT systems together with a re-engineering of many of the Group's key business processes
"CAGR"	compound annual growth rate
"carbonates"	a soft drink category where the drink is made predominantly from carbonated water and to which juice or flavourings have been added (for example, cola, lemonade and fruit flavoured carbonates)
"cash margin"	the difference in cash terms between the sales price and the costs directly attributable to the product sold
"cola"	cola-flavoured carbonated drinks including cola with flavours, clear and coloured colas
"consumer"	people who drink soft drinks
"CRM"	customer relationship management
"customer"	take-home outlets (e.g. supermarkets) and on-premise outlets (e.g. pubs) that sell soft drinks
"dairy drinks"	a ready-to-drink milk-based or milk substitute drink to which flavouring or juice has been added
"EBITDA"	earnings before interest, tax, depreciation, amortisation of goodwill and intangible assets upon acquisition, other exceptional items and extraordinary items
"EPOS"	electronic point of sale
"FCB"	frozen carbonated beverages
"FMCG"	fast-moving consumer goods
"fruit flavoured carbonates"	fruit flavoured carbonated drinks, including orange, cherry and blackcurrant flavours
"fruit drinks"	non-carbonated drink that may or may not contain fruit juice and that has added water (including J_2O)
"functional drinks"	sports and energy drinks
"impulse"	the channel within the take-home market that includes convenience stores, petrol station forecourts, off-licences, independent grocers and confectionery, tobacco, and news retailers
"lemon/lime"	lemon/lime flavoured drinks, including 7UP and Sprite

"leisure and catering"	the channel within the on-premise market that includes education sites, business and industry locations, restaurants, cinemas, theatres, health clubs and hospitals
"lemonade"	carbonated lemonade, including clear, cloudy and traditional varieties
"licensed on-trade"	the channel within the on-premise market that includes pubs, clubs and bars
"managed pubs"	generally a pub owned by a pub company or brewer and operated by a salaried manager and staff employed by the owning company which prescribes the entire product range and detail of service style
"mineral water"	water from under ground that passes over rocks, resulting in a higher content of various minerals. It is untreated other than to remove grit and dirt
"mixers"	drinks primarily intended to be used to dilute an alcoholic drink
"NPD"	new product development
"occasionality"	when and how consumers choose to consume soft drinks
"on-premise"	the route to market for soft drinks suppliers that includes the licensed on-trade and leisure and catering channels
"PepsiCo Systems"	in relation to carbonates, PepsiCo's consumer and customer insight, competitor intelligence, marketing best practice and technological know-how
"PET"	Polyethylene Terephthalate; a type of plastic used to make soft drinks bottles
"points of sale"	a place where a consumer can purchase a soft drink
"pre-forms"	pre-formed PET blanks which are blown on the production line to form PET bottles
"pure juice"	non-carbonated 100% pure juice or juice blend
"ROIC"	return on invested capital
"smoothies"	drinks described as smoothies, either in brand name or as a description on the packaging
"soft drinks"	drinks containing less than 1.2% alcohol, which are predominantly served cold, including pure juices, fruit drinks, functional drinks, water, dairy drinks and flavoured carbonated drinks but excluding milk
"spring water"	water collected directly from the spring from which it arises, bottled at source and treated to obtain hygiene standards
"squash"	cordial or syrup to be diluted prior to consumption
"sterling weighted distribution"	weighted percentage of points of sale in which Britvic's products can be purchased by a consumer with such weighting being based on total soft drinks turnover in all relevant points of sale
"stills"	a soft drink category where the drink is non-carbonated and which may be fruit or non-fruit flavoured (for example, pure juice, squash and fruit drinks)
"take-home"	the route to market for soft drinks suppliers which includes the grocery multiples, impulse and wholesalers

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J2O

Britvic

Britvic

AQUALIBRA

Amé

ROBINSONS
fruit spring

ROBINSONS

ROBINSONS
fruit shoot

Tango
CLEAR

Tango

PEPSI

PEPSI
diet

PEPSI
MAX

R
WHITES
Premium
LEMONADE

7UP

Pennine
Spring

Gatorade

PURDEYS
MULTIVITAMIN FRUIT DRINK
drench

IDRIS
DRINKS COMPANY

Tango
ICE BLAST
FEEL THE FROZEN EXPLOSION

RED DEVIL

SHANDY
BASS